UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number 333-280767

Endo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**30-1390281**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

9 Great Valley Parkway

Malvern, PA	**19355**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **+1 (484) 216-0000**

1400 Atwater Drive
Malvern, PA 19355

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: None (1)

(1) On June 28, 2024, Endo, Inc. common stock was quoted and began trading on the OTCQX® Best Market under the symbol "NDOI."

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes	☐	No	☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	Yes	☐	No	☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes	☒	No	☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	Yes	☐	No	☒
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.	Yes	☒	No	☐

The aggregate market value of the voting common equity (common shares) held by non-affiliates as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $1,490,249,283 based on a closing sale price of $28.25 per share as reported on the over-the-counter market on that date. Common shares held by each officer and director have been excluded since such persons and beneficial owners may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant has no non-voting common shares authorized or outstanding.

The number of common shares, nominal value $0.001 per share outstanding as of March 4, 2025 was 76,211,329.

ENDO, INC.
INDEX TO FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2024

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this document contain information that includes or is based on "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statements relating to future financial results, cost savings, revenues, expenses, net income and income per share; the possibility or potential outcomes of future litigation; future financing activities; the possibility and potential impact of future public health crises and epidemics on the health and welfare of our employees and on our business (including any economic impact, anticipated return to historical purchasing decisions by customers, changes in consumer spending, decisions to engage in certain medical procedures, future governmental orders that could impact our operations and the ability of our manufacturing facilities and suppliers to fulfill their obligations to us); the expansion of our product pipeline and any development, approval, launch or commercialization activities; and any other statements that refer to Endo's expected, estimated or anticipated future results. We have tried, whenever possible, to identify such statements with words such as "believe," "expect," "anticipate," "intend," "estimate," "plan," "project," "forecast," "will," "may" or similar expressions. We have based these forward-looking statements on our current expectations, assumptions and projections about, among other things, the growth of our business, our financial performance and the development of our industry.

Because these forward-looking statements reflect our current views concerning future events, these forward-looking statements involve risks and uncertainties including, without limitation, the impacts of competition such as those related to XIAFLEX® and other branded, sterile injectable and generic products; technological advances and patents obtained by competitors; our ability to develop or expand our product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the timing and uncertainty of the results of both the research and development (R&D) and regulatory processes, including regulatory approvals, product recalls, withdrawals and other unusual items; our ability to obtain and maintain adequate protection for our intellectual property rights; the success of any acquisition, licensing or commercialization; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; the performance of third parties upon whom we rely for goods and services; the impact that known and unknown side effects may have on market perception and consumer preference; the performance, including the approval, introduction and consumer and physician acceptance of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; changing competitive, market and regulatory conditions; the timely and successful implementation of any strategic and/or optimization initiatives; changes in legislation or regulations; issues associated with our supply chain; our ability to obtain and successfully manufacture, maintain and distribute a sufficient supply of products to meet market demand in a timely manner; domestic and foreign health care and cost containment reforms, including government pricing, tax and reimbursement policies; supply chain issues; the timing or results of any potential future litigation, investigations, claims, actual or contingent liabilities; and the other risks and uncertainties more fully described under the caption "Risk Factors" in Part I, Item 1A of this report and in other reports that we file with the Securities and Exchange Commission (SEC).

These risks and uncertainties, many of which are outside of our control, and any other risks and uncertainties that we are not currently able to predict or identify, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and cash flows and could cause our actual results to differ materially and adversely from those expressed in forward-looking statements contained or referenced in this document.

We do not undertake any obligation to update our forward-looking statements after the date of this document for any reason, even if new information becomes available or other events occur in the future, except as may be required under applicable securities laws. Also note that, in Part I, Item 1A "Risk Factors" of this report, we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 27A of the Securities Act and Section 21E of the Exchange Act. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this to be a complete discussion of all potential risks or uncertainties.

PART I

Item 1.   *Business*

Overview

Unless otherwise indicated or required by the context, references throughout to "Endo," the "Company," the "Successor," "we," "our" or "us" refer to Endo, Inc. and its subsidiaries, as successor entity for accounting and financial reporting purposes following the consummation of the Plan (as defined below) on the Effective Date (April 23, 2024, as further defined below). References to Endo International plc and its direct and indirect subsidiaries on a consolidated basis, refer to the predecessor entity to Endo, Inc. for accounting and financial reporting purposes prior to and including the consummation of the Plan on the Effective Date.

Endo, Inc. is a diversified pharmaceutical company. Endo, Inc. was incorporated on December 5, 2023 for the express purpose of completing the transactions contemplated in the Plan (as defined below) and Purchase and Sale Agreement (PSA), which was entered into among Endo, Inc., certain other applicable purchaser entities, certain Debtors (as defined below) and certain non-debtor affiliates. From its formation on December 5, 2023 through the Effective Date, Endo, Inc. had no operations or business transactions or activities other than those taken in furtherance of the transactions contemplated by the Plan including in connection with the incurrence of the Exit Financing Debt (as defined below) and those incidental to the preparation of its Registration Statement on Form S-1, as amended, filed with the SEC on July 26, 2024 (the Registration Statement). Accordingly, all incidental charges were capitalized in Endo, Inc.'s Condensed Consolidated Balance Sheet as incurred, primarily concentrated in the lead up to, or on, the Effective Date and, where applicable, reflected as Reorganization Adjustments (as defined below) in the application of fresh start accounting. Immediately prior to the consummation of the Plan, Endo, Inc. had approximately $8 million of assets and liabilities in connection with Exit Financing Debt activities. Endo, Inc. had no other assets, liabilities or operating costs prior to the consummation of the Plan. As of the Effective Date, and continuing through the date of this report, Endo, Inc. was a holding company and all of its business was conducted through its subsidiaries, and the financial results of such subsidiaries are consolidated in its financial statements.

Our common stock is currently traded on the OTCQX® Best Market under the ticker symbol "NDOI." References throughout to "common stock" refer to Endo, Inc.'s common stock (1,000,000,000 authorized, par value of $0.001 per share).

Prior to cancellation on the Effective Date, "ordinary shares," which previously traded on the Nasdaq Global Select Market under the ticker symbol "ENDP" and over-the-counter market using the ticker symbol "ENDPQ" refer to Endo International plc's ordinary shares (1,000,000,000 authorized, par value of $0.0001 per share). In addition, Endo International plc had 4,000,000 euro deferred shares outstanding (par value of $0.01 per share).

Equity holders of Endo, Inc.'s common stock and Endo International plc's ordinary shares are referenced throughout as "shareholders" and/or "stockholders."

The address of Endo, Inc.'s headquarters is 9 Great Valley Parkway, Malvern, Pennsylvania, 19355 (telephone number: +1 (484) 216-0000).

Our focus is on pharmaceutical products and we target areas where we believe we can build leading positions. Our operating model is based on a lean and nimble structure, the rational allocation of capital and an emphasis on high-value R&D targets. While our primary focus is on organic growth, we evaluate and, where appropriate, execute on opportunities to expand through the licensing or acquisition of products or companies in areas that we believe serve patients and customers while offering attractive growth characteristics and margins. We believe our operating model and the execution of our corporate strategy will enable us to create shareholder value over the long-term.

The four reportable business segments in which we operate are: (1) Branded Pharmaceuticals, (2) Sterile Injectables, (3) Generic Pharmaceuticals and (4) International Pharmaceuticals. Additional information about our reportable business segments is included throughout this Part I. The results of operations of our reportable business segments are discussed in Part II, Item 7 of this report "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "RESULTS OF OPERATIONS." These reportable business segments generated total revenues of $1.18 billion, $0.58 billion, $2.01 billion and $2.32 billion during the Successor year ended December, 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively.

For branded products, which we sell primarily through our Branded Pharmaceuticals and Sterile Injectables segments, we seek to invest in products or product candidates that have inherent scientific, regulatory, legal and technical complexities and market such products under recognizable brand names that are trademarked. For products we develop for the U.S. market, after the completion of required clinical trials and testing, we seek approvals from regulatory bodies such as through the submission of New Drug Applications (NDAs) or Biologics License Applications (BLAs) to the U.S. Food and Drug Administration (FDA). We believe that our patents, the protection of discoveries in connection with our development activities, our proprietary products, technologies, processes, trade secrets, know-how, innovations and all of our intellectual property are important to our business and achieving a competitive position. However, there can be no assurance that any of our patents, licenses or other intellectual property rights will afford us any protection from competition. Additional information is included throughout this Part I, Item 1.

Generic products are the pharmaceutical and therapeutic equivalents of branded products and are generally sold under their generic (chemical) names rather than their brand names. For generic products, which we sell primarily through our Sterile Injectables and Generic Pharmaceuticals segments, our focus is on high-barrier-to-entry products, with an emphasis on complex sterile injectable products, such as ready-to-use (RTU) products, and first-to-file or first-to-market opportunities that are difficult to formulate or manufacture or face complex legal and regulatory challenges. In the U.S., first-to-file products refer to generic products for which the Abbreviated New Drug Applications (ANDAs) containing patent challenges (or Paragraph IV certifications) to the corresponding branded products' listed patents were the first to be filed with the FDA. In the U.S., manufacturers that launch first-to-file products, after success in litigating or otherwise resolving related patent challenges, and receiving final FDA approval, have the opportunity for 180 days of generic marketing exclusivity from competing generic products other than authorized generics. First-to-market products refer to products that are the first marketed generic equivalents of the corresponding branded products for reasons apart from statutory marketing exclusivity. This can occur, for example, when a generic product is difficult to formulate or manufacture. First-to-market products allow manufacturers to mitigate risks from competitive pressures commonly associated with commoditized generic products. Additional information is included throughout this Part I, Item 1.

The Chapter 11 Restructuring

Historically, our business has been operated by Endo International plc, together with its subsidiaries. On August 16, 2022 (the Petition Date), Endo International plc, together with certain of its direct and indirect subsidiaries (the Debtors), filed voluntary petitions for relief under chapter 11 of title 11 of the United States (U.S.) Code (the Bankruptcy Code). The Debtors received approval from the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) to jointly administer their chapter 11 cases (the Chapter 11 Cases) for administrative purposes only pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure under the caption *In re Endo International plc, et al*.

On December 19, 2023, the Debtors filed a proposed chapter 11 plan of reorganization (as amended, including on January 5, 2024, January 9, 2024 and March 18, 2024, and including any exhibits and supplements filed with respect thereto, the Plan or Plan of Reorganization) and related disclosure statement with the Bankruptcy Court.

The Bankruptcy Court confirmed the Plan on March 19, 2024, and the Debtors satisfied all conditions required for the Plan effectiveness (the Effective Date) on April 23, 2024. Pursuant to the Plan and the PSA, Endo, Inc. acquired from the Debtors substantially all of the assets, as well as certain equity interests of the Debtors and non-debtor affiliates and assumed certain liabilities of Endo International plc. Endo International plc will be dissolved in connection with the consummation of the Plan.

Our Business Strategy

Our strategy is driven by our aspiration to be a vibrant, growing, diversified pharmaceutical company delivering innovative, life-enhancing products. We are focused on driving long-term growth and value creation for our stakeholders through our diversified and durable portfolio of businesses, advancing product development, pursuing manufacturing and commercialization excellence and supporting a collaborative growth-minded culture committed to quality & compliance.

Diversified and Durable Portfolio of Businesses: We strategically invest to strengthen our portfolio for sustainable growth. For our Branded Pharmaceuticals segment, this includes driving sustained long-term growth in XIAFLEX® through focused investment, successfully leveraging the XIAFLEX® pipeline-in-a-product platform to pursue new indications that will provide a more fulsome suite of non-surgical solutions to treat musculoskeletal conditions, and targeting external opportunities in urology, orthopedics and adjacent areas that can leverage existing commercial capabilities to accelerate growth. For our Sterile Injectables segment, this includes growing the product portfolio through the addition of differentiated and durable product opportunities and successfully launching new products that address our customers' needs. For our Generic Pharmaceuticals and International Pharmaceuticals segments, this includes limited opportunistic investments that will help to deliver durable future cash flows which can be used to fund the core growth areas.

Manufacturing and Commercial Excellence: Over the last several years, we have expanded and modernized our internal Sterile Injectables manufacturing capabilities, rationalized our Generic Pharmaceuticals manufacturing network and transformed our general and administrative functions. We intend to continue to invest to enhance those capabilities that are aligned with the growth strategies for our segments, particularly those capabilities that are necessary to support the continued development and manufacturing of more complex and differentiated sterile injectable products. We will also continue to execute initiatives to increase productivity and efficiencies, including with respect to the adoption and use of new technology that has the potential to meaningfully transform how we work. However, given our prior investments to expand and modernize our manufacturing network, we are not currently planning any meaningful capital expenditures for further expansion in the near term.

High Performing Culture: We are dedicated to fostering an environment that promotes a highly engaged, inclusive and high-performing culture for our team, aligned with our collaborative growth-minded culture and commitment to quality & compliance. Additionally, we are committed to adopting responsible business practices that seek to promote the safe, efficient and responsible use of global resources, both directly and through our suppliers and logistics partners.

We intend to follow a disciplined approach to capital allocation to achieve our aspiration. First, we will fund organic growth through investments in promotional efforts to support on-market non-opioid products, development efforts to support our pipeline growth and capital improvements to support our manufacturing network. Next, we will pursue selective acquisitions or business development opportunities to expand our portfolio in our core growth areas and accelerate growth. Finally, we intend to use excess cash to pay down debt.

Several factors will be critical for the successful implementation of our strategy including executing the targeted strategies to deliver XIAFLEX® on-market growth; obtaining favorable XIAFLEX® clinical trial outcomes for new indications in development; progressing the development and launch of the Sterile Injectables pipeline products on a timely basis; implementing necessary capability enhancements; experiencing no significant performance issues with key third-party partners; and continuing to maintain a fully engaged, high-performing global team.

Our Competitive Strengths

We believe our competitive strengths include our:

Large and Diversified Portfolio of Durable On-Market Products. We have a large, durable and diversified portfolio of approximately 180 on-market products across all four of our reportable segments. These products are used for the treatment of medical conditions across a wide variety of therapeutic areas in over 95% of U.S. hospitals. While we do have a small number of large and growing on-market products such as XIAFLEX®, which is protected by a durable patent estate that extends into the late 2030s, most of our portfolio is made up of mature and non-promoted products that we believe can deliver steady cash flows over the longer-term with little investment. We believe these products will continue to be a durable source of cash flow that can be reinvested to further grow the business.

Robust Product Pipeline. We have a robust pipeline of innovative and potentially differentiated product candidates primarily across our Branded Pharmaceuticals and Sterile Injectables segments. Within our Branded Pharmaceuticals segment, we are currently developing XIAFLEX® for additional indications including plantar fibromatosis currently in Phase 3, plantar fasciitis recently completing a Phase 2 proof-of-concept study and other potential indications, including hammer toe, urethral stricture and arthrofibrosis of the knee post arthroplasty, which are in pre-clinical development.

The plantar fibromatosis Phase 2 clinical study did not meet statistical significance in its primary endpoint, though a large patient subpopulation showed statistically significant improvement post-hoc across a majority of endpoints tested and there were no treatment-related serious adverse events. This analysis was used to design and initiate the Phase 3 clinical program.

In October 2024, Endo received results from its Phase 2 dose-ranging clinical study of collagenase clostridium histolyticum (CCH) in participants with plantar fasciitis. While study participants receiving one treatment of CCH 0.6 mg showed numerical improvement from baseline on the Pain Intensity Numeric Rating Scale (NRS) average daily pain score compared to placebo, the difference was not statistically significant. Though the Phase 2 study did not achieve its primary endpoint, the results were informative and, based on a post-hoc analysis, clinically meaningful for a subpopulation of patients—those with moderate to severe plantar fasciitis pain as determined by Foot Function Index subscales. Endo is continuing its evaluation to determine next steps.

We also have method of use patent applications on future indications that, if issued, are expected to expire in the early 2040s and potentially beyond which may add to the durability of XIAFLEX®. Our remaining pipeline consists mainly of a variety of product candidates in our Sterile Injectables and Generic Pharmaceuticals segments. As of December 31, 2024, within these two segments, we were actively pursuing approximately 45 product candidates, including: (i) approximately 8 ANDAs pending with the FDA, as well as (ii) greater than 30 additional projects in development. Approximately 90% of the product candidates are associated with our Sterile Injectables segment, including RTU and other more differentiated product candidates.

Proven Scalable Capabilities. We have extensive commercial capabilities with an experienced sales and marketing team of approximately 200 professionals that primarily focuses on the promotion of certain products within our Specialty Products portfolios through a targeted, product-dependent approach. In addition, we have well-established patient support services and an experienced field reimbursement capability that can help to improve patient outcomes by helping healthcare providers navigate through the various aspects of reimbursement and coverage requirements for our Specialty Products portfolio. Our proven formulation and product development know-how, strong project management and clinical development and regulatory expertise can be leveraged across our entire portfolio. Additionally, we have an efficient, high-quality and modernized manufacturing network, including four manufacturing facilities in the United States and three manufacturing facilities in India, that is capable of supporting an array of dosage forms. Although a large number of our products are manufactured by third parties, approximately 70% of our total revenues in the year ended December 31, 2024 was from products, including XIAFLEX®, that were manufactured in our facilities. We believe this comprehensive suite of capabilities increases the likelihood of success in commercializing complex and high-barrier-to-entry products that have the potential for more durable cash flows, provides us with a broader and more diversified product portfolio and allows us greater flexibility in the selection of targets for potential development.

Significantly Improved Balance Sheet and Strong Cash Flow Generation. As a result of the consummation of the Plan on the Effective Date, we have a more flexible, de-levered balance sheet with substantially reduced indebtedness. As a result of the consummation of the Plan, as of December 31, 2024, we have $2.5 billion of funded indebtedness in the form of a new money first lien secured debt financing, also collectively referred to as the Exit Financing Debt (as amended), $1.5 billion of which as of December 31, 2024 bears interest at a rate per annum equal to, at our option, (x) Term SOFR plus a range of 3.75% to 4.00% or (y) an alternate base rate plus a range of 2.75% to 3.00%, in each case based upon our First Lien Net Leverage Ratio (as defined in the Amended Credit Agreement), and $1.0 billion of which bears interest at 8.500% per annum. In addition, upon consummation of the Plan, opioid, mesh and other claims against us were discharged and channeled to certain settlement trusts in accordance with the Plan, with minimal obligations remaining, most of which are contingent upon business performance, thereby resolving substantially all of our litigation contingencies. We had $113.4 million, $(744.6) million, $435.1 million and $269.2 million of net cash provided by (used in) operating activities for the Successor year ended December 31, 2024, the Predecessor period from January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively. As a result of the consummation of the Plan, we believe our restructured and de-levered balance sheet provides us with a go-forward capital structure that will allow us the flexibility to use our strong cash flow in a disciplined way to fund our organic growth, pursue external opportunities to expand our portfolio and accelerate growth in our core areas, and to pay down debt and further de-lever our balance sheet, in addition to servicing the interest payments on our new debt and funding the payment obligations under the Plan that were not fully funded on the Effective Date. Given our strong cash flow generation historically, we do not expect that our interest payments and future payment obligations under the Plan will erode our cash reserves.

Experienced and Dedicated Management Team. We have a highly skilled and customer-focused management team in critical leadership positions with the experience, track record and comprehensive understanding of our business to execute strong performance. Our senior management team has extensive experience in the pharmaceutical industry, including improving business performance through organic revenue growth, operational and commercial excellence and through the identification, consummation and integration of licensing and acquisition opportunities. This experience is demonstrated through a proven track record of developing and commercializing products across all segments, including approximately 45 products in our Sterile Injectables and Generic Pharmaceuticals segments within the past five years. Most of our senior management team held leadership roles at Endo International plc preceding the bankruptcy proceedings, remained in such roles through the bankruptcy proceedings and continue in such roles post-emergence. None of our senior management team held leadership roles at Endo International plc during the period covering the events related to the claims filed in the Chapter 11 Cases by the United States that were subject to the resolution reached with the U.S. Department of Justice (DOJ), described in Part IV, Item 15 of this report. See "Risk Factors—Risks Related to Plan Effectiveness—The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action."

Products Overview

Branded Pharmaceuticals

The following table displays the revenues from external customers of our Branded Pharmaceuticals segment (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Specialty Products:				
XIAFLEX®	$ 362,985	$ 152,638	$ 475,014	$ 438,680
SUPPRELIN® LA	59,307	26,213	96,849	113,011
Other Specialty (1)	36,147	21,120	73,797	70,009
Total Specialty Products	$ 458,439	$ 199,971	$ 645,660	$ 621,700
Established Products:				
PERCOCET®	$ 63,486	$ 33,892	$ 106,375	$ 103,943
TESTOPEL®	27,872	13,225	42,464	38,727
Other Established (2)	60,413	32,626	64,588	86,772
Total Established Products	$ 151,771	$ 79,743	$ 213,427	$ 229,442
Total Branded Pharmaceuticals (3)	$ 610,210	$ 279,714	$ 859,087	$ 851,142

_____

(1) Products included within Other Specialty include, but are not limited to, AVEED®.

(2) Products included within Other Established include, but are not limited to, EDEX®.

(3) Individual products presented above represent the top two performing products in each product category for the 2024 periods presented and/or any product having revenues in excess of $25 million during any quarter presented for 2024 or 2023.

Specialty Products Portfolio

Endo commercializes a number of products within the market served by specialty distributors and specialty pharmacies and in which healthcare practitioners can purchase and bill payers directly (the buy and bill market). Our current offerings primarily relate to the following areas: (i) urology treatments, which currently focus mainly on Peyronie's disease (PD) and testosterone replacement therapies (TRT) for hypogonadism; (ii) orthopedics treatments, which currently focus on Dupuytren's contracture (DC); and (iii) pediatric endocrinology treatments, which currently focus on central precocious puberty (CPP). Key product offerings in this portfolio include the following:

- XIAFLEX®, which is a non-surgical treatment for both PD (for adult men with a collagen plaque and a penile curvature deformity of thirty degrees or greater at the start of therapy) and DC (for adult patients with an abnormal buildup of collagen in the fingers that limits or disables hand function).
- SUPPRELIN® LA, which is a soft, flexible 12-month hydrogel implant based on our hydrogel polymer technology that delivers histrelin acetate, a gonadotropin-releasing hormone agonist, and is indicated for the treatment of CPP in children.
- AVEED®, which is a novel, long-acting testosterone undecanoate for injection for the treatment of hypogonadism that is dosed only five times per year after the first month of therapy.

Established Products Portfolio

This portfolio's current treatment offerings primarily relate to the following areas: (i) pain management, including products in the opioid analgesics segment and for the treatment of pain associated with post-herpetic neuralgia, and (ii) urology, focusing mainly on the treatment of hypogonadism. Key product offerings in this portfolio include, among others, the following:

- PERCOCET®, which is an opioid analgesic approved for the management of pain severe enough to require an opioid analgesic and for which alternative treatments are inadequate.
- TESTOPEL®, which is a unique, long-acting implantable pellet indicated for TRT in conditions associated with a deficiency or absence of endogenous testosterone.
- EDEX®, which is a penile injection used to treat erectile dysfunction caused by conditions affecting nerves, blood vessels, emotions and/or a combination of factors.

The Company's pain products, including opioid products, are managed as mature brands and are not and have not been actively promoted for years.

Sterile Injectables

The following table displays the revenues from external customers of our Sterile Injectables segment (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
ADRENALIN®	$ 60,207	$ 38,601	$ 99,910	$ 114,304
VASOSTRICT®	36,354	34,309	93,180	253,696
Other Sterile Injectables (1)	132,307	59,621	236,473	221,633
Total Sterile Injectables (2)	$ 228,868	$ 132,531	$ 429,563	$ 589,633

_____
(1) Products included within Other Sterile Injectables include, but are not limited to, APLISOL®.
(2) Individual products presented above represent the top two performing products within the Sterile Injectables segment for the 2024 periods presented and/or any product having revenues in excess of $25 million during any quarter presented for 2024 or 2023.

The Sterile Injectables segment includes a product portfolio of approximately 40 product families, including branded sterile injectable products that are currently protected by certain patent rights and have inherent scientific, regulatory, legal and technical complexities and generic injectable products that are difficult to formulate or manufacture or face complex legal and regulatory challenges. Our sterile injectables products are manufactured in sterile facilities in various dosage forms and are administered at hospitals, clinics and long-term care facilities. Key product offerings in this segment include, among others, the following:

- ADRENALIN®, which is a non-selective alpha and beta adrenergic agonist indicated for emergency treatment of certain allergic reactions, including anaphylaxis. We offer ADRENALIN® in multiple formulations, including the RTU premixed bag which launched in October 2024.
- VASOSTRICT®, which is indicated to increase blood pressure in adults with vasodilatory shock who remain hypotensive despite fluids and catecholamines. We offer VASOSTRICT® in multiple formulations, including the RTU premixed bottle which launched in February 2022.
- APLISOL®, which is a sterile aqueous solution of a purified protein derivative for intradermal administration as an aid in the diagnosis of tuberculosis.

Generic Pharmaceuticals

The Generic Pharmaceuticals segment includes a product portfolio of approximately 80 generic product families including patches (which are medicated adhesive patches designed to deliver the pharmaceutical through the skin), solid oral extended-release products, solid oral immediate-release products, liquids, semi-solids, powders, ophthalmics (which are sterile pharmaceutical preparations administered for ocular conditions) and sprays and includes products that treat and manage a wide variety of medical conditions.

Generic products are the pharmaceutical and therapeutic equivalents of branded products and are generally sold under their generic (chemical) names rather than their brand names. Generic products are substantially the same as branded products in dosage form, safety, efficacy, route of administration, quality, performance characteristics and intended use, but are generally sold at prices below those of the corresponding branded products and thus represent cost-effective alternatives for consumers.

Typically, a generic product may not be marketed until the expiration of applicable patent(s) on the corresponding branded product unless a resolution of patent litigation results in an earlier opportunity to enter the market. For additional detail, see "Governmental Regulation." However, our generics portfolio also contains certain authorized generics, which are generic versions of branded products licensed by brand drug companies under an NDA and marketed as generics. Authorized generics do not face the same regulatory barriers to introduction and are not prohibited from sale during the 180-day marketing exclusivity period granted to the first-to-file ANDA applicant. From time to time, our authorized generics have included generic versions of our branded products. We also aim to be a partner of choice to large companies seeking authorized generic distributors for their branded products.

International Pharmaceuticals

Our International Pharmaceuticals segment includes a variety of specialty pharmaceutical products, including over-the-counter (OTC) products, sold outside the U.S., primarily in Canada through our operating company Paladin Pharma Inc. (Paladin).

Select Development Projects

XIAFLEX®

XIAFLEX® is currently approved by the FDA and marketed in the U.S. for the treatment of both DC and PD (two separate indications). In early 2020, we announced that we had initiated our XIAFLEX® development program for the treatment of plantar fibromatosis (PFI). In March 2023, we announced top-line results from our Phase 2 clinical study of XIAFLEX® in participants with PFI and initiated the Phase 3 clinical program in the fourth quarter of 2023. We also completed a proof-of-concept study in plantar fasciitis (PFA) during the third quarter of 2023 and, based on encouraging proof-of-concept study results initiated the Phase 2 clinical study in the fourth quarter of 2023. In October 2024, Endo received results from its Phase 2 dose-ranging clinical study of collagenase clostridium histolyticum (CCH) in participants with plantar fasciitis. While study participants receiving one treatment of CCH 0.6 mg showed numerical improvement from baseline on the Pain Intensity Numeric Rating Scale (NRS) average daily pain score compared to placebo, the difference was not statistically significant. Though the Phase 2 study did not achieve its primary endpoint, the results were informative and, based on a post-hoc analysis, clinically meaningful for a subpopulation of patients—those with moderate to severe plantar fasciitis pain as determined by Foot Function Index subscales. Endo is continuing its evaluation to determine next steps.

We may in the future develop our XIAFLEX® product for potential additional indications, advancing our strategy of developing non-surgical musculoskeletal care interventions.

Other

Our remaining pipeline consists mainly of a variety of product candidates in our Sterile Injectables and Generic Pharmaceuticals segments. As of December 31, 2024, within these two segments, we were actively pursuing approximately 45 product candidates, including: (i) approximately 8 ANDAs pending with the FDA, as well as (ii) greater than 30 additional projects in development. Approximately 90% of the product candidates are associated with our Sterile Injectables segment, including RTU and other more differentiated product candidates.

We expect to continue to focus investments in RTU and other differentiated product candidates in our Sterile Injectables segment, potentially including acquisitions and/or license and commercialization agreements.

Our primary approach to developing products for these two segments is to target high-barrier-to-entry product opportunities, including developing injectable products with inherent scientific, regulatory, legal and technical complexities, as well as developing other dosage forms and technologies as well as first-to-file or first-to-market opportunities that are difficult to formulate or manufacture or face complex legal and regulatory challenges as well as products that meet the evolving needs of hospitals and health systems. We expect such product opportunities to result in products that are either the exclusive generic or have fewer generic competitors when launched, which we believe tends to lead to more sustainable market share and profitability for our product portfolio.

We periodically review our development projects in order to better direct investment toward those opportunities that we expect will deliver the greatest returns. This process can lead to decisions to discontinue certain R&D projects that may reduce the number of products in our previously reported pipeline. Following a review of expected revenue contribution and investment return, in late 2024, we decided to discontinue approximately 15 projects across our sterile and generic portfolios.

Major Customers

We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and managed care organizations (MCOs). Our current customer group reflects significant consolidation in recent years, marked by mergers and acquisitions and other alliances. Net revenues from direct customers that accounted for 10% or more of our total consolidated net revenues are as follows:

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Cencora, Inc., previously known as AmerisourceBergen Corporation (1)	31 %	30 %	29 %	35 %
McKesson Corporation	25 %	26 %	25 %	26 %
Cardinal Health, Inc.	14 %	16 %	17 %	20 %
CVS Health Corporation (1)	17 %	16 %	16 %	4 %

———————
(1) During the second quarter of 2022, CVS Health Corporation finalized the acquisition of US Bioservices from Cencora, Inc. (known as AmerisourceBergen Corporation at the time).

Net revenues from these customers are generally included within each of our segments. XIAFLEX® sales account for a significant portion of our net revenues and a significant portion of net revenues from certain of these customers. These customers are generally not contractually obligated to purchase a minimum amount of product from us.

Some wholesalers and distributors have required pharmaceutical manufacturers, including us, to enter into distribution service agreements (DSAs) pursuant to which the wholesalers and distributors provide pharmaceutical manufacturers with certain services as well as certain information including, without limitation, periodic retail demand information, current inventory levels and other information. We have entered into certain of these agreements.

Competition

Branded Products

Our branded products compete with products manufactured by many other companies in highly competitive markets.

We compete principally through targeted product development and through our acquisition and in-licensing strategies, where we face intense competition as a result of the limited number of assets available and the number of competitors bidding on such assets. In addition to product development and acquisitions, other competitive factors with respect to branded products include product efficacy, safety, ease of use, price, demonstrated cost-effectiveness, marketing effectiveness, service, reputation and access to technical information.

Branded products often must compete with therapeutically similar branded or generic products or with generic equivalents. Such competition frequently increases over time. For example, if competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products could be subject to progressive price reductions and/or decreased volume of sales. To successfully compete for business, we must often demonstrate that our products offer not only medical benefits, but also cost advantages as compared with other forms of care. Accordingly, we face pressure to continually seek out technological innovations and to market our products effectively.

Manufacturers of generic products typically invest far less in R&D than research-based companies and can therefore price their products significantly lower than branded products. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. Due to lower prices, generic versions, where available, may be substituted by pharmacies or required in preference to branded versions under third-party reimbursement programs.

Branded Pharmaceuticals

This segment's major competitors, including Viatris Inc. (Viatris), Jazz Pharmaceuticals plc (Jazz), Takeda Pharmaceutical Company Limited and Amgen, Inc., among others, vary depending on therapeutic and product category, dosage strength and drug-delivery systems, among other factors.

Several of this segment's products, such as PERCOCET®, TESTOPEL® and SUPPRELIN® LA, face generic and/or other forms of competition. The degree of generic and/or other competition facing this segment could increase in the future.

Sterile Injectables

This segment's major competitors, including Pfizer Hospital US, Fresenius Kabi USA, LLC, Viatris, Amphastar Pharmaceuticals, Inc., Amneal Pharmaceuticals, Inc. (Amneal), Hikma Pharmaceuticals PLC and Sandoz Group AG (Sandoz), among others, vary by product. A significant portion of our sales, including sales to hospitals, clinics and long-term care facilities in the U.S., are controlled by a relatively small number of group purchasing organizations (GPOs), including HealthTrust Purchasing Group, L.P., Premier Inc. and Vizient, Inc. Accordingly, it is important for us to have strong relationships with these GPOs and achieve on-time product launches in order to secure new bid opportunities.

This segment's products, including ADRENALIN® and VASOSTRICT®, face generic and/or other forms of competition. During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched, beginning with a generic that was launched at risk and began shipping toward the end of January 2022. Since then, additional competitive alternatives entered the market, including authorized generics. The degree of generic and/or other competition facing this segment is expected to increase in the future.

Generic Products

Generic products generally face intense competition from branded equivalents, other generic equivalents (including authorized generics) and therapeutically similar branded or generic products. Our major competitors, including Teva Pharmaceutical Industries Limited, Viatris, Sandoz, Aurobindo Pharma Limited and Amneal, among others, vary by product.

Consolidations of our customer base described above under the heading "Major Customers" have resulted in increased pricing and other competitive pressures on pharmaceutical companies, including us. Additionally, the emergence of large buying groups representing independent retail pharmacies and other distributors and the prevalence and influence of MCOs and similar institutions have increased the negotiating power of these groups, enabling them to attempt to extract various demands, including, without limitation, price discounts, rebates and other restrictive pricing terms. These competitive trends could continue in the future and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Newly introduced generic products with limited or no other generic competition typically garner higher prices relative to commoditized generic products. As such, our primary strategy is to compete with a focus on high-value, first-to-file or first-to-market opportunities, regardless of therapeutic category, and products that present significant barriers to entry for reasons such as complex formulation or regulatory or legal challenges.

Even if we are successful in launching generic products with statutory generic exclusivity, competitors may enter the market when such exclusivity periods expire, resulting in significant price declines. Consequently, the success of our generics efforts depends on our continuing ability to select, develop, procure regulatory approvals of, overcome legal challenges to, launch and commercialize new generic products in a timely and cost efficient manner and to maintain efficient, high quality manufacturing capabilities.

Seasonality

Although our business is affected by the purchasing patterns and concentration of our customers, our business is not materially impacted by seasonality.

Patents, Trademarks, Licenses and Proprietary Property

We regard the protection of patents and other enforceable intellectual property rights that we own or license as critical to our business and competitive position. Accordingly, we rely on patent, trade secret and copyright law, as well as nondisclosure and other contractual arrangements, to protect our intellectual property. We have a portfolio of patents and patent applications owned or licensed by us that cover aspects of our products. These patents and applications generally include claims directed to the compounds and/or methods of using the compounds, formulations of the compounds, pharmaceutical salt forms of the compounds or methods of manufacturing the compounds. Our policy is to pursue patent applications on inventions that we believe are commercially important to the development and growth of our business.

Certain patents relating to products that are the subject of approved NDAs are listed in the FDA publication, "Approved Drug Products with Therapeutic Equivalence Evaluations" (Orange Book). The Orange Book does not include a listing of patents related to biological products approved pursuant to a BLA. Included below is information about certain products for which we own or license a BLA along with the date of expiration of certain relevant patents or regulatory exclusivity. In addition, we may have other relevant regulatory protection or patents that may extend beyond the expiration dates provided below.

As of March 4, 2025, we held approximately: 123 U.S. issued patents, 45 U.S. patent applications pending, 366 foreign issued patents and 142 foreign patent applications pending. In addition, as of March 4, 2025, we had licenses for approximately 43 U.S. issued patents, 12 U.S. patent applications pending, 110 foreign issued patents and 40 foreign patent applications pending. We are seeking additional patent protection related to several products, including XIAFLEX®. We may also obtain further patents or additional regulatory or patent exclusivity for one or more indications for any of our products in the future.

Our products are subject to different patent expiration dates. For example, patents related to AVEED® expire in 2027 and our patents related to ADRENALIN® product presentations expire in 2035 and 2039.

While we consider our overall patent portfolio to be important to the operation of our business, except for our U.S. patents related to XIAFLEX®, we believe that no other single patent or patent portfolio is material to our business as a whole. XIAFLEX® is a biological product. We own or have licensed rights to patents and patent applications related to XIAFLEX®, including drug product and methods of manufacture patents and patent applications that will expire into the late 2030s. We are seeking patent protection in support of the development efforts for a potential PFI indication for XIAFLEX®. Any method of use patent application for treating PFI would expire in the early 2040s. We are currently not aware of any material contested proceedings or third-party claims related to our XIAFLEX® patents.

Our patents provide protection by allowing us to exclude others from making, using, selling, offering for sale or importing that which is covered by the patent claims. When patent protection is not feasible, we may rely on trade secrets, non-patented proprietary know-how or continuing technological innovation. Many of our products are sold under trademarks. We also rely on confidentiality agreements with our employees, consultants and other parties to protect, among other things, trade secrets and other proprietary information.

There can be no assurance that our patents, licenses or other intellectual property rights will afford us protection from competition. The expiration of a basic product patent or loss of patent protection resulting from a legal challenge typically results in significant competition from generic products or biosimilars against the originally patented product and can result in a significant reduction in revenues for that product in a very short period of time that may never be reversed. In some cases, however, it is possible to obtain commercial benefits from product manufacturing trade secrets, patents on uses for products, patents on processes and intermediates for the economical manufacture of the active ingredients or patents for special formulations of the product or delivery mechanisms. There can also be no assurance that our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that other third parties will not otherwise gain access to our trade secrets and other intellectual property.

Additionally, any pending or future patent applications made by us or our subsidiaries, our license partners or entities we may acquire in the future are subject to risks and uncertainties. The coverage claimed in any such patent applications could be significantly reduced before the patent is issued and there can be no assurance that any such applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because unissued U.S. patent applications are maintained in secrecy for a period of eighteen months and certain U.S. patent applications are not disclosed until the patents are issued, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference and other inter-partes proceedings declared by the U.S. Patent and Trademark Office (PTO) to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that any patents, if issued, will be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology. See Item 1A. Risk Factors - "Our ability to protect and maintain our proprietary and licensed technology, which is vital to our business, is uncertain."

We may find it necessary to initiate litigation to enforce our patent rights, to protect our intellectual property or trade secrets or to determine the scope and validity of the proprietary rights of others. However, litigation is costly and time-consuming and there can be no assurance that we will prevail. Any successful challenges to our intellectual property rights may result in a significant loss of revenue. See Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report.

Governmental Regulation

FDA and U.S. Drug Enforcement Administration (DEA)

The pharmaceutical industry in the U.S. is subject to extensive and rigorous government regulation. The U.S. Federal Food, Drug, and Cosmetic Act (FFDCA), the U.S. Controlled Substances Act (CSA) and other federal and state statutes and regulations govern or influence the testing, manufacturing, packaging, labeling, storage, recordkeeping, approval, advertising, promotion, sale and distribution of pharmaceutical products. Non-compliance with applicable requirements can result in criminal prosecution, fines, civil penalties, recall or seizure of products, total or partial suspension of production and/or distribution, injunctions and refusal of the government to enter into supply contracts or to approve NDAs, ANDAs, BLAs and/or other similar applications.

FDA approval is typically required before any new pharmaceutical or biologic product can be marketed. An NDA or BLA is a filing submitted to the FDA to obtain approval of new chemical entities and other innovations for which thorough applied research is required to demonstrate safety and effectiveness in use. The process generally involves, among other things:

- completion of preclinical laboratory and animal testing and formulation studies in compliance with the FDA's Good Laboratory Practice regulations;
- submission to the FDA of an Investigational New Drug application (IND) for human clinical testing, which contains results of nonclinical studies (e.g., laboratory evaluations of the chemistry, formulation, stability and toxicity of the product candidate), together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, and must become effective before human clinical trials may begin in the U.S.;
- approval by an independent institutional review board or ethics committee before each trial may be initiated and continuing review during the trial;
- performance of human clinical trials, including adequate and well-controlled clinical trials in accordance with Good Clinical Practice (GCP), the protocol and the IND to establish the safety and efficacy of the proposed product for each intended use;
- submission to the FDA of an NDA or BLA for marketing approval, which must include data from preclinical testing and clinical trials;
- satisfactory completion of an FDA pre-approval inspection of the product's manufacturing processes and facility or facilities and selected clinical investigators, clinical trial sites and/or the clinical trial sponsor to assess compliance with the FDA's current Good Manufacturing Practice (cGMP) regulations and GCP, respectively, and/or review of the Chemistry, Manufacturing and Controls section of the NDA or BLA to assess whether the facilities, methods and controls are adequate to preserve the proposed product's identity, strength, quality, purity and potency;
- payment of user fees for FDA review of an NDA or BLA unless a fee waiver applies;
- agreement with the FDA on the final labeling for the product and the design and implementation of any required Risk Evaluation and Mitigation Strategy (REMS);
- satisfactory completion of an FDA advisory committee review, if applicable; and
- approval by the FDA of the NDA or BLA.

Clinical trials are typically conducted in three sequential phases, although the phases may overlap or be combined. Those phases include:

- Phase 1 trials, which involve the initial introduction of a new drug product candidate into humans, are initially conducted in a limited number of subjects to test the product candidate for safety, adverse effects, dosage, tolerance, absorption, distribution, metabolism, excretion and other elements of clinical pharmacology in healthy humans or patients.

- Phase 2 trials typically involve a small sample of the intended patient population to provide enough data to assess the preliminary efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Multiple phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive phase 3 clinical trials. Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

- Phase 3 trials are undertaken to gather additional information about effectiveness and safety in an expanded patient population, typically at dispersed study sites, in order to determine the overall risk-benefit ratio of the compound following earlier phase evaluations, which will have provided preliminary evidence suggesting an effective dosage range and acceptable safety profile for the product candidate, and to provide an adequate basis for product labeling.

Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Clinical trials, clinical investigators and the trial sponsor are also subject to regulatory inspections by the FDA and other regulatory authorities to confirm compliance with applicable regulatory standards. The process of completing clinical trials for a new product may take many years and require the expenditures of substantial resources. See Item 1A. Risk Factors - "The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business."

As a condition of approval of an NDA or BLA, the FDA may require further studies, or companies may pursue additional studies, including Phase 4 post-marketing studies or post-marketing data reporting, such as evaluating known or signaled safety risks. Results of post-marketing programs may limit or expand the future marketing of the products and result in the FDA requiring labeling changes, including the addition of risk information. Failure to satisfy FDA post-marketing requirements can result in FDA enforcement action, up to and including withdrawal of NDA approval.

For some products, the FDA may require a REMS to confirm that a drug's benefits outweigh its risks. REMS could include medication guides, physician communication plans or other elements. See Item 1A. Risk Factors - "The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business."

In most instances, FDA approval of an ANDA is required before a generic equivalent of an existing or reference-listed drug can be marketed. The ANDA process is abbreviated in that the FDA waives the requirement of conducting complete preclinical and clinical studies and generally instead relies principally on bioequivalence studies. Bioequivalence generally involves a comparison of the rate of absorption and levels of concentration of a generic product in the body with those of the previously approved product. When the rate and extent of absorption of systemically acting test and reference drugs are considered the same under the bioequivalence requirement, the two products are considered bioequivalent and are generally regarded as therapeutically equivalent (so long as the products also have the same active ingredient(s), strength/concentration, dosage form and route of administration), meaning that a pharmacist can substitute the generic product for the reference-listed drug. Under certain circumstances, an ANDA may also be submitted for a product authorized by approval of an ANDA suitability petition. Such petitions may be submitted to secure authorization to file an ANDA for a product that differs from a previously approved product in active ingredient, route of administration, dosage form or strength. In September 2007 and July 2012, the U.S. Congress re-authorized pediatric testing legislation, which now requires ANDAs approved via the suitability petition route to conduct pediatric testing. The timing of final FDA approval of an ANDA application depends on a variety of factors, including whether the applicant challenges any listed patents for the reference-listed drug and whether the manufacturer of the reference-listed drug is entitled to one or more statutory exclusivity periods during which the FDA is prohibited from finally approving generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, thus blocking ANDAs from being approved even after the patent expiration date.

Certain of our products are or could become regulated and marketed as biologic products pursuant to BLAs. Our BLA-licensed products were licensed based on a determination by the FDA of safety, purity and potency as required under the U.S. Public Health Service Act (PHSA). Although the ANDA framework referenced above does not apply to generics of BLA-licensed biologics, there is an abbreviated licensure pathway for products deemed to be biosimilar to, or interchangeable with, FDA-licensed reference biological products pursuant to the U.S. Biologics Price Competition and Innovation Act of 2009 (BPCIA). The BPCIA framework was enacted as part of the U.S. Patient Protection and Affordable Care Act (PPACA). Under the BPCIA, following the expiration of a 12-year reference exclusivity period, the FDA may license, under section 351(k) of the PHSA, a biological product that it determines is biosimilar to, or interchangeable with, a reference product licensed under section 351(a) of the PHSA. Although licensure of biosimilar or interchangeable products is generally expected to require less than the full complement of product-specific preclinical and clinical data required for innovator products, the FDA has considerable discretion over the kind and amount of scientific evidence required to demonstrate biosimilarity and interchangeability.

Some pharmaceutical products are available in the U.S. that are not the subject of an FDA-approved NDA. In 2011, the FDA's Center for Drug Evaluation and Research (CDER) Office of Compliance modified its enforcement policy with regard to the marketing of such "unapproved" marketed products (the Unapproved Drug Initiative). Under CDER's revised guidance, the FDA encourages manufacturers to obtain NDA approvals for such products by requiring unapproved versions to be removed from the market after an approved version has been introduced, subject to a grace period at the FDA's discretion. This grace period is intended to allow an orderly transition of supply to the market and to mitigate any potential related product shortage. Depending on the length of the grace period and the time it takes for subsequent applications to be approved, this may result in a period of de facto market exclusivity to the first manufacturer that has obtained an approved NDA for the previously unapproved marketed product. In November 2020, the U.S. Department of Health and Human Services (HHS) announced that it was withdrawing its Unapproved Drugs Compliance Policy Guidance and terminating the Unapproved Drug Initiative described above, but in May 2021, HHS withdrew the November 2020 termination notice and stated that the FDA would issue new guidance on its enforcement priorities for unapproved marketed products. It is unclear whether or how the Unapproved Drug Initiative may be effectuated or changed under the new U.S. Administration.

OTC products may, depending on ingredients and proposed label claims, be marketed pursuant to the OTC monograph process or could require NDA or ANDA approval. The OTC monograph process allows for OTC products to be marketed without premarket approval and generally does not require clinical studies. The U.S. Over-the-Counter Monograph Safety, Innovation, and Reform Act, enacted on March 27, 2020, modified this process by introducing administrative orders as a replacement to rulemaking for the development of OTC monographs.

Laws and regulations impacting the pharmaceutical industry are constantly evolving. For example, in December 2019, the Further Consolidated Appropriations Act, 2020 became law. Section 610 of Division N Title I, titled "*Actions for Delays of Generic Drugs and Biological Products*," provides generic (ANDA and 505(b)(2)) and biosimilar developers with a private right of action to obtain sufficient quantities of reference product from the brand manufacturer, or a generic or biosimilar manufacturer, necessary for approval of the developers' generic or biosimilar product. If a generic or biosimilar developer is successful in its suit, the defendant manufacturer would be required to provide sufficient quantities of product on commercially-reasonable, market-based terms and may be required to pay the developer's reasonable attorney's fees and costs as well as financial compensation under certain circumstances. The purpose of section 610 is to promote competition by facilitating the timely entry of lower-cost generic and biosimilar products. In addition, on March 27, 2020, Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) in response to the COVID-19 pandemic. Among other provisions, the CARES Act made a number of changes to the FFDCA aimed at preventing drug shortages. Moreover, as a result of the COVID-19 pandemic, there has been increasing political and regulatory scrutiny of foreign-sourced drugs and foreign drug supply chains, resulting in proposed legislative and executive actions, including executive orders, to incentivize or compel drug manufacturing operations to relocate to the U.S. Due to general uncertainty with respect to the current legal, regulatory and policy environment, and specifically regarding positions that the new U.S. administration may take with respect to these issues, we are unable to predict the impact of any future legislative, regulatory, third-party payer or policy actions. If enacted, we and any third parties we might engage may be unable to adapt to any changes implemented as a result of such measures, and we could face difficulties in maintaining or increasing profitability or otherwise experience a material adverse impact on our business, financial condition and results of operations.

A sponsor of an NDA is required to identify, in its application, any patent that claims the drug or a use of the drug subject to the application. Upon NDA approval, the FDA lists these patents in a publication referred to as the Orange Book. Any person that files an ANDA or NDA under Section 505(b)(2) of the FFDCA referencing the approved drug must make a certification in respect to any listed patents for the reference drug. The FDA may not approve such an ANDA or 505(b)(2) application until expiration of the reference drug's listed patents unless: (i) the applicant certifies that the listed patents are invalid, unenforceable and/or not infringed by the proposed generic drug and gives notice to the holder of the NDA for the listed drug of the basis upon which the patents are challenged and (ii) the holder of the listed drug does not sue the later applicant for patent infringement within 45 days of receipt of notice. Under the current law, if an infringement suit is filed, the FDA may not approve the later application until the earliest of: (i) 30 months after submission; (ii) entry of an appellate court judgment holding the patent invalid, unenforceable or not infringed; (iii) such time as a court may order; or (iv) expiration of the patent.

One of the key motivators for challenging patents is the 180-day marketing exclusivity period granted to the developer of a generic version of a product that is the first to have a substantially complete ANDA received for review by the FDA and whose filing includes a certification that a reference product's listed patent(s) are invalid, unenforceable and/or not infringed (a Paragraph IV certification) and that otherwise does not forfeit eligibility for the exclusivity. Under the U.S. Medicare Prescription Drug, Improvement, and Modernization Act of 2003, with accompanying amendments to the U.S. Drug Price Competition and Patent Term Restoration Act (the Hatch-Waxman Act), this marketing exclusivity would begin to run upon the earlier of the commercial launch of the generic product or upon an appellate court decision in the generic company's favor or in favor of another ANDA applicant who had filed with a Paragraph IV certification and has tentative approval. In addition, the holder of the NDA for the listed drug may be entitled to certain non-patent exclusivity during which, depending on the type of exclusivity, the FDA either cannot accept or approve an application for a competing ANDA generic product or 505(b)(2) NDA product with the same active moiety. Depending on the exclusivity, the protection may apply to all of the reference drug's approved conditions of use, or may be limited to a certain condition of use or other protected label information.

The FDA also regulates pharmacies and outsourcing facilities that prepare "compounded" drugs pursuant to section 503A and 503B of the FFDCA, respectively. For instance, under section 503A of the FFDCA, pharmacies may compound drugs for an identified individual based on the receipt of a valid prescription order, or notation approved by the prescribing practitioner, that a compounded product is necessary for the identified patient. Similarly, under section 503B of the FFDCA, outsourcing facilities may compound drugs and sell them to healthcare providers, but not wholesalers or distributors. Although section 503A pharmacies and section 503B outsourcing facilities are subject to many regulatory requirements, compounded drugs are not subject to premarket review by the FDA and, therefore, may not have the same level of safety and efficacy as products subject to premarket review and approval by the FDA. Because they are not subject to premarket review, compounded drugs are frequently lower cost than either branded or generic products.

The FDA enforces regulations to require that the methods used in, and the facilities and controls used for, the manufacture, processing, packing and holding of drugs conform to cGMPs. The cGMP regulations the FDA enforces are comprehensive and cover all aspects of pharmaceutical and biological product manufacturing operations. Compliance with the regulations requires a continuous commitment of time, money and effort in all operational areas.

The FDA conducts pre-approval inspections of facilities engaged in the development, manufacture, processing, packing, testing and holding of the products subject to NDAs and ANDAs and pre-license inspections of facilities engaged in similar activities for biologic products subject to BLAs. In addition, manufacturers of both pharmaceutical products and active pharmaceutical ingredients (APIs) used to formulate such products also ordinarily undergo pre-approval inspections. Failure of any facility to pass a pre-approval inspection will result in delayed approval.

Facilities that manufacture pharmaceutical or biological products must be registered with the FDA and all such products made in such facilities must be manufactured in accordance with the latest cGMP regulations. The FDA conducts periodic inspections of facilities to assess the cGMP status of marketed products. Following such inspections, the FDA could issue a Form 483 Notice of Inspectional Observations, which could require modification to certain activities identified during the inspection. If the FDA were to find serious cGMP non-compliance during such an inspection, it could take regulatory actions. The FDA also may issue an untitled letter as an initial correspondence that cites violations that do not meet the threshold of regulatory significance for a Warning Letter. FDA guidelines also provide for the issuance of Warning Letters for violations of "regulatory significance" for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Imported API and other components needed to manufacture our products could be rejected by U.S. Customs and Border Protection. In respect to domestic establishments, the FDA could initiate product seizures or request, or in some instances require, product recalls and seek to enjoin or otherwise limit a product's manufacture and distribution. In certain circumstances, violations could support civil penalties and criminal prosecutions. In addition, if the FDA concludes that a company is not in compliance with cGMP requirements, sanctions may be imposed that include preventing that company from receiving the necessary licenses to export its products and classifying that company as an unacceptable supplier, thereby disqualifying that company from selling products to federal agencies.

Certain of our subsidiaries sell products that are "controlled substances" as defined in the CSA and implementing regulations, which establish certain security and recordkeeping requirements administered by the DEA. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredients in some of our products are listed by the DEA as Schedule II or III substances under the CSA. Consequently, their manufacture, shipment, storage, sale and use are subject to a high degree of regulation. Less than 10% of our total consolidated revenues for the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024 and the years ended December 31, 2023 (Predecessor) and 2022 (Predecessor) were from sales of controlled substances.

The DEA limits the availability of the active ingredients that are subject to the CSA used in several of our products as well as the production of these products. We or our contract manufacturing organizations must annually apply to the DEA for procurement and production quotas in order to obtain and produce these substances. As a result, our quotas may not be sufficient to meet commercial demand or complete clinical trials. Moreover, the DEA may adjust these quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. See Item 1A. Risk Factors - "The DEA limits the availability of the active ingredients used in many of our products as well as the production of these products, and, as a result, our procurement and production quotas may not be sufficient to meet commercial demand or complete clinical trials."

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Annual registration is required for any facility that manufactures, tests, distributes, dispenses, imports or exports any controlled substance. The facilities must have the security, control, accounting mechanisms and monitoring systems required by the DEA to prevent loss and diversion of controlled substances and to comply with reporting obligations. Failure to maintain compliance can result in enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke or restrict those registrations or, with the DOJ, seek to impose civil penalties. In certain circumstances, violations could result in criminal proceedings.

In October 2018, the U.S. Congress enacted the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (H.R. 6). Intended to achieve sweeping reform to combat opioid abuse, H.R. 6, among other provisions, amends related laws administered by the FDA, DEA and the U.S. Centers for Medicare and Medicaid Services (CMS). Among other things, the law: (i) amends requirements related to the FDA's authority to include packaging requirements in REMS requirements; (ii) increases civil and criminal penalties for manufacturers and distributors for failing to maintain effective controls against diversion of opioids or for failing to report suspicious opioid orders; (iii) requires the DEA to estimate the amount of opioid diversion when establishing manufacturing and procurement quotas; (iv) implements expanded anti-kickback and financial disclosure provisions; and (v) authorizes HHS to implement a demonstration program which would award grants to hospitals and emergency departments to develop, implement, enhance or study alternative pain management protocols and treatments that limit the use and prescription of opioids in emergency departments.

Individual states also regulate controlled substances and we, as well as our third-party API suppliers and manufacturers, are subject to such regulation by several states with respect to the manufacture and distribution of these products.

Coverage and Reimbursement

Sales of our approved products and any future products of ours will depend, in part, on the extent to which their costs will be covered by third-party payers, such as government health programs, commercial insurance and managed healthcare organizations. The process for determining whether a third-party payor will provide coverage for a pharmaceutical product is typically separate from the process for setting the price of such a product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, each third-party payer may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. Third-party payers may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a third-party payer's decision to provide coverage for a drug product does not guarantee what reimbursement rate, if any, will be approved. Patients may be less likely to use our products if coverage is not provided and reimbursement may not cover a significant portion of the cost of our products. In addition, even if favorable coverage and reimbursement status is attained for one or more products that receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the U.S. and other potentially significant markets for our products, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which may result in lower average selling prices. In some cases, for example, third-party payers try to encourage the use of less expensive generic products through their prescription benefits coverage and reimbursement and co-pay policies. Further, the increased emphasis on managed healthcare in the U.S. and on country-specific and national pricing and reimbursement controls in the EU will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing coverage and/or reimbursement controls and measures, could have a material adverse impact on our net product revenues and results of operations.

For example, as described further in Item 1A. Risk Factors, statutory and regulatory requirements for U.S. government healthcare programs such as Medicaid, Medicare Part B and Part D, and TRICARE govern access and provider reimbursement levels, and provide for other cost-containment measures such as requiring pharmaceutical companies to pay rebates or refunds for certain sales of products reimbursed by such programs, or subjecting products to certain price ceilings. In addition to the cost-containment measures described in Item 1A. Risk Factors, sales to retail pharmacies under the TRICARE Retail Pharmacy Program are subject to certain price ceilings which require manufacturers to, among other things, pay refunds for prescriptions filled based on the applicable ceiling price limits. Beginning in the first quarter of 2017, pursuant to the Bipartisan Budget Act of 2015, manufacturers are required to pay additional rebates to state Medicaid programs if the prices of their non-innovator products rise at a rate faster than inflation (as continues to be the case for innovator products); this requirement previously existed only as to branded or innovator products.

The federal government may continue to pursue legislation aimed at containing or reducing payment levels for prescription pharmaceuticals paid for in whole or in part with government funds. These efforts could have material consequences for the pharmaceutical industry and the Company. From time to time, legislative changes are made to government healthcare programs that impact our business. The U.S. Congress continues to examine various Medicare and Medicaid policy proposals that may result in a downward pressure on the prices of prescription products in these programs, including, for example, as part of the Inflation Reduction Act of 2022 (IRA) that was enacted in August 2022. However, it is unclear how the IRA will be effectuated or changed under the new U.S. administration or the degree of impact that the IRA will ultimately have upon our business remains unclear. See Item 1A. Risk Factors - "The availability of third-party reimbursement for our products is uncertain, and we may find it difficult to maintain current price levels. Additionally, the market may not accept those products for which third-party reimbursement is not adequately provided, and government-led efforts may seek to legislate or otherwise effect lower prices for our products."

Under the PPACA, pharmaceutical manufacturers of branded prescription products must pay an annual fee to the federal government. Each individual pharmaceutical manufacturer must pay a prorated share of the total industry fee based on the dollar value of its branded prescription product sales to specified federal programs.

In addition, the U.S. pharmaceutical industry has also been significantly impacted by other major legislative initiatives and related political contests. For instance, the PPACA has been subject to court challenges and repeal efforts, some of which have been successful, that have created considerable uncertainties for all businesses involved in healthcare, including our own. For example, the U.S. Tax Cuts and Jobs Act of 2017 (TCJA) repealed the requirement that individuals maintain health insurance coverage or face a penalty (known as the individual mandate). In June 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the minimum essential coverage provision of the PPACA; in so holding, the U.S. Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the PPACA in its entirety. Ongoing efforts to repeal, substantially amend, eliminate or reduce funding for the PPACA may threaten the stability of the insurance marketplace and may have consequences for the coverage and accessibility of prescription drugs. Further, other legislative changes also have been proposed and adopted since passage of the ACA. These have, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers.

In addition, we participate in the 340B Drug Pricing Program (the 340B Program), the Medicaid Drug Rebate Program, and other federal and state government pricing programs in the U.S. in order to obtain coverage for our products by certain government health care programs. These programs generally require us to make disclosures and to pay substantial rebates or offer our drugs at substantial discounts to certain purchasers (including "covered entities" purchasing under the 340B Program). Changes to our obligations under these government pricing programs occur frequently and program requirements are often ambiguous, and we cannot predict how future guidance or rules would affect our profitability (including the potential for increases in our overall Medicaid rebate liability and the obligation to charge greatly reduced prices to covered entities). For a discussion of the developments impacting our participation in the 340B program, see risk factor entitled "Our reporting and payment obligations under Medicaid and other governmental drug pricing programs are complex and may involve subjective decisions. Any failure to comply with those obligations could subject us to penalties and sanctions" in Part 1A of this report.

We are also required to discount our products to authorized users of the Federal Supply Schedule of the General Services Administration, under which additional laws and requirements apply. These programs require submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas and regulatory guidance, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations, and the guidance governing such calculations is not always clear. Compliance with such requirements can require significant investment in personnel, systems and resources. Failure to properly calculate prices, or to offer required discounts or rebates could subject us to substantial penalties.

At the state level, legislatures and regulatory agencies have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, advance notices of price increases, marketing cost disclosure and transparency measures, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. In addition, some states have enacted legislation that requires entities to pay assessments or taxes on the sale or distribution of opioid medications in order to address the misuse of prescription opioid medications or implemented price controls on pharmaceutical manufacturers, including authorities to limit reimbursement for certain drugs. Such efforts may expand to additional states. These laws may materially affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state and federal authorities.

As a result of these developments and trends, third-party payers are increasingly attempting to contain healthcare costs by limiting coverage and the level of reimbursement of new drugs. These entities could refuse, limit or condition coverage for our products. Due to general uncertainty in the current regulatory and healthcare policy environment, and specifically regarding positions that the new U.S. administration may take with respect to these issues, we are unable to predict the impact of any legislative, regulatory, third-party payer or policy actions, including potential cost containment and healthcare reform measures. In addition, it is also possible that CMS could issue new rulemaking or guidance that would affect the amount of rebates owed under the MDRP.

Healthcare Fraud and Abuse Laws

We are subject to various federal, state and local laws and regulations targeting fraud and abuse in the healthcare industry, violations of which can lead to civil and criminal penalties, including fines, imprisonment and exclusion from participation in federal healthcare programs. These laws are potentially applicable to us as both a manufacturer and a supplier of products reimbursed by federal healthcare programs, and they also apply to hospitals, physicians and other potential purchasers of our products. If we fail to comply with those laws, we could face substantial penalties and our business, results of operations, financial condition, and prospects could be adversely affected.

The U.S. federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Remuneration is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, coupons, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Under the federal Anti-Kickback Statute and the applicable criminal healthcare fraud statutes contained within 42 U.S.C. § 1320a-7b, a person or entity need not have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim, including items or services resulting from a violation of 42 U.S.C. § 1320a-7b, constitutes a false or fraudulent claim for purposes of the civil U.S. False Claims Act (FCA), which is discussed below, or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. The federal Anti-Kickback Statute and implementing regulations provide for certain exceptions for "safe harbors" for certain discounting, rebating or personal services arrangements, among other things, which were amended in 2020. However, the lack of uniform court interpretation of the federal Anti-Kickback Statute, coupled with novel enforcement theories by government authorities and stayed implementation of certain regulatory changes, make compliance with the law difficult. Violations of the federal Anti-Kickback Statute can result in significant criminal fines, exclusion from participation in Medicare and Medicaid and follow-on civil litigation, among other things, for both entities and individuals.

The civil FCA, federal civil monetary penalties law, and similar state laws impose civil and criminal liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The *qui tam* provisions of the FCA and similar state laws allow a private individual to bring civil actions on behalf of the federal or state government and to share in any monetary recovery. The U.S. Federal Physician Payments Sunshine Act of 2019 and similar state laws impose reporting requirements for various types of payments to physicians and teaching hospitals. Failure to comply with reporting requirements under these and other laws could subject manufacturers and others to substantial civil money penalties. In addition, government entities and private litigants have asserted claims under state consumer protection statutes against pharmaceutical and medical device companies for alleged false or misleading statements in connection with the marketing, promotion and/or sale of pharmaceutical and medical device products, including state investigations of Endo International plc regarding vaginal mesh devices previously sold by certain of our operating subsidiaries and investigations and litigation by certain government entities regarding the prior promotional practices of certain of our operating subsidiaries with respect to opioid products.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Although pharmaceutical companies generally are not considered to be a covered entity or business associate under HIPAA, we could be subject to penalties if we use or disclose individually identifiable health information in a manner not authorized or permitted by HIPAA. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

International Regulations

Through our international operations, the Company is subject to laws and regulations that differ from those under which the Company operates in the U.S. In most cases, non-U.S. regulatory agencies evaluate and monitor the safety, efficacy and quality of pharmaceutical products, govern the approval of clinical trials and product registrations and regulate pricing and reimbursement. Certain international markets have differing product preferences and requirements and operate in an environment of government-mandated, cost-containment programs, including price controls, such as the Patented Medicine Prices Review Board (PMPRB) in Canada.

In Canada, the *Regulations Amending the Patented Medicines Regulations (Additional Factors and Information Reporting Requirements)* (the Amendments) came into force on July 1, 2022. The Amendments made a number of changes to the regulation of Canadian drug prices by the PMPRB. The PMPRB is an administrative board with a mandate to protect Canadians from excessive pricing of patented medicines. Pharmaceutical manufacturers that are patentees are required to report applicable patents and file sales information so the PMPRB can monitor for excessive pricing as long as the product is considered to be a patented medicine. If it is determined the average price for a patented medicine is too high based on pricing tests developed by the PMPRB, a payment must be made to the PMPRB to offset the excessive revenues that were generated and/or the price of the medicine must be reduced. The PMPRB's authority to regulate the price of a drug product is linked to patent protection, specifically when there is a patent to an invention that is intended or capable of being used for medicine or for the preparation or production of medicine.

Certain governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic products and enacted across-the-board price cuts as methods of cost control.

Whether or not FDA approval has been obtained for a product, approval of the product by comparable regulatory authorities of other governments must be obtained prior to marketing the product in those jurisdictions. The approval process may be more or less rigorous than the U.S. process and the time required for approval may be longer or shorter than in the U.S.

Environmental Matters

Our operations are subject to substantial federal, state and local environmental laws and regulations concerning, among other matters, the generation, handling, storage, transportation, treatment and disposal of, and exposure to, hazardous substances. Violation of these laws and regulations, which may change, can lead to substantial fines and penalties. Many of our operations require environmental permits and controls to prevent and limit pollution of the environment. We believe that our facilities and the facilities of our third-party service providers are in substantial compliance with applicable environmental laws and regulations. As part of our corporate responsibility strategy, we are committed to operating our business in a responsible manner that seeks to minimize environmental impact, while promoting the safe, efficient and responsible use of global resources.

Service Agreements

We contract with various third parties to provide certain critical services including manufacturing, packaging, supply, warehousing, distribution, customer service, certain financial functions, certain R&D activities and medical affairs, among others. See Note 13. License, Collaboration and Asset Acquisition Agreements and Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information.

We primarily purchase our raw materials for the production and development of our products in the open market from third-party suppliers. We attempt, when possible, to mitigate our raw material supply risks through inventory management and alternative sourcing strategies. However, some raw materials are only available from one source. We are required to identify the suppliers of all raw materials for our products in the drug applications that we file with the FDA. If the raw materials from an approved supplier for a particular product become unavailable, we would be required to qualify a substitute supplier with the FDA, which would likely interrupt manufacturing of the affected product. See Item 1A. Risk Factors for further discussion on the risks associated with the sourcing of our raw materials.

License & Collaboration Agreements and Acquisitions

We continue to seek to enhance our product line and develop a diversified portfolio of products through product acquisitions and in-licensing or acquiring licenses to products, compounds and technologies from third parties. The Company enters into strategic alliances and collaborative arrangements with third parties, which give the Company rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are primarily owned by these third parties. These alliances and arrangements can take many forms, including licensing arrangements, co-development and co-marketing agreements, co-promotion arrangements, research collaborations and joint ventures. Such alliances and arrangements enable us to share the risk of incurring all R&D expenses that do not lead to revenue-generating products; however, because profits from alliance products are shared with the counter-parties to the collaborative arrangement, the gross margins on alliance products are generally lower, sometimes substantially so, than the gross margins that could be achieved had the Company not opted for a development partner. Refer to Note 13. License, Collaboration and Asset Acquisition Agreements in the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information.

Human Capital Resources

As of March 4, 2025, we have 3,116 employees. With the exception of approximately 230 production personnel in our Rochester, Michigan manufacturing facility, our employees are generally not represented by unions. A three year collective bargaining agreement with United Steelworkers Local 176, which affects the production personnel in our Rochester, Michigan manufacturing facility, was ratified on May 31, 2024 and will expire on February 28, 2027. We believe that our relations with our employees are good.

Information about our Executive Officers

The following table sets forth, as of March 13, 2025, information about our executive officers:

Name	Age	Position and Offices
Scott A. Hirsch	48	Interim Chief Executive Officer
Patrick A. Barry	57	Executive Vice President; President Global Commercial Operations
Mark T. Bradley	56	Executive Vice President; Chief Financial Officer
Matthew J. Maletta	53	Executive Vice President; Chief Legal Officer and Secretary
James P. Tursi, M.D.	60	Executive Vice President, Global Research & Development

Scott A. Hirsch was appointed to serve as the Company's Interim Chief Executive Officer effective August 29, 2024 and has served as a member of the Board of Directors (the Board) since April 23, 2024. Mr. Hirsch has over 20 years of experience in healthcare operations, investment management, and financial services. He has served as an executive operator and board member for privately held companies within Blackstone, Bain Capital, and Lauder Partner portfolios. Mr. Hirsch was formerly the CEO of Solta Medical, where he led the business growth, investment cycle, and global infrastructure development for a healthcare company operating in over 50 countries. Prior to Solta Medical, Mr. Hirsch was the President of the Ortho Dermatologics and OraPharma business segments and the Chief Business Officer of Bausch Health/Bausch & Lomb. In those roles, he had responsibility for operational performance, capital allocation, strategic planning, M&A, and investor communications. He additionally held the role of President of the Bausch Foundation and Patient Access with oversight of government affairs, product donation, and charitable giving. Prior to Bausch, Mr. Hirsch was a Portfolio Manager at Citadel's Surveyor Capital fund overseeing investment and risk management decisions for a healthcare investment portfolio. Mr. Hirsch previously served in the investment banking group of Credit Suisse, where he was recognized by Institutional Investor magazine as a top Equity Research Analyst covering Specialty Pharmaceuticals, Biotechnology, and Global Generics companies. Mr. Hirsch began his career as a venture capital operator in product development, sales, and marketing roles at J.P. Morgan Partners and Morgan Stanley Ventures portfolio companies including Medsite, a healthcare technology company that was acquired by WebMD. Mr. Hirsch holds an M.B.A. in Healthcare Management and Finance from The Wharton School and B.F.A. with honors from The Rhode Island School of Design.

Patrick A. Barry served as Executive Vice President; President Global Commercial Operations of Endo International plc from April 2020 and continues to serve as Executive Vice President; President Global Commercial Operations following consummation of the Plan on the Effective Date. In this role, Mr. Barry has responsibility for our global commercial organization across each of our four reportable segments, including Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. Mr. Barry previously served as Executive Vice President and Chief Commercial Officer, U.S. Branded Business of Endo International plc from February 2018 to April 2020, after joining Endo International plc in December 2016 as Senior Vice President, U.S. Branded Pharmaceuticals. Prior to joining Endo International plc, Mr. Barry worked at Sanofi S.A. from 1992 until December 2016, holding roles of increasing responsibility in areas such as Sales Leadership, Commercial Operations, Marketing, Launch Planning and Training and Leadership Development. Most recently, Mr. Barry served at Sanofi S.A. as its General Manager and Head of North America General Medicines starting in September 2015 and as Vice President and Head of U.S. Specialty from April 2014 until August 2015. During this time, Mr. Barry oversaw three complex and diverse businesses with responsibility for leading sales and marketing activities for branded and generic products across the U.S. and Canada. Mr. Barry has a diverse therapeutic experience including aesthetics and dermatology, oncology, urology, orthopedics and medical device and surgical experience. Mr. Barry holds a Master of Business Administration degree from Cornell University, Johnson School of Management and a Bachelor of Arts degree in Public Relations and Marketing from McKendree University.

Mark T. Bradley served as Executive Vice President; Chief Financial Officer of Endo International plc from March 2020 and continues to serve as Executive Vice President; Chief Financial Officer following consummation of the Plan on the Effective Date. Mr. Bradley previously served as Senior Vice President, Corporate Development & Treasurer of Endo International plc from June 2017 to March 2020. Mr. Bradley joined Endo International plc in January 2007 as a Finance Director and held various positions of increasing responsibility. Prior to joining Endo International plc, Mr. Bradley spent nearly seven years as a management consultant, most recently with Deloitte Consulting, providing a broad range of strategic and operational advice and services to senior executives across a number of industries. In addition, Mr. Bradley served as a Finance Director for an industrial products company for approximately two years. Mr. Bradley spent the first five years of his career in public accounting at Ernst & Young LLP. Mr. Bradley is a licensed Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Saint Joseph's University and a Master of Business Administration from The University of Texas at Austin.

Matthew J. Maletta served as Executive Vice President and Chief Legal Officer of Endo International plc from May 2015 until the consummation of the Plan, and as Company Secretary of Endo International plc from June 2020, and continues to serve as Executive Vice President; Chief Legal Officer and Secretary following consummation of the Plan on the Effective Date. Mr. Maletta has global responsibility for all legal matters affecting us. Prior to joining Endo International plc in 2015, Mr. Maletta served as Vice President, Associate General Counsel and Corporate Secretary of Allergan. In this position, Mr. Maletta served as an advisor to the Chief Executive Officer and the board of directors and supervised several large transactions, including the $70 billion acquisition of Allergan by Actavis in 2015. Mr. Maletta also played a key role defending Allergan from an unsolicited takeover bid by Valeant Pharmaceuticals and Pershing Square Capital Management in 2014. Mr. Maletta joined Allergan in 2002 and during his tenure, held roles of increased responsibility, including serving as the lead commercial attorney for Allergan's aesthetics businesses for several years and as Head of Human Resources in 2010. Prior to joining Allergan, Mr. Maletta was in private practice, focusing on general corporate matters, finance, governance, securities and transactions. Mr. Maletta holds a Bachelor of Arts degree in political science from the University of Minnesota, summa cum laude and Phi Beta Kappa, and a Juris Doctor degree, cum laude, from the University of Minnesota Law School.

James P. Tursi, M.D. served as Executive Vice President, Global Research & Development of Endo International plc from January 2022 and continues to serve as Executive Vice President, Global Research & Development following consummation of the Plan on the Effective Date. In this role, Dr. Tursi is responsible for leading global research & development, medical affairs and regulatory operations. Prior to joining Endo International plc, Dr. Tursi held senior leadership roles at Ferring Pharmaceuticals USA, Antares Pharmaceuticals and Aralez Pharmaceuticals. Prior to Aralez, Dr. Tursi was Chief Medical Officer and Vice President of Clinical R&D at Auxilium Pharmaceuticals until its acquisition by Endo International plc in 2015. Dr. Tursi practiced medicine and surgery for over ten years and created a medical education company, I Will Pass®, which assisted physicians in the process of board certification. Dr. Tursi performed his residency in Gynecology and Obstetrics at the Johns Hopkins Hospital, holds a Bachelor of Science degree in Chemistry and Biology from Ursinus College and a Doctor of Medicine degree from the Medical College of Pennsylvania. Dr. Tursi is a member of the Ideal Image and Metavia, Inc. (formerly, NueroBo Pharmaceuticals) Boards of Directors. Previously, Dr. Tursi served as a member of the Agile Therapeutics, Inc. Board of Directors from October 2014 to October 2022.

We have employment agreements with each of our executive officers.

Available Information

Our internet address is www.endo.com. The contents of our website are not part of this report and our internet address is included in this document as an inactive textual reference only. We currently make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy reports and all amendments to those reports available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC.

You can access our filings through the SEC's internet site: www.sec.gov *(intended to be an inactive textual reference only)*.

Item 1A. Risk Factors

Risk Factor Summary

The following is a summary of the risk factors contained in this report that could adversely affect our business, financial condition, results of operations and cash flows. In addition to this summary, we encourage you to carefully review the full risk factors in their entirety.

Business Related Risks

- We operate in a highly competitive industry.
- Other pharmaceutical companies may obtain approval for competing versions of our products.
- Pharmacies or outsourcing facilities may produce compounded versions of our products.
- We may fail to successfully identify, develop, maintain or introduce products.
- Uncertainties exist regarding our acquisition and licensing strategy.
- Asset sales could adversely affect our prospects and opportunities for growth.
- Third-party reimbursement for our products is uncertain.
- Price levels may be reduced because of social or political pressures.
- Our business is highly dependent upon market perceptions of us, our brands and the safety and quality of our products.
- Our business and financial condition may be adversely affected by existing or future legislation and regulations and changes thereto.
- Our customer concentration may adversely affect us.
- We are currently dependent on outside manufacturers for the manufacture of a significant amount of our products.
- We are dependent on third parties to supply raw materials used in our products and to provide services.
- We have limited experience in manufacturing biologic products and may encounter difficulties in our manufacturing processes.
- The Drug Enforcement Administration (DEA) could limit the availability of active ingredients and the production of products.
- We rely on our ability to retain our key personnel and to continue to attract additional professional staff.
- Our operations could be disrupted if our information systems fail or are not upgraded or are subject to cyber-attacks.

- We are subject to risks related to our global operations.
- We are subject to risks regarding widespread health problems, including the recent global coronavirus.
- Supply chain and other manufacturing disruptions could negatively impact our businesses.
- We may be impacted by the effects of climate change and encounter challenges implementing sustainability-related measures.
- We are organized in a holding company structure and we are, and will be, dependent upon the results of operations and cash flows of our subsidiaries and distributions we receive from our subsidiaries.
- Changes in tax law could significantly affect our reported earnings and cash flows.

Litigation and Liability Related Risks

- We are regularly the subject of material legal proceedings, including significant lawsuits, product liability claims, governmental investigations and product recalls.
- We may not have and may be unable to obtain or maintain insurance adequate to cover potential liabilities.

Financial and Liquidity Related Risks

- We have substantial indebtedness as a result of the consummation of the Plan which may adversely affect our financial position and operating flexibility.
- Our ability to fund our operations, maintain adequate liquidity and meet our financing obligations is reliant on our operations, which are subject to significant risks and uncertainties.
- Potential impairments of intangible assets may significantly impact our profitability.
- Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.
- We may not realize the anticipated benefits from our strategic actions.

Legal and Regulatory Related Risks

- Agreements between branded and generic pharmaceutical companies are facing increased government scrutiny.
- We are subject to various laws, court orders and regulations pertaining to the marketing of our products and services, which are subject to change.
- The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business; our failure to comply with these laws and regulations could have a material adverse impact.
- Changes in funding for the FDA and other government agencies could hinder our ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.
- We are subject to complex reporting and payment obligations under Medicaid and other governmental drug pricing programs.
- Decreases in the degree to which individuals are covered by healthcare insurance could result in decreased use of our products.
- Regulatory or other factors may cause interruptions in the manufacturing process.
- We may fail to obtain regulatory approval or maintain compliance with requirements in non-U.S. jurisdictions.
- The use of generic products may be limited through legislative, regulatory and other efforts.
- New or increased tariffs and evolving trade relations between the U.S. and other countries, including China, could adversely affect us.
- We are subject to information privacy and data protection laws that include penalties for non-compliance.

Intellectual Property Related Risks

- Our ability to protect and maintain our proprietary and licensed technology, which is vital to our business, is uncertain.
- Allegations of intellectual property infringement, unfavorable litigation and "at-risk" product launches could adversely affect us.

Risks Related to Plan Effectiveness

- The historical financial information of Endo International plc may not be indicative of our future financial performance.
- The bankruptcy proceedings may adversely affect our operations going forward.
- We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
- We may be subject to litigation in connection with the consummation of the Plan on the Effective Date.
- Following the consummation of the Plan, we have a new board of directors.
- The ability to attract and retain key personnel is critical to the success of our business.

- The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action.
- Endo, Inc. could incur additional payment obligations pursuant to the U.S. Government Economic Settlement upon the achievement of certain EBITDA outperformance targets.

Risks Related to Ownership of our Common Stock

- The public trading price of our common stock may be volatile and could decline significantly and rapidly.
- An active, liquid and orderly market for our common stock may not develop or be sustained. Investors may be unable to sell their shares of our common stock at or above the price you bought them for.
- We do not intend to pay dividends on our common stock for the foreseeable future.
- None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.
- Our business, financial condition and results of operations may differ from any projections that we disclose or any information that may be attributed to us by third parties.
- If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.
- Additional issuances of our common stock could result in significant dilution to our stockholders.
- Certain stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval, including controlling the outcome of director elections.
- Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
- Our governing documents also provide that the Delaware Court of Chancery is the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts are the sole and exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Risks Related to our Proposed Combination Transaction with Mallinckrodt

- A failure to complete and close the combination transaction with Mallinckrodt could cause reputational harm and have a negative impact on our business, operations, earnings, financial results and the trading and pricing of our common stock.
- Failure to realize the benefits expected from the combination transaction with Mallinckrodt could adversely affect the value of our common stock.
- Business uncertainties while the combination transaction with Mallinckrodt is pending may negatively impact our ability to attract and retain personnel.
- If the combination transaction with Mallinckrodt is not completed, we will have incurred substantial expenses without realizing the expected benefits of the combination transaction with Mallinckrodt.
- Our combination with Mallinckrodt may distract our management from their other responsibilities and the Transaction Agreement may limit our ability to pursue new opportunities.
- The Transaction Agreement contains provisions that limit our ability to pursue alternatives to the combination transaction and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to us.
- Shareholder litigation could prevent or delay the closing of the combination transaction with Mallinckrodt or otherwise negatively impact our business and operations.
- Our combination with Mallinckrodt is subject to the receipt of required approvals, consents and clearances from regulatory authorities, which if delayed or not granted or granted with unacceptable conditions, may prevent, delay or jeopardize the consummation of the combination transaction with Mallinckrodt, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination transaction with Mallinckrodt.
- We may not be successful in combining our generics and sterile injectables business with Mallinckrodt's generics business and separating such combined business.

Risk Factors

The following risk factors could adversely affect our business, financial condition, results of operations and cash flows. These are not the only risks facing the Company. Other risks and uncertainties, including those not currently known to us or that we currently deem to be immaterial, could also adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to our Business and Industry

We operate in a highly competitive industry.

The pharmaceutical industry is intensely competitive and we face competition in both our U.S. and international branded and generic pharmaceutical businesses. Competitive factors include, without limitation, product development, technological innovation, safety, efficacy, commercialization, marketing, promotion, product quality, price, cost-effectiveness, reputation, service, patient convenience and access to scientific and technical information. Many of our competitors have, and future competitors may have, greater resources than we do, and we cannot predict with certainty the timing or impact of competitors' products and commercialization strategies. In addition, our competitors may make greater R&D investments and have more efficient or superior processes and systems and more experience in the development of new products that permit them to respond more quickly to new or emerging technologies and changes in customer demand which may make our products or technologies uncompetitive or obsolete. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection and may establish collaborative arrangements for competitive products or programs. If we fail to compete successfully, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our branded products do not currently compete with on-market generic products but are likely to face generic competition in the future. The entrance of generic competitors can occur at any time and cannot be predicted with certainty. For additional information on our patent protection, see "Business—Patents, Trademarks, Licenses and Proprietary Property" section included herein. Generic products we currently sell with generic exclusivity could in the future be subject to competition from other generic competitors. Many of our products, including XIAFLEX®, TESTOPEL®, SUPPRELIN® LA, ADRENALIN® and VASOSTRICT®, are also subject to competitive risks. During the first quarter of 2022, multiple competitive generic alternatives to VASOSTRICT® were launched, beginning with a generic that was launched at risk and began shipping toward the end of January 2022. Since then, additional competitive alternatives entered the market, including authorized generics.

Manufacturers of generic products typically invest far less in R&D than research-based companies. Additionally, generic competitors, including Asian or other overseas generic competitors, may be able to manufacture products at costs lower than us. For these reasons, competitors may price their products lower than ours, and such differences could be significant. Due to lower prices, generic versions, where available, may be substituted by pharmacies or required in preference to branded versions under third-party reimbursement programs. As a result, generic competition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Legislation encouraging early and rapid approval of generic drugs could also increase the degree of generic competition we face. For example, the U.S. federal government has taken numerous legislative and regulatory actions to expedite the development and approval of generic drugs and biosimilars. Congress, the FDA and other regulatory agencies are considering, and have enacted, various legislative and regulatory initiatives focused on drug competition, including legislation focused on drug patenting and the provision of drugs to generic applicants for testing. See "If other pharmaceutical companies use litigation and regulatory means to obtain approval for generic, biosimilar, OTC or other competing versions of our products, our sales may suffer."

In addition, our generics business faces competition from brand-name pharmaceutical companies, which have taken and may continue to take aggressive steps to thwart or delay competition from generic equivalents of their brand-name products, including bringing litigation alleging patent infringement or other violations of intellectual property rights. The actions taken by competing brand-name pharmaceutical companies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether. For example, if a brand-name pharmaceutical company's patent were held to be valid and infringed by our generic products in a particular jurisdiction, we would be required to either obtain a license from the patent holder or delay or cease the manufacture and sale of such generic product. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our sales may also suffer as a result of changes in consumer demand for our products, including as a result of fluctuations in consumer buying patterns, changes in market conditions or actions taken by our competitors, including the introduction of new products or price reductions for existing products. Any of these factors or any event that adversely affects XIAFLEX® or the market for XIAFLEX® could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If other pharmaceutical companies use litigation and regulatory means to obtain approval for generic, biosimilar, OTC or other competing versions of our products, our sales may suffer.

Various manufacturers have filed Abbreviated New Drug Applications (ANDA), seeking FDA approval for generic versions of certain of our key pharmaceutical products. In connection with such filings, these manufacturers have challenged the validity and/or enforceability of one or more of the underlying patents protecting our products. Many of our products, including TESTOPEL®, SUPPRELIN® LA, ADRENALIN® and VASOSTRICT®, face generic and/or other forms of competition and such competition is expected to increase in the future. Any launch of competing versions of any of our products, including XIAFLEX®, could decrease the revenue of such products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our practice is to vigorously defend and pursue all available legal and regulatory avenues in defense of the intellectual property rights protecting our products. Despite our efforts, litigation is inherently uncertain, and we cannot predict the timing or outcome of our efforts. If we are not successful in defending our intellectual property rights or opt to settle, or if a product's marketing or data exclusivity rights expire or become otherwise unenforceable, our competitors could ultimately launch generic, biosimilar, OTC, or other competing versions of our products. Upon the loss or expiration of patent protection for one of our products, or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of one of our patented products, our sales and revenues of the affected products would likely decline rapidly and materially, which could require us to write off a portion or all of the intangible assets associated with the affected product and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are currently pending legal proceedings brought by us and/or our subsidiaries and, in certain cases, our third-party partners, against manufacturers seeking FDA approval for generic versions of our products.

We also believe it is likely that manufacturers may seek FDA approvals for generic, OTC or other competing versions of other of our key pharmaceutical products, either through the filing of ANDAs, through the OTC monograph process or through the use of other means.

If pharmacies or outsourcing facilities produce compounded versions of our products, our sales may suffer.

Compounded drugs do not typically require the same R&D investments as either branded or generic drugs and, therefore, can compete favorably on price with both branded and generic versions of a drug. See "Business—Governmental Regulation" section included herein for further information. The introduction of compounded versions of our products by pharmacies or outsourcing facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to successfully identify and develop additional branded and generic pharmaceutical products, obtain and maintain exclusive marketing rights for our branded and generic products or fail to introduce branded and generic products on a timely basis, our revenues, gross margin and operating results may decline.

Our financial results depend, to a significant extent, upon our ability, and the ability of our partners, to identify, develop, obtain regulatory approval for, launch and commercialize a pipeline of commercially successful branded and generic products, including first-to-file or first-to-market opportunities. Due to the significant competition we face and the importance of being the first (or one of the first) to market, no assurances can be given that we will be able to develop, introduce and maintain commercially successful products in the future. Competition could cause our revenues to decrease significantly, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Identifying and developing additional product candidates are prone to risks of failure inherent in product development. We conduct R&D to enable us to manufacture and market pharmaceutical products in accordance with specific government regulations. Much of our product development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. Typically, expenses related to research, development and regulatory approval of compounds for our branded products are significantly greater than those expenses associated with generic products. Should we expand our R&D efforts, our research expenses are likely to increase. Because of the inherent risk associated with R&D efforts in the healthcare industry, particularly with respect to new products, our R&D expenditures may not result in the successful regulatory approval and introduction of new products and failure in the development of any new product can occur at any point in the process, including late in the process after substantial investment. Also, after we submit a regulatory application, the relevant governmental health authority may require that we conduct additional studies. As a result, we may be unable to reasonably predict the total R&D costs to develop a particular product and there is a significant risk that the funds we invest in R&D will not generate financial returns. In addition, our operating results and financial condition may fluctuate as the amount we spend to research and develop, commercialize, acquire or license new products, technologies and businesses changes.

The process of developing and obtaining regulatory approvals for new products is time-consuming, costly and inherently unpredictable. Even if we are able to identify and develop additional product candidates, we may fail to obtain exclusive marketing rights, such as the 180-day ANDA first-filer marketing exclusivity period provided for in the Hatch-Waxman amendments to the FFDCA, or the 180-day exclusivity for competitive generic therapies established by the FDA Reauthorization Act of 2017, for such product candidates. Even if we were to secure such exclusivities, risks associated with securing timely approval, as well as risks of unfavorable litigation dispositions, put such exclusivities at risk of being forfeited. The approval of our ANDAs may also be stayed by the FDA for up to 30 months if such ANDAs become the subject of patent litigation. Even where we are awarded marketing exclusivity, we may be required to share our exclusivity period with other ANDA applicants or with authorized generics that are not prohibited from sale during the 180-day marketing exclusivity period. Our revenues have historically included sales of generic products with limited competition resulting from marketing exclusivity or other factors, and the failure to timely and effectively file any NDA, ANDA, Biologics License Application (BLA) or Supplemental Biologics License Application (sBLA) with the FDA or similar filings with other regulatory agencies, or to partner with parties that have obtained marketing exclusivity, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the successful commercialization of a product is subject to a number of factors, including:

- the effectiveness, ease of use and safety of our products as compared to existing products;
- customer demand and the willingness of physicians and customers to adopt our products over products with which they may have more loyalty or familiarity and overcoming any biases toward competitors' products or against our products;
- the cost of our products compared to alternative products and the pricing and commercialization strategies of our competitors;
- the success of our launch and marketing efforts;
- adverse publicity about us, our products, our competitors and their products or the industry as a whole or favorable publicity about competitors or their products;
- the advent of new and innovative alternative products;
- any unforeseen issues or adverse developments in connection with our products and any resulting litigation, regulatory scrutiny and/or harm to our reputation;
- changes in the regulatory environment; and
- other risks that may be out of our control, including the decision by a collaboration partner to make substantial changes to a product's formulation or design, or a collaboration partner refusing to perform its obligations under our collaboration agreement, which may cause delays and additional costs in developing and marketing a product.

Moreover, the development of our product candidates may be delayed by other events beyond our control. For example, action by the new Trump administration to limit federal agency budgets or personnel, may result in reductions to the FDA's budget, employees, and operations, which may impact response times or review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

The success of our acquisition and licensing strategy is subject to uncertainty and acquisitions or licenses may reduce our earnings, be difficult to integrate, not perform as expected or require us to obtain additional financing.

We regularly evaluate selective acquisitions and at any given time, we may be seeking to enhance our product line by acquiring rights to additional products and compounds. Such acquisitions may be carried out through corporate acquisitions, asset acquisitions, licensing or joint venture arrangements. However, we may not be able to complete acquisitions, obtain licenses or enter into arrangements that meet our target criteria on satisfactory terms, if at all. For example, we may not be able to identify suitable acquisition candidates. In addition, any acquisition of assets and rights to products and compounds may fail to accomplish our strategic objective and may not perform as expected. Further, if we are unable to maintain, on commercially reasonable terms, product, compound or other licenses that we have acquired, our ability to develop or commercialize our products may be inhibited. In order to continue to develop and broaden our product range, we must compete to acquire assets. Our competitors may have greater resources than us and therefore be better able to complete acquisitions or licenses, which could cause us to be unable to consummate acquisitions, licensing agreements or cause the ultimate price we pay to increase. If we fail to achieve our acquisition or licensing goals, our growth may be limited.

Acquisitions of companies may expose us to additional risks, which may be beyond our control and may have a material adverse effect on our business, financial condition, results of operations and cash flows. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we may be required to devote significant management attention and resources to the integration of an acquired business into our practices and operations. Any integration process may be disruptive and may not achieve realization of expected benefits. The difficulties of combining operations of companies include, among others:

- diversion of management's attention to integration matters;
- difficulties in achieving anticipated cost or tax savings, synergies, business opportunities and growth prospects from the combination of the businesses;
- difficulties in the integration of operations and systems;

- the impact of pre-existing legal and/or regulatory issues;
- difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the companies;
- difficulties in the assimilation of employees and retention of key personnel;
- difficulties in managing the expanded operations of a larger and more complex company;
- challenges in retaining existing customers and obtaining new customers;
- potential unknown liabilities or larger liabilities than projected;
- unforeseen increases to expenses or other adverse consequences; and
- difficulties in coordinating a geographically dispersed organization.

In addition, any acquisitions may result in material unanticipated problems, expenses, liabilities, competitive responses and loss or disruption of relationships with customers, suppliers, partners, regulators and others with whom we have business or other dealings.

The benefits of mergers and acquisitions are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in jurisdictions in which the combined company will do business, the financial performance of the combined business in various jurisdictions, currency exchange rate fluctuations and significant changes in trade, monetary or fiscal policies, including changes in interest rates and tax law of the jurisdictions in which the combined company will do business. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances relating to such factors may be interrelated, and the impact to the combined company of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset or more than offset by the occurrence of one or more of the other events or circumstances relating to such factors.

In addition, based on current acquisition prices in the pharmaceutical industry, acquisitions could decrease (increase) our net income (loss) per share and add significant intangible assets and related amortization or impairment charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional debt obligations, increased interest expense (particularly in the currently rising interest rate environment) or dilution of equity ownership. We may not be able to finance acquisitions on terms satisfactory to us, or at all.

We may decide to sell assets, which could adversely affect our prospects and opportunities for growth.

At any time and from time to time, we may consider selling certain assets if we determine that such assets are not critical to our strategy or we believe the opportunity to monetize the asset is attractive or for various other reasons, including for the reduction of indebtedness. For example, as further discussed in Note 5. Discontinued Operations and Asset Sales included in Part IV, Item 15 of this report, in 2022, Endo International plc divested of certain assets related to the retail generics business. Endo International plc also divested of certain intellectual property rights throughout each of the past three years. Although our preference is to engage in asset sales only if they advance or otherwise support our overall strategy, we may decide to sell assets in response to liquidity needs, and any such sale could reduce the size or scope of our business, our market share in particular markets or our opportunities with respect to certain markets, products or therapeutic categories. As a result, any such sale could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Third-party reimbursement for our products is uncertain and price levels may be difficult to maintain. Additionally, the market may not accept products for which third-party reimbursement is not adequately provided, and government-led efforts may lower prices for our products.

Our ability to commercialize our products depends, in part, on the extent to which reimbursement for the costs of these products is available from government healthcare programs, such as Medicaid and Medicare, private health insurers and others. We cannot be certain that, over time, third-party reimbursements for our products will be adequate for us to maintain price levels sufficient for realization of an appropriate return on our investment. Government payers, private insurers and other third-party payers are increasingly attempting to contain healthcare costs by: (i) limiting both coverage and the level of reimbursement (including adjusting co-pays) for products; (ii) refusing, in some cases, to provide any coverage for off-label uses for products; and (iii) requiring or encouraging, through more favorable reimbursement levels or otherwise, the substitution of generic alternatives to branded products. For instance, government agencies or third-party payers could attempt to reduce reimbursement for physician administered products through their interpretation of complex government price reporting obligations and payment and reimbursement coding rules, and could attempt to reduce reimbursement for separate physician administered products that share an active ingredient by requiring the blending of sales and pricing information in the same payment and reimbursement code.

There have been several recent U.S. Congressional inquiries, hearings and proposed and enacted federal and state legislation and rules, as well as executive orders, designed to, among other things: (i) reduce or limit the prices of drugs and make them more affordable for patients, such as by tying the prices that Medicare reimburses for physician administered drugs to the prices of drugs in other countries; (ii) reform the structure and financing of Medicare Part D pharmaceutical benefits, including through increasing manufacturer contributions to offset Medicare beneficiary costs; (iii) bring more transparency to how manufacturers price their medicines; (iv) enable the government to directly negotiate prices for drugs covered under Medicare; (v) revise rules associated with the calculation of Medicaid Average Manufacturer Price and Best Price, including with regard to the manner in which pharmaceutical manufacturers may provide copayment assistance to patients and the identification of "line extension" drugs, which affect the amount of rebates that manufacturers must pay on prescription drugs under Medicaid; (vi) eliminate anti-kickback statute discount safe harbor protection for manufacturer rebate arrangements with Medicare Part D Plan Sponsors and pharmacy benefit managers on behalf of Part D Plan Sponsors; (vii) create new anti-kickback statute safe harbors applicable to certain point-of-sale discounts to patients and fixed-fee administrative fee payment arrangements with pharmacy benefit managers; and (viii) facilitate the importation of certain lower-cost drugs from other countries. In addition, state legislatures and regulatory agencies have enacted legislation and regulations designed to control pharmaceutical and biological product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, advance notices of price increases, marketing cost disclosure and transparency measures, and, in some cases, policies to encourage importation of drugs from other countries (subject to federal approval) and bulk purchasing, including the National Medicaid Pooling Initiative. While we cannot predict the final form of any pending legislative, regulatory and/or administrative measures, as well as the impact of any ongoing or future legal challenges to such measures, pending and enacted legislative proposals or executive rulemaking, such as those incorporating Most-Favored-Nation models, or changes in legislative or policy priorities by the Trump administration, could significantly reduce the coverage and levels of reimbursement for our products.

In addition, in August 2022, the United States enacted the IRA. Subject to subsequent rulemaking, this act, among other changes: (i) gives HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain drugs; (ii) requires manufacturers of certain Part B and Part D drugs to issue rebates to HHS based on certain calculations and triggers, such as when drug price increases outpace the rate of inflation; (iii) places certain limitations on out-of-pocket spending for Medicare Part D enrollees; (iv) implements a 15% corporate alternative minimum tax on book income on corporations whose average annual adjusted financial statement income during the most recently-completed three-year period exceeds $1.0 billion; (v) implements a 1% excise tax on net stock repurchases; and (vi) implements several tax incentives to promote clean energy. These provisions started taking effect incrementally in late 2022 and currently are subject to various legal challenges. For example, CMS has released initial revised guidance addressing the Medicare Part B and Medicare Part D inflation rebate provisions of the IRA. In addition, in January 2025, CMS announced the list of 15 Part D drugs selected for the second round of price negotiation under the Medicare Drug Price Negotiation Program, which negotiated prices are slated to take effect in 2027; our revenues may be significantly impacted if one or more of our products are eventually selected for evaluation under this program. While the impact of the IRA was not material to us in 2023 or 2024, we are continuing to evaluate the act and its requirements, as well as any potential impact on our business. The IRA is currently subject to legal challenges and it is unclear how the IRA will be effectuated or changed under the Trump administration, but it is possible that the act will have a material adverse effect on our business, financial condition, results of operations and cash flows in the future.

President Trump has taken additional action to limit or change healthcare policies pursued by the Biden Administration. For example, President Trump rescinded an executive order issued by former President Biden, pursuant to which the Center for Medicare and Medicaid Innovation (CMMI) created three drug pricing experiments, and it is unclear whether CMMI will continue to pursue some or any of these models. Likewise, it remains unclear whether the new U.S. administration will continue an initiative announced by the Biden administration to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for, or additional pricing pressures on, any of our current products or product candidates approved in the future. These cost containment measures may include, among other possible actions, implementation or modification of controls on government funded reimbursement for drugs, mandatory discount requirements under certain government sponsored programs, caps on drug reimbursement under commercial insurance, challenges to the pricing of drugs or limits or prohibitions on reimbursement for specific products through other means, reform of drug importation laws, delegation of decision making to state Medicaid agencies and waiver of coverage and reimbursement requirements, mechanisms utilized by managed care organizations to control utilization of drugs and other health care, and prohibition on direct-to-consumer advertising or drug marketing practices. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or at the state level or any other jurisdiction. If we or any third parties we may rely on are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, any current or future product candidates we develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

We expect that these and other healthcare reform measures may result in more rigorous coverage criteria and additional downward pressure on the price that we may receive for any product approved in the future, which could have an adverse effect on demand for our products. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The adoption of cost containment measures or other healthcare reforms, and our associated compliance obligations, may prevent us from being able to generate revenue, attain profitability or commercialize any product candidates, if approved. The unavailability of, or a reduction in, the reimbursement of our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience pricing pressure on our products due to social or political pressures, which would reduce our revenue and future profitability.

We may experience downward pricing pressure on our products due to social or political pressures, which would reduce our revenue and future profitability. Price increases have resulted in increased public and governmental scrutiny of the cost of pharmaceutical products. For example, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies in connection with an investigation into pricing practices conducted by the DOJ. Several state attorneys general also have commenced drug pricing investigations and filed lawsuits against pharmaceutical companies, and the U.S. Senate has investigated a number of pharmaceutical companies relating to price increases and pricing practices. Our revenue and future profitability could be negatively affected if these or other inquiries were to result in legislative or regulatory proposals limiting our ability to increase or maintain the prices of our products.

In addition, the federal government and a number of federal legislators continue to scrutinize pharmaceutical prices and seek ways to lower prices. For example, recent legislation, including the IRA, seeks to reduce prescription drug costs in a variety of ways.

Our business is highly dependent upon market perceptions of us, our brands and the safety and quality of our products and similar products, and may be adversely impacted by negative publicity or findings.

We are dependent on market perceptions and consumer preferences. Negative publicity or findings associated with product quality, safety, efficacy, patient illness, side effects or other adverse effects related to, or perceived to be related to, our products, or similar products, or our or our partners' and suppliers' manufacturing facilities, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Market perceptions and consumer preferences are very important to our business, especially with respect to our brands, company name and the safety and quality of our products. Our products and similar products are subject to market withdrawal or recall and may be claimed or proven to be ineffective or harmful to consumers.

Our products may cause known or unknown adverse or other side effects. If we or our partners, suppliers or brands are negatively impacted by publicity, media coverage, market perception or consumer preference, it could impact the commercial viability of our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The pharmaceutical supply chain has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the internet. Third parties may illegally distribute and sell counterfeit versions of our products that do not meet the rigorous manufacturing and testing standards that our products undergo. Counterfeit products are frequently unsafe or ineffective and can be potentially life-threatening. Counterfeit medicines may contain harmful substances, the wrong dose of APIs or no API at all. However, to distributors and users, counterfeit products may be visually indistinguishable from the authentic version.

Negative posts or comments about us on any social networking website could seriously damage our reputation. The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material non-public information.

Unfavorable media coverage or negative publicity about us or our products could have an adverse effect on the potential size of the market for new or existing products and could decrease revenues and royalties, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business and financial condition may be adversely affected by existing or future legislation and regulations and changes thereto.

We cannot predict with any certainty how existing laws may be applied or how laws or legal standards may change in the future, including as a result of executive orders. Current or future legislation and regulations, whether state or federal, or in any of the non-U.S. jurisdictions with authority over our operations, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In Canada, certain regulations increase the risk that the prices of our pharmaceutical products could be deemed excessive or otherwise result in us having to reduce the prices of our products or increase the payments we make to the Canadian government.

Current or future laws or regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows. See "Business—Governmental Regulation" section included herein for further information.

Our customer concentration may adversely affect our financial condition and results of operations.

We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and MCOs. Our current customer group reflects significant consolidation in recent years, marked by mergers and acquisitions and other alliances. Consolidations and joint purchasing arrangements have resulted in increased pricing and other competitive pressures on pharmaceutical companies, including us. Additionally, the emergence of large buying groups representing independent retail pharmacies and other distributors and the prevalence and influence of MCOs and similar institutions have increased the negotiating power of these groups, enabling them to attempt to extract various demands, including, without limitation, price discounts, rebates and other restrictive pricing terms. These competitive trends could continue in the future and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Refer to Note 4. Summary of Significant Accounting Policies included in Part IV, Item 15 of this report for additional information about the customers that have contributed more than 10% or more of total consolidated revenues for the periods presented in this report.

There have not been significant changes in such customers and percentages for the periods covered by this report. Net revenues from these customers are generally included within each of our segments. XIAFLEX® sales account for a significant portion of our total revenues and a significant portion of net revenues from certain of these customers. Accordingly, our revenues, financial condition or results of operations may also be unduly affected by fluctuations in the buying or distribution patterns of these customers, particularly with respect to XIAFLEX® sales. These fluctuations may result from seasonality, pricing, wholesaler inventory objectives or other factors. These customers are generally not contractually obligated to purchase a minimum amount of product from us. If we were to lose the business of any of these customers, or if any were to fail to pay us on a timely basis, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently dependent on outside manufacturers for the manufacture of a large number of our products; therefore, we have and expect to continue to have limited control of the manufacturing process and related costs. Certain of our manufacturers currently constitute the sole source of one or more of our products.

We rely on third parties to manufacture a large number of our products pursuant to contractual arrangements. Certain of our manufacturers currently constitute the sole source of our products. For example, Teikoku Seiyaku Co., Ltd. is our sole source of our lidocaine patch 5% product. As a result of the sale of certain of our manufacturing facilities and related assets, our reliance on third-party manufacturers has increased. Because of contractual restraints and the lead-time necessary to obtain FDA approval, DEA registration of a new manufacturer and/or obtain any applicable state licenses, there are no readily accessible alternatives to these manufacturers and replacement of any of these manufacturers may be expensive and time consuming and may cause interruptions in our supply of products to customers. Our business and financial viability are dependent on these third-party manufacturers for continued manufacture of our products, the continued regulatory and legal compliance of these manufacturers and the strength, validity and terms of our various contracts with these manufacturers. Any interruption or failure by these manufacturers to meet their obligations pursuant to various agreements with us on schedule or in accordance with our expectations, or any termination by these manufacturers of our supply arrangements, which, in each case, could be the result of one or many factors outside of our control, or any failure to meet regulatory or legal requirements could delay or prevent our ability to achieve sales expectations, cause interruptions in our supply of products to customers, cause us to incur failure-to-supply penalties, disrupt our operations or cause reputational harm to our company, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on third parties to supply raw materials and API used in our products and in our product development activities and to provide services for certain core aspects of our business. Any interruption, delay, inability, mistake or failure by suppliers, distributors and collaboration partners to meet our projected timelines or their contractual obligations with us or to comply with regulatory and legal requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We rely on third parties to supply raw materials and API used in our products and in our product development activities. In addition, we rely on third-party suppliers, distributors, manufacturers and collaboration partners to provide services for certain core aspects of our business, including manufacturing, product approval, development and commercialization, packaging, shipping, warehousing, distribution, customer service support, medical affairs services, clinical studies, sales and other technical and financial services. Third-party suppliers and contractors are subject to FDA, DEA, state and foreign regulatory and legal requirements. Our business and financial viability are dependent on the continued supply of goods and services by these third parties, the regulatory and legal compliance of these third parties and on the strength, validity and terms of our various contracts with these third parties. Any interruption, delay, inability, mistake or failure by our suppliers, distributors and collaboration partners to meet our projected timelines or their contractual obligations with us on schedule or in accordance with our expectations, or any termination by these third parties of their arrangements with us, which, in each case, could be the result of one or many factors outside of our control, could delay or prevent the development, approval, manufacture, launch or commercialization of our products, result in non-compliance with applicable laws and regulations, cause us to incur failure-to-supply penalties, disrupt our operations or cause reputational harm to our company, any or all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may also be unsuccessful in resolving any underlying issues with such suppliers, distributors, manufacturers and partners or replacing them within a reasonable time and on commercially reasonable terms.

APIs imported into the European Union (EU) must be certified as complying with the good manufacturing practice standards established by the EU, as stipulated by the International Conference for Harmonization. These regulations place the certification requirement on the regulatory bodies of the exporting countries. Accordingly, the national regulatory authorities of each exporting country must: (i) ensure that all manufacturing plants within their borders that export API into the EU comply with EU manufacturing standards, and (ii) for each API exported, present a written document confirming that the exporting plant conforms to EU manufacturing standards. The imposition of this responsibility on the governments of the nations exporting API may cause a shortage of API necessary to manufacture our products, as certain governments may not be willing or able to comply with the regulation in a timely fashion, or at all.

A shortage in API may cause us to cease manufacturing of certain products or to incur costs and delays to qualify other suppliers to substitute for those API manufacturers unable to supply us, or delay or prevent us from developing, commercializing, launching or obtaining approval for new products. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on third parties to provide us with various estimates as a basis for our financial reporting. While we undertake certain procedures to review the reasonableness of this information, we cannot obtain absolute assurance over the accounting methods and controls over the information provided to us by third parties. As a result, we are at risk of them providing us with erroneous data which could impact our reporting. See "Critical Accounting Estimates" in Part II, Item 7 of this report "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our most significant accounting estimates.

We may encounter difficulties in our manufacturing processes for our biologics products, which could materially adversely affect our results of operations or delay or disrupt the manufacture and supply of those products which are reliant upon our manufacturing operations.

The manufacture of biologic products requires significant expertise and capital investment. We manufacture CCH, which is included in XIAFLEX®, in our Horsham, Pennsylvania facility. Biologics such as CCH require processing steps that are highly complex and generally more difficult than those required for most chemical pharmaceuticals. In addition, TESTOPEL® is manufactured using a unique, proprietary process. If the manufacturing processes are disrupted at the facilities where our biologic products are manufactured, it may be difficult to find alternate manufacturing sites. We may encounter difficulties with the manufacture of CCH and the active ingredient of TESTOPEL®, which could delay, disrupt or halt our manufacture of such products and/or product candidates, result in supply disruption or delay, product recalls, market withdrawals or product liability claims, require write-offs or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

The DEA limits the availability of the active ingredients used in many of our products as well as the production of these products, and, as a result, our procurement and production quotas may not be sufficient to meet commercial demand or complete clinical trials.

The DEA limits the availability of the active ingredients used in many of our products and sets a quota on the production of these products. We, or our contract manufacturing organizations, must annually apply to the DEA for procurement and production quotas in order to obtain these substances and produce our products. As a result, our procurement and production quotas may not be sufficient to meet commercial demand or to complete clinical trials. Moreover, the DEA may adjust these quotas from time to time during the year. Any delay or refusal by the DEA in establishing our quotas, or modification of our quotas, could delay or result in the stoppage of clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to retain our key personnel and continue to attract additional professional staff, we may be unable to maintain or expand our business.

Because of the specialized scientific nature of our business, our ability to develop products and to compete with our current and future competitors will remain highly dependent, in large part, upon our ability to attract and retain qualified scientific, technical and commercial personnel. The loss of key scientific, technical and commercial personnel or the failure to recruit additional key scientific, technical and commercial personnel could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we have consulting agreements with certain key individuals and institutions and have employment agreements with our key executives, we may be unsuccessful in retaining personnel or their services under existing agreements. There is intense competition for qualified personnel in our industry, and we may be unable to continue to attract and retain the qualified personnel necessary for the successful development of our business.

Our operations could be disrupted if our information systems fail or are not upgraded or are subject to cyber-attacks.

Our business depends on the efficient and uninterrupted operation of our computer and communications systems and networks, hardware and software systems and our other information technology. As such, we continue to invest financial and other resources to maintain, enhance, further develop, replace or add to our information technology infrastructure. Such efforts carry risks such as cost overruns, project delays and business interruptions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, these measures are not guaranteed to protect against all cybersecurity incidents.

In the ordinary course of our business, we collect and maintain information, which includes confidential, proprietary and personal information regarding our customers and employees, in digital form. Data maintained in digital form is subject to risk of cyber-attacks, which are increasing in frequency and sophistication and are made by groups and individuals with a wide range of motives and expertise, including criminal groups, "hackers" and others. Cyber-attacks could include the deployment of harmful malware, viruses, worms, denial-of-service attacks, ransomware, phishing, social engineering and other means to affect service reliability and threaten data confidentiality, integrity and availability. Despite our efforts to monitor and safeguard our systems to prevent data compromise, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, tampering and theft remain. If our systems were to fail or we are unable to successfully expand the capacity of these systems, or we are unable to integrate new technologies into our existing systems, our operations and financial results could suffer.

We also have outsourced certain elements and functions of our operations, including elements of our information technology infrastructure, to third parties, some of which operate outside the United States. As a result, we manage many independent vendor relationships with third parties who may or could have access to our confidential information. The size and complexity of our and our vendors' systems make such systems potentially vulnerable to service interruptions and to security breaches from inadvertent or intentional actions by our employees, our partners, our vendors or other third parties, or from attacks by malicious third parties.

Our and our vendors' information technology operations are spread across multiple, sometimes inconsistent platforms, which pose difficulties in maintaining data integrity across systems. The ever-increasing use and evolution of technology, including cloud-based computing, creates opportunities for the unintentional or improper dissemination or destruction of confidential information stored in our systems. In the past, we have been subject to cyber-attacks along with our vendors and we expect that cyber-attacks will continue to occur in the future.

Any breach of our security measures or the security measures of our vendors, or the loss, disclosure, dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, fraud, cyber-attacks, hacking, trickery or other forms of deception or any other cause, could enable others to produce competing products, use our proprietary technology or information and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential, proprietary or personal information could result in financial, legal, business and reputational harm to our company and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The risks related to our global operations may adversely impact our revenues, results of operations and financial condition.

For the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024 and the year ended December 31, 2023 (Predecessor), approximately 4% of the business's total revenues were from customers outside the United States. Some of these sales were to governmental entities and other organizations with extended payment terms. Conducting business internationally, including the sourcing, manufacturing, development, sale and distribution of our products and services across international borders, subjects us to extensive U.S. and foreign governmental trade regulations, such as various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the FCPA), export control laws, customs and import laws and anti-boycott laws. The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found liable for violations of the FCPA or other applicable laws and regulations, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer significant criminal, civil and administrative penalties, including, but not limited to, imprisonment of individuals, fines, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting, as well as reputational harm. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, some countries where we source, develop, manufacture or sell products are subject to political, economic and/or social instability. Our non-U.S. R&D, manufacturing and sales operations expose us and our employees, representatives, agents and distributors to risks inherent in operating in non-U.S. jurisdictions. For example, we currently perform significant R&D and manufacturing operations in India and may expand these operations. A disruption in our Indian operations could have a material adverse effect on our business, financial condition, results of operations and cash flows. Risks associated with our global operations include, among others:

- the imposition of additional U.S. and non-U.S. governmental controls or regulations;
- the imposition of costly and lengthy new export licensing requirements;
- the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;
- economic or political instability or disruptions, including local or regional instability, civil unrest or hostilities, rioting, military activity, terror attacks or armed hostilities;
- disruptions due to natural disasters, earthquakes, cyclones, tornados, typhoons, flooding, droughts, landslides, geological events or severe weather events which may be exacerbated by the effects of climate change;
- the imposition of or changes in sanctions, duties and new or increased tariffs, license obligations and other non-tariff barriers to trade;
- the imposition of new trade restrictions including foreign exchange controls;

- supply disruptions and increases in energy and transportation costs;
- the imposition of restrictions on the activities of foreign agents, representatives and distributors;
- changes in global tax laws and/or the imposition by tax authorities of significant fines, penalties and additional taxes;
- pricing pressure that we may experience internationally;
- fluctuations in foreign currency exchange rates;
- competition from local, regional and international competitors;
- difficulties and costs of staffing and managing foreign operations, including cultural differences and additional employment regulations, union workforce negotiations and potential disputes in the jurisdictions in which we operate;
- difficulties and costs of obtaining and maintaining labs, R&D sites, manufacturing facilities and other locations in which we operate;
- pandemics, epidemics or outbreaks of infectious diseases as described under "Widespread health problems could materially and adversely affect our business";
- laws and business practices favoring local companies;
- difficulties in enforcing or defending intellectual property rights; and
- exposure to different legal and political standards due to our conducting business in foreign countries.

We also face the risk that some of our competitors have more experience with operations in such countries or with international operations generally and may be able to manage unexpected crises more easily. Furthermore, whether due to language, cultural or other differences, public and other statements that we make may be misinterpreted, misconstrued or taken out of context in different jurisdictions. Moreover, the internal political stability of, or the relationship between, any country or countries where we conduct business operations may deteriorate, including relationships between the United States and other countries. Changes in other countries' economic conditions, product pricing, political stability or the state of relations between any such countries are difficult to predict and could adversely affect our operations, payment and credit terms and our ability to collect foreign receivables. Any such changes could lead to a decline in our profitability and/or adversely impact our ability to do business. Any meaningful deterioration of the political or social stability in and/or diplomatic relations between any countries in which we or our partners and suppliers do business could have a material adverse effect on our business, financial condition, results of operations and cash flows. A substantial slowdown of the global economy, or major national economies, could negatively affect growth in the markets in which we operate. Such a slowdown could result in national governments making significant cuts to their public spending, including national healthcare budgets, or reducing the level of reimbursement they are willing and able to provide to us for our products and, as a result, adversely affect our revenues, financial condition or results of operations. We have little influence over these factors and changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot provide assurance that one or more of these factors will not harm our business. Risks associated with our non-U.S. R&D, manufacturing or sales could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Widespread health problems could materially and adversely affect our business.

Public health outbreaks, epidemics or pandemics, could materially and adversely impact our business. Public health directives or orders could materially disrupt our business (including our manufacturing and supply chain operations by significantly reducing our output), negatively impact our productivity, delay our product development programs and decrease demand for our products.

Widespread health problems may have significant impacts on third-party arrangements, including those with our manufacturing, supply chain and distribution partners, information technology and other service providers and business partners. For example, there may be significant disruptions in the ability of any or all of these third-party providers to meet their obligations to us on a timely basis, or at all, which may be caused by their own financial or operational difficulties, including any closures of their facilities pursuant to a governmental order or otherwise. Additionally, the supply of goods and services worldwide may be adversely affected as a result of increased pressure on global logistics network infrastructure and capacity or otherwise, which could result in interruptions of supply and/or increased costs based upon inability to obtain, and/or delayed deliveries of, raw materials and/or critical supplies necessary to continue our manufacturing activities and/or those of our third-party suppliers. See "Supply chain and other manufacturing disruptions could negatively impact our businesses."

Due to these disruptions and other factors, including changes to our workforce availability and increased demand for critical care products, our ability to meet our obligations to third-party distribution partners may be negatively impacted. We have delivered, and in the future we or our third-party providers may deliver, notices of the occurrence of force majeure or similar events under certain of our third-party contracts, which could result in prolonged commercial disputes and ultimately legal proceedings to enforce contractual performance and/or recover losses. Any such occurrences could result in significant management distraction and use of resources and, in the event of an adverse judgment, could result in significant cash payments. Further, the publicity of any such dispute could harm our reputation and make the negotiation of any replacement contracts more difficult and costly, thereby prolonging the effects of any resulting disruption in our operations. Such disruptions could be acute with respect to certain of our raw material suppliers where we may not have readily accessible alternatives or alternatives may take longer to source than usual. While we attempt, when possible, to mitigate our raw material supply risks through stock management and alternative sourcing strategies, some raw materials are only available from one source. Any of these disruptions could harm our ability to meet consumer demand, including any increase in demand for any of our products, including our critical care products used during a pandemic.

Economic crises and increases in unemployment rates resulting from widespread health problems have the potential to significantly reduce individual disposable income, result in lower levels of healthcare insurance coverage and/or depress consumer confidence, any of which could limit the ability of some consumers to purchase certain pharmaceutical products and reduce consumer spend on certain medical procedures in both the short- and medium-term. We are unable to predict the impact that widespread health problems may have going forward on the business, results of operations or financial position of any of our major customers, which could impact each customer to varying degrees and at different times and could ultimately impact our own financial performance. Certain of our competitors may also be better equipped to weather the impact of widespread health problems both domestically and abroad and better able to address changes in customer demand.

Additionally, our product development programs have been, and may continue to be, adversely affected by epidemics, pandemics and other widespread health problems. Public health directives may cause delays, increased costs and additional challenges in our product development programs, including obtaining adequate patient enrollment and successfully bringing product candidates to market. In addition, we may face further challenges receiving regulatory approvals as previously scheduled dates or anticipated deadlines for action by the FDA on our applications and products in development could be subject to delays beyond our control.

Widespread health problems could increase the magnitude of many of the other risks described herein and have other adverse effects on our operations that we are not able to predict. For example, global economic disruptions and volatility in the financial markets could further depress our ability to obtain or renew insurance on satisfactory terms or at all. Further, we may be required to delay or limit our internal strategies in the short- and medium-term by, for example, redirecting significant resources and management attention away from implementing our strategic priorities or executing opportunistic corporate development transactions.

Any of the risks described herein could have a material adverse effect on our business, financial condition, results of operations and cash flows and could cause significant volatility in the trading prices of our securities.

Supply chain and other manufacturing disruptions could negatively impact our businesses.

We have experienced in the past, are currently experiencing and expect to experience in the future infrastructure capacity challenges to our global logistics network. Materials, equipment and labor shortages, shipping, logistics and other delays and other internal or external supply chain and manufacturing disruptions can make it more difficult and costly for us to obtain raw materials, active pharmaceutical ingredients (API), supplies or services from third parties, to manufacture our own products, to develop our product pipeline, to obtain approval for, commercialize and launch new products, and to pursue clinical development activities, and may also result in temporary disruptions or delays as we seek alternatives. Economic or political instability or disruptions, such as the conflicts in Ukraine and the Middle East, could negatively affect our supply chain or increase our costs. If these types of events or disruptions continue to occur, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be impacted by the effects of climate change and encounter challenges implementing sustainability-related measures.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations, including an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events, natural disasters and other disruptions, such as earthquakes, geological events, hurricanes, cyclones, tornados, typhoons, flooding, droughts, landslides and wildfires, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs.

Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, we may experience disruption in, or an increase in the costs associated with, sourcing, manufacturing and distributing our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may be unable to successfully implement sustainability-related measures pursuant to our environmental, social and governance, also referred to as corporate responsibility, strategy or to adequately respond to increased stakeholder focus on corporate responsibility matters.

We are organized in a holding company structure and we are, and will be, dependent upon the results of operations and cash flows of our subsidiaries and distributions we receive from our subsidiaries.

Endo, Inc. is a holding company formed on December 5, 2023, without the participation of Endo International plc. Endo, Inc. was formed to facilitate the acquisition from the Debtors of substantially all of the assets of the Debtors and certain non-debtor affiliates and it is not, and has never been, a subsidiary of Endo International plc. Endo, Inc. currently has no material assets other than ownership of the equity of a shell financing subsidiary. As such, Endo, Inc. has no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of its subsidiaries. Its direct and indirect subsidiaries may not generate sufficient cash flow to distribute funds to Endo, Inc. and applicable law and contractual restrictions, such as negative covenants in any debt instruments, may not permit such distributions. In addition, in the event that the board of directors and stockholders of Endo, Inc. were to approve a sale of all of the equity in its direct or indirect subsidiaries, shares of common stock would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

Changes in tax law could significantly affect our reported earnings and cash flows.

We have business operations and assets in different jurisdictions, which are subject to different tax regimes. Changes in tax regimes, such as the reduction or elimination of tax benefits, or limitations on the deductibility of interest expense, could have a material adverse effect on our results of operations and cash flows.

In addition, countries in which we operate have agreed to implement aspects of the "Two Pillars Solution," an Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework initiative, which aims to reform the international taxation policies and ensure that multinational companies pay taxes wherever they operate and generate profits. "Pillar Two" of this initiative generally provides for an effective global minimum corporate tax rate of 15% on profits generated by multinational companies with consolidated revenues of at least €750 million, calculated on a country-by-country basis. This minimum tax would be applied on profits in any jurisdiction wherever the effective tax rate, determined on a jurisdictional basis, is below 15%. The OECD and its members are still working on the coordinated implementation of the minimum tax. Although this initiative is subject to further developments in the countries where we operate, it is currently in force in various jurisdictions, including Ireland, the European Union and Canada for fiscal years commenced on January 1, 2024. Any minimum tax may have a negative impact on our financial condition, results of operations and cash flows.

Risks Related to our Litigation and Liabilities

Our business has regularly been the subject of material legal proceedings, including significant lawsuits, product liability claims, governmental investigations and product recalls, and we may in the future be subject to such proceedings, any of which could have a material adverse effect on our company.

Our business exposes us to significant potential risks from lawsuits and other material legal proceedings including, but not limited to, matters associated with the testing, manufacturing, marketing, sale and use of our products. Some plaintiffs have received substantial damage awards against or entered into significant settlements with healthcare companies based upon various legal theories including, without limitation, claims for injuries allegedly caused by the use of their products. We may in the future be subject to various lawsuits, product liability claims, other material legal proceedings, governmental investigations and/or product recalls, any of which could have a material adverse effect on our company. Additionally, we cannot assure you whether we will be subject to claims for actions by the pre-emergence Debtors. For example, in April 2024, Endo International plc, along with 35 other defendants, were the subject of a private complaint alleging price-fixing and similar matters. The complaint specifically included a reference that the plaintiffs reserved their rights to bring claims against Endo, Inc. following emergence. The claims included in the complaint are similar to other claims that were consolidated in a federal multidistrict litigation in the U.S. District Court for the Eastern District of Pennsylvania and subsequently discharged in accordance with the Plan. For additional information, see Note 17. Commitments and Contingencies included in Part IV, Item 15 of this report.

We may decide to settle claims even though we believe we have meritorious defenses because of the significant legal and other costs required to defend such claims. There can be no assurance of the impact of any settlement agreements on claims against Endo, Inc.

Awards against or settlements by us or our competitors could incentivize parties to bring additional claims against us or increase settlement demands against us. In addition to the risks of direct expenditures for defense costs, settlements and/or judgments in connection with various claims, proceedings and investigations, there is a possibility of loss of revenues, injunctions and disruption of business. Additionally, we may receive claims or requests for indemnification from other persons or entities named in or subject to discovery in various lawsuits or other legal proceedings, including certain of our customers.

Our current, past or future products may subject us to negative publicity and press, which could harm our brand and the demand for our products.

Any failure to effectively identify, analyze, report and protect adverse event data and/or to fully comply with relevant laws, rules and regulations around adverse event reporting could expose us to legal proceedings, penalties, fines and/or reputational damage.

In addition, in the age of social media, plaintiffs' attorneys have a wide variety of tools to advertise their services and solicit new clients for litigation, including using judgments and settlements obtained in litigation against us or other pharmaceutical companies as an advertising tool. For these or other reasons, any product liability or other litigation in which we are a defendant could have a larger number of plaintiffs than such actions have seen historically and we could also see an increase in the number of cases filed against us because of the increasing use of widespread and media-varied advertising. This could also complicate any settlement discussions we may be engaged in. Furthermore, a ruling against other pharmaceutical companies in product liability or other litigation, or any related settlement, in which we are not a defendant could have a negative impact on pending litigation where we are a defendant.

In addition, in certain circumstances, such as in the case of products that do not meet approved specifications or which subsequent data demonstrate may be unsafe, ineffective or misused, it may be necessary for us to initiate voluntary or mandatory recalls or withdraw such products from the market. Any such recall or withdrawal could result in adverse publicity, costs connected to the recall and loss of revenue. Adverse publicity could also result in an increased number of additional product liability claims, whether or not these claims have a basis in scientific fact.

If we are found liable in any lawsuits, including legal proceedings related to our sale, marketing and/or distribution of prescription medications and other products, including product liability claims or actions related to our sales, marketing or pricing practices or if we are subject to governmental investigations or product recalls, it could result in the imposition of material damages, including punitive damages, fines, reputational harm, civil lawsuits, criminal penalties, interruptions of business, modification of business practices, equitable remedies and other sanctions against us or our personnel as well as significant legal and other costs. At any given time, we may be engaged in settlement or similar discussions, and we may voluntarily settle claims even if we believe that we have meritorious defenses because of the significant legal and other costs that may be required to defend such claims. Any judgments, claims, settlements and related costs could be well in excess of any applicable insurance or accruals. As a result, we may experience significant negative impacts on our results of operations or financial condition. To satisfy judgments or settlements or to pursue certain appeals, we may need to seek financing or bonding, which may not be available on terms acceptable to us, or at all, when required, particularly given the nature and amount of the claims against us. Judgments against us could also cause defaults under our debt agreements (which could result in cross-defaults or cross-accelerations in other agreements) and/or restrictions on product use or business practices and we could incur losses as a result. Any of the risks above could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have and may be unable to obtain or maintain insurance adequate to cover potential liabilities.

We may not have and may be unable to obtain or maintain insurance on acceptable terms or with adequate coverage against potential liabilities or other losses, including costs, judgments, settlements and other liabilities incurred in connection with current or future legal proceedings, regardless of the success or failure of the claim. Additionally, we may be limited by the surviving insurance policies of acquired entities, which may not be adequate to cover potential liabilities or other losses. Even where claims are submitted to insurance carriers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. The failure to generate sufficient cash flow or to obtain other financing could affect our ability to pay amounts due under those liabilities not covered by insurance. Additionally, the nature of our business, the legal proceedings to which we are exposed and any losses we suffer may increase the cost of insurance, which could impact our decisions regarding our insurance programs.

Risks Related to our Indebtedness and Liquidity

We have substantial indebtedness as a result of the consummation of the Plan which may adversely affect our financial position and operating flexibility.

We have a substantial amount of indebtedness. In connection with the consummation of the Plan, we incurred indebtedness of $2.5 billion, consisting of a $1.5 billion senior secured term loan facility, a $0.4 billion superpriority senior secured revolving credit facility that was undrawn as of December 31, 2024 and $1.0 billion aggregate principal amount of senior secured notes. This substantial amount of indebtedness could have important consequences to us, including:
- making it difficult for us to satisfy our financial obligations, including making applicable scheduled principal and interest payments on our indebtedness;
- limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
- limiting our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- limiting our ability to incur judgments above certain thresholds;
- exposing us to the risk of rising interest rates with respect to the borrowings under any variable rate indebtedness;
- requiring us to use a substantial portion of our cash on hand and/or from future operations to make debt service payments;
- limiting our flexibility to plan for, or react to, changes in our business and industry;
- placing us at a competitive disadvantage compared to our less leveraged competitors; and
- increasing our vulnerability to the impact of adverse economic and industry conditions, which may further limit our ability to satisfy our financial obligations.

Our financing agreements contain various covenants restricting, among other things, our ability to:
- incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;
- issue redeemable stock and preferred stock;

- pay dividends or distributions or redeem or repurchase capital stock;
- prepay, redeem or repurchase certain debt;
- make loans, investments and capital expenditures;
- enter into agreements that restrict distributions from our subsidiaries;
- sell assets and capital stock of our subsidiaries;
- enter into certain transactions with affiliates; and
- consolidate or merge with or into, or sell substantially all of our assets to, another person.

If we are unable to pay amounts due under our outstanding indebtedness or to fund other liquidity needs, such as future capital expenditures or contingent liabilities as a result of adverse business developments, including expenses related to future legal proceedings and governmental investigations or decreased revenues, as well as increased pricing pressures or otherwise, we may be required to refinance all or part of our outstanding indebtedness, sell assets, reduce or delay capital expenditures or seek to raise additional capital.

To the extent we are required or choose to seek third-party financing in the future, we may not be able to obtain any such required financing on a timely basis or at all, particularly in light of the recent bankruptcy proceedings. Additionally, any future financing arrangements could include terms that are not commercially beneficial to us, which could further restrict our operations and exacerbate any impact on our results of operations and liquidity that may result from any of the factors described herein or other factors.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to fund our operations, maintain adequate liquidity and meet our financing obligations is reliant on our operations, which are subject to significant risks and uncertainties.

We rely on cash from operations as well as access to the financial markets to fund our operations, maintain liquidity and meet our financial obligations. Our operations are subject to many significant risks and uncertainties, including those related to: (i) generic competition and legal challenges that could impact our key products; (ii) potential future legal proceedings and governmental investigations; (iii) uncertainties in the global banking system that could impact us or our customers or suppliers; and (iv) other risks and uncertainties. Any negative development or outcome in connection with any or all of these risks and uncertainties could result in significant consequences, including one or more of the following:

- causing a substantial portion of our cash flows from operations to be dedicated to the payment of legal or related expenses and therefore unavailable for other purposes, including the payment of principal and interest on our indebtedness, our operations, capital expenditures and future business opportunities;
- limiting our ability to adjust to changing market conditions, causing us to be more vulnerable to periods of negative or slow growth in the general economy or in our business, causing us to be unable to carry out capital spending that is important to our growth and placing us at a competitive disadvantage;
- limiting our ability to attract and retain key personnel;
- causing us to be unable to maintain compliance with or making it more difficult for us to satisfy our financial obligations under certain of our outstanding debt obligations, causing a downgrade of our debt and long-term corporate ratings (which could increase our cost of capital) and exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries' outstanding indebtedness;
- limiting our ability to incur additional borrowings under the covenants in our then-existing facilities or to obtain additional debt or equity financing for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness; and/or
- causing a significant reduction in our short-term and long-term revenues and/or otherwise causing us to be unable to fund our operations and liquidity needs, such as future capital expenditures and payment of our indebtedness.

Potential impairments of intangible assets, including indefinite-lived intangible assets, may significantly impact our profitability.

Goodwill and other intangibles have historically represented a significant portion of the Predecessor assets. As of December 31, 2024 and December 31, 2023, indefinite-lived intangibles, including goodwill, as applicable, and other intangibles comprised approximately 42% and 55%, respectively, of total assets. The valuation of identified tangible and intangible assets in connection with the application of fresh start accounting is reflected in Note 3. Fresh Start Accounting included in Part IV, Item 15 of this report. Indefinite-lived intangible assets are subject to impairment tests at least annually. Additionally, impairment tests must be performed for certain assets whenever events or changes in circumstances indicate such assets' carrying amounts may not be recoverable.

Events giving rise to asset impairments are an inherent risk in the pharmaceutical industry and often cannot be predicted. As a result of the significance of intangible assets, including potentially goodwill, our results of operations and financial position in future periods could be negatively impacted should future impairments of these assets occur. For additional discussion, refer to "Critical

Accounting Estimates" in Part II, Item 7 of this report "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

Our borrowings under the new revolving credit facility and new term loan facility are at variable rates of interest, exposing us to interest rate risks. Any future borrowings could also be at variable rates. We will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. As of December 31, 2024, we had debt with an aggregate principal amount totaling $2.5 billion, including $1.5 billion of floating-rate debt under the new term loan facility. If the Secured Overnight Financing Rate (SOFR) increases in the future, such increases in interest expense on our floating-rate debt could have a material adverse effect on our interest expense.

We may not realize the anticipated benefits from our strategic actions.

We continue to seek to optimize our operations and increase our overall efficiency through strategic actions. These actions may involve decisions to exit manufacturing or research sites, transfer the manufacture of products to other internal and external sites within our manufacturing network and simplify business process activities. There can be no assurance that we will achieve the benefits and savings of actions such as these in the expected amounts and/or with the expected timing, if at all. We will also incur certain charges in connection with such actions and future costs could also be incurred. It is also possible that charges and cash expenditures associated with such actions could be higher than estimated. Any of these risks could ultimately have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to our Legal and Regulatory Environment

Agreements between branded and generic pharmaceutical companies are facing increased government scrutiny.

We are and may in the future be involved in patent litigations in which generic companies challenge the validity or enforceability of our products' listed patents and/or the applicability of these patents to the generic applicant's products. Likewise, we are and may in the future be involved in patent litigations in which we challenge the validity or enforceability of innovator companies' listed patents and/or their applicability to our generic products. Therefore, settling patent litigations has been and is likely to continue to be part of our business. Parties to such settlement agreements in the U.S., including us, are required by law to file them with the U.S. Federal Trade Commission (FTC) and the Antitrust Division of the DOJ for review. In some instances, the FTC has brought actions against brand and generic companies that have entered into such agreements, alleging that they violate antitrust laws. Even in the absence of an FTC challenge, other governmental or private litigants may assert antitrust or other claims relating to such agreements. We may receive formal or informal requests from the FTC or other governmental entities for information about any such settlement agreement we enter into or about other matters, and there is a risk that the FTC or other governmental or private litigants may commence an action against us alleging violation of antitrust laws or other claims.

The U.S. Supreme Court, in FTC v. Actavis, determined that patent settlement agreements between generic and brand companies should be evaluated under the rule of reason, but provided limited guidance beyond the selection of this standard. Because the U.S. Supreme Court did not articulate the full range of criteria upon which a determination of the legality of such settlements would be based, or provide guidance on the precise circumstances under which such settlements would qualify as legal, there has been and may continue to be extensive litigation over what constitutes a reasonable and lawful patent settlement between a brand and generic company.

There have been federal and state legislative efforts to overturn the FTC v. Actavis decision and make certain terms in patent settlement agreements per se unlawful. For example, some members of the U.S. Congress have proposed legislation that would limit the types of settlement agreements generic manufacturers and brand companies can enter into. The state of California enacted legislation, effective January 1, 2020, that deems a settlement of a patent infringement claim to be presumptively anticompetitive and allows the California Attorney General to seek monetary penalties if a generic company receives anything of value from the branded company and the generic company agrees to delay research and development, manufacturing, marketing or sales of the generic product for any period of time. The California law carves out from the definition of "anything of value" certain types of settlement terms and it allows the settling parties to rebut the presumption of anticompetitive harm.

We are subject to various laws, court orders and regulations pertaining to the marketing of our products and services.

The marketing and pricing of our products and services, including product promotion, educational activities, support of continuing medical education programs and other interactions with healthcare professionals, are governed by various laws, regulations and settlements, including FDA regulations, the U.S. federal Anti-Kickback Statute and the VOI (as defined below). Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, without identical exceptions or exemptions. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payer, not only the Medicare and Medicaid programs. Any such regulations or requirements could be difficult and expensive for us to comply with, could delay our introduction of new products and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sanctions for violating these laws include criminal penalties and civil sanctions and possible exclusion from federally funded healthcare programs such as Medicare and Medicaid, as well as potential liability under the FCA, and applicable state false claims acts. There can be no assurance that our practices will not be challenged under these laws in the future, that changes in these laws or interpretation of these laws would not give rise to new challenges of our practices or that any such challenge would not have a material adverse effect on our business, financial condition, results of operations and cash flows. Law enforcement agencies sometimes initiate investigations into sales, marketing and/or pricing practices based on preliminary information or evidence, and such investigations can be and often are closed without any enforcement action. Nevertheless, these types of investigations and any related litigation can result in: (i) large expenditures of cash for legal fees, payment of penalties and compliance activities; (ii) limitations on operations; (iii) diversion of management resources; (iv) injury to our reputation; and (v) decreased demand for our products.

The FFDCA and FDA regulations and guidance restrict the ability of healthcare companies, such as our company, to communicate with patients, physicians and other third parties about uses of prescription pharmaceuticals or devices that are not cleared or approved by the FDA, which are commonly referred to as "off-label" uses. Prohibitions on the promotion of off-label uses and against promotional practices deemed false or misleading are actively enforced by various parties at both the federal and state levels. A company that is found to have improperly promoted its products under these laws may be subject to significant liability, such as significant administrative, civil and criminal sanctions including, but not limited to, significant civil damages, criminal fines and exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Applicable laws governing product promotion also provide for administrative, civil and criminal liability for individuals, including, in some circumstances, potential strict vicarious liability. Conduct giving rise to such liability could also form the basis for private civil litigation by third-party payers or other persons allegedly harmed by such conduct.

Although we have established and implemented a corporate compliance program designed to prevent, detect and correct violations of state and federal healthcare laws, including laws related to advertising and promotion of our products, governmental agencies or private parties may take the position that we are not in compliance with such requirements and, if such non-compliance is proven, we and, in some cases, individual employees, may be subject to significant liability, including the aforementioned administrative, civil and criminal sanctions.

The pharmaceutical industry is heavily regulated, which creates uncertainty about our ability to bring new products to market and imposes substantial compliance costs on our business.

Governmental authorities, including, without limitation, the FDA, impose substantial requirements on the development, manufacture, holding, labeling, marketing, advertising, promotion, distribution and sale of therapeutic pharmaceutical products. See "Business—Governmental Regulation" section included herein for further information.

Regulatory approvals for the sale of any new product candidate may require preclinical studies and clinical trials that such product candidate is safe and effective for its intended use. Preclinical and clinical studies may fail to demonstrate the safety and effectiveness of a product candidate. Likewise, we may not be able to demonstrate through clinical trials that a product candidate's therapeutic benefits outweigh its risks. Even promising results from preclinical and early clinical studies do not always accurately predict results in later, large-scale trials. A failure to demonstrate safety and efficacy would result in our failure to obtain regulatory approvals.

Clinical trials can be delayed for reasons outside of our control, which can lead to increased development costs and delays in regulatory approval. It is possible that regulators, independent data monitoring committees, institutional review boards, safety committees, ethics committees and/or other third parties may request or require that we suspend or terminate our clinical trials for various reasons, including, among others, non-compliance with regulatory requirements, unforeseen safety issues or adverse side effects or failure to demonstrate a benefit from using our product candidates. There is substantial competition to enroll patients in clinical trials, and such competition has delayed clinical development of our products in the past. For example, patients could enroll in clinical trials more slowly than expected or could drop out before or during clinical trials. In addition, we may rely on collaboration partners that may control or make changes in trial protocol and design enhancements, or encounter clinical trial compliance-related issues, which may also delay clinical trials. The FDA may impose more arduous requirements on us regarding trial size or a long-term safety study that will significantly slow or forestall our development program. Product supplies may be delayed or insufficient to treat the patients participating in the clinical trials, and manufacturers or suppliers may not meet the requirements of the FDA or foreign regulatory authorities, such as those relating to the FDA's cGMP regulations.

Compliance with clinical trial requirements and cGMP regulations requires significant expenditures and the dedication of substantial resources. The FDA may place a hold on a clinical trial and may cause a suspension or withdrawal of product approvals if regulatory standards are not maintained. In the event an approved manufacturing facility for a particular drug is required by the FDA to curtail or cease operations, or otherwise becomes inoperable, or a third-party contract manufacturing facility faces manufacturing problems, obtaining the required FDA authorization to manufacture at the same or a different manufacturing site could result in production delays, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additional delays may result if an FDA advisory committee or other regulatory authority recommends non-approval or restrictions on approval. Although the FDA is not required to follow the recommendations of its advisory committees, it usually does.

A negative advisory committee meeting could signal a lower likelihood of approval, although the FDA may still end up approving our application. Regardless of an advisory committee meeting outcome or the FDA's final approval decision, public presentation of our data may shed positive or negative light on our application.

We may seek FDA approval for certain unapproved marketed products through the 505(b)(2) regulatory pathway. See "Business—Governmental Regulation" included herein for further information. Even if we receive approval for an NDA under Section 505(b)(2) of the FFDCA, the FDA may not take timely enforcement action against companies marketing unapproved versions of the product; therefore, we cannot be sure that that we will receive the benefit of any de facto exclusive marketing period or that we will fully recoup the expenses incurred to obtain an approval. In addition, certain competitors and others have objected to the FDA's interpretation of Section 505(b)(2). If the FDA's interpretation of Section 505(b)(2) is successfully challenged, this could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

The ANDA approval process for a new product varies in time, generally requiring a minimum of 10 months following submission of the ANDA to the FDA, but could also take several years from the date of application. The timing for the ANDA approval process for generic products is difficult to estimate and can vary significantly. ANDA approvals, if granted, may not include all uses (known as indications) for which a company may seek to market a product.

The submission of an NDA, Supplemental New Drug Application, ANDA, BLA or sBLA to the FDA with supporting clinical safety and efficacy data does not guarantee that the FDA will grant approval to market the product. Meeting the FDA's regulatory requirements to obtain approval to market a drug product, which vary substantially based on the type, complexity and novelty of the product candidate, typically takes years, if approved at all, and is subject to uncertainty. The FDA or foreign regulatory authorities may not agree with our assessment of the clinical data or they may interpret it differently. Such regulatory authorities may require additional or expanded clinical trials. Any approval by regulatory agencies may subject the marketing of our products to certain limits on indicated use. For example, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we may request, may grant approval contingent on conditions such as the performance and results of costly post-marketing clinical trials or Risk Evaluation and Mitigation Strategies or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Additionally, reimbursement by government payers or other payers may not be approved at the price we intend to charge for our products. Any limitation on use imposed by the FDA or delay in or failure to obtain FDA approvals or clearances of products developed by us would adversely affect the marketing of these products and our ability to generate product revenue. We could also be at risk for the value of any capitalized pre-launch inventories related to products under development. These factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Once a product is approved or cleared for marketing, failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals or clearances; seizures or recalls of products; injunctions against the manufacture, holding, distribution, marketing and sale of a product; and civil and criminal sanctions. For example, any failure to effectively identify, analyze, report and protect adverse event data and/or to fully comply with relevant laws, rules and regulations around adverse event reporting could expose us to legal proceedings, penalties, fines and reputational damage. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or clearances. Meeting regulatory requirements and evolving government standards may delay marketing of our new products for a considerable period of time, impose costly procedures upon our activities and result in a competitive advantage to other companies that compete against us.

In addition, after a product is approved or cleared for marketing, new data and information, including information about product misuse or abuse at the user level, may lead government agencies, professional societies, practice management groups or patient or trade organizations to recommend or publish guidance or guidelines related to the use of our products, which may lead to reduced sales of our products. Existing or new regulations or requirements could be difficult and expensive for us to comply with and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Based on scientific developments, post-market experience, legislative or regulatory changes or other factors, the current FDA standards of review for approving new pharmaceutical products, or new indications or uses for approved or cleared products, are sometimes more stringent than those that were applied in the past.

Some new or evolving FDA review standards or conditions for approval or clearance were not applied to many established products currently on the market. As a result, the FDA does not have safety databases on these products that are as extensive as some products developed more recently. Accordingly, we believe the FDA may develop such databases for certain of these products. In particular, the FDA has expressed interest in specific chemical structures that may be present as impurities in a number of products or APIs. The FDA has required, and may continue to require, more stringent controls of the levels of these or other impurities in products.

Also, the FDA may require labeling revisions, formulation or manufacturing changes and/or product modifications for new or existing products containing impurities. More stringent requirements, together with any additional testing or remedial measures that may be necessary, could result in increased costs for, or delays in, obtaining approvals. Although we do not believe that the FDA would seek to remove a currently marketed product from the market unless the effects of alleged impurities are believed to indicate a significant risk to patient health, we cannot make any such assurance.

The FDA's exercise of its authority under the FFDCA could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to comply with additional post-approval regulatory requirements and potential restrictions on sales of approved products.

Post-marketing studies and other emerging data about marketed products, such as adverse event reports, may adversely affect sales of our products. Furthermore, the discovery of significant safety or efficacy concerns or problems with a product in the same therapeutic class as one of our products that implicate or appear to implicate the entire class of products could have an adverse effect on sales of our product or, in some cases, result in product withdrawals. The FDA has continuing authority over the approval of an NDA, ANDA or BLA and may withdraw approval if, among other reasons, post-marketing clinical or other experience, tests or data show that a product is unsafe for use under the conditions upon which it was approved or licensed, or if FDA determines that there is a lack of substantial evidence of the product's efficacy under the conditions described in its labeling.

In addition to the FDA and other U.S. regulatory agencies, non-U.S. regulatory agencies may have authority over various aspects of our business and may impose additional requirements and costs. Similar to other healthcare companies, our facilities in multiple countries across the full range of our business units are subject to routine and new-product related inspections by regulatory authorities including the FDA in the United States, the Medicines and Healthcare products Regulatory Agency in the United Kingdom, the Health Products Regulatory Authority in Ireland and Health Canada in Canada. In the past, some of these inspections have resulted in inspection observations (including FDA Form 483 observations). Recent inspections have resulted, and future inspections may result, in additional inspection observations or other corrective actions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our products contain controlled substances. Stringent DEA and other governmental regulations on our use of controlled substances include restrictions on their use in research, manufacture, distribution and storage. A breach of these regulations could result in imposition of civil penalties, refusal to renew or action to revoke necessary registrations, or other restrictions on operations involving controlled substances. In addition, failure to comply with applicable legal requirements could subject the manufacturing facilities of our subsidiaries and manufacturing partners to possible legal or regulatory action, including shutdown. Any such shutdown may adversely affect their ability to manufacture or supply product and thus, our ability to market affected products. This could have a material adverse effect on our business, financial condition, results of operations and cash flows. See "—Risks Related to our Business and Industry—The DEA limits the availability of the active ingredients used in many of our products as well as the production of these products, and, as a result, our procurement and production quotas may not be sufficient to meet commercial demand or complete clinical trials."

In addition, we are subject to the U.S. Drug Supply Chain Security Act of 2013, as amended (the DSCSA), which requires development of an electronic pedigree to track and trace each prescription product at the salable unit level through the distribution system. The DSCSA became effective incrementally over a 10-year period from its enactment on November 27, 2013. Compliance with DSCSA and future U.S. federal or state electronic pedigree requirements could require significant capital expenditures, increase our operating costs and impose significant administrative burdens.

We cannot determine what effect changes in laws, regulations or legal interpretations or requirements by the new Trump administration, the FDA, the courts or others, when and if promulgated or issued, or advisory committee meetings may have on our business in the future. Changes could, among other things, require expanded or different labeling, additional testing, monitoring of patients, interaction with physicians, education programs for patients or physicians, curtailment of necessary supplies, limitations on product distribution, the recall or discontinuance of certain products and additional recordkeeping. Any such changes could result in additional litigation and may have a material adverse effect on our business, financial condition, results of operations and cash flows. The evolving and complex nature of regulatory science and regulatory requirements, the broad authority and discretion of the FDA and the generally high level of regulatory oversight results in a continuing possibility that, from time to time, we will be adversely affected by regulatory actions despite our ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements.

Changes in funding for the FDA and other government agencies could hinder our ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, payment of user fees and reauthorization of user fee programs, ability to hire and retain key personnel, as well as, statutory, regulatory and policy changes, and average review times at the FDA have fluctuated in recent years as a result. In addition, funding of other government agencies that support research and development activities that pertain to FDA review, such as research to understand new technologies or establish new standards, is subject to the political process, which is inherently fluid and unpredictable.

The current administration has implemented policies that may affect the FDA review process, including efforts to downsize the federal workforce, remove job elimination protections for federal workers, limit certain communications, and potentially interfere with user fee reauthorization. If political pressure or global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our reporting and payment obligations under Medicaid and other governmental drug pricing programs are complex and may involve subjective decisions. Any failure to comply with those obligations could subject us to penalties and sanctions.

We are subject to federal and state laws prohibiting the presentation (or the causing to be presented) of claims for payment (by Medicare, Medicaid or other third-party payers) that are determined to be false or fraudulent, including presenting a claim for an item or service that was not provided. These false claims statutes include the federal civil FCA, which permits private persons to bring suit in the name of the government alleging false or fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. These actions against pharmaceutical companies, which do not require proof of a specific intent to defraud the government, may result in payment of fines to and/or administrative exclusion from the Medicare, Medicaid and/or other government healthcare programs.

We are subject to laws that require us to enter into a Medicaid Drug Rebate Agreement, a 340B Pharmaceutical Pricing Agreement and agreements with the Department of Veterans Affairs as a condition for having our products eligible for payment under Medicare Part B and Medicaid. We have entered into such agreements. In addition, we are required to report certain pricing information to CMS, the Health Resources and Services Administration and the Department of Veterans Affairs on a periodic basis to facilitate rebate payments to the State Medicaid Programs, to set Medicare Part B reimbursement levels and to establish the prices that can be charged to certain purchasers, including 340B-covered entities and certain government entities. In addition, under the IRA, we may be required to enter into drug pricing negotiations. See "—Risks Related to our Business and Industry—Third-party reimbursement for our products is uncertain and price levels may be difficult to maintain. Additionally, the market may not accept products for which third-party reimbursement is not adequately provided, and government-led efforts may lower prices for our products." Pricing and rebate calculations vary across products and programs, are complex and often subject to interpretation by regulatory agencies and the courts that can change and evolve over time. Incorrect reporting or price recalculations can increase compliance costs, result in an overage or underage in rebate liability for past quarters or affect the ceiling price at which we are required to offer our products. Civil monetary penalties can be applied if we fail to submit required price data on a timely basis or pay the required rebate, or if we are found to have made a misrepresentation in the reporting of our average sales price, knowingly submitted false price or product information, or knowingly and intentionally charged 340B-covered entities more than the statutorily mandated ceiling price. CMS could terminate our Medicaid Drug Rebate Agreement and Health Resources and Services Administration could terminate our 340B Pharmaceutical Pricing Agreement in which case federal payments may not be available under Medicaid or Medicare Part B. Any failure to comply with these laws and agreements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In December 2020, CMS issued a final rule, referred to herein as the 2020 Final Rule, for Medicaid that made changes with regard to: (i) the calculation of Medicaid Best Price for certain value- or outcomes-based discounting arrangements; (ii) the standard for excluding the value of manufacturer copayment assistance and other patient support arrangements from the calculation of Average Manufacturer Price and Best Price; (iii) the identification of "line extension" drugs that are subject to higher Medicaid rebate liability; and (iv) establishment of additional drug utilization review requirements.

Multiple pharmaceutical companies have been named as defendants in a number of lawsuits filed by various government entities generally alleging the reporting of false pricing information in connection with certain products that are reimbursable by state Medicaid programs, which are partially funded by the federal government. There is a risk we will be subject to similar investigations or litigations, that we will suffer adverse decisions or verdicts of substantial amounts or that we will enter into monetary settlements. Any unfavorable outcomes as a result of such proceedings could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Decreases in the degree to which individuals are covered by healthcare insurance could result in decreased use of our products.

Employers may seek to reduce costs by reducing or eliminating employer group healthcare plans or transferring a greater portion of healthcare costs to their employees. Job losses or other economic hardships may also result in reduced levels of coverage for some individuals, potentially resulting in lower levels of healthcare coverage for themselves or their families. Further, in addition to the fact that the U.S. Tax Cuts and Jobs Act of 2017, as amended, eliminated the PPACA's requirement that individuals maintain insurance or face a penalty, additional steps to limit or overturn the PPACA or to limit or end cost-sharing subsidies to lower-income Americans may increase instability in the insurance marketplace and the number of uninsured Americans. These economic conditions may affect patients' ability to afford healthcare as a result of increased co-pay or deductible obligations, greater cost sensitivity to existing co-pay or deductible obligations and lost healthcare insurance coverage or for other reasons. We believe such conditions could lead to changes in patient behavior and spending patterns that negatively affect usage of certain of our products, including some patients delaying treatment, rationing prescription medications, leaving prescriptions unfilled, reducing the frequency of visits to healthcare facilities, utilizing alternative therapies or foregoing healthcare insurance coverage. Such changes may result in reduced demand for our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If our or our third-party manufacturing facilities are unable to manufacture our products or we face interruptions in the manufacturing process due to regulatory or other factors, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If any of our or our third-party manufacturing facilities fail to comply with regulatory requirements, such as failing to obtain or renew any required licenses or certifications from any regulatory authorities, or encounter other manufacturing difficulties, it could adversely affect our ability to supply products, our ability to distribute and/or our ability to engage in regulated activities in a particular state and could negatively impact our operations, financial condition and cash flows. All facilities and manufacturing processes used for the manufacture of pharmaceutical products are subject to inspection by regulatory agencies at any time and must be operated in conformity with cGMP, state licensing laws and regulations, and, in the case of controlled substances, DEA regulations. Compliance with the FDA's cGMP and DEA requirements applies to both products for which regulatory approval is being sought and to approved products. In complying with cGMP requirements, pharmaceutical manufacturing facilities must continually expend significant time, money and effort in production, recordkeeping, quality assurance and quality control so that their products meet applicable specifications and other requirements for product safety, efficacy and quality. Failure to comply with applicable legal requirements subjects us, our manufacturing facilities and our third-party manufacturing facilities to possible legal or regulatory action, including shutdown, fines, penalties and other sanctions, which may adversely affect our ability to supply our products. Additionally, our facilities and our third-party manufacturing facilities may face other significant disruptions due to labor strikes, failure to reach acceptable agreement with labor unions, infringement of intellectual property rights, vandalism, natural disaster, outbreak and spread of viral or other diseases, storm or other environmental damage, civil or political unrest, export or import restrictions or other events. If we are not able to manufacture products at our or our third-party manufacturing facilities because of regulatory, business or any other reasons, the manufacture and marketing of these products could be interrupted, our reputation may be harmed, we may be restricted from engaging in regulated activities in certain states, and we may be exposed to liability and the loss of customers and business. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For example, the manufacturing facilities qualified to manufacture the enzyme CCH, which is included in XIAFLEX®, are subject to such regulatory requirements and oversight. If such facilities fail to comply with cGMP requirements, we may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them. Further, if an inspection by regulatory authorities indicates that there are deficiencies, including non-compliance with regulatory requirements, we could be required to take remedial actions, stop production or close our facilities, which could disrupt the manufacturing processes and could limit the supply of CCH and/or delay clinical trials and subsequent licensure and/or limit the sale of commercial supplies. In addition, future non-compliance with any applicable regulatory requirements may result in refusal by regulatory authorities to allow use of CCH in clinical trials, refusal by the government to allow distribution of CCH within the United States or other jurisdictions, criminal prosecution, fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products, refusal to allow the entering into of federal and state supply contracts and civil litigation.

We purchase certain API and other materials used in our manufacturing operations from foreign and U.S. suppliers. The price and availability of API and other materials is subject to volatility for a number of reasons, many of which may be outside of our control. There is no guarantee that we will always have timely, sufficient or affordable access to critical raw materials or supplies from third parties. An increase in the price, or an interruption in the supply, of any API or raw material could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Non-U.S. regulatory requirements vary, including with respect to the regulatory approval process, and failure to obtain regulatory approval or maintain compliance with requirements in non-U.S. jurisdictions would prevent or impact the marketing of our products in those jurisdictions.

We have worldwide intellectual property rights to market many of our products and product candidates and may seek approval to market certain of our existing or potential future products outside of the United States. Approval of a product by the regulatory authorities of a particular country is generally required prior to manufacturing or marketing that product in that country. The approval procedure varies among countries and can involve additional testing and the time required to obtain such approval may differ from that required to obtain FDA approval. Non-U.S. regulatory approval processes generally include risks similar to those associated with obtaining FDA approval, as further described herein. FDA approval does not guarantee approval by the regulatory authorities of any other country, nor does the approval by foreign regulatory authorities in one country guarantee approval by regulatory authorities in other foreign countries or by the FDA.

Outside of the United States, regulatory agencies generally evaluate and monitor the safety, efficacy and quality of pharmaceutical products and devices and impose regulatory requirements applicable to manufacturing processes, stability testing, recordkeeping and quality standards, among others. These requirements vary by jurisdiction. In certain countries, the applicable healthcare and drug regulatory regimes may continue to evolve and implement new requirements. Ensuring and maintaining compliance with these varying and evolving requirements is and will continue to be difficult, time-consuming and costly. In seeking regulatory approvals in non-U.S. jurisdictions, we must also continue to comply with U.S. laws and regulations, including those imposed by the FCPA. See "—Risks Related to our Business and Industry—The risks related to our global operations may adversely impact our revenues, results of operations and financial condition." If we fail to comply with these various regulatory requirements or fail to obtain and maintain required approvals, our target market will be reduced and our ability to generate non-U.S. revenue will be adversely affected.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, our sales of generic products may suffer.

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

- pursuing new patents for existing products which may be granted just before the expiration of earlier patents, which could extend patent protection for additional years;
- using the citizen petition process (for example, under 21 C.F.R. § 10.30) to request amendments to FDA standards;
- attempting to use the legislative and regulatory process to have products reclassified or rescheduled or to set definitions of abuse-deterrent formulations to protect patents and profits; and
- engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic products.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products and our growth prospects may decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

New or increased tariffs and evolving trade relations between the United States and other countries could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We conduct business globally and our operations, including third-party suppliers, span numerous countries outside the United States. There is uncertainty about the future relationship between the United States and various other countries with respect to trade policies, treaties, government regulations and tariffs.

The U.S. government may seek to impose additional restrictions on international trade, such as increased tariffs on goods imported into the United States. Such tariffs could potentially disrupt our existing supply chains and impose additional costs on our business, including costs with respect to raw materials upon which our business depends. Furthermore, if tariffs, trade restrictions or trade barriers are placed on products such as ours by foreign governments, it could cause us to raise prices for our products, which may result in the loss of customers. If we are unable to pass along increased costs to our customers, our margins could be adversely affected. Additionally, it is possible that further tariffs may be imposed that could affect imports of APIs and other materials used in our products, or our business may be adversely impacted by retaliatory trade measures taken by other countries, including restricted access to APIs or other materials used in our products, causing us to raise prices or make changes to our products. Further, the continued threats of new or increased tariffs, sanctions, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the volatility and uncertainty regarding the scope and duration of these tariffs and other aspects of U.S. international trade policy, under the current U.S. administration the impact on our operations and results is uncertain and could be significant. Further governmental action related to tariffs, additional taxes, regulatory changes or other retaliatory trade measures could occur in the future. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to information privacy and data protection laws that include penalties for non-compliance. Our failure to comply with various laws protecting the confidentiality of personal information, patient health information or other data could result in penalties and reputational damage.

We are subject to a number of privacy and data protection laws and regulations globally. The legislative and regulatory landscape for privacy and data security continues to evolve at a rapid pace. Various countries in which we operate have enacted, or are developing, laws governing the confidentiality, privacy and protection and the use, disclosure, transfer or other processing of personal information, including patient health information. These include federal, state and international laws and regulations in the United States, Europe and other markets, the scope of which are constantly changing, and in some cases, these laws and regulations are inconsistent and conflicting and subject to differing interpretations.

For example, multiple U.S. states have passed or enacted data privacy legislation that provides data privacy rights for consumers and imposes operational requirements for businesses. The California Consumer Privacy Act of 2018, as amended (the CCPA), went into effect on January 1, 2020 and established a privacy framework for covered businesses by creating an expanded definition of personal information, establishing certain data privacy rights for consumers in the state of California and creating a potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. More recently, Virginia, Colorado, Connecticut, Utah and various other U.S. states have passed or enacted laws similar in scope to the CCPA, and in California, the California Privacy Rights Act took effect, which amended the CCPA and expanded on the existing consumer rights under the same, imposed additional obligations on governed businesses and created a new state enforcement agency dedicated to enforcing California consumers' privacy rights. U.S. state legislatures can be expected to continue to regulate data privacy in the absence of legislation from the U.S. federal government. Many aspects of the CCPA and newer U.S. state privacy laws have not been interpreted by courts and best practices are still being developed, all of which increases the risk, cost and complexity of compliance and could have material adverse impacts on our operations.

In addition, data protection laws in other international jurisdictions impose restrictions on our authority to collect, analyze and transfer personal data, including health data, across international borders. For example, the EU's General Data Protection Regulation (the GDPR) and related implementing laws in individual EU Member States, strictly regulate our ability to collect, analyze and transfer personal data regarding persons in the European Union, including health data from clinical trials and adverse event reporting. The GDPR, which has extra-territorial scope and substantial fines for breaches (up to 4% of global annual revenue or €20 million, whichever is greater) grants individuals whose personal data (which is very broadly defined) is collected or otherwise processed the right to access the data, request its deletion and control its use and disclosure. The GDPR also requires notification of a breach in the security of such data to be provided within 72 hours of discovering the breach. Although the GDPR itself is self-executing across all EU Member States, data protection authorities from different EU Member States may interpret and apply the regulation somewhat differently, which adds to the complexity of processing personal data in the European Union. Uncertainty in the interpretation and enforcement of the regulation by the EU Member States' different data protection authorities contributes to liability exposure risk.

The GDPR prohibits the transfer of personal data to countries outside of the European Union that are not considered by the European Commission to provide an adequate level of data protection, and transfers of personal data to such countries may be made only in certain circumstances, such as where the transfer is necessary for important reasons of public interest or the individual to whom the personal data relates has given his or her explicit consent to the transfer after being informed of the risks involved. Even when certain circumstances are met, a July 2020 decision by the Court of Justice of the European Union, referred to as Schrems II, placed transfers of personal data from the European Union to the United States under considerable uncertainty as the decision raised concerns about governmental entity access to personal data under U.S. national security laws. Transfers of personal data out of the European Union to the United States remain an unresolved matter for political negotiation between the U.S. and EU representatives.

Other applicable data privacy laws may also impose stringent requirements on our collection, use of and ability to process and transfer personal data from certain countries and increase the risk and complexity of compliance with respect to our global operations. In many cases, enforcement of international data privacy laws and regulations is uncertain and evolving, or enforcement priorities may be shifting, all of which may constrain our implementation of global business processes and may impose additional costs for compliance.

We have policies and practices that we believe make us compliant with applicable privacy laws and regulations. However, as new laws of this nature are proposed and adopted worldwide, which may become increasingly rigorous, we currently, and from time to time, may not be in technical compliance with all such laws. In addition, enforcement practices are likely to remain unpredictable for the foreseeable future. Should a transgression be deemed or perceived to have occurred, it could lead to government enforcement actions or investigations, result in significant sanctions or penalties against us and subject us to negative publicity. Such liabilities could materially adversely affect our business, financial condition, results of operations and cash flows.

There has also been increased enforcement activity and litigation in the United States related to privacy and data security breaches. A violation of these laws or regulations by us or our third-party vendors, which has occurred in the past and may occur in the future, could subject us to penalties, fines, sanctions, liability and/or possible exclusion from Medicare or Medicaid and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to our Intellectual Property

Our ability to protect and maintain our proprietary and licensed technology, which is vital to our business, is uncertain.

Our success, competitive position and future income depend in part on our ability, and the ability of our partners and suppliers, to obtain and protect patent and other intellectual property rights relating to our current and future technologies, processes and products. The degree of protection any patents will afford is uncertain, including whether the protection obtained will be of sufficient breadth and degree to protect our commercial interests in all the jurisdictions where we conduct business. That is, the issuance of a patent is not conclusive as to its claimed scope, validity or enforceability. Patent rights may be challenged, revoked, invalidated, infringed or circumvented by third parties. For example, if an invention qualifies as a joint invention, the joint inventor may have intellectual property rights in the invention, which might not be protected. A third party may also infringe upon, design around or develop uses not covered by any patent issued or licensed to us and our patents may not otherwise be commercially viable. In this regard, the patent position of pharmaceutical compounds and compositions is particularly uncertain and involves complex legal and factual questions. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office by comparable foreign patent offices or by a court following legal proceedings. Laws relating to such rights may in the future also be changed or withdrawn.

There is no assurance that any of our patent claims in our pending non-provisional and provisional patent applications relating to our technologies, processes or products will be issued or, if issued, that any of our existing and future patent claims will be held valid and enforceable against third-party infringement. We could incur significant costs and management distraction if we initiate litigation against others to protect or enforce our intellectual property rights. Such patent disputes may be lengthy and a potential violator of our patents may bring a potentially infringing product to market during the dispute, subjecting us to competition and damages due to infringement of the competitor product. Upon the expiration or loss of intellectual property protection for a product, others may manufacture and distribute such patented product, which may result in the loss of a significant portion of our sales of that product.

We also rely on trade secrets and other unpatented proprietary information, which we generally seek to protect by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. These agreements may not effectively prevent disclosure of confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure. Even if third parties misappropriate or infringe upon our proprietary rights, we may not be able to discover or determine the extent of any such unauthorized use and we may not be able to prevent third parties from misappropriating or infringing upon our proprietary rights. In addition, if our employees, scientific consultants or partners develop inventions or processes that may be applicable to our existing products or products under development, such inventions and processes will not necessarily become our property and may remain the property of those persons or their employers.

Any failure by us to adequately protect our technology, trade secrets or proprietary know-how or to enforce our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our competitors or other third parties may allege that we are infringing their intellectual property, forcing us to expend substantial resources in litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to "at-risk" product launches, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Companies that produce branded pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of branded products, alleging patent infringement or other violations of intellectual property rights. Patent holders may also bring patent infringement suits against companies that are currently marketing and selling approved generic products. Litigation often involves significant expense. Additionally, if the patents of others are held valid, enforceable and infringed by our current products or future product candidates, we would, unless we could obtain a license from the patent holder, need to delay selling our corresponding generic product and, if we are already selling our product, cease selling and potentially destroy existing product stock. Additionally, we could be required to pay monetary damages or royalties to license proprietary rights from third parties and we may not be able to obtain such licenses on commercially reasonable terms or at all.

There may be situations in which we may make business and legal judgments to market and sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts based upon our belief that such patents are invalid, unenforceable or are not infringed by our marketing and sale of such products. This is commonly referred to in the pharmaceutical industry as an "at-risk" launch. The risk involved in an at-risk launch can be substantial because, if a patent holder ultimately prevails against us, the remedies available to such holder may include, among other things, damages calculated based on the profits lost by the patent holder, which can be significantly higher than the profits we make from selling the generic version of the product. Moreover, if a court determines that such infringement is willful, the damages could be subject to trebling. We could face substantial damages from adverse court decisions in such matters. We could also be at risk for the value of such inventory that we are unable to market or sell.

Risks Related to Plan Effectiveness

The historical financial information of Endo International plc may not be indicative of our future financial performance.

The capital structure of Endo, Inc. is different from the historical capital structure of Endo International plc. Under fresh start accounting rules that were applied during the second quarter of 2024, (i) the reorganization value was assigned to Endo, Inc.'s identified tangible and intangible assets based on their respective fair values, with any excess recorded as goodwill; (ii) post-petition liabilities have generally be assumed by Endo, Inc. at their historical carrying values; (iii) the Exit Financing Debt liabilities are measured and recorded by Endo, Inc. at their fair values; and (iv) historical accumulated deficit and accumulated other comprehensive loss of Endo International plc is reset to zero by Endo, Inc. As applicable, Endo International plc's liabilities subject to compromise and certain other liabilities were satisfied in accordance with the Plan's terms. Thus, our balance sheets and statements of operations data as a result of the consummation of the Plan, including the Successor financial statements and notes included in this report, will not be comparable in many respects to the historical balance sheets and statements of operations data of Endo International plc., including the Predecessor financial statements and notes included in this report.

The bankruptcy proceedings may adversely affect our operations going forward.

In connection with the bankruptcy proceedings, the Debtors have been subject to a voluntary opioid operating injunction (the VOI). The VOI, which also applies to certain subsidiaries of Endo, Inc. following the consummation of the Plan on the Effective Date until August 16, 2030, prevents the Debtors and the relevant subsidiaries of Endo, Inc. from manufacturing high-dose opioid pills, advertising or marketing opioids to patients and doctors, offering compensation incentives based on opioid sales, and engaging in opioid-related lobbying, among other restrictions. Any failure to comply with these restrictions could materially affect our business, financial condition and operations going forward.

Further, pursuant to the terms of the PSA and the Plan, the funding of any payment obligations owing to any of the Trusts or the Opioid School District Recovery Trust (each as defined in the Plan) following the Effective Date and any other of the Remaining Debtors' or the plan administrator's payment obligations arising under the Plan, including administrative claim amounts, that were not fully funded at the Effective Date, are obligations of Endo, Inc. In addition, certain consideration potentially payable pursuant to the resolution reached with the DOJ, is a contingent obligation of Endo, Inc.

We may be subject to claims that were not discharged in the bankruptcy proceedings, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Substantially all of the material claims against the Debtors that arose prior to the date of the bankruptcy filing were addressed during the chapter 11 proceedings or were resolved in connection with the Plan and the order of the Bankruptcy Court confirming the Plan. In addition, under chapter 11, the consummation of a plan of reorganization discharges a debtor from substantially all debts arising prior to the filing of a bankruptcy petition and certain debts arising afterwards. Certain claims and other obligations that arose prior to the bankruptcy filing may not be discharged, including certain debts owed to governmental entities arising from fraud. The discharge also may not apply to certain foreign claims in certain foreign jurisdictions to the extent such claims are deemed non-dischargeable under applicable foreign law. In addition, except in limited circumstances, claims against non-debtor subsidiaries are generally not subject to discharge under the Bankruptcy Code. Any claims that were not ultimately discharged pursuant to the Plan could be asserted against us or otherwise result in extended legal procedures that require significant expense and management attention and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to litigation in connection with the consummation of the Plan on the Effective Date.

In connection with the consummation of the Plan on the Effective Date, additional claims may be asserted against the Debtors or us. While the provisions of the Plan constitute a good faith compromise or settlement, or resolution of, substantially all claims that arose against the Debtors prior to the consummation of the Plan, additional claims may be brought against us. Any litigation in the future related to the consummation of the Plan may also require management involvement and oversight, which could divert attention away from focusing exclusively on our business. The effects of any litigation related to the consummation of the Plan could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the consummation of the Plan, we have a new board of directors.

The directors who serve on our board of directors following the consummation of the Plan have different backgrounds, experiences and perspectives from those individuals who have historically served on the board of directors of Endo International plc and may have different views on the direction of our business and the issues that will determine our future, including our strategic plans and priorities. The effect of implementation of those views may be difficult to predict and may, in the short term, result in disruption to the strategic direction of the business.

Additionally, the ability of our new directors to quickly expand their knowledge of our operations will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. The transition of the board of directors may, during the period of transition, compromise our ability to compete effectively.

The ability to attract and retain key personnel is critical to the success of our business.

The success of our business heavily relies on our key personnel, including our senior executive team which is led by our Interim Chief Executive Officer (CEO). Attracting and retaining key personnel, including a CEO, is highly competitive and we may face specific challenges related to ongoing business uncertainties and potential organizational changes. If key personnel resign, retire or are otherwise unavailable, we may face significant productivity declines. Our failure or inability to attract and retain key personnel, or to successfully complete our CEO transition, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The settlement reached with the DOJ in resolution of its pre-bankruptcy criminal and civil investigations of certain Debtors may lead to further disciplinary action.

As part of the global resolution reached by the Debtors with the DOJ with respect to claims filed in the Chapter 11 Cases by the United States of America (the U.S. Government Economic Settlement), Endo Health Solutions Inc. (EHSI) agreed to enter into a civil False Claims Act settlement, to plead guilty to a single misdemeanor strict liability violation of the FFDCA, and to be excluded from participating in U.S. federal healthcare programs, such as Medicare and Medicaid. EHSI is a Debtor entity that is not part of the reorganized company. EHSI will be liquidated at the appropriate time following the Effective Date and will subsequently cease to exist. EHSI is the only party to the aforementioned criminal and civil resolutions. While we would view any administrative action as unnecessary under the circumstances and we are working proactively to address and prevent such an occurrence, there are no assurances that federal, state and/or other regulatory bodies will not react to EHSI's civil settlement and criminal plea by seeking to take additional administrative action, including suspension, proposed debarment, debarment and/or other exclusionary action(s), against other Debtor entities, Endo, Inc. and/or any of their affiliates. The precise timing for the resolution of these potential administrative actions is unpredictable and varies based upon the regulatory body involved. Any such adverse administrative action could have a material adverse effect on the subject entity's business, financial condition, results of operations and cash flows, among other collateral consequences.

Endo, Inc. could incur additional payment obligations pursuant to the U.S. Government Economic Settlement upon the achievement of certain EBITDA outperformance targets.

The U.S. Government Economic Settlement provides for payment by Endo, Inc. of contingent consideration of $25.0 million per year for each of 2024 to 2028 (capped at $100.0 million in the aggregate) if EBITDA exceeds defined baselines, as set forth in the U.S. Government Economic Settlement. No payments have been made or accrued for related to the achievement of certain EBITDA outperformance targets.

Risks Related to Ownership of our Common Stock

The public trading price of our common stock may be volatile and could decline significantly and rapidly.

Our common stock is quoted on the OTCQX® Best Market (OTCQX), where it has been trading since June 28, 2024. The trading price of our common stock is likely to be volatile and could be subject to wide fluctuations in response to many risk factors described in this section, and others beyond our control, including:

- the number of shares of our common stock made available for trading;
- sales or expectations with respect to sales of shares of our common stock by holders of our common stock;
- the trading volume of our common stock;
- the bankruptcy proceedings and the emergence from bankruptcy and certain related transactions;
- our sale of our common stock or other securities in the future;
- changes in senior management or key personnel;
- FDA approval or disapproval of any of the drug applications we have submitted;
- the success or failure of our clinical trials;
- the success or failure of our corporate responsibility strategy and our ability to respond to increased stakeholder focus on corporate responsibility matters including climate change;
- new data or new analyses of older data that raise potential safety or effectiveness issues concerning our approved products;
- product recalls or withdrawals;
- competitors announcing technological innovations or new commercial products;
- introduction of generic, compounded or other substitutes for our products, including the filing of ANDAs with respect to generic versions of our branded products;
- developments concerning our or others' proprietary rights, including patents;
- competitors' publicity regarding actual or potential products under development or other activities affecting our competitors or the industry in general;
- regulatory developments in the United States and foreign countries, or announcements relating to these matters;
- period-to-period fluctuations in our financial results;
- new legislation, regulation, administrative guidance or executive orders, or changes in interpretation of existing legislation, regulation, administrative guidance or executive orders, including by virtue of new judicial decisions, which could affect the development, sale or pricing of pharmaceutical products, the number of individuals with access to affordable healthcare, the taxes we pay and/or other factors;
- a determination by a regulatory agency that we are engaging in or have engaged in inappropriate sales or marketing activities, including promoting off-label uses of our products;
- social and political pressure to lower the cost of pharmaceutical products;
- social and political scrutiny over increases in prices of shares of pharmaceutical companies that are perceived to be caused by a strategy of growth through acquisitions;
- litigation against us or others;
- reports of securities analysts and rating agencies; and
- changes in the political landscape, regulatory environment and international relations, including different policies that may be pursued by the current U.S. presidential administration.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. As a result, you might be unable to sell your shares at or above the price you paid. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

An active, liquid and orderly market for our common stock may not develop or be sustained. Investors may be unable to sell their shares of our common stock at or above the price you bought them for.

Our common stock is currently quoted and trades on OTCQX and we expect to pursue a listing of our common stock on a national securities exchange. However, we cannot assure you when, if at all, our common stock may be listed on a national securities exchange. Prior to trading on OTCQX, there was no public market for our common stock; the trading history of our common stock on OTCQX and the trading history of Endo International plc may not be indicative of the potential liquidity of our common stock. Moreover, we have not consulted with existing stockholders regarding their desire or plans to sell our common stock on OTCQX or following a potential listing on a national securities exchange or discussed with potential investors their intentions to buy our common stock on OTCQX or following a potential listing on a national securities exchange. Existing stockholders may decide not to sell any of their shares of our common stock and there may be a lack of supply of, or demand for, our common stock on OTCQX or a national securities exchange, following a potential listing. Conversely, existing stockholders may decide to sell all of their shares of our common stock, resulting in an excess supply of our common stock on OTCQX or a national securities exchange, following a potential listing. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market in a sufficient size for their investment objectives due to a potential unwillingness of our existing stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock in a sufficient amount for their investment objectives, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our quotation on OTCQX or potential listing on a national securities exchange. Therefore, an active, liquid and orderly trading market for our common stock may not develop or be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of our common stock.

We do not intend to pay dividends on our common stock for the foreseeable future.

We do not currently intend to pay any cash dividends in the foreseeable future on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on many factors, including our financial condition, earnings, liquidity requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. In addition, agreements governing our existing indebtedness incurred upon consummation of the Plan on the Effective Date and any future indebtedness may not permit us to pay dividends on our common stock. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our common stock in the public markets, or the perception that sales might occur, could cause the trading price of our common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our common stock to decline. None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

Our business, financial condition and results of operations may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business, financial condition or results of operations. However, any such projections involve risks, assumptions and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, the risk factors described herein, some or all of which are not predictable or within our control. Other unknown or unpredictable factors could also adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers may make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our common stock may decline. We may also have more limited access to analyst coverage given that we are currently quoted on OTCQX and have not yet listed on a national securities exchange. Accordingly, if analysts decline or otherwise fail to regularly publish reports on us or subsequently choose to cease their coverage of us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our common stock to decline and our common stock to be less liquid.

Additional issuances of our common stock could result in significant dilution to our stockholders.

Additional issuances of our common stock, including pursuant to the exercise or vesting of securities issued pursuant to our equity compensation plan, will result in dilution to existing holders of our common stock. The amount of dilution could be substantial depending upon the size of the issuance, exercise or vesting. As part of our business strategy, we may acquire or make investments in companies or products and issue equity or equity-linked securities to pay for any such acquisition or investment. In addition, we may issue additional shares of our common stock in future public offerings. Any such issuances of additional common stock may cause stockholders to experience significant dilution of their ownership interests and the trading price of our common stock to decline.

Certain stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval, including controlling the outcome of director elections.

Certain stockholders, including certain holders of first lien claims (who collectively owned 91.62% of our outstanding common stock on a fully diluted basis as of the Effective Date), acquired significant interest in our outstanding common stock upon consummation of the Plan. This concentration of ownership may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval, and the interests of such stockholders could differ materially from, or conflict with, those of us or our other stockholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of us and, consequently, have an impact upon the value of our common stock.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and our amended and restated bylaws include the following provisions:

- limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
- advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- a forum selection clause, which means certain litigation against us can only be brought in Delaware;
- no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;
- the authorization of undesignated or "blank check" preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our governing documents also provide that the Delaware Court of Chancery is the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts are the sole and exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the DGCL), our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us that is governed by the internal affairs doctrine, or (vi) any action asserting an "internal corporate claim" as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In any such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and the provisions may not be enforced by a court in those other jurisdictions.

The choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. In addition, these choice of forum provisions may result in increased costs for stockholders who determine to pursue any such lawsuits against us. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to our Proposed Combination Transaction with Mallinckrodt

A failure to complete and close the combination transaction with Mallinckrodt could cause reputational harm and have a negative impact on our business, operations, earnings, financial results and the trading and pricing of our common stock.

In the event that the combination transaction with Mallinckrodt is not completed and does not ultimately close, such failure to complete and close the combination transaction with Mallinckrodt could result in irreparable reputational harm as perceived by our partners, our employees, our investors, our shareholders, our peers, others in the industry and any other third party whether presently known or unknown. A failure to complete and close the combination transaction with Mallinckrodt could have a negative impact on our business, operations, earnings, financial results and the trading and pricing of our common stock.

Completion of the combination transaction is subject to several conditions beyond our control that may prevent, delay or otherwise adversely affect its completion in a material way, including the required approvals described below. In addition, either we or Mallinckrodt may terminate the Transaction Agreement (as defined below) under certain circumstances, including if the combination transaction is not completed by the end date determined pursuant to the Transaction Agreement. If the Transaction Agreement is terminated under certain specific circumstances, we may be required to pay Mallinckrodt a termination fee (the "Termination Fee") as specified in the Transaction Agreement.

Failure to realize the benefits expected from the combination transaction with Mallinckrodt could adversely affect the value of our common stock.

There can be no assurance that we will actually realize any of the benefits expected from the combination transaction with Mallinckrodt or realize such benefits within the anticipated timeframe. Anticipated benefits from the combination transaction with Mallinckrodt include lower costs, increased revenues, synergies and growth opportunities. Achieving these benefits will depend, in part, on our ability to combine our and Mallinckrodt's businesses successfully and efficiently. The challenges involved in this combination, which will be complex and time consuming, include the following:
- preserving our and Mallinckrodt's customer and other important relationships and attracting new business relationships;
- integrating financial forecasting and controls, procedures and reporting cycles;
- consolidating and integrating corporate, information technology, finance and administrative infrastructures; and
- integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees.

If we do not successfully manage these issues and the other challenges inherent in the combination transaction with Mallinckrodt, then we may not achieve the anticipated benefits on our anticipated timeframe or at all and our revenue, expenses, operating results and financial condition and stock price could be materially adversely affected.

Business uncertainties while the combination transaction with Mallinckrodt is pending may negatively impact our ability to attract and retain personnel.

Uncertainty about the effect of the combination transaction with Mallinckrodt on our employees and customers may have an adverse effect on us. These uncertainties may impair our ability to attract, retain and motivate key personnel until the combination transaction with Mallinckrodt is completed and could cause customers and others that deal with us to seek to change their existing business relationships with us. Retention or hiring of certain employees may be challenging while the combination transaction with Mallinckrodt is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined entity, our business could be harmed.

If the combination transaction with Mallinckrodt is not completed, we will have incurred substantial expenses without realizing the expected benefits of the combination transaction with Mallinckrodt.

We have incurred substantial expenses in connection with the negotiation and entry into the Transaction Agreement (as defined below) and will incur additional expenses as we move toward completion of the combination transactions contemplated by the Transaction Agreement. If the combination transaction with Mallinckrodt is not completed, we would have to recognize the expenses we have incurred without realizing the expected benefits of the combination transaction with Mallinckrodt, which could materially impact our earnings and results of operations.

Our combination with Mallinckrodt may distract our management from their other responsibilities and the Transaction Agreement may limit our ability to pursue new opportunities.

Our combination with Mallinckrodt could cause our management to focus their time and energies on matters related to the combination transaction that otherwise would be directed to our business and operations. Any such distraction on the part of our management could affect our ability to service existing business and develop new business and adversely affect our business and earnings before the completion of the combination transaction with Mallinckrodt.

Additionally, the Transaction Agreement (as defined below) contains operating covenants that limit certain of our operating activities or require the approval of Mallinckrodt before we may engage in such activities during the pendency of the combination transaction with Mallinckrodt. These operating covenants may adversely affect our ability to develop or pursue new business opportunities.

The Transaction Agreement contains provisions that limit our ability to pursue alternatives to the combination transaction and could discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal to us.

The Transaction Agreement (as defined below) contains provisions that make it more difficult for us to be acquired by, or enter into certain combination transactions with, a third party. The Transaction Agreement contains certain provisions that restrict our ability to, among other things, solicit, initiate or take any action to knowingly induce the making, submission or announcement of, or knowingly facilitate or encourage the submission of an alternative transaction, or participate or engage in any discussions or negotiations, or cooperate with any person, with respect to an alternative transaction. In addition, following our receipt of any alternative transaction proposal that constitutes a Superior Proposal (as defined in the Transaction Agreement), Mallinckrodt would have an opportunity to offer to modify the terms of the Transaction Agreement before our board may withhold, qualify or modify in a manner adverse to Mallinckrodt its recommendation with respect to the combination transaction and before we may terminate the Transaction Agreement. If the Transaction Agreement is terminated by us to enter into a superior proposal or by Mallinckrodt if our board withholds, qualifies or modifies, in a manner adverse to Mallinckrodt, its recommendation with respect to the combination transaction or takes certain similar actions, we would be required to pay the Termination Fee.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring or combining with all or a significant portion of us or pursuing an alternative transaction from considering or proposing such a transaction.

Shareholder litigation could prevent or delay the closing of the combination transaction with Mallinckrodt or otherwise negatively impact our business and operations.

We may incur additional costs in connection with the defense or settlement of any future shareholder lawsuits filed in connection with our proposed combination with Mallinckrodt. Such litigation could have an adverse effect on our financial condition and results of operations and could prevent or delay the consummation of the combination transaction with Mallinckrodt.

Our combination with Mallinckrodt is subject to the receipt of required approvals, consents and clearances from regulatory authorities, which if delayed or not granted or granted with unacceptable conditions, may prevent, delay or jeopardize the consummation of the combination transaction with Mallinckrodt, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination transaction with Mallinckrodt.

Our combination with Mallinckrodt is subject to customary closing conditions, including, among others, the receipt of the required approval by our stockholders and the expiration or termination of applicable waiting periods under the HSR Act of 1976, and other applicable laws. The governmental authorities whose approval we need generally have broad discretion in making their decisions. We can provide no assurance that required approvals, consents or clearances will be obtained in a timely manner or at all. Further, no assurance can be given that the required stockholder approval will be obtained or that the required closing conditions will be satisfied. If all required approvals, consents and clearances are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals, consents or clearances, which may impose requirements, limitations or costs or other restrictions on the conduct of the Company or the combined company following the combination transaction with Mallinckrodt. If the Transaction Agreement (as defined below) is terminated because the requisite approval of our stockholders is not obtained, then in certain circumstances we would be required to pay Mallinckrodt the Termination Fee.

We may not be successful in combining our generics and sterile injectables business with Mallinckrodt's generics business and separating such combined business.

In connection with the combination transaction, we intend to combine our generics and sterile injectables business with Mallinckrodt's generics business and separate the combined businesses. We may not be successful in our attempt to combine such businesses and may incur substantial costs in attempting to do so. In addition, we may not be able to achieve the full strategic and financial benefits that are expected to result from the separation. Further, there can be no assurance regarding the ultimate timing of the separation. Unanticipated developments could delay, prevent or otherwise adversely affect the timing of the separation, including but not limited to financial market conditions. Failure to separate the combined business may cause us to fail to realize the benefits from the combination transaction with Mallinckrodt or realize such benefits within the anticipated timeframe which could have an adverse effect on our revenue, expenses, operating results and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

The Company has procedures and safeguards designed to detect and/or prevent unauthorized access to confidential information and defend against cyber-attacks, both internally and with the assistance and partnership of cybersecurity experts, with a view toward addressing the ever-evolving threat landscape and changing cybersecurity regulations. As part of its role in risk oversight, the Audit & Finance Committee of the Company's Board (Audit & Finance Committee) reviews the Company's program for managing information security risks, including data privacy and data protection. Our cybersecurity framework, which is based on the National Institute of Standards and Technology Cybersecurity Framework, includes risks and controls embedded into our processes and technology, and measured and monitored by cybersecurity subject matter specialists. All employees and contractors with access to our Company's systems must also complete mandatory comprehensive cybersecurity trainings periodically and participate in simulations which are deployed to educate and prepare users for cyber-attacks and similar risks.

Our information security program is guided by the Chief Information Security Officer (CISO) who reports to the Chief Information Officer (CIO), who reports to the Company's Interim CEO. The current CISO has approximately twenty five years of experience serving in information security leadership roles across financial, software, government and life sciences industries, including previously operating in the role of the CISO for several large companies, and possesses the requisite education, skills, experience and industry certifications expected of an individual assigned to these duties. The IT Security Team, which is comprised of certain other cybersecurity focused team members, is responsible for addressing the dynamic threats against our electronic systems and assisting the workforce with handling system incidents, including centralizing the reporting, detection and response to incidents. Incident management and response processes define the recommended teams, actions and procedures needed to recognize and respond to an incident; assess the situation quickly and effectively; notify the appropriate individuals and organizations about the incident; organize the Company's response activities, including activating a command center; escalate the Company's response efforts based on the severity of the incident; and support the business recovery efforts being made in the aftermath of the incident. Additionally, third-party security experts are regularly engaged to monitor, assess, review and analyze the information technology landscape. The Company's incident response framework also defines the roles with respect to cybersecurity risk oversight and assigns responsibility to the IT Security Team. The IT Security Team members have: (i) completed extensive cybersecurity training; (ii) have experience assessing cybersecurity incidents; (iii) actively participate in industry and government forums; and (iv) collaborate with our peers to understand and improve cybersecurity intelligence, vulnerability management and defense strategies.

Our internal audit team performs audits of our information systems and network security. The audit scope, timing and frequency of our cybersecurity control framework is integrated into the Company's overall risk management process and the planning for, and results of, those audits are reviewed with the Audit & Finance Committee.

We regularly assess and monitor our cybersecurity risks and incidents and report them to our senior management and Audit & Finance Committee. Our Audit & Finance Committee oversees our cybersecurity strategy and governance and reviews our cybersecurity policies and practices on a periodic basis. Additionally, and as further discussed above, the Audit & Finance Committee is briefed multiple times a year or as needed by the CISO and/or CIO and, if applicable as determined by the Company's senior leadership, external advisors on the current and emerging cybersecurity threats and trends and the effectiveness of our cybersecurity controls and response capabilities.

We conduct due diligence security assessments of certain third-party providers before engagement, have contractual rights to and gather data on the effectiveness of vendor systems and protocols and monitor compliance with our cybersecurity standards. The monitoring includes periodic assessments and ongoing monitoring by the IT Security Team. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

As of the date of this report, we have not experienced any cybersecurity threats or incidents that have materially affected, or reasonably likely to materially affect, the Company, including our business strategy, results of operations, or financial condition. Refer to *"Our operations could be disrupted if our information systems fail or are not upgraded or are subject to cyber-attacks"* in Part I, Item 1A of this report for additional information on risks from cybersecurity threats.

Item 2.   *Properties*

This section provides information about the location and general character of the Company's principal physical properties at December 31, 2024.

The Company's global headquarters is located in Malvern, Pennsylvania which is a leased facility. The Malvern lease is described in more detail in Note 10. Leases in the Consolidated Financial Statements included in Part IV, Item 15 of this report. This location supports each of our reportable segments. The Company's segments conduct certain additional business functions, including quality assurance, supply chain, clinical development and R&D, manufacturing, distribution, and administration, at locations throughout the U.S. and select global markets. Additional information about the properties of the Company's reportable segments is set forth below:

- Branded Pharmaceuticals: This segment also conducts certain operations in the U.S. through leased and owned manufacturing properties in Pennsylvania, New Jersey, New York and Michigan, as well as certain administrative and R&D functions through leased properties in Pennsylvania.
- Sterile Injectables: This segment also conducts certain manufacturing, quality assurance, R&D and administrative functions in the U.S. through owned and leased properties in Michigan, as well as certain R&D and administrative functions in New Jersey and India in the same facilities as our Generic Pharmaceuticals segment, as discussed below.
- Generic Pharmaceuticals: This segment also conducts certain administrative functions through a leased property in New Jersey, as well as significant R&D operations and manufacturing and administrative functions in India through owned and leased facilities in Chennai, Indore and Mumbai.
- International Pharmaceuticals: This segment's operations are currently conducted through Paladin's leased headquarters in Montreal, Canada.

As of December 31, 2024, our owned and leased properties consist of approximately 1.1 million and 0.5 million square feet, respectively. We believe our properties are suitable and adequate to support our current and projected operations in all material respects.

Item 3.   *Legal Proceedings*

The disclosures under Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report are incorporated into this Part I, Item 3 by reference.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5.   ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information. Our common stock is currently traded on the OTCQX® under the ticker symbol "NDOI."

Holders. As of March 4, 2025, we estimate that there were approximately 41 holders of record of our common shares.

Dividends. We have never declared or paid any cash dividends on our common shares and we currently have no plans to declare a dividend. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, earnings, liquidity requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Our ability to pay dividends on our common stock is also limited by the terms of the agreements governing our existing indebtedness.

Recent sales of unregistered securities; Use of proceeds from registered securities. On the Effective Date, and subject to applicable rounding by the Depository Trust Company, pursuant to the Plan (capitalized terms used in this section have the meanings ascribed to them in the Plan), we issued the following shares of our common stock:

- 32,973,580 shares of our common stock to holders of first lien claims and holders of second lien deficiency claims and unsecured notes claims in exchange for the satisfaction of their claims;
- 244,480 shares of our common stock deposited in escrow with a third-party escrow agent with such Escrowed Equity to be distributed to holders of second lien deficiency claims and unsecured notes claims in accordance with the "Net Debt Equity Split Adjustment" defined under the Plan;
- 25,813,999 shares of our common stock issued to holders of first lien claims who participated in the First Lien Rights Offering;
- 828,052 shares of our common stock issued to First Lien Backstop Parties in connection with the First Lien Rights Offering pursuant to the First Lien BCA;
- 2,810,138 shares of our common stock issued to the First Lien Backstop Parties in satisfaction of the claims represented by the First Lien Backstop Premium owed pursuant to the First Lien BCA;
- 33,623 shares of our common stock issued to holders of second lien deficiency claims and unsecured notes claims that participated in the GUC Rights Offering;
- 12,446,911 shares of our common stock issued to the GUC Backstop Parties in connection with the GUC Rights Offering pursuant to the GUC BCA; and
- 1,249,217 shares of our common stock issued to the GUC Backstop Parties in satisfaction of the claims represented by the GUC Backstop Premium owed pursuant to the GUC BCA.

The shares of our common stock issued pursuant to the Plan were issued pursuant to the exemption from the registration requirements of the Securities Act under section 1145 of the Bankruptcy Code and, to the extent such exemption was unavailable, in reliance on the exemption provided by Section 4(a)(2) under the Securities Act and/or Regulation D or Regulation S thereunder. The First Lien Rights Offering and the GUC Rights Offering raised a total of $500.3 million in cash consideration, of which $220.6 million was disbursed to Endo, Inc. on April 23, 2024 for general corporate purposes and/or to settle certain assumed liabilities subsequent to the Effective Date. In addition, effective December 31, 2024, in accordance with the Net Debt Equity Split Adjustment under the Plan, 188,671 shares of Escrowed Equity were returned to the Company and cancelled, and the remaining shares of Escrowed Equity were released from the escrow account to holders of second lien deficiency claims and unsecured claims.

Purchase of Equity Securities by the issuer and affiliated purchasers. We did not repurchase shares of our common stock during the three months ended December 31, 2024.

Item 6.   ***Reserved***

Item 7.   ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following Management's Discussion and Analysis of Financial Condition and Results of Operations describes the principal factors affecting the results of operations, liquidity and capital resources and critical accounting estimates of Endo, Inc.

This section omits discussions about 2022 items and comparisons between 2023 and 2022. Such discussions can be found in the Company's Registration Statement.

The discussions in this Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited Consolidated Financial Statements and the related Notes thereto. Except for the historical information contained in this report, including the following discussion, this report contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" beginning on page i of this report.

Unless otherwise indicated or required by the context, references throughout to "Endo," the "Company," the "Successor," "we," "our" or "us" refer to Endo, Inc. and its subsidiaries, as successor entity for accounting and financial reporting purposes following the consummation of the Plan on the Effective Date. References to Endo International plc and its direct and indirect subsidiaries on a consolidated basis, refer to the predecessor entity to Endo, Inc. for accounting and financial reporting purposes prior to and including the consummation of the Plan on the Effective Date.

EXECUTIVE SUMMARY

This executive summary provides highlights from the results of operations for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 that follow:

- Total revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 were $1,178.2 million and $582.0 million, respectively, compared to $2,011.5 million in 2023 (Predecessor), as competition resulted in a net decrease in revenue in the Generic Pharmaceuticals and Sterile Injectables segments, partially offset by increased revenues in our Branded Pharmaceuticals segment driven by increased revenues from XIAFLEX®.
- Gross margin percentages for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 were (0.5)% and 55.4%, respectively, compared to 53.0% in 2023 (Predecessor). The decrease for the Successor year ended December 31, 2024 is primarily due to the impact from amortization of inventory step up, which represents approximately 52.0% of total revenues.
- Selling, general and administrative expenses for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 were $382.6 million and $158.4 million, respectively, compared to $567.7 million in 2023 (Predecessor). The decrease is primarily due to decreased employee separation, continuity and other benefit-related charges as well as the effects of the acceleration of remaining unrecognized compensation expense during the first quarter 2023 related to the cancellation of all then-outstanding equity award instruments.
- Asset impairment charges for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 were $243.6 million and $2.1 million, respectively, compared to $0.5 million in 2023 (Predecessor). The charges during the Successor year ended December 31, 2024 were primarily related to Sterile Injectables and Generic Pharmaceuticals indefinite-lived intangible assets.
- We reported Loss from continuing operations of $730.9 million and Income from continuing operations of $6,190.5 million, respectively, for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024, compared to Loss from continuing operations of $2,447.8 million in 2023 (Predecessor).

Additionally, the following summary highlights certain recent developments that have resulted in and/or could in the future result in fluctuations in our results of operations and/or changes in our liquidity and capital resources:

- The Bankruptcy Court confirmed the Plan on March 19, 2024, and the Debtors satisfied all conditions required for the Plan on the Effective Date. As a result of the Plan, on the Effective Date, our capital structure now includes: (i) a $400 million New Revolving Credit Facility; (ii) a $1,500 million New Term Facility; and (iii) New Senior Secured Notes in the aggregate principal amount of $1,000 million, due in 2031. In addition, on the Effective Date, all equity interests of Endo International plc that were outstanding immediately prior to the Effective Date were terminated and cancelled and Endo, Inc. issued common stock at a par value of $0.001 per share to first lien creditors and holders of second lien deficiency claims and unsecured notes claims in exchange for the satisfaction of their claims. All cash required for payments made by Endo International plc (or Endo, Inc.) under the Plan on the Effective Date was obtained from cash on hand and proceeds of the First Lien Rights Offering, GUC Rights Offering and Exit Financing Debt. Refer to Note 2. Effectiveness of the Plan of Reorganization for additional information about the effects of the Plan.
- Endo, Inc. has qualified for and applied fresh start accounting on the Effective Date. With the application of fresh start accounting, we allocated the reorganization value to our individual assets and liabilities based on their estimated fair values. The Effective Date fair values of our assets and liabilities differed materially from their recorded values as reflected on the historical balance sheets. The application of fresh start accounting resulted in a new reporting entity with no beginning retained earnings or accumulated deficit. Accordingly, our financial statements and notes thereto after the Effective Date are not comparable to our financial statements and notes prior to that date. To facilitate our discussion and analysis of our results of operations herein, we refer to the reorganized company as the "Successor" for periods subsequent to the Effective Date, and "Predecessor" for periods prior to the Effective Date. Furthermore, our presentation herein includes a "black line" division to delineate the lack of comparability between the Predecessor and Successor periods.

- In September 2020, Endo International plc and/or certain of its subsidiaries entered into a manufacturing and services agreement with Novavax, Inc. (Novavax), pursuant to which Endo International plc and/or certain of its subsidiaries would provide fill-finish manufacturing services at our plant in Rochester, Michigan for Novavax's COVID-19 vaccine candidate. In April 2023, Endo International plc and/or certain of its subsidiaries executed, and the Bankruptcy Court approved, a Settlement Agreement and Release of Claims with Novavax (the Novavax Settlement Agreement) to resolve a dispute under the manufacturing and services agreement. In connection with the effective date of the Novavax Settlement Agreement, Novavax paid cash and transferred certain other non-cash consideration, with a total value of $33 million, which was recorded as revenue in the Consolidated Statements of Operations in the second quarter of 2023 and is reflected in the Sterile Injectables segment.
- In November 2021, Endo International plc and/or certain of its subsidiaries entered into the U.S. Government Cooperative Agreement to expand our Sterile Injectables segment's fill-finish manufacturing production capacity and capabilities at our Rochester, Michigan facility to support the U.S. government's national defense efforts regarding production of critical medicines advancing pandemic preparation. The U.S. Government Cooperative Agreement has been transitioned to Endo, Inc. and/or certain of its subsidiaries. Refer to Note 17. Commitments and Contingencies of the Consolidated Financial Statements included in Part IV, Item 15 for additional information.
- During the year ended December 31, 2023, multiple competitors launched alternative generic versions of varenicline tablets. These launches began to impact both Endo International plc's market share and product price toward the middle of the first quarter of 2023, and the effects of additional subsequent competition has accelerated both price and volume erosion within the overall market.
- Endo International plc was the subject of various legal proceedings, including with regard to the sale, marketing and/or distribution of prescription opioid medications, which are further discussed herein. For the Predecessor periods presented, the results reflect Endo International plc's best estimate of the allowed claims related to the contingencies associated with these litigation claims against Endo International plc and its subsidiaries. Pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and resolved in accordance with the Plan. For further discussion, refer to Note 1. Basis of Presentation, Note 2. Effectiveness of the Plan of Reorganization and Note 17. Commitments and Contingencies of the Consolidated Financial Statements included in Part IV, Item 15, as well as Part I, Item 1A "Risk Factors" herein.

RECENT DEVELOPMENTS

On March 13, 2025, Endo Inc. and Mallinckrodt plc ("Mallinckrodt") entered into a transaction agreement (the "Transaction Agreement") to effectuate a combination of the respective companies. Under the terms of the agreement, upon completion of the combination transaction, Endo's shareholders will receive shares of Mallinckrodt stock and their pro rata share of cash, totaling $80 million (subject to an adjustment of up to an additional $20 million) in the aggregate, for each share of Endo stock owned as of the specified record date, such that upon completion of the combination transaction, Mallinckrodt will be the parent entity of the combined group and Mallinckrodt shareholders will own 50.1% and Endo shareholders will own 49.9% of the combined company. Mallinckrodt will continue as the holding company for the combined business, and Endo will become a wholly owned subsidiary of Mallinckrodt, with all of Mallinckrodt's operating assets being contributed to Endo or its subsidiaries.

The transaction is expected to close in the second half of 2025, subject to approval by shareholders of both companies, regulatory approvals and customary closing conditions.

At this time, it is impracticable to accurately predict the extent of the potential accounting and financial reporting effects of the transaction on the Company's financial statements and operating results in future periods. However, subject to the completion of the transaction, we anticipate that the financial statements and operating results of the combined company subsequent to the closing will be significantly different from the Company's historical financial statements and operating results in periods prior to the closing of the transaction.

RESULTS OF OPERATIONS

Consolidated Results Review

In accordance with Accounting Standards Codification Topic 852, Reorganizations (ASC 852), the results of operations are presented separately for the Predecessor and Successor periods in the Consolidated Statements of Operations. While the Company's normal business operations continued uninterrupted between the Predecessor and Successor periods, the Predecessor and Successor financial statements, including the results of operations, are not comparable in many respects. For example, Endo, Inc. will not apply the provisions of ASC 852, Reorganizations in the Successor period. Further, as a result of fresh start accounting, our assets, including our inventory, long-lived tangible and intangible assets and our liabilities, including debt, and contingent consideration, among others, were adjusted to their estimated fair values on the Effective Date. These fair value adjustments and the corresponding subsequent impact on the Successor results of operations have caused the Successor results of operations to be disproportionately impacted compared to the Predecessor, most notably within Cost of sales, as a result of: (i) the amortization of inventory step up; (ii) increased amortization of intangible assets; and (iii) increased depreciation of fixed assets. Additionally, the Successor results of operations are disproportionately impacted compared to the Predecessor as a result of interest expense, due to the Exit Financing Debt. Other financial statement line items, such as Total revenues, net, Selling, general & administrative costs and Research and development costs are generally unaffected by the effects of fresh start accounting. Further, the 2024 Predecessor and Successor periods each only reflect partial year to date of operating activity and results. As a result, in our discussion of the results of operations on a consolidated and segment basis below, we may at times describe the results of operations for the Predecessor and Successor in 2024 on a combined or aggregate basis, or describe common themes among the periods, and compare those results to the results in the corresponding Predecessor in 2023. We believe this discussion will facilitate an understanding of the results of continuing operations and trends in our business while also providing a reader insight into the underlying effects of the application of fresh start accounting that affect the comparability of certain financial statement line items between the respective periods. The discussion of combined 2024 Predecessor and Successor results of operations is solely to facilitate comparison to prior periods and is not intended to be indicative of the results of operations of our business going forward.

The following table displays our revenue, gross margin, gross margin percentage and other pre-tax expense or income (dollars in thousands):

| | Successor | Predecessor | |
| | | Period From January 1, 2024 through April 23, | |
	2024	2024	2023
Total revenues, net	$ 1,178,166	$ 581,974	$ 2,011,518
Cost of revenues	1,184,469	259,552	946,415
Gross margin	$ (6,303)	$ 322,422	$ 1,065,103
Gross margin percentage	*(0.5)%*	*55.4 %*	*53.0 %*
Selling, general and administrative	382,629	158,391	567,727
Research and development	70,715	32,022	115,462
Acquired in-process research and development	1,750	750	—
Litigation-related and other contingencies, net	203	200	1,611,090
Asset impairment charges	243,635	2,103	503
Acquisition-related and integration items, net	2,370	(196)	1,972
Interest expense (income), net	164,051	(2)	—
Reorganization items, net	—	(6,125,099)	1,169,961
Other (income) expense, net	(9,769)	5,262	(9,688)
(Loss) income from continuing operations before income tax	$ (861,887)	$ 6,248,991	$ (2,391,924)

Total revenues, net. The decrease in revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily due to competitive pressures in our Generic Pharmaceuticals segment across multiple products including varenicline tablets and dexlansoprazole delayed release capsules and Sterile Injectables segment driven primarily by VASOSTRICT®, as well as impact of the prior year Novavax Settlement Agreement. These decreases were partially offset by increased revenues from lidocaine patch 5% and XIAFLEX® in our Generic Pharmaceuticals segment and Branded Pharmaceuticals segment, respectively. Our revenues are further disaggregated and described below under the heading "Business Segment Results Review."

Cost of revenues and gross margin percentage. Cost of revenues includes certain amounts that impact its comparability among periods, as well as the comparability of gross margin percentage. The following table summarizes such amounts (in thousands):

| | Successor | Predecessor | |
	2024	Period From January 1, 2024 through April 23, 2024	2023
Acquisition & divestitures (1)	$ 786,530	$ 15,081	$ 255,933
Restructuring or similar transactions (2)	1,897	—	4,515
Other	—	1	—
Total	$ 788,427	$ 15,082	$ 260,448

_____

(1) Cost of revenue amounts characterized as Acquisitions & divestitures primarily includes amortization of intangible assets, and in periods where applicable, inventory step-up amortization. Successor amortization of intangible assets and inventory step-up are impacts of fresh start accounting and are not comparable to the Predecessor. Predecessor amortization expense historically fluctuated based on changes in the total amount of amortizable intangible assets and the rate of amortization in effect for each intangible asset, both of which varied based on factors such as the amount and timing of acquisitions, dispositions, asset impairment charges, transfers between indefinite- and finite-lived intangibles assets, changes in foreign currency rates and changes in the composition of our intangible assets impacting the weighted average useful lives and amortization methodologies being utilized.

(2) Restructuring or similar transactions primarily relate to continuity and separation benefits, cost reductions and/or strategic review initiatives that occur from time to time and are not comparable from period to period.

The increase in Cost of revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily due to the amortization of inventory step-up, which did not exist in the Predecessor periods presented. This increase in the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 is partially offset by decreased inventory provisions compared to 2023 (Predecessor).

The decrease in gross margin percentage for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily due to amortization of inventory step-up.

Selling, general and administrative expenses. The decrease for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily due to a net decrease in employee separation, continuity and other benefit-related charges. In addition, 2023 (Predecessor) includes the effects of the acceleration of remaining unrecognized compensation expense during the first quarter 2023 related to the cancellation of all then-outstanding equity award instruments of Endo International plc, which did not recur in 2024. These decreases are partially offset by legal and accounting professional fees incurred in preparation of Endo, Inc.'s anticipated future listing on a national exchange and implementation of fresh start accounting, compared to 2023 (Predecessor).

R&D expenses. The decrease in R&D for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily driven by the timing of certain project spending, as well as nonrecurring contractual credits that were received during Q3 2024.

Total R&D expenses for the Successor year ended December 31, 2024, Predecessor period from January 1, 2024 through April 23, 2024 and 2023 (Predecessor) include $38.7 million, $15.4 million and $54.9 million, respectively related to our Branded Pharmaceuticals development projects, certain of which are further described below.

We continue to invest in our Branded Pharmaceuticals segment. In early 2020, we announced that we had initiated our XIAFLEX[®] development program for the treatment of PFI. In March 2023, we announced top-line results from our Phase 2 clinical study of XIAFLEX[®] in participants with PFI and we initiated the Phase 3 clinical program in the fourth quarter of 2023.

We also completed a Phase 1 proof-of-concept study in plantar fasciitis (PFA) during the third quarter of 2023 and, based on encouraging proof-of-concept study results, initiated the Phase 2 clinical study in the fourth quarter of 2023. In October 2024, Endo received results from its Phase 2 dose-ranging clinical study of CCH in participants with plantar fasciitis. While study participants receiving one treatment of CCH 0.6 mg showed numerical improvement from baseline on the Pain Intensity Numeric Rating Scale (NRS) average daily pain score compared to placebo, the difference was not statistically significant. Though the Phase 2 study did not achieve its primary endpoint, the results were informative and, based on a post-hoc analysis, clinically meaningful for a subpopulation of patients—those with moderate to severe plantar fasciitis pain as determined by Foot Function Index subscales. Endo is continuing to evaluate to determine next steps.

We may in the future develop our XIAFLEX[®] product for potential additional indications, such as arthrofibrosis of the knee or hammer toe, advancing our strategy of developing non-surgical musculoskeletal care interventions.

The remaining R&D expenses for these periods were primarily related to our Sterile Injectables segment. No individual development project in the Sterile Injectables segment has incurred direct R&D expenses that exceeded 5% of total R&D expenses for the periods presented. Refer to Part I, Item 1 of this report for further information about the Sterile Injectables pipeline.

As our development programs progress, it is possible that our R&D expenses could increase.

Acquired in-process research and development. Costs incurred to acquire in-process research and development in an asset acquisition are expensed in the period incurred, which may be at the time of acquisition or when applicable future milestone payments prior to regulatory approval are made. Acquired in-process research and development charges during the Predecessor period from January 1, 2024 through April 23, 2024 represent costs incurred in connection with certain licensing arrangements where the product(s) were in development at the time of acquisition. Acquired in-process research and development charges could increase in the future, and the amounts of any increases could be material.

Litigation-related and other contingencies, net. Included within Litigation-related and other contingencies, net in the Predecessor periods are changes to our accruals for litigation-related charges, which represent the best estimate of allowed claims related to the contingencies associated with various opioid and other litigation claims against Endo International plc and certain of its subsidiaries. Legal proceedings and other contingent matters are described in more detail in Note 17. Commitments and Contingencies. Pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and resolved in accordance with the Plan. For further discussion, refer to Note 1. Description of Business, Note 2. Effectiveness of the Plan of Reorganization and Note 17. Commitments and Contingencies of the Consolidated Financial Statements included in Part IV, Item 15 of this report, as well as Part I, Item 1A "Risk Factors."

Asset impairment charges. The following table presents the components of our total Asset impairment charges (in thousands):

	Successor		Predecessor		
			Period From January 1, 2024 through April 23,		
	2024		2024		2023
Intangible assets - in process research and development impairment charges	$ 243,635		$ —	$	—
Property, plant and equipment impairment charges	—		2,103		503
Total asset impairment charges	$ 243,635		$ 2,103	$	503

For additional information, refer to Note 8. Fair Value Measurements and Note 12. Goodwill and Other Intangibles in the Consolidated Financial Statements included in Part IV, Item 15 of this report, as well as the "CRITICAL ACCOUNTING ESTIMATES" section herein.

Acquisition-related and integration items, net. Acquisition-related and integration items, net primarily consist of the net expense from changes in the fair value of acquisition-related contingent consideration liabilities resulting from changes to our estimates regarding the timing and amount of the future revenues of the underlying products and changes in other assumptions impacting the probability of incurring, and extent to which we could incur, related contingent obligations. See Note 8. Fair Value Measurements of the Consolidated Financial Statements included in Part IV, Item 15 of this report for further discussion of our acquisition-related contingent consideration.

Interest expense, net. The components of Interest expense (income), net are as follows (in thousands):

	Successor		Predecessor		
			Period From January 1, 2024 through April 23,		
	2024		2024		2023
Interest expense	$ 166,443		$ 394	$	991
Interest income	(2,392)		(396)		(991)
Interest expense (income), net	$ 164,051		$ (2)	$	—

Interest expense for the Successor year ended December 31, 2024 was primarily attributable to the indebtedness incurred under the Exit Financing Debt on the Effective Date (as further discussed in Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report). Beginning during the third quarter of 2022 and continuing through the Effective Date, Endo International plc ceased the recognition of interest expense related to its then-outstanding debt obligations and became obligated to make certain adequate protection payments as a result of the Chapter 11 Cases, which were accounted for as a reduction of the principal balance of the then-outstanding first lien debt instruments. The first lien debt instruments were later adjusted to the estimated allowed claim amount, resulting in a corresponding charge to Reorganization items, net. Refer to Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report for further discussion.

Interest income varies primarily based on the amounts of our interest-bearing investments, such as money market funds, as well as changes in the corresponding interest rates.

Reorganization items, net. Amounts relate to the net expense or income recognized during Endo International plc's bankruptcy proceedings required to be presented as Reorganization items, net under ASC 852. Refer to Note 2. Effectiveness of the Plan of Reorganization of the Consolidated Financial Statements included in Part IV, Item 15 of this report for further details.

Other expense (income), net. The components of Other (income) expense, net are as follows (in thousands):

	Successor	Predecessor	
	2024	**Period From January 1, 2024 through April 23, 2024**	**2023**
Net gain on sale of business and other assets	$ (6,630)	$ (115)	$ (10,392)
Foreign currency (gain) loss, net	(2,614)	(376)	1,779
Net loss (gain) from our investments in the equity of other companies	163	5	(199)
Other miscellaneous, net	(688)	5,748	(876)
Other (income) expense, net	$ (9,769)	$ 5,262	$ (9,688)

For additional information on the components of Other expense (income), net, refer to Note 21. Other (Income) Expense, Net of the Consolidated Financial Statements included in Part IV, Item 15 of this report.

Income tax expense. The following table displays our (Loss) income from continuing operations before income tax, Income tax expense and Effective tax rate (dollars in thousands):

	Successor	Predecessor	
	2024	**Period From January 1, 2024 through April 23, 2024**	**2023**
(Loss) income from continuing operations before income tax	$ (861,887)	$ 6,248,991	$ (2,391,924)
Income tax (benefit) expense	$ (131,023)	$ 58,511	$ 55,862
Effective Tax Rate (calculated)	15.2 %	0.9 %	(2.3)%

Our tax rate is affected by recurring items, such as tax rates in non-U.S. jurisdictions as compared to the notional U.S. federal statutory tax rate, and the relative amount of income or loss in those various jurisdictions. It is also impacted by certain items that may occur in any given period but are not consistent from period to period.

The income tax benefit of $131.0 million for the Successor year ended December 31, 2024 primarily related to a $96.5 million tax benefit on pre-tax losses outside of the United States (OUS). Additionally, there was a $32.2 million tax benefit associated with a deferred tax benefit on a post-emergence intra-entity transfer.

The income tax expense of $58.5 million for the Predecessor period from January 1, 2024 through April 23, 2024 includes the income tax expense of $19 million related to the impact of the Plan and Fresh Start Adjustments. Related to the impact of the Plan, Endo International plc recorded an income tax benefit of $171.1 million for a release to the historical valuation allowances associated with certain deferred tax assets, $25.6 million from the reduction of certain net deferred tax liabilities and an income tax expense of $3.8 million for the reduction in income tax payable/receivables. These benefits are partially offset by $211.4 million of income tax expense for the deferred tax impact from Fresh Start Adjustments. The Company also recorded income tax expenses of $30.1 million related to increases in accrued interest on uncertain tax positions, $4.2 million Indian capital gain tax on the intercompany transfer of shares, and $9.3 million related to changes in valuation allowances. This was offset by an income tax benefit of $10.3 million associated with a reduction to our net UTP liability related to a Canadian statute lapse.

The income tax expense of $55.9 million for the Predecessor in 2023 primarily related to an increase in accrued interest on uncertain tax positions.

We are incorporated in the U.S. and also maintain subsidiaries in Ireland, Canada, India and Luxembourg. The U.S. Internal Revenue Service (IRS) and other taxing authorities may challenge our tax positions. Where appropriate, we have established reserves for tax-related uncertainties. Uncertain tax positions are reviewed quarterly and adjusted as necessary when events occur that impact potential tax liabilities, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, identification of new issues and issuance of new legislation, regulations or case law.

For additional information on our income taxes, see Note 22. Income Taxes of the Consolidated Financial Statements included in Part IV, Item 15 of this report. For additional information about the effects of the Plan on the Predecessor period January 1, 2024 through April 23, 2024, see Note 3. Fresh Start Accounting of the Consolidated Financial Statements included in Part IV, Item 15 of this report.

Discontinued operations, net of tax. The operating results of Endo International plc's Astora business, which was resolved to be wound down in 2016, are reported as Discontinued operations, net of tax in the Predecessor Consolidated Statements of Operations. The following table provides the operating results of Astora Discontinued operations, net of tax (in thousands):

	Predecessor	
	Period From January 1, 2024 through April 23, 2024	2023
Litigation-related and other contingencies, net	$ —	$ 495
Income (loss) from discontinued operations before income taxes	$ 182,696	$ (2,329)
Income tax benefit	$ (142)	$ (308)
Discontinued operations, net of tax	$ 182,838	$ (2,021)

The pre-tax income during the Predecessor period January 1, 2024 through April 23, 2024 primarily represents the gain on the resolution of certain mesh-related litigation matters as set forth in the Plan. The pre-tax loss for the Predecessor in 2023 was primarily related to mesh-related legal defense costs. For additional discussion of mesh-related matters, refer to Note 17. Commitments and Contingencies of the Consolidated Financial Statements included in Part IV, Item 15 of this report. There are no discontinued operations in the Successor period.

Business Segment Results Review

Revenues, net. The following table displays our revenue by reportable segment (dollars in thousands):

	Successor	Predecessor	
	2024	Period From January 1, 2024 through April 23, 2024	2023
Branded Pharmaceuticals	$ 610,210	$ 279,714	$ 859,087
Sterile Injectables	228,868	132,531	429,563
Generic Pharmaceuticals	291,430	143,677	650,352
International Pharmaceuticals (1)	47,658	26,052	72,516
Total net revenues from external customers	$ 1,178,166	$ 581,974	$ 2,011,518

_____
(1)　Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

Branded Pharmaceuticals. The following table displays the significant components of our Branded Pharmaceuticals revenues from external customers (dollars in thousands):

	Successor	Predecessor	
	2024	Period From January 1, 2024 through April 23, 2024	2023
Specialty Products:			
XIAFLEX®	$ 362,985	$ 152,638	$ 475,014
SUPPRELIN® LA	59,307	26,213	96,849
Other Specialty (1)	36,147	21,120	73,797
Total Specialty Products	$ 458,439	$ 199,971	$ 645,660
Established Products:			
PERCOCET®	$ 63,486	$ 33,892	$ 106,375
TESTOPEL®	27,872	13,225	42,464
Other Established (2)	60,413	32,626	64,588
Total Established Products	$ 151,771	$ 79,743	$ 213,427
Total Branded Pharmaceuticals (3)	$ 610,210	$ 279,714	$ 859,087

_____
(1)　Products included within Other Specialty include, but are not limited to, AVEED®.
(2)　Products included within Other Established include, but are not limited to, EDEX®.
(3)　Individual products presented above represent the top two performing products in each product category for the 2024 periods presented and/or any product having revenues in excess of $25 million during any quarter presented for 2024 or 2023.

Specialty Products

The increase in XIAFLEX® revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was attributable to increased volumes and net price increases of approximately 5% and 4%, respectively. Increased volumes for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) were primarily the result of higher customer demand in the indications for the treatment of PD and DC.

The decrease in SUPPRELIN® LA revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to decreased volumes due to lower demand and overall market contraction, partially offset by increased net price.

The decrease in Other Specialty revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to decreased volumes of NASCOBAL® Nasal Spray due to product discontinuation.

Established Products

The decrease in PERCOCET® revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to decreased volumes due to lower demand and overall short acting opioid market contraction.

TESTOPEL® revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 are broadly in line with 2023 (Predecessor).

The increase in Established Products revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily related to a favorable nonrecurring gross-to-net reserve adjustment for previously discontinued products and increased royalties, including the achievement of certain contractual sales-based milestones.

Our Established Products portfolio has been and is likely to continue to be affected by ongoing competitive pressures. The effects of competition could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Sterile Injectables. The following table displays the significant components of our Sterile Injectables revenues from external customers (dollars in thousands):

	Successor	Predecessor	
	2024	Period From January 1, 2024 through April 23, 2024	2023
ADRENALIN®	$ 60,207	$ 38,601	$ 99,910
VASOSTRICT®	36,354	34,309	93,180
Other Sterile Injectables (1)	132,307	59,621	236,473
Total Sterile Injectables (2)	$ 228,868	$ 132,531	$ 429,563

_____

(1) Products included within Other Sterile Injectables include, but are not limited to, APLISOL®.

(2) Individual products presented above represent the top two performing products within the Sterile Injectables segment for the 2024 periods presented and/or any product having revenues in excess of $25 million during any quarter presented for 2024 or 2023. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

The decrease in ADRENALIN® revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was attributable to decreased net price and volumes of approximately 4% and 5%, respectively, associated with the vial formulation both due to the impacts of continued competition, partially offset by revenues from the RTU premixed bag which launched in October 2024.

The decrease in VASOSTRICT® revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily driven by a 27% cumulative decrease in net price, partially offset by a 2% increase to volumes, reflecting continued competitive pressures.

The decrease in Other Sterile Injectables revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to the nonrecurring Novavax Settlement Agreement, which did not recur in 2024, and continued competitive pressures impacting both net price and volumes across multiple products.

Our Sterile Injectables segment is likely to continue to be affected by ongoing competitive pressures. This could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Generic Pharmaceuticals. The decrease in Generic Pharmaceuticals revenues for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to competitive pressures on varenicline tablets and dexlansoprazole delayed release capsules, partially offset by increased revenue from lidocaine patch 5% associated with increased volumes from new business opportunities.

In 2023 (Predecessor), varenicline tablets and dexlansoprazole delayed release capsules made up 8% and 6%, respectively, of consolidated total revenues. For both the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 varenicline tablets and dexlansoprazole delayed release capsules each made up less than 5%, respectively, of consolidated total revenues.

Other products in our Generic Pharmaceuticals segment are also likely to continue to be affected by ongoing competitive pressures. These factors could result in revenue decreases or otherwise impact future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Segment adjusted income from continuing operations before income tax. The following table displays our Segment adjusted income from continuing operations before income tax (the measure we use to evaluate segment performance) by reportable segment (dollars in thousands):

	Successor	Predecessor	
	2024	**Period From January 1, 2024 through April 23, 2024**	**2023**
Branded Pharmaceuticals	$ 350,883	$ 161,592	$ 459,309
Sterile Injectables	$ 42,745	$ 51,977	$ 157,179
Generic Pharmaceuticals	$ 67,679	$ 42,378	$ 237,870
International Pharmaceuticals	$ 4,727	$ 7,735	$ 16,733

Branded Pharmaceuticals. The increase in Segment adjusted income from continuing operations before income tax for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to the gross margin effects of the increased revenues further described above.

Sterile Injectables. The decrease in Segment adjusted income from continuing operations before income tax for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to the gross margin effects of the decreased revenues further described above.

Generic Pharmaceuticals. The decrease in Segment adjusted income from continuing operations before income tax for the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 compared to 2023 (Predecessor) was primarily attributable to the gross margin effects of the decreased revenues, further described above, and product mix.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash generated from operations and access to our $400 million revolving credit facility (as described further below and elsewhere in this report), which remains undrawn at December 31, 2024. Cash and cash equivalents, which primarily consisted of bank deposits and money market accounts, totaled $387.2 million at December 31, 2024 (Successor) compared to $777.9 million at December 31, 2023 (Predecessor). Our principal liquidity requirements are primarily for working capital for operations, licenses, capital expenditures, mergers and acquisitions (including upfront and milestone payments to third parties), income taxes and debt service payments including principal and interest payments on the Exit Financing Debt. We believe our principal sources of liquidity and cash on hand will be sufficient to meet our principal liquidity requirements for the next twelve months from the date of issuance of the Consolidated Financial Statements, included elsewhere in this report.

Our business is exposed to a variety of material risks as further described herein and we may face unexpected costs in connection with our business operations and our ongoing and future legal proceedings, governmental investigations and other contingent liabilities (including potential costs related to settlements and judgments, as well as legal defense costs). On a longer-term basis, we may not be able to accurately predict the effect of certain developments on our sales and gross margins, such as the degree of market acceptance, patent protection and exclusivity of our products, pricing pressures (including those due to the impact of competition), the effectiveness of our sales and marketing efforts and the outcome of our current efforts to develop, receive approval for and successfully launch our product candidates. Furthermore, we may not be successful in implementing, or may face unexpected changes or expenses in connection with, our strategic direction, including the potential for opportunistic corporate development transactions. Any of the above could have a material adverse effect on our business, financial condition, results of operations and cash flows and require us to seek additional sources of liquidity and capital resources as described below.

To the extent we are required or choose to seek third-party financing in the future, there can be no assurance that we would be able to obtain any such required financing on a timely basis or at all, particularly in light of the Predecessor's bankruptcy proceedings and the corresponding event of default on our then-existing debt instruments. Additionally, any future financing arrangements could include terms that are not commercially beneficial to us, which could further restrict our operations and exacerbate any impact on our results of operations and liquidity that may result from any of the factors described herein or other factors. At any given time, we may be evaluating or pursuing one or more opportunities that could reduce our liquidity position. Any such activities could impact our results of operations.

Indebtedness. In connection with the Plan, Endo, Inc. incurred indebtedness of $2.5 billion related to the Exit Financing Debt. No amounts were drawn on the revolving credit facility on the Effective Date or thereafter. Refer to Note 2. Effectiveness of the Plan of Reorganization and Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information about the Endo, Inc. Exit Financing Debt, including a summary of key terms, as amended, including applicable interest rates and maturities over the next five fiscal years. Prior to the Effective Date, Endo International plc and certain of its subsidiaries were party to an amended and restated credit agreement, dated as of March 25, 2021, also referred to herein, as amended, restated, amended and restated, supplemental or otherwise modified from time to time, the Predecessor Credit Agreement, governing the Predecessor Credit Facilities and the indentures governing various senior secured and senior unsecured notes. Refer to Note 2. Effectiveness of the Plan of Reorganization and Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report for a discussion of the Predecessor's indebtedness, including the resolution of claims related to these obligations.

Credit Agreement. On the Effective Date, as contemplated in the Plan, Endo Finance Holdings, Inc., a wholly owned subsidiary of Endo, Inc., entered into a credit agreement (the New Credit Agreement) by and among the Issuer, as borrower, Endo, Inc., as parent guarantor, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender, which provides for, among other things: (i) a $400 million senior secured five-year superpriority revolving credit facility (New Revolving Credit Facility); (ii) a $1,500 million senior secured seven-year term loan facility (New Term Facility). The New Credit Agreement provides Endo Finance Holdings, Inc. with the option to raise certain incremental credit facilities, subject to certain limitations and conditions specified in the New Credit Agreement. The New Revolving Credit Facility has a maturity date of April 23, 2029 and the New Term Facility has a maturity date of April 23, 2031.

On October 29, 2024, the Company entered into the First Amendment (the "Amendment") to the New Credit Agreement, and as amended by the Amendment, the "Amended Credit Agreement." The Amendment provides for, among other things, the refinancing of all outstanding initial term loans with a new tranche of term loans that bears interest at a rate per annum equal to, at our option, (x) Term SOFR plus a range of 3.75% to 4.00% or (y) an alternate base rate plus a range of 2.75% to 3.00%, in each case based upon our First Lien Net Leverage Ratio (as defined in the Amended Credit Agreement). The Amendment resulted in a 0.50% reduction in our term loan interest rate margins. At December 31, 2024, approximately $396 million of capacity under the New Revolving Credit Facility is undrawn and available to the Company, net of outstanding standby letters of credit. See Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information.

Working capital. The components of our working capital and our liquidity at December 31, 2024 and December 31, 2023 are below (dollars in thousands):

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Total current assets	$ 1,475,887	$ 1,668,501
Less: total current liabilities	514,993	538,794
Working capital	$ 960,894	$ 1,129,707
Current ratio (total current assets divided by total current liabilities)	2.9:1	3.1:1

Working capital decreased by $168.8 million from December 31, 2023 (Predecessor) to December 31, 2024 (Successor). During this period, working capital was impacted from the favorable impacts to: (i) net current assets resulting from revenues and gross margins, excluding the non-cash impacts from the amortization of inventory step up, which are further described above; and (ii) inventory balances resulting from the step up of inventory to fair value as a result of fresh start accounting. These benefits were more than offset by, among other things, the following current period activity: (i) Adequate protection payments of $192.3 million; (ii) payments made pursuant to the Plan on the Effective Date in excess of the net cash from financing activities, including the Exit Financing Debt, First Lien Rights Offering and GUC Rights Offering; and (iii) Capital expenditures, net of Proceeds from the U.S. Government Cooperative Agreement, of $36.8 million.

The bankruptcy proceedings have also resulted in adjustments to the classification of certain assets and liabilities in Endo International plc's consolidated balance sheet at December 31, 2023, which have resulted in significant changes to working capital. For example, certain liabilities, including debt obligations due within one year, among others, previously classified as Liabilities subject to compromise are now included in current liabilities and are therefore included as part of our working capital. The classification and amounts of our assets and liabilities in our consolidated balance sheets has changed significantly as a result of the consummation of the Plan. Refer to Note 2. Effectiveness of the Plan of Reorganization and Note 16. Debt of the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information.

The following table summarizes our Consolidated Statements of Cash Flows (in thousands):

| | Successor | Predecessor | |
	2024	Period From January 1, 2024 through April 23, 2024	2023
Net cash flow provided by (used in):			
Operating activities	$ 113,419	$ (744,641)	$ 435,098
Investing activities	(20,874)	(10,585)	(49,794)
Financing activities	(12,920)	123,608	(604,628)
Effect of foreign exchange rate	(200)	(1,998)	704
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	$ 79,425	$ (633,616)	$ (218,620)

Operating activities. Net cash provided by operating activities of the Successor year ended 2024 represents the cash receipts and cash disbursements from all of our activities other than investing activities and financing activities. Changes in cash from operating activities reflect, among other things, the timing of cash collections from customers, payments to suppliers, managed care organizations, government agencies, collaborative partners and employees in the ordinary course of business, as well as the timing and amount of cash payments and/or receipts related to interest, litigation-related matters, restructurings, reorganization items, income taxes and certain other items.

The $744.6 million net cash used in operating activities during the Predecessor period from January 1, 2024 through April 23, 2024 reflects payments made pursuant to the Plan, including among other things: (i) $441 million to fund the various trusts and sub-trusts; (ii) $200 million to fund the U.S. Government Economic Settlement; (iii) payments of certain professional fees and other cure amounts; and (iv) funding of the plan administrator wind down budget. Refer to Note 2. Effectiveness of the Plan of Reorganization and Note 3. Fresh Start Accounting in Part IV, Item 15 of this report for more information about the various sources and uses of funds pursuant to the Plan.

It is possible that our operating cash flows could decline in the future as a result of, among other things, reductions in revenues and payments associated with the implementation of the transactions contemplated by the Plan following the Effective Date.

Investing activities. Net cash used in investing activities during the Successor year ended December 31, 2024 and the Predecessor period from January 1, 2024 through April 23, 2024 reflects a decrease in Capital expenditures spending, partially offset by a decrease in Proceeds from the U.S. Government Cooperative Agreement.

Financing activities. Net cash provided by financing activities during the Predecessor period from January 1, 2024 through April 23, 2024 primarily related to Proceeds from issuance of common stock of $500.3 million, partially offset by issuances costs paid and Adequate protection payments of $192.3 million. Cash in excess of $200 million (as defined in the Plan as Exit Cash), of approximately $141.9 million was paid to the holders of first lien claims. The proceeds from the Exit Financing Debt have no impact on a net basis as the cash provided was paid to holders of first lien claims.

In 2023 (Predecessor), Net cash used in financing activities primarily related to Adequate protection payments of $592.8 million.

R&D. As further described above under the heading "RESULTS OF OPERATIONS," in recent years, we have incurred significant expenditures related to R&D. We expect to continue to incur R&D expenditures related to the development and advancement of our current product pipeline and any additional product candidates we may add via license, acquisition or organically. There can be no assurance that the results of any ongoing or future nonclinical or clinical trials related to these projects will be successful, that additional trials will not be required, that any compound, product or indication under development will receive regulatory approval in a timely manner or at all or that such compound, product or indication could be successfully manufactured in accordance with local current good manufacturing practices or marketed successfully, or that we will have sufficient funds to develop or commercialize any of our products.

Manufacturing, supply and other service agreements. We contract with various third-party manufacturers, suppliers and service providers to supply our products, or materials used in the manufacturing of our products, and to provide additional services such as packaging, processing, labeling, warehousing, distribution and customer service support. Any interruption to the goods or services provided for by these and similar contracts could have a material adverse effect on our business, financial condition, results of operations and cash flows.

License, collaboration and asset acquisition agreements. We could become obligated to make certain contingent payments pursuant to our license, collaboration and asset acquisition agreements. Except for upfront payments, payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain whether and when certain of these milestones will be achieved, they have not been recorded in our Consolidated Balance Sheets. In addition, we may be required to make sales-based royalty or similar payments under certain arrangements.

Legal proceedings. Our business has been the subject of material legal proceedings, including significant lawsuits, product claims, government investigations and product recalls in the ordinary course of business, and we may in the future be subject to such proceedings, any of which could have a material adverse impact on the Company. Contingent accruals are recorded when we determine that a loss is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events. For additional discussion of legal proceedings, see Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report.

Cash Requirements for Contractual and Other Obligations. As of December 31, 2024 (Successor), we have various contractual and other obligations that we expect will require the use of cash in both the short-term and long-term. These include, without limitation, the following: (i) payments related to our debt, including principal and interest; (ii) lease payments; (iii) obligations related to license and collaboration agreements; (iv) commitments for capital expenditures; (v) other purchase obligations, which represent enforceable and legally binding obligations for purchases of goods and services, including minimum inventory contracts, that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and timing; and (vi) contractual payments for certain legal liability settlements.

Refer to Note 10. Leases, Note 13. License, Collaboration and Asset Acquisition Agreements, Note 16. Debt and Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report for additional information about these obligations including, to the extent material, quantitative information about the related cash requirements.

Information about our unrecognized income tax positions is included in Note 22. Income Taxes in the Consolidated Financial Statements included in Part IV, Item 15 of this report. Due to the nature and timing of the ultimate outcome of these unrecognized income tax positions, we cannot make a reliable estimate of the amount and period of related future payments, if any.

Fluctuations. Quarterly results have fluctuated in the past and may continue to fluctuate. These fluctuations may be due to the business and financial statement effects of, among other things, new product launches by us or our competitors; market acceptance of our products; purchasing patterns of our customers; changes in pricing; changing inflation and interest rates; changes in the availability of our products; litigation-related and other contingencies; mergers, acquisitions, divestitures and other related activity; restructurings and other cost-reduction initiatives; financing activities; public health crises, like the COVID-19 pandemic, and epidemics; acquired in-process research and development charges; asset impairment charges; share-based and other long-term incentive compensation; and changes in the fair value of financial instruments.

Customer Concentration. A substantial portion of our total revenues are through a limited number of distributors who in turn supply our products to pharmacies, hospitals and physicians. There are no material write-offs of trade receivables in any periods presented in this report; however, due to the significant customer concentration, we may, in the future, be subject to a concentration of credit risk with respect to our trade receivables.

Inflation. Materials, equipment and labor shortages, shipping, logistics and other delays and other supply chain and manufacturing disruptions continue to make it more difficult and costly for us to obtain raw materials, supplies or services from third parties, to manufacture our own products and to pursue clinical development activities. Economic or political instability or disruptions, such as the conflict in Ukraine and the Middle East, could negatively affect our supply chain or increase our costs. While we do not believe that inflation had a material adverse effect on our financial statements for the periods presented, if these types of events or disruptions continue to occur, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Off-balance sheet arrangements. We have no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make estimates and assumptions that affect the amounts and disclosures in our Consolidated Financial Statements, including the Notes thereto, and elsewhere in this report. For example, we are required, or were required in the predecessor period, to make significant estimates and assumptions related to revenue recognition, including sales deductions, long-lived assets, goodwill, intangible assets, income taxes, contingencies, financial instruments, share-based compensation, estimated allowed claim amounts, liabilities subject to compromise and reorganization items, net, among others. Some of these estimates can be subjective and complex. Uncertainties related to the magnitude and duration of potential public health crises, like the COVID-19 pandemic, and epidemics, the extent to which it may impact our estimated future financial results, worldwide macroeconomic conditions including interest rates, employment rates, consumer spending and health insurance coverage, among others, have increased the complexity of developing these estimates, including the allowance for expected credit losses and the carrying amounts of long-lived assets and intangible assets. Additionally, we may sell or otherwise dispose of or liquidate assets or settle liabilities for amounts other than those reflected in the accompanying Consolidated Financial Statements. The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our Consolidated Balance Sheet. Although we believe that our estimates and assumptions are reasonable, there may be other reasonable estimates or assumptions that differ significantly from ours. Further, our estimates and assumptions are based upon information available at the time they were made. Actual results may differ significantly from our estimates, including as a result of the uncertainties described in this report, those described in our other reports filed with the SEC or other uncertainties.

Accordingly, in order to understand our Consolidated Financial Statements, it is important to understand our critical accounting estimates. We consider an accounting estimate to be critical if both: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (ii) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition, results of operations or cash flows. Our most critical accounting estimates are described below.

Revenue recognition

With respect to contracts with commercial substance that establish payment terms and each party's rights regarding goods or services to be transferred, we recognize revenue when (or as) we satisfy our performance obligations for such contracts by transferring control of the underlying promised goods or services to our customers, to the extent collection of substantially all of the related consideration is probable. The amount of revenue we recognize reflects our estimate of the consideration we expect to be entitled to receive, subject to certain constraints, in exchange for such goods or services. This amount is referred to as the transaction price.

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. For contracts such as these, revenue is recognized when our contractual performance obligations have been fulfilled and control has been transferred to the customer pursuant to the contract's terms, which is generally upon delivery to the customer. The amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, DSA and other fees for services, returns and allowances (collectively "sales deductions").

The Company utilizes the expected value method when estimating the amount of variable consideration to include in the transaction price with respect to each of the foregoing variable components and the most likely amount method when estimating the amount of variable consideration to include in the transaction price with respect to future potential milestone payments that do not qualify for the sales- and usage-based royalty exception. Variable consideration is included in the transaction price only to the extent it is probable that a significant revenue reversal will not occur when the uncertainty associated with the variable consideration is resolved. The variable component of the transaction price is estimated based on factors such as our direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers and other competitive factors. We subsequently review our estimates for sales deductions based on new or revised information that becomes available to us and make revisions to our estimates if and when appropriate. Refer to "Sales deductions" section below for additional information.

We believe that speculative buying of product, particularly in anticipation of possible price increases, has been the historical practice of certain of our customers. The timing of purchasing decisions made by wholesaler and large retail chain customers can materially affect the level of our sales in any particular period. Accordingly, our sales may not correlate to the number of prescriptions written for our products based on external third-party data.

We have entered into DSAs with certain of our significant wholesaler customers that obligate the wholesalers, in exchange for fees paid by us, to: (i) manage the variability of their purchases and inventory levels within specified limits based on product demand and (ii) provide us with specific services, including the provision of periodic retail demand information and current inventory levels for our pharmaceutical products held at their warehouse locations.

Sales deductions

As described above, the amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of variable consideration, including sales deductions. If the assumptions we use to calculate our estimates for sales deductions do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

The following tables present the activity and ending balances, for our product sales provisions (in thousands):

	Returns and Allowances		Rebates		Chargebacks		Other Sales Deductions		Total	
Balance, December 31, 2023 (Successor)	$	—	$	—	$	—	$	—	$	—
Acquisition of product sales provisions from Predecessor		113,285		110,560		146,959		38,160		408,964
Current year provision		34,080		236,109		1,177,061		59,098		1,506,348
Predecessor period provision		(403)		(243)		(974)		(7,296)		(8,916)
Payments or credits		(47,537)		(213,809)		(1,155,505)		(71,636)		(1,488,487)
Balance, December 31, 2024 (Successor)	$	99,425	$	132,617	$	167,541	$	18,326	$	417,909

	Returns and Allowances		Rebates		Chargebacks		Other Sales Deductions		Total	
Balance, December 31, 2022 (Predecessor)	$	167,166	$	213,276	$	174,702	$	45,013	$	600,157
Current year provision		44,494		453,493		1,982,715		151,587		2,632,289
Prior year provision		(8,395)		(9,262)		100		(2,707)		(20,264)
Payments or credits		(76,912)		(523,336)		(2,016,436)		(161,546)		(2,778,230)
Balance, December 31, 2023 (Predecessor)	$	126,353	$	134,171	$	141,081	$	32,347	$	433,952
Current year provision		16,581		104,225		543,267		50,035		714,108
Prior year provision		(4,857)		(2,358)		(34)		78		(7,171)
Payments or credits		(21,778)		(125,478)		(537,355)		(44,300)		(728,911)
Reorganization Adjustments (as defined below)		(3,014)		—		—		—		(3,014)
Balance, April 23, 2024 (Predecessor)	$	113,285	$	110,560	$	146,959	$	38,160	$	408,964

Returns and Allowances

Consistent with industry practice, we maintain a return policy that generally allows customers to receive credit for expired products six months prior to expiration and between six months and one year after expiration. The primary factors we consider in estimating our potential product returns include:

- the shelf life or expiration date of each product;
- historical levels of expired product returns;
- external data with respect to inventory levels in the wholesale distribution channel;
- external data with respect to prescription demand for our products; and

In determining our estimates for returns and allowances, we are required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, we make certain assumptions with respect to the extent and pattern of decline associated with generic competition. To make these assessments, we utilize market data for similar products as analogs for our estimations. We use our best judgment to formulate these assumptions based on past experience and information available to us at the time. We continually reassess and make appropriate changes to our estimates and assumptions as new information becomes available to us.

Our estimate for returns and allowances may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel. Where available, we utilize information received from our wholesaler customers about the quantities of inventory held, including the information received pursuant to DSAs, which we have not independently verified. For other customers, we have estimated inventory held based on buying patterns. In addition, we evaluate market conditions for products primarily through the analysis of wholesaler and other third-party sell-through data, as well as internally-generated information, to assess factors that could impact expected product demand at the estimate date. As of December 31, 2024, we believe that our estimates of the level of inventory held by our customers is within a reasonable range as compared to both historical amounts and expected demand for each respective product.

When we are aware of an increase in the level of inventory of our products in the distribution channel, we consider the reasons for the increase to determine whether we believe the increase is temporary or other-than-temporary. Increases in inventory levels assessed as temporary will not result in an adjustment to our provision for returns and allowances. Some of the factors that may be an indication that an increase in inventory levels will be temporary include:

- recently implemented or announced price increases for our products; and
- new product launches or expanded indications for our existing products.

Conversely, other-than-temporary increases in inventory levels may be an indication that future product returns could be higher than originally anticipated and, accordingly, we may need to adjust our provision for returns and allowances. Some of the factors that may be an indication that an increase in inventory levels will be other-than-temporary include:

- declining sales trends based on prescription demand;
- recent regulatory approvals to shorten the shelf life of our products, which could result in a period of higher returns related to older product still in the distribution channel;
- introduction of generic, OTC or other competing products;
- increasing price competition from competitors; and
- changes to the National Drug Codes (NDCs) of our products, which could result in a period of higher returns related to product with the old NDC, as our customers generally permit only one NDC per product for identification and tracking within their inventory systems.

Rebates

Our provision for rebates, sales incentives and other allowances can generally be categorized into the following four types:

- direct rebates;
- indirect rebates;
- governmental rebates, including those for Medicaid, Medicare Part B and Part D, and TRICARE, among others; and
- managed-care rebates.

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer's purchases from us, including fees paid to wholesalers under our DSAs, as described above. Indirect rebates are rebates paid to indirect customers that have purchased our products from a wholesaler or distributor under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs based on relevant statutes with respect to governmental pricing programs and contractual sales terms with respect to managed-care providers and GPOs. For example, for qualifying sales made through December 31, 2024 we were required to provide a discount on certain of our products to patients who fell within the Medicare Part D coverage gap, also referred to as the donut hole. The Medicare Part D coverage gap program sunset on December 31, 2024 and was replaced by the Manufacturer Discount Program, effective January 1, 2025, which extends discounts beyond the coverage gap. Under the Manufacturer Discount Program, coverage begins after a covered individual meets their Medicare Part D deductible, and imposes a $2,000 annual cap on covered drugs.

We participate in various federal and state government-managed programs whereby discounts and rebates are provided to participating government entities. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance and field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods. Because Medicaid pricing programs involve particularly difficult interpretations of complex statutes and regulatory guidance, our estimates could differ from actual experience.

In determining our estimates for rebates, we consider the terms of our contracts and relevant statutes, together with information about sales mix (to determine which sales are subject to rebates and the amount of such rebates), historical relationships of rebates to revenues, past payment experience, estimated inventory levels of our customers and estimated future trends. Our provisions for rebates include estimates for both unbilled claims for end-customer sales that have already occurred and future claims that will be made when inventory in the distribution channel is sold through to end-customer plan participants. Changes in the level of utilization of our products through private or public benefit plans and GPOs will affect the amount of rebates that we owe.

Chargebacks

We market and sell products to both: (i) direct customers including wholesalers, distributors, warehousing pharmacy chains and other direct purchasing entities and (ii) indirect customers including independent pharmacies, non-warehousing chains, MCOs, GPOs, hospitals and other healthcare institutions and government entities. We enter into agreements with certain of our indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. Such credit is called a chargeback.

Our provision for chargebacks consists of our estimates for the credits described above. The primary factors we consider in developing and evaluating our provision for chargebacks include:
- the average historical chargeback credits;
- estimated future sales trends; and
- an estimate of the inventory held by our wholesalers, based on internal analysis of a wholesaler's historical purchases and contract sales.

Other sales deductions

We offer prompt-pay cash discounts to certain of our customers. Provisions for such discounts are estimated and recorded at the time of sale. We estimate provisions for cash discounts based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts have historically been predictable and less subjective due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts upon receipt of payment by the customer.

Shelf-stock adjustments are credits issued to our customers to reflect decreases in the selling prices of our products. These credits are customary in the industry and are intended to reduce a customer's inventory cost to better reflect current market prices. The primary factors we consider when deciding whether to record a reserve for a shelf-stock adjustment include:
- the estimated number of competing products being launched as well as the expected launch date, which we determine based on market intelligence;
- the estimated decline in the market price of our product, which we determine based on historical experience and customer input; and
- the estimated levels of inventory held by our customers at the time of the anticipated decrease in market price, which we determine based upon historical experience and customer input.

Valuation of long-lived assets

As of December 31, 2024, our combined long-lived assets balance, including property, plant and equipment and finite-lived intangible assets, is approximately $2.3 billion. Our finite-lived intangible assets consist of marketed products and license rights, as described below.

Marketed Products. Our developed technology assets subject to amortization have useful lives ranging from 3 years to 11 years, with a weighted average useful life of approximately 8 years. Intellectual property that generates operating profit through sales of products to customers is presented herein as marketed product intangible assets. We determine amortization periods and methods of amortization for marketed product assets based on our assessment of various factors impacting estimated useful lives and the timing and extent of estimated cash flows of the acquired assets, including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive and regulatory issues. Refer to Note 12. Goodwill and Other Intangibles, for additional information about the range of useful lives of certain marketed product assets.

License Rights. Our license rights subject to amortization have useful lives of approximately 5 years, with a weighted average useful life of approximately 5 years. Contracts with other parties that generate operating profit, other than through sales of products to customers, are presented herein as licensed intangible assets. We determine amortization periods for licenses based on our assessment of various factors including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive, developmental and regulatory issues. Refer to Note 12. Goodwill and Other Intangibles, for additional information about the range of useful lives of certain licensed assets.

Long-lived assets are generally initially recorded at fair value if acquired in a business combination, or at cost if acquired in an asset acquisition. To the extent any such asset is deemed to have a finite life and to be held and used, it is amortized over its estimated useful life using either the straight-line method or, in the case of certain assets in certain situations, an accelerated amortization model if such model better reflects the consumption of benefits of the asset. The values of these various assets are subject to continuing scientific, medical and marketplace uncertainty. Factors giving rise to our initial estimate of useful lives are subject to change. Significant changes to any of these factors may result in adjustments to the useful life of the asset and an acceleration of related amortization expense, which could cause our Net (loss) income and Net (loss) income per share to (increase) decrease. Amortization expense is not recorded on assets held for sale.

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate the assets may not be recoverable. Recoverability of an asset that will continue to be used in our operations is measured by comparing the carrying amount of the asset to the forecasted undiscounted future cash flows related to the asset. In the event the carrying amount of the asset exceeds its undiscounted future cash flows and the carrying amount is not considered recoverable, impairment may exist. An impairment loss, if any, is measured as the excess of the asset's carrying amount over its fair value, generally determined using an income approach based on a discounted future cash flow method, independent appraisals or binding offers from prospective buyers. An impairment loss would be recognized in the Consolidated Statements of Operations in the period that the impairment occurs.

In the case of long-lived assets to be disposed of by sale or otherwise, including assets held for sale, the assets and the associated liabilities to be disposed of together as a group in a single transaction (the disposal group) are measured at the lower of their carrying amount or fair value less cost to sell. Prior to disposal, losses are recognized for any initial or subsequent write-down to fair value less cost to sell, while gains are recognized for any subsequent increase in fair value less cost to sell, but not in excess of any cumulative losses previously recognized. Any gains or losses not previously recognized that result from the sale of a disposal group shall be recognized at the date of sale.

Our reviews of long-lived assets during the periods covered by this report did not result in any material impairment charges; however, the Predecessor incurred significant impairment charges of our long-lived assets in the past. As of December 31, 2024, the carrying amount of our intangible assets associated with marketed products and license rights totaled approximately $1,765.4 million. Given the significance of our long-lived asset balances, including our intangible assets, we may be subject to future impairment charges which could have a material adverse impact on our financial position and results of operations. Our impairment charges relating to long-lived assets were generally based on fair value estimates determined using discounted cash flow models or, in the case of disposal groups, a market approach. When testing a long-lived asset using a discounted cash flow model, we utilize assumptions related to the future operating performance of the corresponding product based on management's annual and ongoing budgeting, forecasting and planning processes, which represent our best estimate of future cash flows. These estimates are subject to many assumptions, such as the economic environment in which we operate, demand for our products, competitor actions and factors which could affect our tax rate. Estimated future pre-tax cash flows are adjusted for taxes using a market participant tax rate and discounted to present value using a market participant weighted average cost of capital. Financial and credit market volatility directly impacts certain inputs and assumptions used to develop the weighted average cost of capital such as the risk-free interest rate, industry beta, debt interest rate and certain capital structure considerations. Where appropriate, the weighted average cost of capital may also incorporate certain risk premiums, such as a company-specific risk premium (CSRP), which represents the incremental return that investors may require to compensate for the risks, uncertainties and variability in our estimated future cash flows. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions would increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of our related impairments, if any. There were no intangible long-lived assets impaired during the periods presented in this report.

Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted with certainty. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a product line in relation to expectations, competitive events affecting the expected future performance of a product line, significant negative industry or economic trends and significant changes or planned changes in our use of the assets.

Goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired.

If goodwill exists, we perform the goodwill impairment test by estimating the fair value of the reporting units using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach. Any goodwill impairment charge recognized for a reporting unit is equal to the lesser of: (i) the total goodwill allocated to that reporting unit and (ii) the amount by which that reporting unit's carrying amount exceeds its fair value.

Similarly, we perform our indefinite-lived intangible asset impairment tests by comparing the fair value of each intangible asset with its carrying amount. We estimate the fair values of our indefinite-lived intangible assets using an income approach that utilizes a discounted cash flow model. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates, and the probability of technical and regulatory success, all of which may differ from actual future cash flows.

As of December 31, 2024, we had no goodwill and the carrying amount of our indefinite-lived intangible assets totaled approximately $50.5 million. Given the significance of our remaining indefinite-lived intangible asset balances we may be subject to future impairment charges which could have a material adverse impact on our financial position and results of operations. Additionally, the Predecessor incurred significant goodwill as well as intangible asset impairment charges in the past.

Assumptions related to future operating performance are based on management's annual and ongoing budgeting, forecasting and planning processes, which represent our best estimate of future cash flows. These estimates are subject to many assumptions, such as the economic environment in which we operate, demand for our products, competitor actions and factors which could affect our tax rate. Estimated future pre-tax cash flows are adjusted for taxes using a market participant tax rate and discounted to present value using a market participant weighted average cost of capital. Financial and credit market volatility directly impacts certain inputs and assumptions used to develop the weighted average cost of capital such as the risk-free interest rate, industry beta, debt interest rate and certain capital structure considerations. Where appropriate, the weighted average cost of capital may also incorporate certain risk premiums, such as a CSRP, which represents the incremental return that investors may require to compensate for the risks, uncertainties and variability in our estimated future cash flows. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The use of different inputs and assumptions would increase or decrease our estimated discounted future cash flows, the resulting estimated fair values and the amounts of our related impairments, if any.

If applicable, when testing goodwill for impairment, we also assess the reasonableness of the calculated fair values of our reporting units by comparing the sum of the reporting units' fair values to our market capitalization, together with the aggregate estimated fair value of our debt, and/or other observable data points, such as various preliminary indications of value ranges within documents filed with the Bankruptcy Court. We use this comparison to calculate an implied control premium (the excess sum of the reporting units' fair values over Endo's market capitalization, together with the aggregate estimated fair value of its debt, and/or observable bids) or an implied control discount (the excess of our market capitalization, together with the aggregate estimated fair value of its debt, and/or observable bids over the sum of the reporting units' fair values). We evaluate the implied control premium or discount by comparing it to control premiums or discounts of recent comparable market transactions, as applicable. If the control premium or discount is not reasonable in light of comparable recent transactions, or recent movements in the Company's share price and/or the aggregate estimated fair value of its debt, we reevaluate the fair value estimates of the reporting units to determine whether it is appropriate to adjust discount rates and/or other assumptions. This re-evaluation could correlate to different implied fair values for certain or all of the Company's reporting units.

Our business is subject to various risks and uncertainties, including those described above and in Note 12. Goodwill and Other Intangibles of the Consolidated Financial Statements included in Part IV, Item 5. If actual results for our business differ from our expectations, as a result of these or other risks and uncertainties, and/or if we make related changes to our projected future cash flows, such changes could result in impairment charges that could be material.

Income taxes

Our income tax expense, deferred tax assets and liabilities, income tax payable and reserves for unrecognized tax benefits reflect our best assessment of estimated current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous other jurisdictions in which we operate. Significant judgments and estimates are required in determining the consolidated income tax expense or benefit for financial statement purposes. Deferred income taxes arise from temporary differences, which result in future taxable or deductible amounts, between the tax basis of assets and liabilities and the corresponding amounts reported in our Consolidated Financial Statements. In assessing the ability to realize deferred tax assets, we consider, when appropriate, future taxable income by tax jurisdiction and tax planning strategies. Where appropriate, we record a valuation allowance to reduce our net deferred tax assets to equal an amount that is more likely than not to be realized. In projecting future taxable income, we consider historical results, adjusted in certain cases for the results of discontinued operations, changes in tax laws or nonrecurring transactions. We incorporate assumptions about the amount of future earnings within a specific jurisdiction's pre-tax income, adjusted for material changes included in business operations. The assumptions about future taxable income require significant judgment and, while these assumptions may include certain estimates, such estimates are consistent with those that are objectively verifiable based on the underlying business's historical record. Future changes in tax laws and rates could affect recorded deferred tax assets and liabilities. Any adjustments to these estimates will generally be recorded as an income tax expense or benefit in the period the adjustment is determined.

The calculation of our tax liabilities often involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. A benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained on the basis of the technical merits upon examination, including resolutions of any related appeals or litigation processes. We first record unrecognized tax benefits as liabilities and then adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available at the time of establishing the liability. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment, potentially including interest and penalties, that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences, along with any related interest and penalties, will generally be reflected as increases or decreases to income tax expense in the period in which new information becomes available.

We make an evaluation at the end of each reporting period as to whether or not some or all of the undistributed earnings of our subsidiaries are indefinitely reinvested. Refer to Note 22. Income Taxes in the Consolidated Financial Statements included in Part IV, Item 5 of this report for information about our evaluation for the current reporting period and certain associated risks and uncertainties.

Contingencies

Material legal proceedings are discussed in Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 5. Liabilities for loss contingencies are recorded in the Consolidated Statements of Operations when the Company determines that a loss is both probable and reasonably estimable. Legal fees and other expenses related to litigation are expensed as incurred and are generally included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Due to the fact that loss contingencies are inherently unpredictable, our determination of the probability of loss and the estimated amount of any such loss involve significant judgment. When assessing the probability of loss and the estimate of potential loss we take into account all information available to us, including, but not limited to, the nature and specific facts of the relevant contingency, the merits of our and our counterparty's legal arguments, our experience with similar current or past contingencies, publicly available information regarding the losses incurred by other companies for similar matters and, in the case of litigation matters involving our products, the nature of the product and the current assessment of the science subject to the proceeding. We also evaluate the likelihood of reaching a settlement agreement, taking into account the costs and risks and uncertainties that may be involved in litigating a dispute.

Our most significant loss contingencies have historically related to litigation claims against us. In order to evaluate whether a litigation claim is probable of loss, it is necessary to have sufficient information about the claim. Without access to and review of such information, we may not be in a position to determine whether a loss is probable. Further, the timing and extent to which we obtain any such information, and our evaluation thereof, is often impacted by items outside of our control including, without limitation, the normal cadence of the litigation process and the provision of claim information to us by plaintiff's counsel. Accordingly, our assessment of the probability of loss and our estimates of the amount of such losses, if applicable, may change as we receive additional information and/or become aware of additional asserted or unasserted claims against us and such claims proceed to trial, there is a possibility that we could suffer adverse decisions or verdicts of substantial amounts which could be in excess of amounts previously accrued for, if any. Any changes to our liabilities for legal proceedings could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As of December 31, 2024, our accrual for loss contingencies totaled $7.4 million, which represents the present value of remaining future payment obligations associated with the resolutions reached prior to the Effective Date between the Predecessor and the Future Claimants' Representative (the FCR).

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk is the potential loss arising from adverse changes in the financial markets, including interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our variable-rate indebtedness associated with our New Credit Facilities. Borrowings under the New Credit Facilities may from time to time require payments calculated using variable rates, in certain cases subject to a floor. At December 31, 2024, a hypothetical 1% increase in the applicable rate over any applicable floor would have resulted in the incurrence of $15 million of incremental payments (representing the annual rate of incurrence) related to our variable-rate debt borrowings.

As of December 31, 2024, there are no other assets or liabilities with significant interest rate sensitivity.

Foreign Currency Exchange Rate Risk

We operate and transact business in various foreign countries and are therefore subject to risks associated with foreign currency exchange rate fluctuations. The Company manages this foreign currency risk, in part, through operational means including managing foreign currency revenues in relation to same-currency costs and foreign currency assets in relation to same-currency liabilities. The Company is also exposed to potential earnings effects from intercompany foreign currency assets and liabilities that arise from normal trade receivables and payables and other intercompany loans. Additionally, certain of the Company's subsidiaries maintain their books of record in currencies other than their respective functional currencies. These subsidiaries' financial statements are remeasured into their respective functional currencies. Such remeasurement adjustments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The assets and liabilities of certain of our international subsidiaries are also translated to U.S. dollars at period-end exchange rates. Translation adjustments arising from the use of differing exchange rates are included in Accumulated other comprehensive loss. Gains and losses on foreign currency transactions and short-term intercompany receivables from foreign subsidiaries are included in Other expense (income), net in the Consolidated Statements of Operations. Refer to Note 21. Other (Income) Expense, Net of the Consolidated Financial Statements included in Part IV, Item 15 of this report for the amounts of Foreign currency loss, net.

Based on the Company's significant foreign currency denominated intercompany balances, we separately considered the hypothetical impact of a 10% change in the underlying currencies of our foreign currency denominated intercompany balances, relative to the U.S. dollar, at December 31, 2024. A 10% change at December 31, 2024 would have resulted in approximately $3.4 million in incremental foreign currency losses on such date.

Item 8.   ***Financial Statements and Supplementary Data***

The information required by this item is contained in the financial statements set forth in Item 15. under the caption "Consolidated Financial Statements" as part of this report.

Item 9.   ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A.   ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Interim Chief Executive Officer (CEO) and Principal Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, the Company's Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

(b) Management's Report on Internal Control over Financial Reporting

This report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

(c) Attestation Report of Independent Registered Public Accounting Firm

This report does not include an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   ***Other Information***

None.

Item 9C.   ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

None.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information about our Directors

The following table sets forth, as of March 13, 2025, information about the members of our Board:

Name	Age	Position and Offices
Paul Herendeen	69	Chairman of the Board of Directors
Paul Efron	70	Director
Scott Hirsch	48	Director, Interim Chief Executive Officer
Sophia Langlois	55	Director
Andy Pasternak	54	Director
Marc Yoskowitz	50	Director

Paul Herendeen has served as a member of the Elanco Pharmaceuticals Board of Directors since December 2020 and was appointed a member of the Board of Directors of Grifols, S.A. in September 2024. Mr. Herendeen served as Advisor to the Chairman and Chief Executive Officer at Bausch Health Companies Inc. Prior to that, he was EVP and CFO of Bausch Health. Before joining Bausch Health, he served as EVP and CFO of Zoetis Inc. Prior to that time, Mr. Herendeen served as chief financial officer at Warner Chilcott, a specialty pharmaceuticals company. He rejoined Warner Chilcott after four years as EVP and CFO of MedPointe. Mr. Herendeen previously worked as a Principal Investor at Dominion Income Management and Cornerstone Partners and spent the early part of his career in banking and public accounting, holding various positions with the investment banking group of Oppenheimer & Company, the capital markets group of Continental Bank Corporation and as a senior auditor with Arthur Andersen & Company. Mr. Herendeen holds a bachelor's degree from Boston College and earned an M.B.A. from the University of Virginia's Darden School of Business. Mr. Herendeen was selected to serve on our board of directors based on his extensive leadership and management experience in the pharmaceutical industry.

Paul Efron is a private investor and former Executive Chairman of Oodles Energy, Inc., which installs and operates fast DC chargers in apartments and hotels. He served in that role since he co-founded the company in December 2020 until December 2024. From 1984 to 2022, Mr. Efron worked in a variety of capacities at Goldman Sachs & Company. He was elected General Partner of the firm in 1998. He ran a variety of businesses for the firm, including Debt Capital Markets in London, New Product Development for the Investment Banking Division, and Leveraged Finance. Mr. Efron served for 20 years on the Firmwide Capital Committee, which reviewed the firm's underwriting and fixed income capital commitments. Mr. Efron has served on the Board of Directors of seven private companies and was the Chairman of the Board of Trustees of his Alma Mater, Pomona College. Mr. Efron was selected to serve on our board of directors based on his extensive leadership and management experience and his extensive capital markets experience.

Scott Hirsch has over 20 years of experience in healthcare operations, investment management, and financial services. He has served as an executive operator and Board member for privately held companies within Blackstone, Bain Capital, and Lauder Partner portfolios. Mr. Hirsch was formerly the CEO of Solta Medical, where he led the business growth, investment cycle, and global infrastructure development for a healthcare company operating in over 50 countries. Prior to Solta, Mr. Hirsch was the President of the Ortho Dermatologics and OraPharma business segments and the Chief Business Officer of Bausch Health/Bausch & Lomb. In those roles, he had responsibility for operational performance, capital allocation, strategic planning, M&A, and investor communications. He additionally held the role of President of the Bausch Foundation and Patient Access with oversight of government affairs, product donation, and charitable giving. Prior to Bausch, Mr. Hirsch was a Portfolio Manager at Citadel's Surveyor Capital fund overseeing investment and risk management decisions for a healthcare portfolio. Mr. Hirsch started on Wall Street in the investment banking group of Credit Suisse, where he was recognized by Institutional Investor magazine as a top Equity Research Analyst covering Specialty Pharmaceuticals, Biotechnology, and Global Generics companies. Mr. Hirsch began his career as a venture capital operator in product development, sales, and marketing roles at J.P. Morgan Partners and Morgan Stanley Ventures portfolio companies including Medsite, a healthcare technology company that was acquired by WebMD. Mr. Hirsch holds an M.B.A. in Healthcare Management and Finance from The Wharton School and B.F.A. with honors from The Rhode Island School of Design. Mr. Hirsch was selected to serve on our board of directors based on his extensive leadership and management experience in the healthcare industry. Mr. Hirsch is currently serving as Endo's Interim CEO.

Sophia Langlois is presently a board member, compensation committee member and Chair of the audit committee for Alaris Equity Partners and also a board member, compensation committee member and audit committee member of Pason Systems Inc. Ms. Langlois was formerly a board member at Essential Energy Services and Loop Energy Inc. where she chaired both audit committees. She has been involved with numerous not-for-profit organizations and is presently on the board of Telus Spark Science Centre. As a public company audit partner with KPMG LLP in Calgary (2006 to 2020), she served domestic, cross-border and international companies across numerous industry sectors. She also led the Corporate Services group for KPMG Calgary and was the KPMG National Audit Partner in charge of People Strategy for three years. She received her Bachelor of Commerce degree from the

University of Calgary, holds a Chartered Professional Accountant designation and is a member of the Human Resources Institute of Alberta. Ms. Langlois has been granted an ICD.D designation by the Institute of Corporate Directors. Ms. Langlois was selected to serve on our board of directors based on her extensive management experience and her experience serving as a director and audit committee member for various public and private companies.

Andy Pasternak is a biopharmaceutical executive and expert with over 25 years of experience. Most recently, Mr. Pasternak served as Executive Vice President, Chief Strategy Officer at Horizon Therapeutics, a biotechnology company focused on serious, rare autoimmune diseases; in this role, he was responsible for corporate strategy, M&A / business development, commercial development, and portfolio management, and he played a central role in the $28 billion acquisition of Horizon by Amgen, Inc. Prior to joining Horizon in 2019, Mr. Pasternak was a senior partner at Bain & Company, where he served as Head of the Healthcare Practice in the Americas. Earlier in his career, he was an analyst in the Investment Banking division of Chemical Securities, Inc. (now part of J.P. Morgan). Mr. Pasternak is currently a Senior Advisor to Bain & Company, and also serves as Chairman of the Board of Directors of Context Therapeutics, an oncology-focused biotechnology company. Mr. Pasternak is also an Adjunct Lecturer in the Healthcare Program at the Kellogg School of Management. Mr. Pasternak received his B.A. in economics from Northwestern University and an M.B.A. from the University of Chicago. Mr. Pasternak was selected to serve on our board of directors based on his extensive leadership and management experience in the biopharmaceutical industry.

Marc Yoskowitz serves as Chief Executive Officer of Evozyne, Inc. a venture capital backed biotech designing novel proteins leveraging generative AI. He has served as a member of the Board of Directors at Mereo BioPharma since 2022 where he is a member of the R&D Committee. Previously he served as EVP and Chief Strategy Officer, Life Sciences at Tempus AI, Inc. Prior to Tempus, Mr. Yoskowitz was Chief Business Officer, Pfizer Essential Health, leading a range of corporate initiatives within the Pfizer portfolio. Prior to Pfizer, he served as SVP, Strategy and Corporate Development at Hospira and was a member of the Executive Committee. Earlier in his career, Mr. Yoskowitz led business development at a specialty pharmaceutical company, spent eight years at McKinsey & Company where he was an Associate Principal, and began his career as an M&A lawyer at Davis, Polk & Wardwell in New York. Mr. Yoskowitz received a bachelor's degree magna cum laude from Washington University in St. Louis and holds a J.D. from Columbia University School of Law. Mr. Yoskowitz was selected to serve on our board of directors based on his extensive leadership and management experience in the pharmaceutical industry.

Information about our Executive Officers

The disclosures under Information about our Executive Officers included in Part I, Item 1. Business are incorporated into this Part III, Item 10 by reference.

Involvement in Certain Legal Proceedings

The disclosures under Note 17. Commitments and Contingencies in the Consolidated Financial Statements included in Part IV, Item 15 of this report are incorporated into this Part III, Item 10 by reference.

Code of Conduct

The Board maintains a Code of Conduct that applies to the Company's directors, executive officers (including its current Interim Chief Executive Officer and Executive Vice President and Chief Financial Officer) and other employees (the Endo Code). The Board also maintains a Code of Conduct for the Board (the Director Code). These codes are posted on the Company's website at www.endo.com. The Endo Code is available under "Company—Policies & Statements." The Director Code is available under "Investors—Board Policies & Guidelines." Any waiver of either code for a director or executive officer of the Company, as applicable, may be made only by the Board or a committee of the Board. Such waivers and any amendments to either code will be disclosed on the Company's website if required by law or any applicable stock exchange rules. The Board reviews the Endo Code and the Director Code on an annual basis.

Insider Trading Policy

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K for the fiscal year ended December 31, 2024. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Audit & Finance Committee

The Company has a separately-designated standing audit committee (the Audit & Finance Committee) established in accordance with the applicable sections of the Exchange Act. The members of the Audit & Finance Committee include Ms. Langlois (who also serves as the committee's Chair), Mr. Herendeen and Mr. Pasternak. The Board has determined that all members of the Audit & Finance Committee are "audit committee financial experts" as defined by the SEC regulations. Additionally, as further discussed in Item 13 below, the Board has affirmatively determined that all members of the Audit & Finance Committee are independent.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (CD&A) describes our executive compensation philosophy, the factors considered by the Compensation & Human Capital Committee (referred to in this CD&A as the Compensation & Human Capital Committee or the Committee) and the Board in setting executive compensation, the components of our 2024 executive compensation program and the factors considered by the Committee and the Board in determining payouts thereunder.

The executive officers whose compensation is discussed in this CD&A and who are referred to as the named executive officers, or NEOs, include:

Name	Position and Offices as Employees of the Company
Current Named Executive Officers (Current NEOs):	
Scott Hirsch	Interim Chief Executive Officer
Mark T. Bradley	Executive Vice President & Chief Financial Officer
Matthew J. Maletta	Executive Vice President, Chief Legal Officer & Secretary
Patrick A. Barry	Executive Vice President & President, Global Commercial Operations
James P. Tursi, M.D.	Executive Vice President, Global Research & Development
Former Named Executive Officer:	
Blaise Coleman	Former President & Chief Executive Officer

Background

Immediately prior to the consummation of the Plan and the transfer on the Effective Date of substantially all of the assets of Endo International plc to Endo, Inc., the NEOs (except for Mr. Hirsch) were executive officers of Endo International plc. As a result, this CD&A and the other compensation disclosures that follow discuss the 2024 compensation programs of both Endo International plc, which generally applied prior to the consummation of the Plan, and Endo, Inc., which generally applied following the consummation of the Plan. Decisions regarding the compensation of the NEOs prior to the consummation of the Plan were made by the Compensation & Human Capital Committee of Endo International plc (the CHCC) or, in certain instances, by the Board of Directors of Endo International plc. Following the consummation of the Plan, the Board of Endo, Inc. formed its own Compensation & Human Capital Committee, which together with the Board in certain instances, is now generally responsible for determining the executive compensation programs and policies of Endo, Inc. References to "NEO" in this CD&A and the subsequent compensation disclosures refer to the individuals described above, regardless of whether the individual was performing services as an officer of Endo International plc or, post-consummation of the Plan, was performing services as an officer of Endo, Inc.

Additionally, this CD&A and the compensation disclosures that follow contain certain descriptions of 2024 activity that includes, but are not limited to (i) NEO and company results, performance and achievements, including in the context of Endo's performance-based compensation programs, and (ii) compensation decisions and amounts. Unless otherwise indicated or required by the context, descriptions and amounts relating to 2024 represent, for the NEOs, their full-year performance, achievements and compensation relating to their employment with the Predecessor through the Effective Date and with the Successor through December 31, 2024. Additionally, in certain cases, this CD&A includes descriptions and amounts relating to the full-year 2024 results, performance and achievements of the Predecessor through the Effective Date and the Successor through December 31, 2024. Where provided, we believe this combined presentation provides comparability among periods and information about trends in our business and the results of our continuing operations. Additionally, we believe this combined presentation is consistent with certain of our 2024 compensation programs, including the 2024 annual cash incentive compensation (IC) program for which the performance targets and assessments approved by the Committee were based on full-year combined 2024 results. Discussions about periods prior to 2024 relate entirely to the Predecessor. Refer to Part IV, Item 15 of this report for additional information about 2024 company results prior and subsequent to the Effective Date.

Any combined 2024 financial measures relating to company performance included herein, including Adjusted Revenue, Adjusted Free Cash Flow and Adjusted EBITDA Margin, are not considered to be prepared in accordance with U.S. generally accepted accounting principles (GAAP) and have not been prepared as pro forma results per applicable regulations, do not reflect the actual results that would have been achieved absent the consummation of the Plan and may not be indicative of future results.

During the pendency of the bankruptcy proceedings of Endo International plc, the CHCC was generally restricted from making changes to the executive compensation program of Endo International plc. Additionally, certain decisions and actions related to the executive compensation program of Endo International plc occurred prior to the commencement of the bankruptcy proceedings of Endo International plc.

2024 Business Update

This year's CD&A highlights decisions made by the CHCC, the Committee and the Board in the context of significant transformation.

In April 2024, the Plan was successfully consummated, resulting in, among other things, the transfer of substantially all of the business, assets and employees (including the executive officers) of Endo International plc to Endo, Inc. The consummation of the Plan was a substantial milestone and strategically positioned Endo to operate with a strong balance sheet, a diversified portfolio of on-market medicines across its four segments, a robust pipeline of innovative and differentiated product candidates and a highly skilled team.

Certain significant leadership changes also took place in 2024, including at both the Board and Chief Executive Officer levels. Immediately following the consummation of the Plan, a new set of directors was appointed to the Endo, Inc. Board. Except for Blaise Coleman, all of the directors appointed to the Endo, Inc. Board had not previously served on the Endo International plc Board. Later in August 2024, Mr. Coleman ceased serving as a director and as President and Chief Executive Officer of the Company, and Scott Hirsch was appointed as the Company's Interim Chief Executive Officer (in addition to his already-existing role as a director).

Endo's business also faced a number of anticipated external challenges in 2024, including continued competitive pressures and market contraction impacting certain products. Despite these challenges, Endo delivered strong financial and operating performance in 2024, exceeding its Adjusted Revenue target contemplated in the 2024 IC program. Endo also delivered on a number of strategically significant initiatives in 2024 to drive sustainable performance, including the following:
- The principal amount of Endo's long-term debt decreased significantly, including a $5.6 billion reduction on the Effective Date associated with the consummation of the Plan.
- Endo, Inc.'s newly-issued common shares commenced trading on the OTCQX® Best Market under the ticker symbol NDOI.
- Endo, Inc. filed a registration statement on Form S-1, which was subsequently declared effective.
- Endo achieved its XIAFLEX® maximization commercial and development objectives.
- Endo launched five new products across its Sterile Injectables and Generic Pharmaceuticals segments, while also advancing a number of other key portfolio initiatives.
- The U.S. FDA approved commercial production of VASOSTRICT® at the Company's new aseptic manufacturing facility in Indore, India.
- Endo progressed a number of manufacturing network optimization, quality and sustainability initiatives.

As further discussed in this CD&A, consistent with Endo's pay-for-performance philosophy, the Committee considered the management team's 2024 accomplishments and performance when issuing awards under Endo's performance-based incentive programs.

The Board believes that, under the leadership of Endo's Senior Executive Team, the newly-restructured company is well-positioned to advance its strategic priorities in support of our vision of helping everyone we serve live their best life through the development and delivery of life-enhancing products.

Compensation Philosophy

To execute on our strategic objectives and achieve our vision, our compensation programs prioritize the importance of attracting, engaging and retaining experienced and well-qualified executive officers and other employees through policies, programs and strategies that advance our critical business and human capital development objectives and promote the creation of shareholder value over the long-term.

The Committee has implemented an executive compensation philosophy that is designed to support our business strategy. The objectives of this philosophy include:
- linking pay with individual and company performance, including through the use of pay-for-performance incentive compensation programs that align the interests of our executive officers and other employees with those of our shareholders, while embracing our values, behaviors and Code of Conduct;
- balancing our short- and long-term business objectives and managing our goal-setting so as to discourage excessive risk-taking for the purposes of achieving a compensation result;
- attracting and retaining experienced and well-qualified executive officers and other employees and motivating them to perform at the highest professional level by offering compensation opportunities that are market-competitive; and
- considering shareholder input when designing and implementing our executive compensation programs.

In alignment with this philosophy, the Committee believes in prioritizing executive compensation programs pursuant to which:
- a significant amount of executive compensation is variable and incentive-based and directly aligned with Endo's financial, strategic, operating, compliance and share price performance objectives, without encouraging excessive risk; and
- Total direct compensation levels are competitive as compared to Endo's Pay Comparator Companies (as defined below).

Setting Executive Compensation

This section discusses the general policies and practices of management, the Committee and the Board in making executive officer compensation decisions. Individual 2024 compensation considerations and decisions, including relating to Mr. Hirsch's Interim CEO Arrangement (as defined below), are separately discussed below under the heading "2024 Executive Compensation Considerations and Determinations."

General Role of Executive Officers and Other Members of Management

With oversight from our Chief Executive Officer, members of management (including from time to time other executive officers), formulate recommendations on the Company's compensation philosophy, compensation plan design and compensation for executive officers other than the Chief Executive Officer. The Chief Executive Officer provides the Committee with performance assessments and compensation recommendations for each of the executive officers, other than himself. The Committee considers those recommendations with the assistance of its compensation consultant. Members of management do not participate in formulating, or in discussions with the Committee or the Board regarding, their own compensation recommendations.

General Role of the Committee and the Board

In making executive officer compensation decisions (or recommendations to the Board in the case of the Chief Executive Officer), the Committee considers individual and company performance, peer data, input from the Committee's compensation consultant (LB&Co.), feedback from shareholders, its own judgment and, except in the case of the Chief Executive Officer, performance assessments and compensation recommendations from the Chief Executive Officer. In the case of the Chief Executive Officer, the Committee shares the results of its analysis (including its evaluation of the Chief Executive Officer's performance and its recommendations regarding the Chief Executive Officer's compensation) with the full Board, which is responsible for reviewing and approving such recommendations.

Individual and Company Performance Considerations

The performance of the Chief Executive Officer is assessed in relation to performance objectives approved for the year by the Committee, in consultation with the full Board. The performance of the other executive officers is assessed in relation to individual performance objectives set for the year by the Chief Executive Officer. Other factors that are considered, for each of the executive officers, include the degree of risk and challenge involved in achieving individual performance objectives, contributions of the individual and his/her function to company performance, increases in competencies, skill development and alignment with Endo's values.

Company performance is assessed in relation to strategic, operating, compliance and human capital objectives approved for the year by the Committee, in consultation with the full Board. In setting these objectives, the Committee considers, among other things, input from the Board, discussions with Endo's Chief Executive Officer and senior management and feedback from shareholders. As further discussed below under the heading "2024 Annual Cash IC Considerations and Determinations," this performance assessment directly impacts payouts under Endo's annual cash IC program. Endo also sets multi-year performance goals when issuing Performance Share Units (PSUs) that will ultimately be used in determining the payout under such awards.

Peer Data and Compensation Consultant Considerations

In making compensation decisions with respect to each element of compensation, the Committee and, as applicable, the Board, considers the competitive market for executives and compensation levels provided by comparable companies by reviewing the compensation practices at companies with which the Company competes for talent, including businesses engaged in activities similar to those of the Company. While the Committee and the Board do not believe that it is appropriate to establish compensation levels based solely on benchmarking, they generally believe that it is appropriate to set the target compensation of Endo's executives near median levels (for executives in similar positions and with similar responsibilities and experience at similar companies of comparable size), with the opportunity for top quartile compensation based upon individual and company performance.

For purposes of this peer analysis, the Committee annually consults with LB&Co., and approves the use of a sample of companies with similar operations to Endo, which we refer to collectively as the "Pay Comparator Companies." This analysis takes into consideration comparative market data obtained from LB&Co. related to the Pay Comparator Companies.

The Committee believes that Endo competes with the Pay Comparator Companies for talent and for shareholder investment. In assessing the relevance of the Pay Comparator Companies, LB&Co. evaluates the appropriateness of including each company based on several key criteria in an effort to identify comparator companies with the most appropriate business fit. These factors include company size (in terms of both revenue and enterprise value), industry/business sector, operating complexity, location, talent market, customer base and other relevant factors, recognizing that not all peer companies will match all criteria and not all criteria are of equal importance. Additionally, the consolidation of viable peer companies and loss of many similarly-sized competitor companies in recent years requires Endo to consider comparator companies that fall outside of the normal size parameters in order to include organizations relevant to Endo's business. This includes companies both larger and smaller in size in an effort to include a balanced and fair assessment of the range of competitive pay levels. Ultimately, the Committee believes it is imperative that the Pay Comparator Companies align with Endo's market for key talent in order to establish a reasonable assessment of competitive pay levels for our executive officers.

The Pay Comparator Companies typically have similar executive officer positions; however, the Committee does not attempt to set each compensation element for each executive within a particular range as it relates to the Pay Comparator Companies. Instead, the Committee uses market comparisons as one factor in making compensation decisions. Other factors considered when making individual executive compensation decisions include individual contribution and performance, reporting structure, complexity and importance of role and responsibilities, internal pay equity, leadership, growth potential and secondary executive compensation survey sources specific to the life sciences industry, among others.

The Committee-approved Pay Comparator Companies for 2024 are listed in the table below:

2024 Pay Comparator Companies	
Alkermes plc	Incyte Corporation
Amneal Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc
Amphastar Pharmaceuticals, Inc.	Lantheus Holdings, Inc.
Bausch Health Companies Inc.	Neurocrine Biosciences, Inc.
BioMarin Pharmaceutical Inc.	Organon & Co.
Catalent, Inc.	Perrigo Company plc
Corcept Therapeutics Incorporated	QuidelOrtho Corporation
Emergent BioSolutions Inc.	Sarepta Therapeutics, Inc.
Exelixis, Inc.	United Therapeutics Corporation
Hologic, Inc.	

Pay Risk and Governance

The Committee regularly reviews industry compensation practices to align the Company's compensation philosophy with the Company's business strategy, while focusing on the enhancement of long-term shareholder value and management of risk.

Notwithstanding certain exceptions made with respect to the compensation of Mr. Hirsch (which relate to the interim nature of his role as Chief Executive Officer and are further discussed herein), the summary below reflects the general governance practices implemented and maintained by the Committee:

What We Do
Maintain a Compensation & Human Capital Committee composed entirely of independent directors
Engage with shareholders on governance and compensation matters
Retain an independent executive compensation consultant to the Committee
Conduct annual assessments of NEO pay positioning against Pay Comparator Companies
Complete independent annual reviews of risks associated with compensation arrangements, policies and practices
Implement an executive pay program that is highly concentrated on variable short- and long-term incentive compensation tied to individual and company performance
Grant long-term incentive (LTI) awards to NEOs (in respect of their service as NEOs) that are generally subject to multi-year vesting conditions and consist of a minimum of 50% PSUs
Maintain a conservative approach on executive perquisites
Maintain robust stock ownership guidelines for executive management and non-employee directors
Maintain compensation recovery (clawback) policies that collectively apply to all discretionary, performance-based and time-based incentive compensation, whether in the form of equity- or cash-based awards, in situations involving certain covered misconduct or negligence, or financial reporting errors impacting incentive compensation awards

What We Don’t Do
Reward executives for excessive, inappropriate or unnecessary risk-taking
Allow re-pricing of equity awards without shareholder approval
Allow cash buyouts of underwater options
Allow hedging and pledging of Company shares
Grant LTI awards to NEOs (in respect of their service as NEOs) that allow for single-trigger vesting upon change in control
Allow change in control gross-up payments

On at least an annual basis, the Company conducts an assessment of the potential risks associated with the Company’s compensation arrangements, policies and practices. The assessment is conducted by LB&Co. and then reviewed by the Committee. A key objective is to determine whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. This risk assessment process includes identifying and analyzing compensation programs with the highest risk potential, including:

- identifying the features within the programs that could potentially encourage excessive or imprudent risk-taking;
- identifying business risks that these features could potentially encourage;
- identifying controls and program features that mitigate the risks identified;
- determining residual risk remaining after having identified mitigating controls and features; and
- assessing whether residual risk is reasonably likely to have a material adverse effect on the Company as a whole.

The Committee also reviews the Company’s compensation programs that allow for variable payouts. A key consideration is the establishment of an appropriate mix of performance metrics. The Committee also oversees the plans so that they reward both annual goal achievement and the long-term sustainable success of the Company. In addition, the reviews focus on plans where an employee might be able to influence payout factors and programs that involve our executives, with a focus on analyzing whether any of the performance targets encourage excessive risk-taking. During the assessment, several control and design features of the Company’s compensation program that are intended to mitigate the risk of excessive risk-taking are evaluated. Risk profiles are also evaluated on an ongoing basis by the Company’s management team as new program designs are considered.

Based on the 2024 risk assessment, it was concluded that the potential risks associated with the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on Endo. The Committee will continue to review the Company’s compensation programs at least annually to identify and address potential risks that may have a material adverse effect on the Company.

Executive Compensation Program Components

<u>Summary</u>

Our executive compensation program includes three primary components:

- base salary;
- annual cash IC awards; and
- annual LTI awards.

Apart from Mr. Hirsch’s interim compensation arrangement, the Company’s executive officers are generally eligible to participate in these three compensation components. The Committee and Board believe that the majority of the compensation of senior-most levels of management—the levels of management having the greatest ability to influence performance—should be variable and dependent upon performance. This is illustrated in the following chart, which shows the average of the 2024 compensation targets applicable for Messrs. Bradley, Maletta, Barry and Dr. Tursi, in respect of these three primary compensation components.

2024 Pay Mix
(Expected Target Value)

Current NEOs, Excluding Mr. Hirsch (Average)


18%
12%
70%
Base Salary
IC
LTI

Note: This chart excludes the compensation of Messrs. Hirsch and Coleman. Base salary represents the annual rate of base salary. The executive employment agreements of Messrs. Bradley, Maletta and Barry and Dr. Tursi do not provide for guaranteed annual LTI targets. The LTI target amounts reflected in the chart are based on the Initial LTI Targets (as defined and further discussed in the “2024 Annual LTI Considerations and Determinations” section below).

Mr. Coleman’s compensation package also reflected this belief, with a substantial majority of his target compensation opportunities prior to him ceasing to serve as President & Chief Executive Officer (effective August 29, 2024) being in the form LTI and IC. Refer to the “2024 Base Salary Considerations and Determinations” section below for a discussion of Mr. Hirsch’s compensation as Interim Chief Executive Officer.

The three primary components of our executive compensation program are further discussed below.

Base Salary

The first primary component of executive compensation is base salary. The objective of base salary is to reflect job responsibilities and value to the Company, while taking into consideration market competitiveness. We seek to provide our executive officers with competitive annual base salaries in order to attract and retain them. While the base salary component of our executive officer compensation program is primarily designed to provide the baseline level of compensation to executive officers, individual performance is also a key consideration when establishing appropriate base salary increases that the executives may receive from time to time, further supporting the Company’s pay-for-performance philosophy.

Initial NEO base salaries are documented in their employment agreements, which are described under “Executive Employment Agreements” below. Base salaries are subsequently reviewed at least annually thereafter. Initial NEO salaries and the amount of any increases over these salaries are determined by the Committee (together with the Board in the case of the Chief Executive Officer) based on a variety of factors, including:

- the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at the Pay Comparator Companies and/or secondary executive compensation survey sources specific to the life sciences industry;
- the expertise and competencies of the individual executive;
- the competitiveness of the market for the executive’s services;
- internal review of the executive’s compensation, both individually and relative to other NEOs;
- the recommendations of the Chief Executive Officer (except in the case of the Chief Executive Officer’s own compensation); and

- actual and expected individual performance of the NEO, which includes:
  - achievement of individual annual goals and objectives, the risks and challenges involved and the impact of the results;
  - performance of day-to-day responsibilities;
  - increases in competencies and skill development;
  - the value of the NEO's contribution to function and company goal achievement; and
  - the alignment of the NEO's behaviors with Endo's values.

Refer to the "2024 Executive Compensation Considerations and Determinations" section below for information regarding 2024 base salary decisions.

Annual Cash IC Awards

The second primary component of executive compensation is annual cash IC, which is a short-term performance-based incentive compensation program that rewards the achievement of annual goals and objectives, as well as longer-range strategic goals. In alignment with the Company's pay-for-performance philosophy, the program provides each participant with an opportunity to earn an annual cash bonus subject to the achievement of individual and company performance objectives that are intended to correlate closely with shareholder value creation and preservation. Performance objectives are set at the beginning of the year, with company performance metrics governing the annual cash IC program documented in the Company's enterprise "scorecard." This scorecard includes both financial and non-financial performance metrics that align with the Company's strategic and business plans, with the financial metrics taking into consideration the Company's financial guidance for the year.

Each eligible NEO's target annual cash IC award is set as a percentage of base salary. IC target percentages for the NEOs are initially set in their employment agreements and are typically reviewed at least annually thereafter. IC target percentages are set based on the factors that the Committee, and the Board in the case of the Chief Executive Officer, deem relevant including, but not limited to, each NEO's specific position, accountabilities and impact on overall company performance, as well as a review of Pay Comparator Company compensation levels.

After the end of each year, the Committee (together with the Board in the case of the Chief Executive Officer) is responsible for approving each NEO's award amount taking into consideration both individual performance and Endo's achievement of its enterprise scorecard objectives. The resulting bonus payments can range between 0% and 195% of target. The relationship between payout and performance in respect of enterprise scorecard objectives is pre-established and formulaic; however, discretion may be applied in measuring performance, subject to certain limitations. For example, in determining the extent to which the annual performance goals are met for a given period, the Committee (and, as applicable, the Board) may exercise judgment in determining whether to reflect or exclude the impact of changes in accounting principles and unusual or infrequently occurring events reported in the Company's public filings. The Committee (and, as applicable, the Board) also has the discretion to withhold annual cash IC awards that otherwise would be made to any employees, including the NEOs, if it determines company performance is below pre-established thresholds.

Annual LTI Awards

The third primary component of executive compensation is annual LTI, for which the realization of value depends significantly upon Endo's delivery of shareholder value. LTI awards are subject to vest over a multi-year period and thus create a future reward structure for eligible employees. The Committee believes that the most effective means to encourage long-term performance by our NEOs is to create an ownership culture where Endo's leaders have a meaningful stake in the Company's financial future. This philosophy is implemented through the granting of the equity-based awards described below.

LTI awards are an important component supporting our compensation philosophy and are allocated most heavily to:
- reward consistently high-performing individuals who make significant contributions to the success of the Company;
- reward individuals at various levels who have high impact relative to the expectations and objectives of their role; and
- retain eligible individuals who have skills critical to the long-term success of the Company.

The LTI compensation program normally provides an annual grant that is directly aligned with Endo's financial, strategic, operating, compliance and share price performance objectives. The level of LTI compensation is determined based on an evaluation of competitive factors in conjunction with total compensation provided to NEOs and the goals of the compensation program. Typically, LTI awards for NEOs are equity-based, providing for the opportunity to award a combination of PSUs, RSUs and/or stock options.

The Committee believes that targeted combinations of PSUs, RSUs and/or stock options closely equate the value of the benefit received by the recipient to the accounting expense of the benefit to the Company, while also being supported by the pattern of equity-based awards that prevails in the Pay Comparator Companies and in the external market generally.

Factors considered by the Committee (together with the Board in the case of the Chief Executive Officer) in determining the amounts of any LTI grants for the NEOs may include market data on total compensation packages, the value of long-term incentive grants at the Pay Comparator Companies, share usage and shareholder dilution.

In the case of annual grants made in respect of a given performance year, grant levels also take into consideration NEO performance assessments completed at the end of the performance year and, except in the case of awards to the Chief Executive Officer, the recommendations of the Chief Executive Officer. Performance assessments are based on, among other things, a group of factors that collectively contribute to the Company's future success as a diversified pharmaceutical company committed to helping everyone we serve live their best life through the delivery of quality, life-enhancing therapies, including:

Factors	
Development of a long-term vision for the Company and the successful execution of the overall business strategy	Strengthening the balance sheet by effectively managing capital and cash flow conversion
Focus on operational execution and the achievement of operating objectives and overall financial performance	Progress in the development and expansion of the Company's product portfolio and pipeline
Success in forging the Company for long-term sustainable revenue and profitability growth	Advancement of the Company's performance-oriented culture and efficient operating model
Achievement of quality, compliance and human capital objectives	Relative shareholder value creation and preservation

2024 Retention & Performance Awards

In addition to the three primary compensation components discussed above, following the date on which Mr. Coleman ceased serving as the Company's President & Chief Executive Officer in August 2024, the Committee approved ad hoc retention and performance awards (the Retention & Performance Awards) on September 30, 2024 for each of the Current NEOs, excluding Mr. Hirsch. These awards provided the Current NEOs with the opportunity to earn cash payments of up to (i) $507,259 for Mr. Bradley, (ii) $514,830 for Mr. Maletta, (iii) $476,975 for Mr. Barry and (iv) $403,650 for Dr. Tursi, with each NEO's award consisting of two components:

- a performance-based component (70% of the award value), half of which was eligible for payout only if consolidated 2024 revenues exceeded $1.78 billion, with the other half eligible for payout only if 2024 Branded Pharmaceuticals segment revenue exceeded $905 million; and
- a time-based component (30% of the award value).

In addition to the performance conditions associated with the performance-based component, both components generally require service through the vesting date of September 30, 2025 (the first anniversary of the grant date) to be eligible for a payout.

The Retention & Performance Awards were provided to incentivize outstanding performance, motivate the NEOs and encourage management continuity through a period of significant transition. Despite strong financial performance in 2024, the Committee determined, in February 2025, that the 2024 revenue targets underlying the performance-based component were not achieved, and no payouts were earned with respect to the performance-based component. Each of the Current NEOs remains eligible to receive payouts in respect of the time-based component, subject to remaining employed with the Company through September 30, 2025. Additionally, as further discussed in the "Potential Payments Upon Termination or Change in Control" section below, in the case of an NEO being terminated without cause prior to the vesting date, the respective NEO would be entitled to an accelerated payout of the time-based component.

Benefits and Executive Perquisites

The Current NEOs are eligible to participate in the benefit programs available to all eligible U.S. employees, including health and welfare benefits, life insurance benefits and Endo's defined contribution 401(k) retirement plan. Additionally, while the Company's current practice is to limit the use of perquisites, the NEOs are currently eligible for certain limited executive perquisites including financial and legal advisory services and executive physicals. Additionally, pursuant to the terms of Mr. Hirsch's Interim CEO Arrangement, in acknowledgement of the fact that Mr. Hirsch resides outside the state of Pennsylvania, the Company has agreed to provide him reimbursements for reasonable travel and lodging expenses associated with trips to the Company's offices while he is serving as Interim Chief Executive Officer.

Executive Employment Agreements

The Company generally enters into written employment agreements with its NEOs. The purpose of these agreements and the compensation and benefits provided for in the agreements is to aid recruitment and management continuity and to reinforce an ongoing commitment to shareholder value creation and preservation.

Following the consummation of the Plan, the Company entered into executive employment agreement with Messrs. Bradley, Maletta and Barry and Dr. Tursi effective May 10, 2024. Each of these agreements will generally continue until the termination of the respective NEO's employment with the Company. These agreements generally provide for: (i) an initial base salary, (ii) an initial target annual cash IC award opportunity, (iii) eligibility for annual LTI awards and (iv) eligibility for benefits on the same basis as other similarly-situated executives. These agreements each contain a 12-month non-competition covenant, a 12-month non-solicitation covenant, a non-disparagement covenant and a covenant providing for cooperation by each respective NEO in connection with any investigations and/or litigation.

In connection with the appointment of Mr. Hirsch as Endo's Interim Chief Executive Officer, the Company entered into an employment agreement with Mr. Hirsch, effective August 29, 2024. The agreement was subsequently amended effective in January 2025 (as amended, the Interim CEO Arrangement). The Interim CEO Arrangement generally provides for employment of Mr. Hirsch until August 15, 2025; provided that in the event a permanent Chief Executive Officer commences employment with the Company prior to August 15, 2025, Mr. Hirsch would serve as Advisor to the Chief Executive Officer until August 15, 2025. The agreement provides for an initial base salary and eligibility for benefits. The agreement contains a 12-month non-solicitation covenant and a non-disparagement covenant.

The payments and benefits to be received by each Current NEO upon certain terminations of employment are governed by each NEO's employment agreement, individual award agreements, the respective equity plan(s) to which each award relates and/or any other applicable compensatory arrangements. These payments and benefits and the triggering events are further described in the "Executive Compensation Tables" section below under the heading "Potential Payments Upon Termination or Change in Control."

The Company may also from time to time enter into written separation agreements with NEOs upon termination of employment. The purpose of these agreements is to provide the Company with certainty regarding its post-termination protections and obligations. Refer to the discussion of Mr. Coleman's separation arrangement in the "Executive Compensation Tables" section below.

2024 Executive Compensation Considerations and Determinations

<u>*2024 Base Salary Considerations and Determinations*</u>

Prior to the consummation of the Plan, the base salaries of the then-current NEOs had been set by the CHCC, and had not changed since early 2022. In May 2024, shortly after the consummation of the Plan, the Committee (together with the Board in the case of Mr. Coleman) approved base salary increases for each of the then-current NEOs, as follows:

Name	Base Salary Prior to 2024 Increase		Base Salary After 2024 Increase and as of December 31, 2024	
Blaise Coleman	$	1,000,000	$	1,035,000
Mark T. Bradley	$	700,150	$	724,655
Matthew J. Maletta	$	710,600	$	735,471
Patrick A. Barry	$	658,350	$	681,392
James P. Tursi, M.D.	$	600,000	$	621,000

These increases took into consideration the factors described in the "Executive Compensation Program Components—Base Salary" section above.

Effective August 29, 2024, Mr. Coleman ceased serving as the Company's President and Chief Executive Officer and Mr. Hirsch was appointed as the Company's Interim Chief Executive Officer. Effective on his appointment date, Mr. Hirsch's Interim Chief Executive Officer compensation package was set by the Board in the Interim CEO Arrangement. Given the interim nature of Mr. Hirsch's role as Chief Executive Officer and uncertainty regarding his term in such role, the Board approved an interim compensation package for Mr. Hirsch, pursuant to which substantially all of his compensation as Interim Chief Executive Officer is in the form of base salary, with no eligibility to receive annual cash IC or annual LTI awards in his capacity as Interim Chief Executive Officer. The rate of base salary set for his initial term (August 29, 2024 through December 31, 2024) was $250,000 per month.

A permanent Chief Executive Officer had not been identified as of December 31, 2024 (the last day of the initial term noted above). To provide leadership certainty and a smooth transition when a permanent Chief Executive Officer is named, the Board took action in January 2025 to approve an extension of Mr. Hirsch's agreement and an increase in his base salary rate. Following these actions, Mr. Hirsch will be compensated at a rate of $750,000 per month beginning January 1, 2025 and extending through August 15, 2025, either in his capacity as Interim Chief Executive Officer or, in the event a permanent Chief Executive Officer commences employment with the Company prior to August 15, 2025, as Advisor to the Chief Executive Officer.

The Committee and the Board continue to believe that, under normal circumstances, a substantial majority of the Chief Executive Officer's compensation should be variable and dependent upon performance.

2024 Annual Cash IC Considerations and Determinations

Annual Cash IC Target Levels. The annual cash IC target percentages for our Current NEOs are expressed in the following chart. These target percentages, which did not change in 2024, relate to the 2024 performance year, payable in 2025. Pursuant to the terms of the Interim CEO Arrangement, Mr. Hirsch is not currently eligible for an annual cash IC award.

Percent of Annual Base Salary


70%
70%
70%
65%
Mark T. Bradley
Matthew J. Maletta
Patrick A. Barry
James P. Tursi, M.D.

2024 Enterprise Scorecard Mix. The following information summarizes the 2024 enterprise scorecard objectives applicable to the Company's annual cash IC program, which were approved by the Committee for 2024 performance. These objectives were weighted as follows (specific performance targets are discussed below):



2024 Financial Objectives and Results. Financial objectives are set utilizing a budgeting approach that considers prior year performance and expected year-over-year changes in current year performance. Given that many factors can impact financial performance from year to year, the Committee believes that, in determining whether financial objectives are challenging and rigorous, it should consider all relevant factors and not merely a year-over-year comparison. For example, in light of external challenges (including continued competitive pressures and market contraction impacting certain products) contemplated by the Company during its 2024 budgeting process and reflected in its 2024 financial guidance, the Company anticipated year-over-year declines in Adjusted Revenue, Adjusted Free Cash Flow and Adjusted EBITDA Margin. The Committee took this into consideration when approving the Company's 2024 financial enterprise scorecard objectives, which were intended to be challenging, yet aligned with the Company's 2024 goals, taking into consideration the factors explained above.

Refer to the following table for Endo's 2024 performance in relation to 2024 financial enterprise scorecard objectives (certain amounts may not recalculate due to rounding).

	Adjusted Revenue ($ in millions) (1)(2)		Adjusted Free Cash Flow ($ in millions) (1)(3)		Adjusted EBITDA Margin (1)(4)
2024 Threshold - 50% Payout Opportunity (5)	$	1,642	$	516	35.5 %
2024 Target - 100% Payout Opportunity (5)	$	1,728	$	573	36.4 %
2024 Maximum - 150% Payout Opportunity (5)	$	1,901	$	688	38.3 %
2024 Results	$	1,761	$	549	36.4 %
2024 Results as a Percentage of Target		*101.9 %*		*95.7 %*	*99.9 %*
Corresponding Unweighted Payout Factor Based on Performance (0% - 150%)		*109.5 %*		*78.6 %*	*97.8 %*

(1) The Adjusted Revenue, Adjusted Free Cash Flow and Adjusted EBITDA Margin metrics contemplated in the enterprise scorecard are not prepared in accordance with GAAP. In calculating these amounts, each amount is adjusted from GAAP in order to keep participants from being advantaged or disadvantaged as a result of certain unplanned and unbudgeted events or changes throughout the performance period. Such adjustments may include, as applicable: for unbudgeted acquisitions during the performance period to include deal model base case revenue and EPS commitments in the Company's performance targets; for unbudgeted dispositions during the performance period; and to neutralize foreign exchange impact versus budget during the performance period.

(2) Adjusted Revenue in 2024 consisted of revenues of $1,178 million for the Successor and $582 million for the Predecessor, each determined in accordance with GAAP, adjusted as described in note (1).

(3) Adjusted Free Cash Flow represents Adjusted EBITDA (as described in note (4)), further adjusted to exclude the effects of capital expenditures and changes in net working capital. Adjusted Free Cash Flow in 2024 consisted of $113.4 million of Net cash provided by operating activities for the Successor and $744.6 million of Net cash used in operating activities for the Predecessor, each determined in accordance with GAAP, adjusted as described herein.

(4) EBITDA represents net income (loss) before interest expense, net; income taxes; depreciation; and amortization, each prepared in accordance with GAAP. Adjusted EBITDA further adjusts EBITDA by adjusting for the items enumerated in note (1) and by excluding other (income) expense, net; share-based compensation; acquisitions and divestitures, such as certain employee-related charges, including earn-outs, separation, retention, or relocation costs, changes in the fair value of contingent consideration, transaction costs of executed deals, and integration or disintegration-related costs; certain amounts related to strategic review initiatives; certain cost reduction initiatives such as separation benefits, continuity payments, other exit costs; asset impairment charges; certain costs incurred in connection with debt or equity-financing activities, such as non-capitalizable transaction costs incurred in connection with a successful financing transaction, and other debt modification costs; litigation-related and other contingent matters; certain legal costs; gains or losses associated with discontinued operations, net of tax; reorganization items, net; and certain other items. Finally, Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Adjusted Revenue. Adjusted EBITDA Margin in 2024 was determined by dividing: (a) the sum of $731 million of net loss for the Successor and $6,373 million of net income for the Predecessor, each determined in accordance with GAAP, adjusted as described herein, by (b) the sum of the 2024 Adjusted Revenue amounts above.

(5) These amounts reflect the levels approved by the Committee for 2024 performance.

2024 Overall Performance Against Scorecard Objectives. In addition to the financial objectives discussed above, other performance objectives are established in alignment with the Company's strategic, operating, compliance and human capital priorities. These objectives are designed to incentivize strong annual operating performance results, while positioning the Company for longer-term success and enhanced shareholder value. Performance objectives are set to be challenging, while reasonably attainable given a concerted effort on the part of the Company's NEOs and employees in consideration of conditions and trends. NEO compensation is closely aligned with the achievement of the 2024 financial and other objectives, as summarized below.

In February 2025, the Committee reviewed the Company's achievement of the enterprise scorecard objectives for 2024 and determined that, based on assessment of 2024 performance, the weighted payout factor for the annual cash IC program would be 95.5%, subject to further modification for each eligible NEO based on individual performance. Details behind the Company's performance objectives, relative weighting and actual final results from the 2024 enterprise scorecard are summarized in the table below. Certain amounts may not recalculate due to rounding and select results have been generalized due to competitive considerations.

Scorecard Objective	2024 Results	Enterprise Scorecard Weight	Unweighted Payout Factor Based on Performance	Weighted Payout Factor
OVERALL RESULTS		**100.0 %**		**95.5 %**
Financial Objectives:		*70.0 %*		*66.2 %*
Achieve Adjusted Revenue (1) of $1,728 million	Adjusted Revenue (1) at 101.9% of target	30.0 %	109.5 %	32.8 %
Achieve Adjusted Free Cash Flow (1) of $573 million	Adjusted Free Cash Flow (1) at 95.7% of target	30.0 %	78.6 %	23.6 %
Achieve Adjusted EBITDA Margin (1) of $36.4%	Adjusted EBITDA Margin (1) at 99.9% of target	10.0 %	97.8 %	9.8 %
Strategic, Operating, Compliance and Human Capital Priority Objectives:		*30.0 %*		*29.3 %*
Achieve key XIAFLEX® maximization development and commercial goals	Exceeded or achieved objectives related to demand for on-market indications and development for potential new indications	6.5 %	114.2 %	7.4 %
Achieve product launch and portfolio development goals	Partially achieved milestones related to the identification, development and filing of product candidates, as well as the launch of new products intended to contribute revenue in the near term	6.9 %	87.0 %	6.0 %
Achieve new product development process enhancement goals	All 2024 objectives met	2.0 %	100.0 %	2.0 %
Achieve manufacturing network optimization goals	Partially achieved objectives related to optimizing and enhancing the capabilities of our internal and contract manufacturing networks	4.0 %	54.5 %	2.2 %
Achieve "New Endo" goals	Consummated the Plan and exceeded related 2024 objectives	3.0 %	150.0 %	4.5 %
Achieve goals to further advance our culture of quality and compliance in everything we do	Achieved quality and compliance objectives throughout supply chain and partially achieved objectives related to internal efficiency metrics	2.5 %	96.6 %	2.4 %
Achieve human capital and "future of work" goals	All 2024 objectives met or exceeded	3.1 %	101.6 %	3.1 %
Achieve sustainability goals	Achieved sourcing goals and partially achieved internal objectives	2.0 %	81.3 %	1.6 %

(1) Refer to the section above entitled "2024 Financial Objectives and Results" for discussion of Adjusted Revenue, Adjusted Free Cash Flow and Adjusted EBITDA Margin.

Based on company and individual performance, the 2024 bonuses paid in respect of the annual cash IC program were as follows (certain amounts may not recalculate due to rounding):

	(A) 2024 Annual Cash IC Target (Salary x IC Target Percentage) ($)	(B) Company Payout Factor (%)	(C) Individual Performance Factor (%)	(A) x (B) x (C) 2024 Annual Cash IC Actual ($)
Mark T. Bradley	$ 507,259	95.5 %	100.0 %	$ 484,432
Matthew J. Maletta	$ 514,830	95.5 %	100.0 %	$ 491,663
Patrick A. Barry	$ 476,975	95.5 %	100.0 %	$ 455,511
James P. Tursi, M.D.	$ 403,650	95.5 %	100.0 %	$ 385,486

Refer to the "Individual Compensation Determinations" section below for additional information about individual performance considerations.

2024 Annual LTI Considerations and Determinations

As noted above, the Committee believes that the most effective means to encourage long-term performance by our NEOs is to create an ownership culture where Endo's leaders have a meaningful stake in the Company's financial future. However, immediately following the consummation of the Plan in April 2024, the NEOs had no ownership stake in Endo, Inc. and no outstanding LTI awards of any type.

As contemplated by the Plan, on the Effective Date, Endo, Inc. adopted the 2024 Stock Plan and authorized and reserved 3.6 million shares for issuance pursuant to equity incentive awards to be granted under such plan. In order to quickly establish a meaningful equity stake in Endo, Inc. for Messrs. Bradley, Maletta and Barry and Dr. Tursi, the Committee approved initial grants, from this reserve, of equity-based LTI awards for these individuals, which were granted on September 30, 2024 (the Initial NEO Grants). The amounts granted were determined as follows:

Committee Action	Considerations
The Committee established a target amount for each eligible NEO, determined as a percentage of salary, to be used solely for purposes of the respective NEO's Initial NEO Grant. The target amount for each eligible NEO was set as the product of the respective NEO's base salary and 425% for each of Messrs. Bradley, Maletta and Barry, and 300% for Dr. Tursi (the Initial LTI Targets).	The executive employment agreements of each eligible NEO specify that LTI awards will be determined at the sole discretion of the Committee. In determining the Initial LTI Targets, the Committee considered market data on total compensation packages, the value of long-term incentive grants at the Pay Comparator Companies and other factors as further discussed above under the heading "Annual LTI Awards."
The Committee determined the total expected target value of each Initial NEO Grant by multiplying the respective NEO's Initial LTI Target by a multiple of approximately 217.7% (the Initial LTI Multiple). The Initial NEO Grants were intended to represent upfront grants of both 2024 and 2025 LTI awards and, as such, the Committee has not authorized any separate 2025 LTI targets for the NEOs who received Initial NEO Grants.	Because the NEOs had no outstanding LTI awards on the grant date, the Committee considered the importance of both quickly establishing a meaningful equity stake in the Company for the NEOs and retaining its management team during a highly transitional period. While the Committee believes the use of a higher multiple would have been supported by market practices given applicable circumstances, the Committee also took into consideration the potential shareholder dilution impact of a higher multiple.
The Committee determined the number of awards to be granted to each eligible NEO by dividing the total expected target value of the respective NEO's grant by $28.75, representing the estimated per-share fair market value of Endo, Inc. common stock as of the Effective Date.	While the Initial NEO Grants were approved by the Committee on September 30, 2024 when the closing price of Endo, Inc. common stock was $25.48 per share, the Committee used the estimated per-share value of Endo's shares on the Effective Date ($28.75) to determine the number of equity awards, which is the date on which the NEOs began serving as executive officers of Endo, Inc.
The Committee awarded a mix consisting of 70% PSUs and 30% RSUs.	The Committee considered market practices, the effects of each award type on shareholder dilution and the Committee's desire to promote the creation and preservation of long-term shareholder value.

The resulting Initial NEO Grants are reflected in the following table (certain amounts may not recalculate due to rounding):

Name	Initial LTI Target (Defined Above) ($)	Initial LTI Multiple (Defined Above) (%)	Initial NEO Grant (Expected Target Value) ($)	Initial NEO Grant (Number of PSUs at Target) (#)	Initial NEO Grant (Number of RSUs) (#)	Initial NEO Grant (Grant Date Fair Value) ($)(1)
Mark T. Bradley	$ 3,079,784	217.7 %	$ 6,705,765	163,271	69,973	$ 4,434,433
Matthew J. Maletta	$ 3,125,752	217.7 %	$ 6,805,873	165,708	71,018	$ 4,500,637
Patrick A. Barry	$ 2,895,916	217.7 %	$ 6,305,450	153,524	65,796	$ 4,169,712
James P. Tursi, M.D.	$ 1,863,000	217.7 %	$ 4,056,395	98,765	42,327	$ 2,682,436

_____

(1)   Refer to the Summary Compensation Table and corresponding footnotes for a discussion of grant date fair values, which were determined in accordance with ASC 718.

Performance Share Units. Performance under the PSUs granted in 2024 is measured based on the compounded annual growth rate of the value of Endo's common stock over a cumulative three-year performance period generally beginning on the Effective Date and ending on April 27, 2027. The number of PSUs awarded to each eligible NEO on the grant date was determined by the Committee upon grant, with the actual number of shares released at the end of the three-year period depending on how well the Company performs against the Adjusted Share Price CAGR (defined below) targets established on the grant date. Under the current design, the PSUs will not vest unless the three-year Adjusted Share Price CAGR reaches at least 10%, at which the threshold attainment multiple of 0.5x will apply. The target attainment multiple of 1.0x will apply if the three-year Adjusted Share Price CAGR is 15%, while the maximum attainment multiple of 1.5x can only be achieved if the three-year Adjusted Share Price CAGR reaches at least 20%. Attainment levels will be interpolated between the levels specified above. For purposes of these PSUs, the following definitions apply:

- "*Adjusted Share Price CAGR*" means the Share Price CAGR (defined below), adjusted to neutralize the effects of any dividend, stock split, reverse stock split or other similar transaction or event during the Performance Period (defined below).
- "*Beginning Per Share Price*" means $28.75.
- "*Ending Per Share Price*" generally means the volume-weighted average price (VWAP) of shares of Endo's common stock during the thirty consecutive trading days prior to last day of the Performance Period.
- "*Performance Period*" means the period beginning on the Effective Date and ending on April 23, 2027.
- "*Share Price CAGR*" means the compounded annual growth between the Beginning Per Share Price and the Ending Per Share Price.

Restricted Stock Units. Each RSU represents the right to receive one ordinary share of the Company as of the date of vesting. The RSUs granted to the NEOs generally vest ratably, annually on each of the first, second and third anniversaries of the Effective Date.

Option Awards. The Company does not currently grant stock options, stock appreciation rights or similar option-like instruments (Options), and the Committee does not presently intend to introduce Options into Endo's LTI compensation program. Accordingly, the Company has no specific policy or practice on the timing of Options with respect to the disclosure of material nonpublic information by the Company. If the Company determines to grant Options, the Committee intends to adopt appropriate policies and practices regarding the timing of such awards with respect to the disclosure of material nonpublic information.

Grant Date Fair Market Value Determination. The number of PSUs and RSUs awarded is based on a determined grant date fair market value (as determined in the sole discretion of the Committee, but in no event shall the determined grant date fair market value be less than the closing price as of the date of the grant).

Interim Chief Executive Officer Considerations. Mr. Hirsch is not currently eligible to receive LTI awards in his capacity as Interim Chief Executive Officer. Mr. Hirsch did however receive equity awards in 2024 in his capacity as a director. Refer to the discussion of the Initial Director Grants in the "Director Compensation" section above for additional information regarding Mr. Hirsch's 2024 equity grants.

Stock Ownership Guidelines for Executive and Senior Management. In making LTI and other compensation decisions, the Committee may also consider the Ownership Guidelines. The current Ownership Guidelines for executives and members of senior management are as follows:

- Chief Executive Officer: 6x base salary
- Executive Vice Presidents: 3x base salary
- Chief Accounting Officer and Senior Vice Presidents: 1x base salary

Executives and members of senior management are generally expected to achieve the Ownership Guidelines within five years of the date on which they were appointed to their then-current level at Endo, Inc. Executives and members of senior management are also expected to continuously own sufficient shares to meet the Ownership Guidelines once attained. For purposes of these Ownership Guidelines, common stock ownership includes (i) common shares individually owned, (ii) common shares owned together with immediate family members and (iii) time-based restricted stock units or restricted shares (whether or not vested), but does not include unexercised stock options or unvested performance share units or performance shares. Since the Effective Date, the NEOs subject to the Ownership Guidelines have made progress toward meeting the recommended guidelines.

Individual Compensation Determinations

Scott Hirsch

Interim Chief Executive Officer

Mr. Hirsch has served as Interim Chief Executive Officer since August 2024. Refer to the "2024 Base Salary Considerations and Determinations" section above for a discussion of the considerations and determinations relating to Mr. Hirsch's compensation.

Mark T. Bradley

Executive Vice President & Chief Financial Officer

Mr. Bradley was appointed as Executive Vice President & Chief Financial Officer of Endo International plc in March 2020 and continues to serve the Company in this capacity. Mr. Bradley has broad-based leadership skills, financial expertise and business acumen related to strategic and financial matters. Through Mr. Bradley's financial management, the Company successfully executed on its "new Endo" goals, including the consummation of the Plan and the completion of related capital markets transactions, while also achieving strong 2024 financial performance despite the anticipated external challenges Endo faced. Throughout 2024, Mr. Bradley played a key leadership role in executing Endo's strategic objectives, including the management of capital allocation priorities, such as investments supporting the Company's key growth drivers. Based on his individual performance and company performance against 2024 enterprise scorecard objectives, Mr. Bradley was awarded the annual performance-based bonus shown in the "2024 Annual Cash IC Considerations and Determinations" section above. Refer to the "2024 Base Salary Considerations and Determinations" and "2024 Annual LTI Considerations and Determinations" sections above for a discussion of the 2024 base salary and LTI actions approved by the Committee for Mr. Bradley.

Matthew J. Maletta

Executive Vice President, Chief Legal Officer & Secretary

Mr. Maletta was appointed as Executive Vice President & Chief Legal Officer of Endo International plc in May 2015 and as Company Secretary of Endo International plc in June 2020, and he continues to serve the Company as Executive Vice President, Chief Legal Officer & Secretary. Mr. Maletta has approximately thirty years of legal experience and organizational leadership in the specialty pharmaceutical industry and with private law firms, including extensive experience in litigation strategy, M&A, corporate, governance, securities, antitrust, finance, commercial and employment law. Throughout 2024, Mr. Maletta played a key leadership role in developing and supporting the advancement of the Company's overall strategy, which included both legal and operational priorities. His expertise and leadership were critical to the Company executing on its "new Endo" goals. He also provided leadership and advice on a wide range of significant legal and business matters, including commercial, intellectual property, business development, regulatory, corporate, investor and media relations. Based on his individual performance and company performance against 2024 enterprise scorecard objectives, Mr. Maletta was awarded the annual performance-based bonus shown in the "2024 Annual Cash IC Considerations and Determinations" section above. Refer to the "2024 Base Salary Considerations and Determinations" and "2024 Annual LTI Considerations and Determinations" sections above for a discussion of the 2024 base salary and LTI actions approved by the Committee for Mr. Maletta.

Patrick A. Barry

Executive Vice President & President, Global Commercial Operations

Mr. Barry was appointed as Executive Vice President & President, Global Commercial Operations of Endo International plc in April 2020 and continues to serve the Company in this capacity. In his current role, Mr. Barry has responsibility for the Company's global commercial organization across each of Endo's four reportable business segments, including Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. Under Mr. Barry's leadership, Endo met its XIAFLEX® commercial maximization goals and achieved strong revenue performance in 2024 despite the anticipated external challenges Endo faced. Mr. Barry also successfully led the strategic and operational oversight of the launch of multiple new Sterile Injectables and Generic Pharmaceuticals products. Based on his individual performance and company performance against 2024 enterprise scorecard objectives, Mr. Barry was awarded the annual performance-based bonus shown in the "2024 Annual Cash IC Considerations and Determinations" section above. Refer to the "2024 Base Salary Considerations and Determinations" and "2024 Annual LTI Considerations and Determinations" sections above for a discussion of the 2024 base salary and LTI actions approved by the Committee for Mr. Barry.

James P. Tursi, M.D.

Executive Vice President, Global Research & Development

Dr. Tursi was appointed as Executive Vice President, Global Research & Development of Endo International plc in January 2022 and continues to serve the Company in this capacity. Dr. Tursi has responsibility for Endo's global research & development efforts, including for current products and future product candidates across Endo's segments. In 2024, under Dr. Tursi's leadership, Endo launched five new products across its Sterile Injectables and Generic Pharmaceuticals segments, while also advancing a number of other key portfolio initiatives, including in relation to potential future indications for XIAFLEX®. Dr. Tursi's leadership was also critical to the Company achieving its 2024 goals related to enhancing its product development process. Based on his individual performance and company performance against 2024 enterprise scorecard objectives, Dr. Tursi was awarded the annual performance-based bonus shown in the "2024 Annual Cash IC Considerations and Determinations" section above. Refer to the "2024 Base Salary Considerations and Determinations" and "2024 Annual LTI Considerations and Determinations" sections above for a discussion of the 2024 base salary and LTI actions approved by the Committee for Dr. Tursi.

Compensation Committee Report

The Compensation & Human Capital Committee reviewed and discussed with the Company's management the section of this report entitled "Compensation Discussion and Analysis." In reliance on this review and discussion, the Compensation & Human Capital Committee recommended to the Board of Directors that the section entitled "Compensation Discussion and Analysis" be included in this report.

Submitted by the Compensation & Human Capital Committee of the Company's Board of Directors.

Members of the Compensation & Human Capital Committee:

Sophia Langlois (Chair)
Paul Herendeen (Member)
Paul Efron (Member)

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the cash and non-cash compensation paid to or earned by the NEOs. Information has been included for each NEO for each of the years ending December 31, 2024, 2023 and 2022 in which that individual met the definition of a NEO, including for service as an executive officer of Endo, Inc. following the consummation of the Plan and, as applicable, for Endo International plc prior to the consummation of the Plan. For a complete understanding of the table, please read the footnotes and narrative disclosures that follow the table.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Current Named Executive Officers:							
Scott Hirsch	2024	$ 986,739	$ —	$ 797,626	$ —	$ 26,476	$ 1,810,841
Interim Chief Executive Officer							
Mark T. Bradley	2024	$ 719,943	$ —	$ 4,434,433	$ 484,432	$ 13,800	$ 5,652,608
Executive Vice President & Chief Financial Officer	2023	$ 700,150	$ —	$ —	$ 1,386,297	$ 9,650	$ 2,096,097
Matthew J. Maletta	2024	$ 730,688	$ —	$ 4,500,637	$ 491,663	$ 32,130	$ 5,755,118
Executive Vice President, Chief Legal Officer & Secretary	2023	$ 710,600	$ —	$ —	$ 1,406,988	$ 25,370	$ 2,142,958
	2022	$ 702,948	$ 3,517,470	$ —	$ —	$ 29,900	$ 4,250,318
Patrick A. Barry	2024	$ 676,961	$ —	$ 4,169,712	$ 455,511	$ 13,451	$ 5,315,635
Executive Vice President & President, Global Commercial Operations	2023	$ 658,350	$ —	$ —	$ 1,303,533	$ 20,258	$ 1,982,141
James P. Tursi, M.D.	2024	$ 616,962	$ —	$ 2,682,436	$ 385,486	$ 13,680	$ 3,698,564
Executive Vice President, Global Research & Development	2023	$ 600,000	$ —	$ —	$ 876,000	$ 13,350	$ 1,489,350
	2022	$ 562,802	$ 4,490,000	$ 899,997	$ 390,000	$ 16,350	$ 6,359,149
Former Named Executive Officer:							
Blaise Coleman (5)	2024	$ 705,827	$ —	$ —	$ —	$ 6,372,632	$ 7,078,459
Former President & Chief Executive Officer	2023	$ 1,000,000	$ —	$ —	$ 4,740,000	$ 22,539	$ 5,762,539
	2022	$ 978,296	$ 11,850,000	$ —	$ —	$ 21,551	$ 12,849,847

(1) The amount for Mr. Hirsch includes $946,154 for his service as Interim Chief Executive Officer and, prior to the commencement of his service as Interim Chief Executive Officer, $40,585 for his cash retainer for Board services.

(2) The amounts shown in this column for 2022 include: (i) 2022 prepayments by Endo International plc of certain compensation components that normally would have been earned, paid and/or granted subsequent to when the prepayments occurred and (ii) in the case of Dr. Tursi, amounts earned in the ordinary course in respect of then-outstanding cash compensation arrangements of Endo International plc that were originally provided to Dr. Tursi in early 2022 in connection with his commencement of employment. The 2022 prepayments included in this column, which were previously disclosed, resulted in the acceleration of reporting of certain compensation components which, had they adhered to the normal compensation timeline, would have been reportable in one or more future years.

(3) The amounts shown in this column represent grant date fair values determined in accordance with ASC 718. The amount in 2024 for Mr. Hirsch and the amount in 2022 for Dr. Tursi relate to RSUs. The amounts in 2024 for the other NEOs relate to a combination of RSUs and market-based PSUs measured based on the compounded annual growth rate of the value of Endo's common stock (referred to as CAGR-based PSUs). RSUs were valued based on the closing price of Endo's common shares on the date of grant and CAGR-based PSUs were valued using a Monte-Carlo variant valuation model that takes into account a variety of potential future share prices for Endo. Refer to the "Share-Based Compensation" footnote in Part IV, Item 15 of this report for the assumptions we use in valuing and expensing stock awards in accordance with ASC 718. The values of the 2024 PSUs on the grant date assuming that the highest level of performance would be achieved (determined by multiplying the maximum number of shares issuable pursuant to such PSUs by the closing price of Endo, Inc. common stock on the grant date of $25.48) were $6,240,230, $6,333,360, $5,867,687 and $3,774,811 for Mr. Bradley, Mr. Maletta, Mr. Barry and Dr. Tursi, respectively, compared to $2,651,521, $2,691,098, $2,493,230 and $1,603,944, respectively, representing the grant date fair values of such PSUs included in the table above. Mr. Hirsch was serving as both a director and as Interim Chief Executive Officer on the date that his 2024 stock awards were granted. Mr. Hirsch has not received, and is not currently eligible to receive, any stock awards in respect of his service as Endo's Interim Chief Executive Officer. Instead, he was granted stock awards in respect of his service on the Board, with amounts and vesting terms generally determined on the same basis as Endo's non-employee directors. Refer to the discussion of the Initial Director Grants above in the "Director Compensation" section for additional information regarding Mr. Hirsch's awards. For additional information on each of the 2024 amounts included in the Summary Compensation Table, refer to the "2024 Grants of Plan-Based Awards" table below.

(4) The amounts shown in this column for 2024 represent amounts earned pursuant to the Company's annual cash IC program with respect to 2024 performance, which were approved by the Compensation & Human Capital Committee on February 25, 2025. Mr. Hirsch is not currently eligible to participate in the Company's annual cash IC program. As previously disclosed, (i) the amounts shown in this column for 2023 relate to outperformance bonuses associated with prior prepaid compensation arrangements of Endo International plc, and were paid in lieu of any additional cash IC the NEOs would have otherwise been eligible to receive based on above-target 2023 performance under the Endo International plc annual cash IC program and (ii) the amount shown in 2022 relates to the 2022 prepayment of Dr. Tursi's 2022 annual cash IC.

(5) The amounts shown in this column for 2024 include the items summarized in the table that follows:

Name	Perquisites & Other Personal Benefits (a)	Registrant Contributions to Defined Contribution Plans (b)	Other (c)	Total
Current Named Executive Officers:				
Scott Hirsch	$ 26,476	$ —	$ —	$ 26,476
Mark T. Bradley	$ —	$ 13,800	$ —	$ 13,800
Matthew J. Maletta	$ 18,330	$ 13,800	$ —	$ 32,130
Patrick A. Barry	$ —	$ 13,451	$ —	$ 13,451
James P. Tursi, M.D.	$ —	$ 13,680	$ —	$ 13,680
Former Named Executive Officer:				
Blaise Coleman	$ —	$ 13,800	$ 6,358,832	$ 6,372,632

(a) The total value of all perquisites and personal benefits for each NEO did not exceed $10,000 except for the amounts shown for Mr. Hirsch and Mr. Maletta. Pursuant to the terms of Mr. Hirsch's Interim CEO Arrangement (which is further discussed above in CD&A), in acknowledgement of the fact that Mr. Hirsch resides outside the state of Pennsylvania, the Company has agreed to provide him reimbursements for reasonable travel and lodging expenses associated with trips to the Company's offices while he is serving as Interim Chief Executive Officer. The amount in the table above relates to such reimbursements. The amount for Mr. Maletta consists of $15,000 for financial and/or legal services, $2,900 for costs associated with executive physicals and $430 for miscellaneous other amounts.

(b) Represents the employer's contributions to defined contribution retirement plans.

(c) In connection with his August 2024 termination of service, Endo and Mr. Coleman entered into a separation arrangement in August 2024, pursuant to which Mr. Coleman was entitled to the payments and benefits as required by terms of the employment agreement. In addition to the payment of any accrued but unpaid base salary and accrued but unused paid time off as of the termination date, Mr. Coleman received the following cash payments in connection with his separation: $5,175,000 in cash severance, $1,000,000 in respect of his 2024 annual cash IC (pro-rated) and $84,836 in lieu of notice of termination. His separation arrangement also provided for 24 months of health, welfare and life insurance benefits continuation valued at $68,996 and 12 months of outplacement services valued at $30,000. Mr. Coleman continues to be subject to the post-termination restrictive covenants provided for in his employment agreement with Endo, Inc., including with respect to non-competition and non-solicitation.

The employment agreements, short-term and long-term incentive compensation program and awards, explanation of amount of salary and bonus in proportion to total compensation and other elements of the Summary Compensation Table are discussed at length above in CD&A.

2024 Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to the NEOs, including grants made under the 2024 Stock Plan, during the year ended December 31, 2024. Mr. Coleman did not receive any such grants in 2024.

Name	Award	Grant Date (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards (number of shares of stock or units) (#)(4)	Grant Date Fair Value of Stock & Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Current Named Executive Officers:										
Scott Hirsch	RSU (6)	30-Sep 24							31,304	$ 797,626
Mark T. Bradley	Annual IC		$ —	$ 507,259	$ 989,155					
	Retention & Performance Award		$ —	$ 355,081	$ —					
	PSU (7)	30-Sep 24				81,636	163,271	244,907		$ 2,651,521
	RSU (7)	30-Sep 24							69,973	$ 1,782,912
Matthew J. Maletta	Annual IC		$ —	$ 514,830	$1,003,919					
	Retention & Performance Award		$ —	$ 360,381	$ —					
	PSU (7)	30-Sep 24				82,854	165,708	248,562		$ 2,691,098
	RSU (7)	30-Sep 24							71,018	$ 1,809,539
Patrick A. Barry	Annual IC		$ —	$ 476,975	$ 930,101					
	Retention & Performance Award		$ —	$ 333,882	$ —					
	PSU (7)	30-Sep 24				76,762	153,524	230,286		$ 2,493,230
	RSU (7)	30-Sep 24							65,796	$ 1,676,482
James P. Tursi, M.D.	Annual IC		$ —	$ 403,650	$ 787,118					
	Retention & Performance Award		$ —	$ 282,555	$ —					
	PSU (7)	30-Sep 24				49,383	98,765	148,148		$ 1,603,944
	RSU (7)	30-Sep 24							42,327	$ 1,078,492

(1) Represents the grant date determined in accordance with ASC 718.

(2) With respect to the "Annual IC" rows of the table above, the amounts in these columns represent the target and maximum payout levels under the annual cash IC program; there is no corresponding threshold. With respect to the "Retention & Performance Award" rows of the table above, the amounts represent the target payout level related to the performance-based component of such awards; there is no corresponding threshold or maximum. Refer above to CD&A for further discussion of both of these programs, including discussions related to performance conditions (which related entirely to 2024 performance) and any ultimate payouts that the Compensation & Human Capital Committee approved thereunder. The actual payouts related to the 2024 annual cash IC program are shown above in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." The Compensation & Human Capital Committee has determined that no payouts were earned with respect to the performance-based component of the 2024 Retention & Performance Awards.

(3) The quantities shown in these columns represent the threshold, target and maximum quantities of shares that may be released at the end of the vesting period of the PSUs deemed to have been granted in accordance with ASC 718 during 2024. As described above in the "2024 Annual LTI Considerations and Determinations" section of CD&A, the release of any shares under these PSUs assumes achievement of performance objectives at the threshold level or above. The PSUs granted in 2024 are included above in the Summary Compensation Table in the column titled "Stock Awards."

(4) The quantities shown in these columns consist entirely of RSUs deemed to have been granted in accordance with ASC 718 during 2024. The RSUs granted in 2024 are included above in the Summary Compensation Table in the column titled "Stock Awards."

(5) The amounts shown in this column represent the grant date fair values of the stock awards determined in accordance with ASC 718. The per-unit grant date fair values of the 2024 PSUs and RSUs were $16.24 and $25.48, respectively. Refer to footnote (3) of the Summary Compensation Table above for additional details.

(6) As further described in the "Director Compensation" section above, the RSUs granted to Mr. Hirsch in 2024 represented upfront grants of 2024, 2025 and 2026 LTI retainers for Board service. As of the date of this report, no additional stock awards have been approved by the Compensation & Human Capital Committee for Mr. Hirsch.

(7) As further described above in CD&A, except for Mr. Hirsch, the PSUs and RSUs granted to the Current NEOs in 2024 represented upfront grants of both 2024 and 2025 LTI awards. As of the date of this report, no additional stock awards have been approved by the Compensation & Human Capital Committee for these individuals.

Refer to the CD&A section above for discussion of the material terms, determining amounts payable, vesting schedules and other material conditions of these grants, including the summarized performance conditions associated with Endo's PSU awards included under the "2024 Annual LTI Considerations and Determinations—Performance Share Units" section of CD&A.

Outstanding Equity Awards at December 31, 2024

The following table summarizes the number of securities underlying outstanding plan awards for the NEOs at December 31, 2024. There we no option awards outstanding as of December 31, 2024.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Scott Hirsch	31,304	$ 766,948	—	$ —
Mark T. Bradley	69,973	$ 1,714,339	—	$ —
	—	$ —	81,636	$ 2,000,082
Matthew J. Maletta	71,018	$ 1,739,941	—	$ —
	—	$ —	82,854	$ 2,029,923
Patrick A. Barry	65,796	$ 1,612,002	—	$ —
	—	$ —	76,762	$ 1,880,669
James P. Tursi, M.D.	42,327	$ 1,037,012	—	$ —
	—	$ —	49,383	$ 1,209,884

(1) These amounts consist entirely of the RSUs described in the 2024 Grants of Plan-Based Awards table above, which were granted on September 30, 2024 under the 2024 Stock Plan, with one-third being scheduled to vest on each of the first, second and third anniversaries of the Effective Date.

(2) These values were calculated by multiplying the number of unvested RSUs by the closing price of Endo, Inc. common stock on December 31, 2024 of $24.50.

(3) These amounts relate entirely to the PSUs described in the 2024 Grants of Plan-Based Awards table above, which were granted on September 30, 2024 under the 2024 Stock Plan and are scheduled to vest, subject to the achievement of applicable performance conditions, on the third anniversary of the Effective Date. Amounts are reported at threshold performance levels (50% of target).

(4) These values were calculated by multiplying the number of shares that would be earned pursuant to unvested PSUs at threshold performance levels (50% of target) by the closing price of Endo, Inc. common stock on December 31, 2024 of $24.50. The actual number of shares earned from PSUs can be between 0% and 150% of the target performance level and depends on performance in relation to the terms of the PSUs. For additional information regarding the terms of the Company's PSUs, refer above to the "2024 Annual LTI Considerations and Determinations" section of CD&A.

Option Exercises and Stock Vested in 2024

No such activity occurred during the year ended December 31, 2024.

Potential Payments Upon Termination or Change in Control

The following section describes potential payments to the NEOs upon various termination and change in control scenarios as if such event(s) took place on December 31, 2024. The payments and benefits described in this section are governed by each NEO's then-existing employment agreement, individual award agreements, the respective equity plan(s) to which each award relates and/or any other applicable compensatory arrangements. The consummation of the Plan on the Effective Date did not result in severance payments or benefits becoming due to any of the NEOs. The equity award acceleration amounts in the table that follows were calculated using the closing price of Endo, Inc. common stock on December 31, 2024 of $24.50.

Name	Cash Separation Payment ($)		Health and Welfare and Life Insurance Benefits ($)		Disability Benefits ($)		Acceleration of Equity Awards (in the money value at December 31, 2024) ($)	
Termination for Cause, Resignation or Retirement								
Scott Hirsch	$	—	$	—	$	—	$	—
Mark T. Bradley	$	—	$	—	$	—	$	—
Matthew J. Maletta	$	—	$	—	$	—	$	—
Patrick A. Barry	$	—	$	—	$	—	$	—
James P. Tursi, M.D.	$	—	$	—	$	—	$	—
Death								
Scott Hirsch	$	—	$	—	$	—	$	255,633
Mark T. Bradley	$	484,432	$	40,539	$	—	$	1,714,339
Matthew J. Maletta	$	491,663	$	15,917	$	—	$	1,739,941
Patrick A. Barry	$	455,511	$	40,539	$	—	$	1,612,002
James P. Tursi, M.D.	$	385,486	$	40,539	$	—	$	1,037,012
Disability								
Scott Hirsch	$	—	$	—	$	—	$	255,633
Mark T. Bradley	$	484,432	$	60,232	$	1,089,311	$	1,714,339
Matthew J. Maletta	$	491,663	$	33,630	$	1,110,942	$	1,739,941
Patrick A. Barry	$	455,511	$	60,232	$	942,785	$	1,612,002
James P. Tursi, M.D.	$	385,486	$	60,232	$	882,000	$	1,037,012
Change in Control								
Scott Hirsch	$	—	$	—	$	—	$	766,948
Mark T. Bradley	$	—	$	—	$	—	$	—
Matthew J. Maletta	$	—	$	—	$	—	$	—
Patrick A. Barry	$	—	$	—	$	—	$	—
James P. Tursi, M.D.	$	—	$	—	$	—	$	—
Termination Without Cause or Quit for Good Reason (Regardless of Whether Such Termination Follows a Change in Control)								
Scott Hirsch	$	—	$	—	$	—	$	—
Mark T. Bradley	$	3,100,438	$	60,232	$	—	$	257,979
Matthew J. Maletta	$	3,146,714	$	33,630	$	—	$	261,828
Patrick A. Barry	$	2,915,338	$	60,232	$	—	$	242,583
James P. Tursi, M.D.	$	2,555,881	$	60,232	$	—	$	156,055

<u>Cash Separation Payment</u>

For each of the Current NEOs except Mr. Hirsch, in the event of a termination for death or Disability (as defined in the applicable employment agreements), the respective NEO would be entitled to a cash payment equal to the NEO's prorated IC for the year of termination (based on actual results).

For each of the Current NEOs except Mr. Hirsch, in the event of a termination by the Company without Cause or by the Executive for Good Reason (as defined in the applicable employment agreements), the respective NEO would, subject to the NEO executing and not revoking a release of claims, be entitled to a lump-sum cash payment equal to the sum of (i) the NEO's prorated IC for the year of termination (based on actual results) and (ii) an amount equal to two times the sum of the NEO's current base salary and target annual cash IC. A termination by the Company without Cause (as defined in the 2024 Retention & Performance Award agreements) would also entitle the respective NEO to an accelerated lump-sum cash payment in respect of the time-based component of the 2024 Retention & Performance Award ($152,178 for Mr. Bradley, $154,449 for Mr. Maletta, $143,093 for Mr. Barry and $121,095 for Dr. Tursi).

Health and Welfare and Life Insurance Benefits

For each of the Current NEOs except Mr. Hirsch, in the event of a termination for death, the respective NEO's eligible descendants would receive 24 months of continued health and welfare benefits, including medical, dental and vision, the estimated costs of which are included in the table above. Additionally, with respect to each of the Current NEOs, including Mr. Hirsch, death benefits would generally be payable by insurance providers under applicable life insurance policies (in the amount of $1,000,000 for each NEO).

For each of the Current NEOs except Mr. Hirsch, in the event of a termination for Disability or, subject to the respective NEO executing and not revoking a release of claims, a termination by the Company without Cause or by the Executive for Good Reason, health and welfare benefits, including medical, dental and vision, as well as life insurance benefits would continue to be provided on a monthly basis to the respective NEO (and any eligible dependents, if applicable) for a period of 24 months subsequent to the termination date, the estimated costs of which are included in the table above.

Disability Insurance Benefits

For each of the Current NEOs including Mr. Hirsch, upon Disability, disability insurance benefits would generally be payable by insurance providers under applicable disability insurance policies (at a rate of $17,500 per month in the case Mr. Barry and $15,000 per month in the case of the other Current NEOs). Additionally, for each of the Current NEOs except for Mr. Hirsch, the Company would make cash payments to the respective NEO equal to the excess, if any, of 24 months' base salary over the respective NEO's disability benefits. The amounts reflected in the table above represent the Company's estimated payments.

Acceleration of Equity Awards

As discussed above, Mr. Hirsch was granted stock awards in respect of his service on the Board, with amounts and vesting terms generally determined on the same basis as Endo's non-employee directors. As such, the potential termination scenarios contemplated in his stock award agreement are based on his potential termination from Endo's Board (rather than from his position as Endo's Interim Chief Executive Officer), and the termination and change in control provisions included in his stock award agreement are not indicative of the provisions that the Board would have approved for Mr. Hirsch had such awards been granted in respect of his service as Endo's Chief Executive Officer. In the event of a termination for death or Disability (as defined in the 2024 Stock Plan), Mr. Hirsch would be entitled to immediate vesting of the portion of his then-unvested stock awards that would otherwise vest on the first vesting date after his termination. In the event of a Change in Control (as defined in the 2024 Stock Plan), Mr. Hirsch would be entitled to immediate vesting of his then-unvested stock awards. Additionally, while not reflected in the table above, in the event Mr. Hirsch continues to provide service on the Board through the annual shareholders meeting of any year after 2024, but chooses not to stand for re-election to the Board at such meeting, Mr. Hirsch would be entitled to continued vesting of any then-unvested stock awards that would have otherwise vested during the year of such meeting.

For each of the Current NEOs except Mr. Hirsch, in the event of a Change in Control, any then-outstanding and unvested stock awards would not accelerate without termination as these awards require a "double trigger" in order to accelerate and become immediately vested. However, in the event such stock awards were not assumed or substituted in connection with the Change in Control, the stock awards would generally become subject to immediate vesting (except that the PSUs would be prorated and subject to actual performance).

For each of the Current NEOs except Mr. Hirsch, in the event of a termination for death or Disability (as defined in the 2024 Stock Plan), the respective NEO would be entitled to immediate vesting of the stock awards (except that the PSUs would be forfeited without any consideration).

For each of the Current NEOs except Mr. Hirsch, in the event of a termination by the Company without Cause or by the Executive for Good Reason (as defined in the 2024 Stock Plan), the respective NEO would be entitled to immediate prorated vesting of any then-outstanding RSUs. The respective NEO would also remain entitled to continued vesting of any then-outstanding PSUs, with the ultimate number of shares issuable upon vesting being subject to (i) proration based on service through the termination date and (ii) performance, measured through the original vesting date.

Additional Information for Mr. Hirsch

Effective January 1, 2025, the Company and Mr. Hirsch executed a letter (the Hirsch Letter) amending his initial employment letter that, among other things, extended the term of Mr. Hirsch's employment as the Company's Interim Chief Executive Officer until August 15, 2025; provided that in the event a permanent Chief Executive Officer commences employment with the Company prior to August 15, 2025, Mr. Hirsch would serve as Advisor to the Chief Executive Officer until August 15, 2025. The Hirsch Letter further provides that in the event of a termination of Mr. Hirsch by the Company without Cause (as defined in the Hirsch Letter) prior to August 15, 2025, or if Mr. Hirsch were to resign his employment to begin a role at another company after a permanent Chief Executive Officer commenced employment with the Company but prior to August 15, 2025, then Mr. Hirsch would, subject to him executing and not revoking a release of claims, be entitled to receive a lump sum payment equal to the amount of base compensation that he otherwise would have received after the date that his employment ceased had he remained employed through August 15, 2025. These potential payments, which Mr. Hirsch would not have been entitled to prior to the January 2025 execution of the Hirsch Letter, are not reflected in the table above.

Additional Information for Mr. Coleman

Upon the termination of Mr. Coleman's employment effective in August 2024, Mr. Coleman became entitled to the payments and benefits described above in footnote (5)(c) to the Summary Compensation Table above. Mr. Coleman continues to be subject to the post-termination restrictive covenants provided for in his employment agreement with Endo, Inc., including with respect to non-competition and non-solicitation.

Post-Termination Restrictive Covenants

As further discussed in the "Executive Employment Agreements" section above, the Current NEOs are subject to certain restrictive covenants that would, in the event of a termination, continue to apply for a specified period of time.

Director Compensation

The Compensation & Human Capital Committee is responsible for reviewing and approving the Company's non-employee director compensation program and any fees or other benefits to be paid to non-employee directors. This compensation program is intended to offer competitive pay, taking into consideration compensation levels exhibited by Endo's Pay Comparator Companies. Details of the compensation arrangements that have been approved by the Compensation & Human Capital Committee are summarized below.

Cash Retainers

Since the Effective Date, non-employee directors of Endo, Inc. have generally been entitled to earn annual cash retainers based on their service on the Board and on certain committees of the Board during the annual compensation cycle (which generally runs from January 1st to December 31st of each year). The annual cash retainer amounts that non-employee directors have generally been entitled to earn since the Effective Date include:

Purpose	Board Chairperson		Other Non-Employee Directors
Annual cash retainer for serving on the Board	$	135,000	$	75,000
Annual cash retainer for serving as a member of specified committee, other than the committee's Chair (1)	$	—	$	12,500
Annual cash retainer for serving as Chair of a specified committee (1)	$	—	$	25,000

(1) Amounts are determined on a committee-by-committee basis. Committees eligible for such fees include the Audit & Finance Committee, Compensation & Human Capital Committee, Nominating, Governance and Corporate Responsibility Committee, Compliance Committee and Product Portfolio Committee.

Effective August 29, 2024, Blaise Coleman ceased serving as the Company's President and Chief Executive Officer and Mr. Hirsch was appointed as the Company's Interim Chief Executive Officer. In connection with Mr. Hirsch's appointment as Interim Chief Executive Officer, Mr. Hirsch immediately resigned from all of his then-current Board committee appointments (except that he continued to serve as a member of the Product Portfolio Committee). Mr. Hirsch has been and remains ineligible to earn any of the Board cash retainer amounts described in this section during his tenure as Interim Chief Executive Officer.

The Board has commenced a search for a permanent Chief Executive Officer, which is ongoing. In consideration of the incremental time and commitment required by the non-employee directors of the Board based on, among other things, the search for a permanent Chief Executive Officer and Mr. Hirsch's resignation from most of his Board committee appointments, the Compensation & Human Capital Committee has approved a temporary compensation arrangement pursuant to which each non-employee director, other than Mr. Hirsch, is eligible for a supplemental cash fee of $30,000 per month (or $40,000 per month in the case of the Board Chairperson); provided, however, that while this temporary compensation arrangement is in place, non-employee directors are not eligible to earn cash retainers for any incremental committee appointments made after July 31, 2024. This temporary compensation arrangement became effective September 1, 2024 and is currently approved through March 31, 2025.

The cash amounts described in this section are generally earned ratably over the applicable service period, subject to proration, and paid in arrears in quarterly installments as soon as administratively practicable following the end of the calendar quarter in which the applicable services occurred.

Annual Equity Retainers

Pursuant to the Company's non-employee director compensation program, non-employee directors of Endo, Inc. are generally eligible to earn annual equity retainers with a targeted value $365,000 for the Board Chairperson and $300,000 for the other directors, granted in the form of Restricted Stock Units (RSUs), which shall generally be granted on the first trading day after the Company's Annual Shareholders Meeting. RSUs granted to each non-employee director shall generally vest after one year provided that the non-employee director continues to serve on the Board until at least the date of the Annual Shareholders Meeting of the year of vesting.

Notwithstanding the general policy described above, annual equity retainers for service in 2024, 2025 and 2026 were granted to Messrs. Herendeen, Efron, Hirsch, Pasternak and Yoskowitz and Ms. Langlois upfront in 2024 in the form of RSUs (the Initial Director Grants), with one-third generally subject to vest on each of the first, second and third anniversaries of the Effective Date, in each case subject to the continued service requirements described above for each applicable vesting year. The number of RSUs granted to each eligible director pursuant to the Initial Director Grants was determined by the Compensation & Human Capital Committee by dividing the respective director's aggregate targeted grant values for 2024, 2025 and 2026 ($1,095,000 for the Board Chairperson and $900,000 for the other eligible directors) by $28.75, representing the estimated per-share fair market value of Endo, Inc. common stock as of the Effective Date. As further described below, the Compensation & Human Capital Committee approved the Initial Director Grants on September 30, 2024 when the closing price of Endo, Inc. common stock was $25.48 per share, resulting in awards with grant date fair values, determined in accordance with Accounting Standard Codification Topic 718—Stock Compensation (ASC 718), of $970,457 for the Board Chairperson and $797,626 for the other eligible directors. Pursuant to the Company's current non-employee director compensation program, directors who received the Initial Director Grants are not currently eligible to receive any additional annual equity retainers in their capacity as directors until the 2027 annual compensation cycle.

Non-employee directors are eligible to defer a portion of their annual equity retainers under the Endo, Inc. Directors Deferred Compensation Plan.

Meeting Fees

Pursuant to the Company's non-employee director compensation program, non-employee directors of Endo, Inc. are not eligible to receive any additional compensation for attending meetings of the Board or any of the committees of the Board.

Additional Arrangements

Non-employee directors of Endo, Inc. are generally eligible to be provided or reimbursed for transportation, hotel, food and other incidental expenses related to attending Board and committee meetings or participating in director education programs and other director orientation or educational meetings.

Insurance and Indemnification

The Company has retained directors and officers indemnification insurance coverage. This insurance covers non-employee directors and officers individually.

Non-Employee Director Compensation Table

The following table provides information concerning the 2024 compensation of the Company's non-employee directors and includes any individual who received compensation as a non-employee director at any time during 2024, except for Mr. Hirsch who is a Named Executive Officer and whose 2024 compensation is fully reflected in the Summary Compensation Table under the heading "Executive Compensation Tables". Mr. Coleman, who was a director of the Company during 2024, received no additional compensation for his service as director. For a complete understanding of the following table, please read the footnotes and the narrative disclosures that follow the table.

Name	Director Since	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Current Directors of Endo, Inc.:				
Paul Herendeen	April 2024	$ 253,091	$ 970,457	$ 1,223,548
Paul Efron	April 2024	$ 197,576	$ 797,626	$ 995,202
Sophia Langlois	April 2024	$ 197,576	$ 797,626	$ 995,202
Andy Pasternak	April 2024	$ 199,894	$ 797,626	$ 997,520
Marc Yoskowitz	April 2024	$ 203,044	$ 797,626	$ 1,000,670
Former Directors of Endo International plc:				
Mark G. Barberio	February 2020 (3)	$ 280,000	$ —	$ 280,000
Jennifer M. Chao	February 2021 (3)	$ 160,000	$ —	$ 160,000
Shane M. Cooke	July 2014 (3)	$ 168,333	$ —	$ 168,333
Nancy J. Hutson, Ph.D.	February 2014 (3)	$ 168,333	$ —	$ 168,333
Michael Hyatt	February 2014 (3)	$ 208,333	$ —	$ 208,333
William P. Montague	February 2014 (3)	$ 208,333	$ —	$ 208,333
M. Christine Smith, Ph.D.	July 2020 (3)	$ 160,000	$ —	$ 160,000

(1) The amounts in this column represent all cash fees earned by or paid to each non-employee director during 2024.

(2) The amounts in this column represent the grant date fair values of the Initial Director Grants, which are RSUs that were granted upfront in 2024 in respect of 2024, 2025 and 2026 annual equity retainers and generally vest annually over time through April 23, 2027. The material terms of these Initial Director Grants are described in the "Annual Equity Retainers" section above. As noted therein, pursuant to the Company's current non-employee director compensation program, directors who received the Initial Director Grants are not currently eligible to receive any additional annual equity retainers in their capacity as directors until the 2027 annual compensation cycle. As determined in accordance with ASC 718, the grant date for such RSUs was September 30, 2024 and the grant date fair value per RSU was $25.48. Refer to the "Share-Based Compensation" footnote in our audited financial statements included in Part IV, Item 15 of this report for the assumptions we use in valuing and expensing stock awards in accordance with ASC 718.

(3) These individuals served as non-employee directors of Endo International plc through April 2024 and did not subsequently serve as non-employee directors of Endo, Inc. Pursuant to the terms of the former Endo International plc non-employee director compensation program, these individuals earned cash fees in 2024 through April 2024 (paid monthly in arrears) at a rate of (i) $37,500 per month for serving as a non-employee director (or $50,000 in the case of the Board Chairperson); (ii) $1,250 per month for serving as a member of (or $3,333 per month for chairing) each of the Endo International plc Audit & Finance, Compensation & Human Capital, Nominating, Governance & Corporate Responsibility and Compliance Committees; and (iii) $10,000 per month for serving as a member of (or $15,000 per month for chairing) the Endo International plc Strategic Planning Committee.

The following table summarizes the aggregate number of stock awards, which consisted solely of RSUs, that were outstanding at December 31, 2024 for each non-employee director serving on the Board on such date. There were no option awards outstanding for any of the non-employee directors serving on the Board at December 31, 2024:

Name	Restricted Stock Units Outstanding at Fiscal Year End (#)	Value at Fiscal Year End ($)(1)
Paul Herendeen	38,087	$ 933,132
Paul Efron	31,304	$ 766,948
Scott Hirsch	31,304	$ 766,948
Sophia Langlois	31,304	$ 766,948
Andy Pasternak	31,304	$ 766,948
Marc Yoskowitz	31,304	$ 766,948

(1) Based upon the closing price of Endo, Inc. common stock on December 31, 2024 of $24.50.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Equity Compensation Plan Information

The following table sets forth aggregate information for the fiscal year ended December 31, 2024 regarding the Company's compensation plans, under which equity securities of Endo may be issued to employees and directors.

Plan Category	Column A — Number of securities to be issued upon exercise of outstanding options, warrants and rights	Column B — Weighted-average exercise price of outstanding options, warrants and rights (1)	Column C — Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Equity compensation plans approved by security holders	—	$ —	—
Equity compensation plans not approved by security holders	1,308,657	$ —	2,291,343
Total	1,308,657	$ —	2,291,343

_____

(1) Excludes shares of restricted stock units (RSUs), performance share units (PSUs) and long-term cash incentive awards which will be settled in the Company's ordinary shares.

Security Ownership of Certain Beneficial Owners and Management

The following table, together with the corresponding footnotes, sets forth, as of March 4, 2025, the name and holdings of each person, including any "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Exchange Act), known by Endo to be the "beneficial owner" of more than 5% of the Company's outstanding common shares. The table also sets forth, as of March 4, 2025, the number of common shares beneficially owned by each of the Company's current directors and NEOs, and by all current directors and executive officers of the Company as a group. Footnote (1) below provides a brief explanation of what is meant by the term "beneficial ownership."

Name of Beneficial Owner	Number of Common Shares Beneficially Owned (#)(1)	Percentage of Class (%)(1)
Directors and Named Executive Officers:		
Paul Herendeen	12,695	*
Paul Efron	10,434	*
Scott Hirsch	10,434	*
Sophia Langlois	10,434	*
Andy Pasternak	10,434	*
Marc Yoskowitz	10,434	*
Mark T. Bradley	23,324	*
Matthew J. Maletta	23,672	*
Patrick A. Barry	21,932	*
James P. Tursi, M.D.	14,109	*
All current directors and executive officers of the Company as a group (10 persons)	147,902	*
Other Shareholders:		
GoldenTree Entities (2)	15,047,641	19.7%
Silver Point Entities (3)	7,998,711	10.5%
Oaktree Entities (4)	6,124,446	8.0%
Franklin Resources, Inc. (5)	5,200,614	6.8%
Canyon Entities (6)	4,977,163	6.5%
Marathon Asset Management GP, L.L.C. (7)	3,927,370	5.2%

_____

*The percentage represents less than 1%.

(1) "Beneficial ownership" is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act. The term includes ownership of shares as to which a person, directly or indirectly, has or shares investment or voting power. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of March 4, 2025 that such person has the right to acquire within 60 days after March 4, 2025. The amounts in this table do not reflect future grants.

(2) According to information available to us, this figure represents the number of shares of our common stock beneficially owned by the GoldenTree Entities (as defined herein). The registered holders of the referenced shares are the following funds and accounts: City of New York Group Trust; Clarence Master Fund LP - Series A; Copper Master Fund LP; Crown Managed Accounts SPC - Crown/GT Segregated Portfolio; FS Credit Income Fund; Ginkgo Tree, LLC; GN3 SIP Limited; GoldenTree Distressed Fund IV LP; GoldenTree Distressed Master Fund IV Ltd; GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.; GoldenTree Loan Management II LP; GoldenTree Loan Management III, LP; GoldenTree Loan Management US CLO 1, Ltd.; GoldenTree Loan Management US CLO 10, Ltd.; GoldenTree Loan Management US CLO 11, Ltd.; GoldenTree Loan Management US CLO 12, Ltd.; GoldenTree Loan Management US CLO 3, Ltd.; GoldenTree Loan Management US CLO 4, Ltd.; GoldenTree Loan Management US CLO 5, Ltd.; GoldenTree Loan Management US CLO 6, Ltd.; GoldenTree Loan Management US CLO 7, Ltd.; GoldenTree Loan Management US CLO 8, Ltd.; GoldenTree Loan Management US CLO 9, Ltd.; GoldenTree Loan Management, LP; GoldenTree Loan Opportunities XII, Limited; GoldenTree Multi Sector-C LP; GoldenTree Structured Products - C II LP; GoldenTree US Loan & Bond Fund; Goldentree V1 Master Fund, L.P.; GoldenVest LLC; GT G Distressed Fund 2020 LP; GT Loan Financing I, Ltd.; GT NM, L.P.; GTAM 110 Designated Activity Company; Health Net of California, Inc.; Healthcare Employees' Pension Plan – Manitoba; High Yield And Bank Loan Series Trust; Louisiana State Employees Retirement System; MA Multi-Sector Opportunistic Fund, LP; San Bernardino County Employees Retirement Association; and Syncora Guarantee Inc. (collectively, the "GoldenTree Entities"). Investment power over the GoldenTree Entities is held by GoldenTree Asset Management LP (the "GoldenTree Advisor"). The general partner of the GoldenTree Advisor is GoldenTree Asset Management LLC (the "GoldenTree General Partner"). Steven A. Tananbaum is the managing member of the GoldenTree General Partner. The address for the GoldenTree Entities is 300 Park Avenue, 21st Floor, New York, NY 10022.

(3) According to information available to us, this figure represents the number of shares of our common stock beneficially owned by Silver Point Capital, L.P. or its wholly owned subsidiaries. The registered holders of the referenced shares are the following funds and accounts: Silver Point Capital Fund, L.P.; Silver Point Capital Offshore Master Fund, L.P.; Silver Point Distressed Opportunity Institutional Partners, L.P.; and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (collectively, the "Silver Point Entities"). The Silver Point Entities are managed by Silver Point Capital, L.P. or its wholly owned subsidiaries. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result, may be deemed to be the beneficial owner of all of the shares held by the Silver Point Entities. Messrs. Edward A. Mulé and Robert J. O'Shea are each members of Management and as a result, each may be deemed to be a beneficial owner of all of the shares held by the Silver Point Entities. Management and Messrs. Mulé and O'Shea disclaim beneficial ownership of the reported shares held by the Silver Point Entities except to the extent of their pecuniary interests. The address for the Silver Point Entities is 2 Greenwich Plaza, Suite 1, Greenwich, CT 06830.

(4) According to information available to us, the number of shares of our common stock beneficially owned by the Oaktree Entities (as defined herein) consists of 6,124,446 shares previously issued, and the number of shares to be registered hereby consists solely of 1,378,816 restricted shares previously issued. The registered holders of the referenced shares to be registered are the following funds and accounts: Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; Oaktree Opportunities Fund Xi Holdings (Delaware), L.P.; Oaktree Opportunities Fund Xii Holdings (Delaware), L.P.; Oaktree Capital Holdings, LLC; and Oaktree Capital Group Holdings GP, LLC (collectively, the "Oaktree Entities"). The address for the Oaktree Entities is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(5) The business address for this entity is One Franklin Parkway, San Mateo, CA 94403. This ownership information is based on a Schedule 13G filed with the SEC on October 31, 2024.

(6) According to information available to us, this figure represents the number of shares of our common stock beneficially owned by Canyon Capital Advisors LLC ("Canyon") on behalf of the Canyon Entities (as defined herein). The registered holders of the referenced shares are the following funds and accounts: Canyon-ASP Fund, L.P.; Canyon Balanced Master Fund, Ltd.; Canyon Distressed Opportunity Master Fund III, L.P.; CDOF IV Master Fund, L.P.; Canyon ESG Master Fund, L.P.; Canyon IC Credit Master Fund L.P.; Canyon Distressed TX (A) LLC; Canyon Distressed TX (B) LLC; The Canyon Value Realization Master Fund, L.P.; Canyon-EDOF (Master) L.P.; Canyon NZ-DOF Investing, L.P.; and Canyon Value Realization Fund, L.P. (collectively, the "Canyon Entities"). Each of the Canyon Entities is currently a party to an investment advisory agreement with Canyon, pursuant to which Canyon is granted discretionary right, power and authority to manage and vote with respect to each Canyon Entity's investments, including its investment in the shares. Canyon is ultimately owned by family limited liability companies and/or trusts that are ultimately controlled by Joshua S. Friedman and Mitchell R. Julis. Canyon and each of Messrs. Friedman and Julis disclaim beneficial ownership of the shares, except to the extent of the voting and investment power in respect of the shares. The address for the Canyon Entities is 2728 N. Harwood Street, 2nd Floor, Dallas, TX 75201.

(7) The business address for this entity is 2728 N. Harwood Street, 2nd Floor, Dallas, TX 75201. This ownership information is based on a Schedule 13G filed with the SEC on November 4, 2024.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

Transactions with Related Persons

The Board maintains written policies and procedures for review, approval and monitoring of transactions involving the Company and "related persons" (directors and executive officers or their immediate family members, or beneficial owners of greater than five percent of the Company's outstanding ordinary shares). The policy covers any related person transaction that meets the minimum threshold for disclosure under relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). Such transactions are subject to review and approval by the Audit & Finance Committee.

There were no related person transactions during the last two fiscal years, or any currently proposed transaction, that exceeded or exceeds $120,000.

Director Independence

The Board has adopted and continues to apply categorical independence standards consistent with the New York Stock Exchange (NYSE) listing standards. These standards are available on the Company's website at www.endo.com, under "Investors – Board Policies & Guidelines." All members of the Board's Audit & Finance, Compensation & Human Capital and Nominating, Governance and Corporate Responsibility Committees must meet applicable NYSE independence requirements.

The Board annually determines the independence of directors based on a review by the Board and the Nominating, Governance and Corporate Responsibility Committee. No director is considered independent unless the Board has determined that he or she has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

The Board has affirmatively determined that all of its current members are independent under the NYSE listing rules except Mr. Hirsch while he serves as Interim Chief Executive Officer.

In determining director independence, the Board considered Mr. Herendeen's role as a member of the Board of Directors of Grifols, S.A., beginning in September 2024. During the period from September 2024 to December 2024, the Company paid, or has open payables of approximately $0.6 million to Grifols, S.A. and/or its subsidiaries in the ordinary course of business. The Board has determined that this relationship is not material and does not impair Mr. Herendeen's independence.

On an annual basis and upon the nomination of any new director, the Nominating, Governance and Corporate Responsibility Committee and the Board consider directors' responses to a questionnaire asking about their relationships with the Company (and those of their immediate family members) and other potential conflicts of interest.

The Nominating, Governance and Corporate Responsibility Committee has determined that all of the members of the Audit & Finance, Compensation & Human Capital and Nominating, Governance and Corporate Responsibility Committees meet the applicable independence tests of the NYSE listing rules. Upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee, the Board has determined that none of the current directors has had a material relationship with the Company that would compromise his or her independence except Mr. Hirsch while he serves as Interim Chief Executive Officer.

Item 14. *Principal Accountant Fees and Services*

Fees Paid to the Independent Registered Public Accounting Firm

PwC has served as the Company's independent registered public accounting firm since the Effective Date and Endo International plc since 2014 through the Effective Date. The table that follows summarizes the aggregate estimated fees for services PwC provided during 2024 and 2023 for both Endo, Inc. and Endo International plc:

	2024	2023
Audit Fees (1)	$ 9,290,273	$ 6,078,523
Audit-Related Fees (2)	—	3,600
Tax Fees (3)	1,834,050	1,551,714
All Other Fees (4)	5,925	5,925
Total	$ 11,130,248	$ 7,639,762

_____

(1) Audit fees in 2024 and 2023 relate to:
  • Audit of the Company's, and Endo International plc's, annual financial statements;
  • Reviews of the Company's, and Endo International plc's, quarterly financial statements;
  • Statutory audits for the Company, and Endo International plc's, and certain of its subsidiaries;
  • Additional audit work as a result of the Debtor's voluntary petition filed under Chapter 11 of the bankruptcy code and the resulting impact to the Company's and/or Endo International plc's consolidated financial statements including application of fresh start accounting and bankruptcy adjustments;
  • Comfort letters and registration statements; and
  • Attestation services required by regulation or statute.
(2) Audit-related fees in 2023 relate to:
  • Other services related to accounting and financial reporting.
(3) Tax fees in 2024 and 2023 relate to:
  • Tax compliance and reporting assistance, preparing or reviewing tax returns and related filings;
  • Tax audit defense to advise on the defense of a tax authority assessment related to value added tax; and
  • Tax consulting, planning and advice, including advice related to the impact of changes in tax laws.
(4) Knowledge tools.

In considering the nature of the services provided by PwC, the Audit & Finance Committee determined that such services are compatible with the provision of independent audit services. The Audit & Finance Committee discussed these services with PwC and Endo management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the standards adopted by the Public Company Accounting Oversight Board (PCAOB).

Pre-Approval Policy

Consistent with SEC policies regarding auditor independence, the Audit & Finance Committee has responsibility for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit & Finance Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to the engagement of the independent registered public accounting firm for the next year's audit, management will submit to the Audit & Finance Committee for approval a list of services and related fees expected to be rendered during that year within each of the following four categories of services:

- *Audit services* include audit work performed on the financial statements. This category also includes work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, consents and other services related to SEC matters.
- *Audit-related services* are for assurance and related matters that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions and employee benefit plan audits. This category also includes other services and discussion related to the proper application of financial accounting and/or reporting standards.
- *Tax services* include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with the coordination of execution of tax-related activities, primarily in the area of mergers and acquisitions; supporting other tax-related regulatory requirements; and tax compliance and reporting.
- *Other fees* are those associated with services not captured in the other categories.

Prior to engagement, the Audit & Finance Committee pre-approves the independent registered public accounting firm's services within each category. The fees are budgeted and the Audit & Finance Committee requires the independent registered public accounting firm to report actual fees versus budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit & Finance Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit & Finance Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit & Finance Committee at its next scheduled meeting.

PART IV

Item 15. **_Exhibit and Financial Statement Schedules_**

(a) The following documents are filed as part of this report:

1. The Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm (PCAOB ID 238)

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Operations for the Successor year ended December 31, 2024, the Predecessor period January 1 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

Consolidated Statements of Comprehensive (Loss) Income for the Successor year ended December 31, 2024, the Predecessor period January 1 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

Consolidated Statements of Shareholders' (Deficit) Equity for the Predecessor period January 1 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), and Consolidated Statement of Stockholders' Equity for the Successor year ended December 31, 2024

Consolidated Statements of Cash Flows for the Successor year ended December 31, 2024, the Predecessor period January 1 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor)

Notes to Consolidated Financial Statements

2. Financial Statement Schedule

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs (1)	Other (2)	Balance at End of Period
Valuation Allowance For Deferred Tax Assets:					
Year Ended December 31, 2022 (Predecessor)	$ 10,169,294	$ 273,538	$ (46)	$ (6,367)	$ 10,436,419
Year Ended December 31, 2023 (Predecessor)	$ 10,436,419	$ 6,431,095	$ —	$ 6,125	$ 16,873,639
Period from January 1, 2024 through April 23, 2024 (Predecessor)	$ 16,873,639	$ 81,197	$ (16,954,070)	$ (766)	$ —
Year Ended December 31, 2024 (Successor)	$ —	$ 342	$ —	$ —	$ 342

_____

(1) Deductions for the Predecessor period January 1, 2024 through April 23, 2024 include the elimination of the Predecessor valuation allowance in conjunction with the application of fresh start accounting, as described in Note 3. Fresh Start Accounting in this report.

(2) Represents the remeasurement of net deferred tax assets due to changes in statutory rates.

All other financial statement schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits

		Incorporated by Reference from:		
Number	**Description**	**File Number**	**Filing Type**	**Filing Date**
2.1	Fourth Amended Joint Chapter 11 Plan of Reorganization of Endo International plc and its Affiliated Debtors.	333-280767	S-1	July 12, 2024
2.2#	Agreement and Plan of Merger, dated as of October 19, 2020, by and among BioSpecifics Technologies Corp., Endo International plc, and Beta Acquisition Corp.	333-280767	S-1	July 12, 2024
2.3#	Purchase and Sale Agreement, dated as of April 14, 2024, among Endo Enterprise, Inc., Endo USA, Inc. and Paladin Pharma Inc., as the buyers, and Endo International plc and the other sellers, as defined therein, as the sellers.	333-280767	S-1	July 12, 2024
3.1	Amended and Restated Certificate of Incorporation.	333-280767	S-1	July 12, 2024
3.2	Amended and Restated Bylaws.	333-280767	S-1	July 12, 2024
4.1.1	Specimen Common Stock Certificate (Unrestricted).	333-280767	S-1	July 12, 2024
4.1.2	Specimen Common Stock Certificate (144A).	021-508269	S-1	July 12, 2024
4.1.3	Specimen Common Stock Certificate (Reg S).	021-508269	S-1	July 12, 2024

Number	Description	Incorporated by Reference from:		
		File Number	Filing Type	Filing Date
4.1.4	Specimen Common Stock Certificate (Accredited Investor).	021-508269	S-1	July 12, 2024
4.2	Indenture, dated as of April 23, 2024, among Endo Finance Holdings, Inc., as the issuer, Endo, Inc., as parent guarantor, each of the other subsidiary guarantors party thereto and Computershare Trust Company, National Association, as trustee and notes collateral agent (including form of 8.500% Senior Secured Notes due 2031).	333-280767	S-1	July 12, 2024
4.2.1	First Supplemental Indenture, dated as of May 23, 2024, among Endo Finance Holdings, Inc., as the issuer, and Computershare Trust Company, National Association, as trustee.	333-280767	S-1	July 12, 2024
10.1#	First Lien Intercreditor Agreement, dated as of April 23, 2024, among Endo, Inc., Endo Finance Holdings, Inc., the other grantors party thereto, Goldman Sachs Bank USA, as bank collateral agent, Computershare Trust Company, National Association, as notes collateral agent.	333-280767	S-1	July 12, 2024
10.2	Stockholders' Agreement, dated April 23, 2024, among Endo, Inc. and the stockholders of Endo, Inc.	333-280767	S-1	July 12, 2024
10.3	Supply Agreement, dated June 26, 2008, between Auxilium and Hollister-Stier Laboratories LLC.	021-508269	S-1	July 12, 2024
10.4+	Endo, Inc. Non-Employee Director Compensation Policy.	333-280767	S-1/A	July 26, 2024
10.5+	Endo, Inc. Director Deferred Compensation Plan.	333-280767	S-1/A	July 26, 2024
10.6+	Endo, Inc. 2024 Stock Incentive Plan.	333-280767	S-1/A	July 26, 2024
10.7+	Form of Employee RSU Award Notice under Endo, Inc.'s 2024 Stock Incentive Plan.	333-280767	8-K	October 4, 2024
10.8+	Form of Director RSU Award Notice under Endo, Inc.'s 2024 Stock Incentive Plan	333-280767	8-K	October 4, 2024
10.9+	Form of Employee PSU Award Notice under Endo, Inc.'s 2024 Stock Incentive Plan	333-280767	8-K	October 4, 2024
10.10+	Form of Long-Term Cash Award Notice under Endo, Inc.'s 2024 Stock Incentive Plan	Not applicable; submitted herewith		
10.11+	Form of 2024 Retention and Performance Award Notice	333-280767	8-K	October 4, 2024
10.12+	Form of Director and Officer Indemnification Agreement of Endo, Inc.	333-280767	S-1/A	July 26, 2024
10.13+	Executive Employment Agreement between Endo USA, Inc. and Blaise A. Coleman, effective as of May 10, 2024.	333-280767	S-1/A	July 26, 2024
10.14+	Executive Employment Agreement between Endo USA, Inc. and Mark T. Bradley, effective as of May 10, 2024.	333-280767	S-1/A	July 26, 2024
10.15+	Executive Employment Agreement between Endo USA, Inc. and Matthew J. Maletta, effective as of May 10, 2024.	333-280767	S-1/A	July 26, 2024
10.16+	Executive Employment Agreement between Endo USA, Inc. and Patrick A. Barry, effective as of May 10, 2024.	333-280767	S-1/A	July 26, 2024
10.17+	Executive Employment Agreement between Endo USA, Inc. and James P. Tursi, M.D., effective as of May 10, 2024.	333-280767	S-1/A	July 26, 2024
10.18#	Credit Agreement, dated as of April 23, 2024, among Endo Finance Holdings, Inc., as the borrower, Endo, Inc., as parent guarantor, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender.	333-280767	S-1/A	July 26, 2024
10.19	First Amendment, dated as of October 29, 2024, among Endo, Inc., Endo Finance Holdings, Inc., each of the subsidiary guarantors party thereto, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent	333-280767	8-K	October 29, 2024
10.20+	Interim CEO Letter, dated as of August 26, 2024, between Endo, Inc. and Scott Hirsch	333-280767	8-K	August 27, 2024

Number	Description	Incorporated by Reference from:		
		File Number	Filing Type	Filing Date
10.21	Global Settlement Agreement, dated February 28, 2024, by and among the United States of America, Endo, Inc. and Endo International plc.	333-280767	S-1	July 12, 2024
10.22+	Interim CEO Extension Letter, dated as of January 6, 2025, between Endo, Inc. and Scott Hirsch	333-280767	8-K	January 6, 2025
19.1	Insider Trading Policy of Endo, Inc.	Not applicable; submitted herewith		
21.1	Subsidiaries of the Registrant.	Not applicable; submitted herewith		
22.1	List of Issuer and Guarantor Subsidiaries of Endo, Inc.	333-280767	S-1	July 12, 2024
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Successor).	Not applicable; submitted herewith		
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (Predecessor).	Not applicable; submitted herewith		
24.1	Power of Attorney	Not applicable; submitted herewith		
31.1	Certification of the Interim Chief Executive Officer of Endo pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Not applicable; filed herewith		
31.2	Certification of the Chief Financial Officer of Endo pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Not applicable; filed herewith		
32.1	Certification of the Interim Chief Executive Officer of Endo pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Not applicable; furnished herewith		
32.2	Certification of the Chief Financial Officer of Endo pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Not applicable; furnished herewith		
97.1	Endo, Inc. Clawback Policy	Not applicable; furnished herewith		
101.INS	iXBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.	Not applicable; submitted herewith		
101.SCH	iXBRL Taxonomy Extension Schema Document.	Not applicable; submitted herewith		
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.	Not applicable; submitted herewith		
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.	Not applicable; submitted herewith		
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.	Not applicable; submitted herewith		
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.	Not applicable; submitted herewith		
104	Cover Page Interactive Data File, formatted in iXBRL and contained in Exhibit 101.	Not applicable; submitted herewith		

\# Schedules, exhibits and similar attachments to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

+ Management contract or compensatory plan or arrangement.

Item 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto, duly authorized.

	ENDO, INC.
	(Registrant)

	/S/ SCOTT A. HIRSCH
Name:	**Scott A. Hirsch**
Title:	**Interim Chief Executive Officer**
	(Principal Executive Officer)

Date: March 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ SCOTT A. HIRSCH Scott A. Hirsch	Director, Interim Chief Executive Officer (Principal Executive Officer)	March 13, 2025
/S/ MARK T. BRADLEY Mark T. Bradley	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	March 13, 2025
/S/ FRANK B. RACITI Frank B. Raciti	Vice President, Controller, Chief Accounting Officer (Principal Accounting Officer)	March 13, 2025
* Paul Herendeen	Chairman and Director	March 13, 2025
* Paul Efron	Director	March 13, 2025
* Sophia Langlois	Director	March 13, 2025
* Andy Pasternak	Director	March 13, 2025
* Marc Yoskowitz	Director	March 13, 2025
*By: /S/ MATTHEW J. MALETTA Matthew J. Maletta	Attorney-in-fact pursuant to a Power of Attorney filed with this Report as Exhibit 24.1	March 13, 2025

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Endo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Endo, Inc. and its subsidiaries (Successor) (the "Company") as of December 31, 2024, and the related consolidated statements of operations, of comprehensive (loss) income, of stockholders' equity and of cash flows for the year then ended, including the related notes and schedule of valuation and qualifying accounts for the year ended December 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Notes 1, 2, and 3 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Endo International plc Plan of Reorganization (the Plan) on March 19, 2024 and all conditions required for Plan effectiveness were satisfied on April 23, 2024. Effectiveness of the Plan resulted in the discharge of substantially all claims against Endo International plc that arose before August 16, 2022, and terminates all rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on April 23, 2024 and pursuant to the Plan and the Purchase and Sale Agreement, Endo, Inc. acquired substantially all of the assets, as well as certain equity interests of and assumed certain liabilities of Endo International plc. Endo International plc will be dissolved in connection with the consummation of the Plan.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Annual Indefinite-Lived Intangible Assets Impairment Test

As described in Notes 4 and 12 to the consolidated financial statements, the Company's indefinite-lived intangible assets balance of $50.5 million is comprised of in-process research and development (IPR&D) as of December 31, 2024. Indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired. Management estimates the fair value of the intangible assets using an income approach that utilizes a discounted cash flow model. The discounted cash flow models reflect management's estimates of future cash flows and other factors including estimates of future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates, and the probability of technical and regulatory success. As a result of the annual impairment test, management determined that the carrying amount of certain indefinite-lived assets exceeded their fair value; therefore, the Company recorded an impairment charge of $243.6 million during the fourth quarter of 2024.

The principal considerations for our determination that performing procedures relating to the annual indefinite-lived intangible assets impairment test is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the indefinite-lived intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future sales, gross margins, discount rates, and the probability of technical and regulatory success; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management's process for developing the fair value estimate of the indefinite-lived intangible assets; (ii) evaluating the appropriateness of the discounted cash flow models used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow models; and (iv) evaluating the reasonableness of the significant assumptions used by management related to future sales, gross margins, discount rates, and the probability of technical and regulatory success. Evaluating management's assumptions related to future sales, gross margins, and the probability of technical and regulatory success involved considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow models and (ii) the reasonableness of the discount rate assumptions.

Certain Sales Deduction Reserves

As described in Note 4 to the consolidated financial statements, the amount of revenue recognized by the Company is equal to the fixed amount of the transaction price, adjusted for management's estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, distribution service agreements, and other fees for services, returns and allowances (collectively "sales deductions"). Reserves for sales deductions relate primarily to estimates of unsettled obligations for returns and allowances, rebates and chargebacks. The total sales deduction reserves balance is $417.9 million as of December 31, 2024, of which a portion related to certain sales deduction reserves. Management estimates the reserves for sales deductions based on factors such as direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with direct and indirect customers and other competitive factors.

The principal considerations for our determination that performing procedures relating to certain sales deduction reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of certain sales deduction reserves and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels, and current contract sales terms with direct and indirect customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of certain controls relating to management's estimate of certain sales deduction reserves. These procedures also included, among others (i) developing an independent estimate of certain sales deduction reserves by utilizing third-party information related to direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels, and current contract sales terms with direct and indirect customers; (ii) comparing the independent estimate for certain sales deduction reserves to management's estimates to evaluate the reasonableness of management's estimates; (iii) testing the completeness and accuracy of the underlying data used in the estimate of certain sales deduction reserves; and (iv) testing, on a sample basis, actual payments made and amounts credited to both direct and indirect customers to evaluate whether the payments and credits were made in accordance with the contractual and mandated terms of the Company's agreements, programs, and returns policies.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 13, 2025

We have served as the Company's or its predecessor's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Endo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Endo International plc and its subsidiaries (Predecessor) (the "Company") as of December 31, 2023 and the related consolidated statements of operations, of comprehensive (loss) income, of shareholders' (deficit) equity and of cash flows for the period from January 1, 2024 through April 23, 2024, and for each of the two years in the period ended December 31, 2023, including the related notes and schedule of valuation and qualifying accounts for the period from January 1, 2024 through April 23, 2024, and for each of the two years in the period ended December 31, 2023 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 1, 2024 through April 23, 2024, and for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Notes 1, 2, and 3 to the consolidated financial statements, Endo International plc, together with certain of its direct and indirect subsidiaries, filed petitions on August 16, 2022 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company's Plan of Reorganization (the Plan) was substantially consummated on April 23, 2024. Pursuant to the Plan and the Purchase and Sale Agreement, Endo, Inc. acquired substantially all of the assets, as well as certain equity interests and assumed certain liabilities, of Endo International plc. In connection with the effectiveness of the Plan, fresh start accounting was applied and Endo International plc will be dissolved.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Marketed Products and IPR&D Resulting from the Application of Fresh Start Accounting

As described in Notes 1, 2, and 3 to the consolidated financial statements, on August 16, 2022, Endo International plc, together with certain of its direct and indirect subsidiaries (the Debtors), filed voluntary petitions for relief under the Bankruptcy Code. Pursuant to the Plan of Reorganization and the Purchase and Sale Agreement, Endo, Inc. acquired from the Debtors substantially all of the assets, as well as certain equity interests of the Debtors and non-debtor affiliates and assumed certain liabilities of Endo International plc. Applying fresh start accounting on the effective date resulted in a new basis of accounting. Under fresh start accounting, the reorganization value represents the fair value of the total assets and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The application of fresh start accounting required the reorganization value to be assigned to the identifiable tangible and intangible assets and liabilities (except for deferred income taxes) based on each of their estimated fair values. The fair value of marketed products and in-process research and development (IPR&D) intangible assets was determined using the income approach. The discounted cash flow models reflect management's estimates of future cash flows and other factors including estimates of future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates, and the probability of achieving the estimated cash flows. The IPR&D discount rates and underlying cash flows reflect the uncertainties relevant to development projects, including consideration of the probability of technical and regulatory success based on the current stages of development. The fair value of marketed products and IPR&D resulting from the application of fresh start accounting as of April 23, 2024 was $1,857.4 million and $298.3 million, respectively, which was adjusted in the predecessor period.

The principal considerations for our determination that performing procedures relating to the valuation of marketed products and IPR&D resulting from the application of fresh start accounting is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the marketed products and IPR&D; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) future sales, long-term growth rates, gross margins, operating expenses, and discount rates for the marketed products and IPR&D and (b) the probability of technical and regulatory success for IPR&D; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) reading the restructuring support agreement and related amendments, disclosure statement and subsequent updates, plan of reorganization and subsequent amendments, and settlement agreements; (ii) testing management's process for developing the fair value estimate of the marketed products and IPR&D; (iii) evaluating the appropriateness of the discounted cash flow models used by management; (iv) testing the completeness and accuracy of the underlying data used in the discounted cash flow models; and (v) evaluating the reasonableness of the significant assumptions used by management related to (a) future sales, long-term growth rates, gross margins, operating expenses, and discount rates for the marketed products and IPR&D and (b) the probability of technical and regulatory success for IPR&D. Evaluating management's assumptions related to (a) future sales, long-term growth rates, gross margins, and operating expenses for the marketed products and IPR&D and (b) the probability of technical and regulatory success for IPR&D involved considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow models and (ii) the reasonableness of the discount rate assumptions for the marketed products and IPR&D.

Certain Sales Deduction Reserves

As described in Note 4 to the consolidated financial statements, the amount of revenue recognized by the Company is equal to the fixed amount of the transaction price, adjusted for management's estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, distribution service agreements, and other fees for services, returns and allowances (collectively "sales deductions"). Reserves for sales deductions relate primarily to estimates of unsettled obligations for returns and allowances, rebates and chargebacks. As disclosed by management, the total sales deduction reserves balance is $409.0 million as of April 23, 2024, of which a portion related to certain sales deduction reserves. Management estimates the reserves for sales deductions based on factors such as direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with direct and indirect customers and other competitive factors.

The principal considerations for our determination that performing procedures relating to certain sales deduction reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of certain sales deduction reserves and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels, and current contract sales terms with direct and indirect customers.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of certain controls relating to management's estimate of certain sales deduction reserves. These procedures also included, among others (i) developing an independent estimate of certain sales deduction reserves by utilizing third-party information related to direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, estimated future trends, estimated customer inventory levels, and current contract sales terms with direct and indirect customers; (ii) comparing the independent estimate for certain sales deduction reserves to management's estimates to evaluate the reasonableness of management's estimates; (iii) testing the completeness and accuracy of the underlying data used in the estimate of certain sales deduction reserves; and (iv) testing, on a sample basis, actual payments made and amounts credited to both direct and indirect customers to evaluate whether the payments and credits were made in accordance with the contractual and mandated terms of the Company's agreements, programs, and returns policies.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 13, 2025

We served as the Company's auditor from 2014 to 2025.

ENDO, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	Successor	Predecessor
	December 31, 2024	December 31, 2023
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 387,247	$ 777,919
Restricted cash and cash equivalents	89,183	167,702
Accounts receivable, net	415,924	386,919
Inventories, net	527,736	246,017
Prepaid expenses and other current assets	53,288	82,163
Income taxes receivable	2,509	7,781
Total current assets	$ 1,475,887	$ 1,668,501
PROPERTY, PLANT AND EQUIPMENT, NET	548,818	476,240
OPERATING LEASE ASSETS	39,193	23,033
GOODWILL	—	1,352,011
OTHER INTANGIBLES, NET	1,815,861	1,477,883
DEFERRED INCOME TAXES	240,192	—
OTHER ASSETS	232,950	139,626
TOTAL ASSETS	$ 4,352,901	$ 5,137,294
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 475,485	$ 537,736
Current portion of legal settlement accrual	1,342	—
Current portion of operating lease liabilities	3,994	956
Current portion of long-term debt	15,000	—
Income taxes payable	19,172	102
Total current liabilities	$ 514,993	$ 538,794
DEFERRED INCOME TAXES	46,389	16,248
LONG-TERM DEBT, LESS CURRENT PORTION, NET	2,422,721	—
LONG-TERM LEGAL SETTLEMENT ACCRUAL, LESS CURRENT PORTION	6,088	—
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	34,759	4,132
OTHER LIABILITIES	75,613	79,812
LIABILITIES SUBJECT TO COMPROMISE	—	11,095,868
COMMITMENTS AND CONTINGENCIES (NOTE 17)		
SHAREHOLDERS' EQUITY (DEFICIT):		
Endo International plc Euro deferred shares, $0.01 par value; 4,000,000 shares authorized and issued at December 31, 2023	—	44
Endo International plc ordinary shares, $0.0001 par value; 1,000,000,000 shares authorized; 235,219,612 shares issued and outstanding at December 31, 2023	—	24
Endo, Inc. common stock, $0.001 par value; 1,000,000,000 shares authorized; 76,211,329 shares issued and outstanding at December 31, 2024	76	—
Endo, Inc. additional paid-in capital	1,986,133	—
Endo International plc additional paid-in capital	—	8,980,561
Accumulated deficit	(730,864)	(15,354,427)
Accumulated other comprehensive loss	(3,007)	(223,762)
Total shareholders' equity (deficit)	$ 1,252,338	$ (6,597,560)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$ 4,352,901	$ 5,137,294

See accompanying Notes to Consolidated Financial Statements.

ENDO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars and shares in thousands, except per share data)

	Successor	Predecessor		
	2024	**Period From January 1, 2024 through April 23, 2024**	**2023**	**2022**
TOTAL REVENUES, NET	$ 1,178,166	$ 581,974	$ 2,011,518	$ 2,318,875
COSTS AND EXPENSES:				
Cost of revenues	1,184,469	259,552	946,415	1,092,499
Selling, general and administrative	382,629	158,391	567,727	777,169
Research and development	70,715	32,022	115,462	128,033
Acquired in-process research and development	1,750	750	—	68,700
Litigation-related and other contingencies, net	203	200	1,611,090	478,722
Asset impairment charges	243,635	2,103	503	2,142,746
Acquisition-related and integration items, net	2,370	(196)	1,972	408
Interest expense (income), net	164,051	(2)	—	349,776
Reorganization items, net	—	(6,125,099)	1,169,961	202,978
Other (income) expense, net	(9,769)	5,262	(9,688)	(34,054)
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$ (861,887)	$ 6,248,991	$ (2,391,924)	$ (2,888,102)
INCOME TAX (BENEFIT) EXPENSE	(131,023)	58,511	55,862	21,516
(LOSS) INCOME FROM CONTINUING OPERATIONS	$ (730,864)	$ 6,190,480	$ (2,447,786)	$ (2,909,618)
DISCONTINUED OPERATIONS, NET OF TAX (NOTE 5)	—	182,838	(2,021)	(13,487)
NET (LOSS) INCOME	$ (730,864)	$ 6,373,318	$ (2,449,807)	$ (2,923,105)
NET (LOSS) INCOME PER SHARE—BASIC:				
Continuing operations	$ (9.60)	$ 26.32	$ (10.41)	$ (12.39)
Discontinued operations	—	0.78	(0.01)	(0.06)
Basic	$ (9.60)	$ 27.10	$ (10.42)	$ (12.45)
NET (LOSS) INCOME PER SHARE—DILUTED:				
Continuing operations	$ (9.60)	$ 26.32	$ (10.41)	$ (12.39)
Discontinued operations	—	0.78	(0.01)	(0.06)
Diluted	$ (9.60)	$ 27.10	$ (10.42)	$ (12.45)
WEIGHTED AVERAGE SHARES:				
Basic	76,156	235,220	235,219	234,840
Diluted	76,156	235,220	235,219	234,840

See accompanying Notes to Consolidated Financial Statements.

ENDO, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Dollars in thousands)

	Successor		Predecessor					
	2024		**Period From January 1, 2024 through April 23, 2024**		**2023**		**2022**	
NET (LOSS) INCOME	$	(730,864)	$	6,373,318	$	(2,449,807)	$	(2,923,105)
OTHER COMPREHENSIVE (LOSS) INCOME:								
Net unrealized (loss) gain on foreign currency	$	(3,007)	$	223,762	$	3,179	$	(10,496)
Total other comprehensive (loss) income	$	(3,007)	$	223,762	$	3,179	$	(10,496)
COMPREHENSIVE (LOSS) INCOME	$	(733,871)	$	6,597,080	$	(2,446,628)	$	(2,933,601)

See accompanying Notes to Consolidated Financial Statements.

ENDO, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
(In thousands, except share data)

	Ordinary Shares / Common Stock		Euro Deferred Shares / Preferred Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' (Deficit) Equity
	Number of Shares	Amount	Number of Shares	Amount				
BALANCE, DECEMBER 31, 2021 (PREDECESSOR)	233,690,816	$ 23	4,000,000	$ 45	$ 8,953,906	$ (9,981,515)	$ (216,445)	$ (1,243,986)
Net loss	—	—	—	—	—	(2,923,105)	—	(2,923,105)
Other comprehensive loss	—	—	—	—	—	—	(10,496)	(10,496)
Compensation related to share-based awards	—	—	—	—	17,314	—	—	17,314
Ordinary shares issued	1,517,223	1	—	—	(1)	—	—	—
Tax withholding for restricted shares	—	—	—	—	(1,898)	—	—	(1,898)
Other	—	—	—	(2)	1	—	—	(1)
BALANCE, DECEMBER 31, 2022 (PREDECESSOR)	235,208,039	$ 24	4,000,000	$ 43	$ 8,969,322	$ (12,904,620)	$ (226,941)	$ (4,162,172)
Net loss	—	—	—	—	—	(2,449,807)	—	(2,449,807)
Other comprehensive income	—	—	—	—	—	—	3,179	3,179
Compensation related to share-based awards	—	—	—	—	11,240	—	—	11,240
Ordinary shares issued	11,573	—	—	—	—	—	—	—
Other	—	—	—	1	(1)	—	—	—
BALANCE, DECEMBER 31, 2023 (PREDECESSOR)	235,219,612	$ 24	4,000,000	$ 44	$ 8,980,561	$ (15,354,427)	$ (223,762)	$ (6,597,560)
Net income	—	—	—	—	—	6,373,318	—	6,373,318
Other comprehensive income	—	—	—	—	—	—	223,762	223,762
Cancellation of Predecessor equity	(235,219,612)	(24)	(4,000,000)	(43)	(8,980,561)	8,980,628	—	—
Issuance of Successor common stock	76,155,520	76	—	—	1,981,480	—	—	1,981,556
Other	—	—	—	(1)	—	481	—	480
BALANCE, APRIL 23, 2024 (PREDECESSOR)	76,155,520	$ 76	—	$ —	$ 1,981,480	$ —	$ —	$ 1,981,556

ENDO, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Preferred Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
	Number of Shares	Amount	Number of Shares	Amount				
BALANCE, DECEMBER 31, 2023 (SUCCESSOR)	—	$ —	—	$ —	$ —	$ —	$ —	$ —
Issuance of Successor common stock	76,155,520	76	—	—	1,981,480	—	—	1,981,556
Net loss	—	—	—	—	—	(730,864)	—	(730,864)
Other comprehensive loss	—	—	—	—	—	—	(3,007)	(3,007)
Compensation related to share-based awards	—	—	—	—	3,286	—	—	3,286
Other	55,809	—	—	—	1,367	—	—	1,367
BALANCE, DECEMBER 31, 2024 (SUCCESSOR)	76,211,329	$ 76	—	$ —	$ 1,986,133	$ (730,864)	$ (3,007)	$ 1,252,338

See accompanying Notes to Consolidated Financial Statements.

F-11

ENDO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
OPERATING ACTIVITIES:				
Net (loss) income	$ (730,864)	$ 6,373,318	$ (2,449,807)	$ (2,923,105)
Adjustments to reconcile Net (loss) income to Net cash provided by (used in) operating activities:				
Depreciation and amortization	219,758	92,556	306,448	391,629
Inventory step-up	612,871	—	—	—
Share-based compensation	3,286	—	11,240	17,314
Amortization of debt issuance costs and discount	5,623	—	—	9,406
Deferred income taxes	(232,783)	9,345	4,702	(7,303)
Change in fair value of contingent consideration	2,407	284	1,972	408
Acquired in-process research and development charges	1,750	750	—	68,700
Asset impairment charges	243,635	2,103	503	2,142,746
Non-cash impacts of the reorganization, inclusive of certain reorganization-related income tax expenses	—	(6,471,963)	905,868	89,197
Gain on sale of business and other assets	(6,630)	(115)	(10,392)	(26,183)
Other	6,569	1,577	(222)	2,776
Changes in assets and liabilities which (used) provided cash:				
Accounts receivable	(17,022)	(19,173)	106,506	105,912
Inventories	(5,530)	(11,660)	22,195	(4,359)
Prepaid and other assets	29,733	4,565	38,006	80,350
Accounts payable, accrued expenses and other liabilities	(36,210)	(27,762)	1,500,094	321,055
Income taxes payable/receivable, net	16,826	3,687	(2,015)	650
Liabilities subject to compromise, excluding financing activities	—	(702,153)	—	—
Net cash provided by (used in) operating activities	$ 113,419	$ (744,641)	$ 435,098	$ 269,193
INVESTING ACTIVITIES:				
Capital expenditures, excluding capitalized interest	(36,993)	(19,751)	(94,325)	(99,722)
Capitalized interest payments	—	—	—	(3,140)
Proceeds from the U.S. Government Agreement	12,195	7,728	39,397	18,635
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	(1,750)	(750)	—	(90,320)
Proceeds from sale of business and other assets	5,674	2,188	5,134	41,400
Net cash used in investing activities	$ (20,874)	$ (10,585)	$ (49,794)	$ (133,147)

ENDO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
FINANCING ACTIVITIES:				
Proceeds from issuance of notes	—	1,000,000	—	—
Proceeds from issuance of term loans	—	1,500,000	—	—
Payments for settlement of first lien claims	—	(2,591,609)	—	—
Repayments of term loans	(3,750)	—	—	(180,342)
Proceeds from draw of revolving debt	—	—	—	(10,000)
Adequate protection payments	—	(192,341)	(592,759)	—
Repayments of other indebtedness	(4,761)	(2,381)	(6,733)	(313,109)
Payments for debt issuance and extinguishment costs	—	(58,485)	—	(6,062)
Payments for contingent consideration	(4,409)	(2,134)	(5,136)	—
Proceeds from issuance of common stock	—	500,321	—	(2,462)
Payments for backstop commitment premium	—	(25,540)	—	—
Payments for equity issuance	—	(4,223)	—	—
Proceeds from exercise of options	—	—	—	(1,898)
Net cash (used in) provided by financing activities	$ (12,920)	$ 123,608	$ (604,628)	$ (513,873)
Effect of foreign exchange rate	(200)	(1,998)	704	(4,242)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$ 79,425	$ (633,616)	$ (218,620)	$ (382,069)
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	397,005	1,030,621	1,249,241	1,631,310
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$ 476,430	$ 397,005	$ 1,030,621	$ 1,249,241
SUPPLEMENTAL INFORMATION:				
Cash paid for interest, excluding capitalized interest and adequate protection payments	$ 141,875	$ —	$ —	$ 289,664
Cash paid for income taxes, gross	$ 84,915	$ 2,406	$ 10,465	$ 14,101
Cash refunds from income taxes, gross	$ —	$ —	$ 1,776	$ 3,092

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. DESCRIPTION OF BUSINESS

Background and Basis of Presentation

Unless otherwise indicated or required by the context, references throughout to "Endo," the "Company," the "Successor," "we," "our" or "us" refer to Endo, Inc. and its subsidiaries, as successor entity for accounting and financial reporting purposes following the consummation of the Plan on the Effective Date. References to Endo International plc and its direct and indirect subsidiaries on a consolidated basis, refer to the predecessor entity to Endo, Inc. for accounting and financial reporting purposes prior to and including the consummation of the Plan on the Effective Date. The accompanying Consolidated Financial Statements of Endo, Inc. and its subsidiaries, as well as Endo International plc and its subsidiaries, have been prepared in accordance with U.S. GAAP.

Historically, our business has been operated by Endo International plc, together with its subsidiaries. On August 16, 2022 (the Petition Date), Endo International plc, together with certain of its direct and indirect subsidiaries (the Debtors), filed voluntary petitions for relief under the Bankruptcy Code. The Debtors received approval from the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) to jointly administer their chapter 11 cases (the Chapter 11 Cases) for administrative purposes only pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure under the caption *In re Endo International plc, et al*. On December 19, 2023, the Debtors filed a proposed chapter 11 plan of reorganization (as amended, including on January 5, 2024, January 9, 2024 and March 18, 2024, and including any exhibits and supplements filed with respect thereto, the Plan or Plan of Reorganization) and related disclosure statement with the Bankruptcy Court. The Bankruptcy Court confirmed the Plan on March 19, 2024, and the Debtors satisfied all conditions required for the Plan effectiveness (the Effective Date) on April 23, 2024. Pursuant to the Plan and the PSA, Endo, Inc. acquired from the Debtors substantially all of the assets, as well as certain equity interests of the Debtors and non-debtor affiliates and assumed certain liabilities of Endo International plc. Endo International plc will be dissolved in connection with the consummation of the Plan. Refer to Note 2. Effectiveness of the Plan of Reorganization for additional information about the effects of the Plan.

Endo, Inc. was incorporated as a Delaware corporation on December 5, 2023 for the express purpose of completing the transactions contemplated in the Plan and PSA, which was entered into among Endo, Inc., certain other applicable purchaser entities, certain Debtors and certain non-debtor affiliates. From its formation on December 5, 2023 through the Effective Date, Endo, Inc. had no operations or business transactions or activities other than those taken in furtherance of the transactions contemplated by the Plan including in connection with the incurrence of the Exit Financing Debt (as defined below) and those incidental to the preparation of its registration statement. Accordingly, all incidental charges have been capitalized in Endo, Inc.'s Consolidated Balance Sheet as incurred, primarily concentrated in the lead up to, or on, the Effective Date and, where applicable, reflected as Reorganization Adjustments (as defined below) in the application of fresh start accounting. Immediately prior to the consummation of the Plan, Endo, Inc. had approximately $8 million of assets and liabilities in connection with Exit Financing Debt activities. Endo, Inc. had no other assets, liabilities or operating costs prior to the consummation of the Plan.

In accordance with ASC 852, Endo, Inc. has become the Successor reporting entity. As the application of fresh start accounting resulted in a new basis of accounting, our financial statements and notes for the Successor are not comparable to the historical financial statements and notes of Endo International plc.

NOTE 2. EFFECTIVENESS OF THE PLAN OF REORGANIZATION

Beginning on the Petition Date, the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional then-newly formed Debtors filed petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. Certain entities consolidated by Endo International plc and included in these Consolidated Financial Statements were not party to the Chapter 11 Cases. These entities are collectively referred to herein as the Non-Debtor Affiliates. On and after the Petition Date, the Debtors operated their businesses and managed their properties as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

On the Petition Date, the Debtors entered into a Restructuring Support Agreement (as amended, the RSA) with an ad hoc group of certain creditors holding in excess of 50% of the aggregate outstanding principal amount of Endo International plc's first lien secured indebtedness (the Ad Hoc First Lien Group). Following extensive negotiations with their key stakeholders, including in connection with a mediation process authorized by the Bankruptcy Court, the Debtors filed the Plan. The Plan incorporates settlements reached with, among others, the two official committees that were appointed in the Chapter 11 Cases, the future claimants' representative, the ad hoc groups of first lien claimants and unsecured note holders, all forty-five states who had not previously settled with the Debtors and several U.S. territories, representatives of thirteen Canadian provinces and territories and an ad hoc group of public school districts. These settlements are discussed in more detail in the annual financial statements of Endo International plc within the Company's Prospectus, in connection with the Company's Registration Statement and Note 17. Commitments and Contingencies. In addition to the other settlements reached with various stakeholders during the Chapter 11 Cases, the Plan also incorporates the U.S. Government Economic Settlement (as defined below) and sets forth a post-reorganization governance structure and includes releases for the Debtors and certain other parties.

The resolution reached with the Ad Hoc First Lien Group and the DOJ with respect to claims filed in the Chapter 11 Cases by the United States of America, acting through the United States Attorney's Office for the Southern District of New York, for and on behalf of: (i) the United States Department of Justice Civil Division's Consumer Protection Branch; (ii) the United States Attorney's Office for the Southern District of Florida (S.D. Florida); (iii) the United States Department of Justice Civil Division's Fraud Section, acting on behalf of the Office of Inspector General of the Department of Health and Human Services, the Defense Health Agency, as administrator of the TRICARE program, the Office of Personnel Management, as administrator of the Federal Employees Health Benefits program, and the Department of Veteran Affairs (VA); (iv) the IRS; (v) HHS, CMS and Indian Health Service; and (vi) the VA (collectively, the U.S. Government), including criminal, civil and tax-related claims provided for payment by Endo International plc of $364.9 million over 10 years, or $200 million if the obligation is paid in full on the Effective Date of the Plan, plus contingent consideration of $25 million in each of 2024 through 2028 (up to $100 million in aggregate) if our Earnings Before Interest, Taxes Depreciation and Amortization (EBITDA) sufficiently exceeds defined baselines (U.S. Government Economic Settlement). Refer below for further discussion of the payments made on the Effective Date.

Under the Plan, the Debtors' first lien creditors received 96.3% of equity in Endo, Inc. (subject to dilution) and an opportunity to participate in a $340 million rights offering (First Lien Rights Offering). The second lien creditors and unsecured noteholders received the remaining 3.7% of the equity (also subject to dilution) and the amount of Escrowed Equity as determined by the "Net Debt Equity Split Adjustment" as set forth in the Plan. Second lien creditors and unsecured noteholders also received $23.3 million in cash, certain proceeds of litigation claims and insurance rights, and the opportunity to participate in a $160 million rights offering (GUC Rights Offering) which was subscribed in July 2023. Holders of allowed other general unsecured claims received approximately $2 million in cash and a small percentage of the proceeds of trust litigation claims and insurance rights, subject to certain qualifications. Opioid claimants received distributions from certain trusts and sub-trusts as detailed further below.

To facilitate the First Lien Rights Offering, certain first lien claim holders (the First Lien Backstop Parties), entered into an agreement to purchase the shares not purchased by the non-First Lien Backstop Parties in the First Lien Rights Offering (the First Lien BCA). In exchange for providing the backstop commitments, Endo, Inc. agreed to issue 0.8 million shares of common stock and Endo International plc agreed to pay certain First Lien Backstop Parties a cash amount not to exceed approximately $25.5 million as an "Additional Premium" in exchange for their commitments (First Lien Backstop Premium). To facilitate the GUC Rights Offering, certain first lien claim holders (GUC Backstop Parties) entered into an agreement to purchase any unsubscribed shares in the GUC Rights Offering (GUC BCA). In exchange for providing the backstop commitments, Endo, Inc. agreed to issue a certain number of shares of common stock (GUC Backstop Premium).

To protect Endo International plc's Irish entities and assets from the risk of value-destructive litigation and enforcement efforts not enjoined by the Plan, the Debtors also executed an Irish scheme of arrangement in parallel with the Plan to implement certain terms of the Plan as a matter of Irish law. The scheme of arrangement was widely approved by creditors and sanctioned by the High Court of Ireland on April 18, 2024. The final order approving the scheme was filed on April 19, 2024. In connection with approval of the scheme, on the Effective Date, all claims against the Debtors covered by the scheme were completely released and discharged as a matter of Irish law.

On January 12, 2024, the Bankruptcy Court entered an order conditionally approving the disclosure statement which authorized Endo International plc to solicit votes on the Plan. The Bankruptcy Court also scheduled a combined hearing for: (i) final approval of the disclosure statement as containing "adequate information" as required by the Bankruptcy Code; and (ii) confirmation of the Plan for March 19, 2024. The Bankruptcy Court confirmed the Plan on March 19, 2024, and the Debtors satisfied all conditions required for the Plan effectiveness on the Effective Date.

On or following the Effective Date and pursuant to the terms of the Plan, the following occurred or became effective:
- Endo, Inc. appointed six new members to its board of directors to replace all of the directors of Endo International plc, other than the director also serving as the President and Chief Executive Officer, who was re-appointed pursuant to the Plan;
- All equity interests of Endo International plc that were outstanding immediately prior to the Effective Date were terminated and cancelled;

- Endo, Inc.'s authorized capital stock now consists of 1 billion shares of common stock, par value $0.001 per share, and 25 million shares of preferred stock, par value $0.001 per share;

- Shares of Endo, Inc. common stock issued in reliance upon section 1145 of the Bankruptcy Code (except with respect to any entity that is an underwriter) are exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration for the offer or sale of securities and (i) are not "restricted securities" as defined in Rule 144(a)(3) under the Securities Act, and (ii) are freely tradable and transferable by any holder thereof that, at the time of transfer, (1) is not an "affiliate" (as defined in Rule 144(a)(1) under the Securities Act) of Endo, Inc. or any of its subsidiaries; (2) has not been such an "affiliate" within 90 days of such transfer; and (3) is not an entity that is an underwriter;

- The shares of Endo, Inc. common stock issued in reliance on Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S thereunder, are "restricted securities" subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only in a transaction registered, or exempt from registration, under the Securities Act and other applicable law. In that regard, each of the recipients of such shares of common stock issued pursuant to the Plan made customary representations, including that each was an "accredited investor" (within the meaning of Rule 501(a) of the Securities Act) or a "qualified institutional buyer" (as defined under Rule 144A promulgated under the Securities Act);

- Endo, Inc. issued approximately 33.0 million shares of common stock, in transactions exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code (Unrestricted Shares), as further described above, to holders of first lien claims and holders of second lien deficiency claims and unsecured notes claims in exchange for the satisfaction of their claims;

- Endo, Inc. issued approximately 0.2 million of Unrestricted Shares deposited in escrow with a third-party escrow agent (Escrowed Equity) with such Escrowed Equity to be distributed to holders of second lien deficiency claims and unsecured notes claims in accordance with the "Net Debt Equity Split Adjustment" defined under the Plan, which is excluded for purposes of calculating basic net income (loss) per share in the Consolidated Statements of Operations for the Successor year ended December 31, 2024;

- Endo, Inc. issued approximately 25.8 million of Unrestricted Shares to first lien creditors who participated in the Endo, Inc. First Lien Rights Offering;

- Endo, Inc. issued approximately 3.6 million shares, of which approximately 2.8 million were Unrestricted Shares and approximately 0.8 million were issued in transactions exempt from registration under the Securities Act pursuant to Section 4(a)(2) and/or Regulation D or Regulation S thereunder (Restricted Shares), as further described above, to First Lien Backstop Parties and Endo International plc paid approximately $25.5 million in satisfaction of the First Lien Backstop Premium owed pursuant to the First Lien BCA;

- Endo, Inc. issued less than 0.1 million of Restricted Shares to holders of claims that participated in the GUC Rights Offering;

- Endo, Inc. issued approximately 13.7 million shares, including approximately 12.5 million Restricted Shares to GUC Backstop Parties in connection with the GUC Rights Offering and approximately 1.2 million Unrestricted Shares in satisfaction of the GUC Backstop Premium owed pursuant to the GUC BCA;

- Endo, Inc., through its wholly-owned subsidiary Endo Finance Holdings, Inc. incurred funded indebtedness, collectively Exit Financing Debt, of: (i) a $400 million senior secured five-year superpriority revolving credit facility (New Revolving Credit Facility); (ii) a $1,500 million senior secured seven-year term loan facility (New Term Facility); and (iii) senior secured notes in the aggregate principal amount of $1,000 million, due in 2031 (New Senior Secured Notes);

- The Debtors established and funded various trusts and sub-trusts for the benefit of specified claimants in exchange for the resolution of specified claims against the Debtors, as further described in the Plan and in the applicable settlement and trust agreements and Note 17. Commitments and Contingencies. Where a settlement or trust agreement provided for an option to prepay the settlement consideration at a discounted amount on the Effective Date, such trusts were fully funded on the Effective Date in an aggregate amount equal to approximately $445.5 million;

- The Debtors paid approximately $200.0 million in connection with the U.S. Government Economic Settlement;

- Endo, Inc. received cash of approximately $340.0 million and approximately $160.0 million from the First Lien Rights Offering and GUC Rights Offering, respectively, less certain issuance costs;

- The net proceeds received from the Exit Financing Debt of approximately $2,485.0 million was paid to holders of first lien claims;

- Cash in excess of $200 million (as defined in the Plan as Exit Cash), of approximately $141.9 million was paid to the holders of first lien claims; and

- Intercompany interests among Endo International plc and its direct and indirect subsidiaries were either transferred, directly or indirectly, to the applicable purchaser entities, reinstated or deemed automatically cancelled. Subordinated, Recharacterized or Disallowed Claims (each as defined in the Plan) were cancelled and did not receive any distribution under the Plan. Existing equity interests in subsidiaries and affiliates of the Debtors were cancelled.

Remaining Debtors. Prior to the Effective Date, in accordance with the Plan, Endo, Inc. designated assets and liabilities as "excluded assets" and "excluded liabilities," respectively. Such excluded assets and excluded liabilities remained in the possession of the entities that were not purchased by or transferred to Endo, Inc. (Remaining Debtors). Refer to Note 3. Fresh Start Accounting for additional information about the assets and liabilities that were excluded from the purchase and therefore remained in possession of the Remaining Debtors. The Plan with respect to the Remaining Debtors following the Effective Date is being implemented by a plan administrator pursuant to a plan administrator agreement. On the Effective Date, an initial $39 million was funded by the Debtors, of which $38 million was funded pursuant to the plan administrator agreement. This amount has been, and may be adjusted as agreed to between the plan administrator and Endo, Inc. Any amounts required beyond the initial amount will be funded by Endo, Inc. and any residual amounts that may remain shall be subject to a reversionary interest to Endo, Inc. While it is reasonably possible that the Company will become obligated to fund additional amounts, as of December 31, 2024, the Company has no accrual for loss contingencies related to the wind down of the Remaining Debtors.

2024 Stock Incentive Plan. As contemplated by the Plan, after the Effective Date, Endo, Inc. adopted a long-term incentive plan and authorized and reserved 3.6 million shares for issuance pursuant to equity incentive awards to be granted under such plan. Refer to Note 20. Share-based Compensation for additional information about the 2024 Stock Incentive Plan (the Stock Incentive Plan).

Sources of Cash for Plan Distribution. On the Effective Date, the Debtors (or Endo, Inc.) used cash on hand (including certain restricted cash), proceeds from the GUC Rights Offering and the First Lien Rights Offering and proceeds from the Exit Financing Debt to, among other things, to: (i) make settlement payments under the Plan to the various trust beneficiaries and the U.S. federal government; (ii) make distributions of cash to holders of first lien claims; and (iii) pay certain professional fees. A portion of the proceeds of the First Lien Rights Offering and GUC Rights Offering was retained by Endo, Inc. and will be used for general corporate purposes, referred to elsewhere as Exit Cash.

Reorganization Items, Net

In accordance with ASC 852, certain expenses, gains and losses resulting from and recognized during the Debtors' bankruptcy proceedings were recorded in Reorganization items, net in the Predecessor Consolidated Statements of Operations. The following table sets forth information about the amounts presented as Reorganization items, net in the Predecessor Consolidated Statements of Operations (in thousands):

	Predecessor		
	Period From January 1, 2024 through April 23, 2024	2023	2022
Professional fees	$ 68,163	$ 264,093	$ 113,781
Debt valuation adjustments (1)	192,342	905,868	89,197
Reorganization Adjustments	(5,996,096)	—	—
Fresh Start Adjustments	(389,508)	—	—
Total	$ (6,125,099)	$ 1,169,961	$ 202,978

_____

(1) For the period January 1, 2024 through April 23, 2024, adequate protection payments were $192.3 million and recognized as a reduction to the carrying amount of the respective Predecessor First Lien Debt Instruments. Concurrently, as a result of adjusting to the estimated allowed claim amount for the corresponding debt instruments, a charge was recognized within Reorganization items, net. For the year ended December 31, 2023, adequate protection payments were $592.8 million. In December 2023, the Plan and related disclosure statement were filed with the Bankruptcy Court, which included for the first time, among other things, the estimated allowed claims with respect to outstanding debt obligations. As a result, the unsecured and potentially undersecured debt obligations as of December 31, 2023 were adjusted to equal the expected amount of the allowed claim as detailed in the Plan, resulting in an adjustment of approximately $905.9 million to Liabilities subject to compromise and a corresponding expense recognized within Reorganization items, net in the Consolidated Statements of Operations.

During the period January 1, 2024 through April 23, 2024 and in 2023 and 2022, the Predecessor operating cash flows included net cash outflows of $848.2 million, $261.3 million and $53.7 million, respectively, related to certain amounts classified as Reorganization items, net. During the period January 1, 2024 through April 23, 2024, operating cash outflows primarily related to, among other things, settlement payments under the Plan to the various trust beneficiaries and U.S. Government, plan administrator funding, described in more detail above, as well as payments for professional fees made prior to or on the Effective Date. Also funded, but not reflected in the $848.2 million net cash outflow described above, were payments of $80.5 million placed into escrow prior to or on the Effective Date and reflected as Restricted cash and cash equivalents in the Successor Consolidated Balance Sheet until disbursed to third party vendors or returned to the Company. Following the Effective Date, the Successor operating cashflows included net cash outflows of approximately $79.1 million related to certain amounts classified as Reorganization items, net in the Predecessor Consolidated Statements of Operations. At December 31, 2024, there are no remaining funds in escrow included in Restricted cash and cash equivalents. Refer to Note 3. Fresh Start Accounting for additional information about cash payments made pursuant to the Plan. During the years ended December 31, 2023 and 2022, operating cash outflows primarily consisted of payments for professional fees.

Refer also to Note 16. Debt for information about the non-cash debt valuation adjustments reflected in Reorganization items, net, as well as how the bankruptcy proceedings and certain related developments have affected our debt service payments and how such payments are being reflected in the Consolidated Financial Statements.

Liabilities Subject to Compromise

Since the Petition Date, Endo International plc operated as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with provisions of the Bankruptcy Code. In accordance with ASC 852, on the Predecessor Consolidated Balance Sheets prior to the Effective Date, the caption "Liabilities subject to compromise" reflects the expected allowed amount of the prepetition claims that were not fully secured and that have at least a possibility of not being repaid at the full claim amount. Endo International plc considered the chapter 11 motions approved by the Bankruptcy Court with respect to the amount and classification of its prepetition liabilities, as applicable. Endo International plc evaluated and adjusted the amount of classification of its prepetition liabilities through the Effective Date, as applicable.

NOTE 3. FRESH START ACCOUNTING

Pursuant to the Plan, on the Effective Date, Endo, Inc. purchased substantially all of the assets, as well as certain equity interests of the Debtors and non-debtor affiliates and assumed certain liabilities of Endo International plc. In accordance with ASC 852, fresh start accounting was applied on the Effective Date because (i) the holders of existing Endo International plc voting shares received less than 50% of the voting shares of Endo, Inc., and (ii) the reorganization value of assets, which approximated $5.0 billion, immediately prior to the confirmation of the Plan was less than the corresponding total of all post-petition liabilities and allowed claims, which approximated $11.8 billion. Applying fresh start accounting resulted in a new reporting entity with no beginning retained earnings or accumulated deficit. Accordingly, our financial statements and notes of the Successor are not comparable to the Predecessor financial statements and notes on and prior to the Effective Date.

The application of fresh start accounting required the reorganization value be assigned to Endo, Inc.'s identifiable tangible and intangible assets and liabilities (except for deferred income taxes) based on each of their estimated fair values, as determined in conformity with ASC Topic 805, Business Combinations (ASC 805). The amount of deferred taxes was determined in accordance with ASC Topic 740, Income Taxes (ASC 740) and ASC 852.

Fresh start accounting requires that the reorganization value be assigned to Endo, Inc.'s identified tangible and intangible assets based on their respective fair values, with any excess recorded as goodwill, if applicable; post-petition liabilities have generally been assumed by Endo, Inc. at their historical carrying values; Exit Financing Debt liabilities are measured and recorded by Endo, Inc. at their fair values; and historical accumulated deficit and accumulated other comprehensive loss of Endo International plc is reset to zero by Endo, Inc. As applicable, Endo International plc's liabilities subject to compromise and certain other liabilities were satisfied in accordance with the Plan's terms. The Effective Date fair values of our assets and liabilities differed materially from their recorded values as reflected on the historic balance sheets of Endo International plc.

Reorganization Value

Reorganization value represents the fair value of Endo, Inc.'s total assets and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. Reorganization value was derived from an estimate of the enterprise value of Endo, Inc., which represents the estimated fair value of Endo, Inc.'s long-term debt and equity, excluding non-operating assets. The Plan and disclosure statement approved by the Bankruptcy Court did not include an enterprise value or reorganization value.

With the assistance of a third-party valuation firm, we estimated the enterprise value to be approximately $4.5 billion on the Effective Date. Enterprise value was estimated using an income approach that utilized a discounted cash flow (DCF) model. The net cash flows were discounted using an after-tax weighted average cost of capital (WACC), methodology reflecting a rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the financial projections used to estimate future cash flows. The present value of future expected net cash flows projected through 2046 is calculated using a discount rate of approximately 16.6%. The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

The following table reconciles the enterprise value to the reorganization value as of the Effective Date (in thousands):

	April 23, 2024
Enterprise value	$ 4,456,000
Plus: Other non-operating assets	20,450
Plus: Fair value of non-debt current liabilities excluding Escrowed Equity	504,344
Plus: Fair value of non-debt, non-current liabilities excluding long-term acquisition-related contingent consideration	155,073
Less: Debt issuance costs attributable to the New Term Facility and New Senior Secured Notes	(48,469)
Reorganization value of Endo, Inc.'s assets to be allocated	$ 5,087,398

The following table reconciles the enterprise value to the implied value of Endo, Inc.'s common stock as of the Effective Date (in thousands):

	April 23, 2024
Enterprise value	$ 4,456,000
Less: Exit Financing Debt	(2,485,000)
Less: Unsecured creditors committee Escrowed Equity	(6,382)
Less: Long-term acquisition-related contingent consideration	(3,512)
Plus: Other non-operating assets	20,450
Implied value of Endo, Inc.'s common stock	$ 1,981,556

Valuation Process

With the assistance of third-party valuation experts, we conducted an analysis of the Condensed Consolidated Balance Sheet to determine if any of the net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that the principal assets requiring fair value adjustments on the Effective Date include inventory, property plant and equipment, identified intangible assets and leased assets. Further detail regarding the valuation process is described below.

Inventory

The fair value of inventory was determined using both the bottom-up and top-down approach. The bottom-up approach considers the inventory value that had been created by the seller including costs incurred, profit realized and tangible and intangible assets used. The top-down approach measures the incremental inventory value created by the market participant buyer as part of its selling effort. It begins with the estimated selling price and is adjusted for the costs to complete the production process (for work-in-process), including consideration of the tangible and intangible assets that will be used by Endo, Inc. as well as costs associated with the selling efforts and consideration of a normal profit margin.

Property, Plant and Equipment

Personal property consisted of computer hardware, computer software, furniture and fixtures, leasehold improvements, machinery and equipment, office equipment and vehicles. The cost approach was primarily utilized for personal property. This approach considers the amount required to construct or purchase a new asset of equal utility at current prices, with adjustments in value for physical deterioration, and functional and economic obsolescence. Physical deterioration is an adjustment made in the cost approach to reflect the real operating age of an asset with regard to wear and tear, decay and deterioration that is not prevented by maintenance. Functional obsolescence is the loss in value or usefulness of an asset caused by inefficiencies or inadequacies, as compared to a more efficient or less costly replacement asset or newer technology. Economic obsolescence is the loss in value or usefulness of an asset due to factors external to the asset, such as the economics of the industry, reduced demand, increased competition or similar factors.

The valuation of owned land improvements, building and building improvements was performed using either the direct or indirect cost approach. The owned land was valued using the sales comparison approach.

Intangible Assets

The fair value of marketed products, licenses and in-process research and development (IPR&D) intangible assets were determined using the income approach. The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of: (i) future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates and the probability of achieving the estimated cash flows, and (ii) future economic conditions. The cash flows were discounted commensurate with the level of risk associated with each asset or its projected cash flows. The valuation used discount rates ranging from approximately 12.3% to 30.8%, depending on the asset. The IPR&D discount rates and underlying cash flows reflect the uncertainties relevant to development projects, including consideration of probability of technical and regulatory success based on the current stages of development, inherent uncertainty in the FDA approval process and risks associated with commercialization of a new product.

Lease Liabilities and Right of Use Assets

Finance and operating lease liabilities were estimated as the present value of the remaining lease payments. The Company estimated an incremental borrowing rate as of the Effective Date and used it as the discount rate in the analysis. Right of use asset values were estimated by adjusting the lease liability estimates of off-market value of leases. Off-market (or above/below market) value was estimated as the present value of the differential between contract rates and market rates of the remaining term of the lease.

Condensed Consolidated Balance Sheet on the Effective Date

The adjustments set forth in the following Condensed Consolidated Balance Sheet as of April 23, 2024 reflect the consummation of the transactions contemplated by the Plan and effectuated by the Debtors (Reorganization Adjustments) and the fair value adjustments as a result of the application of fresh start accounting (Fresh Start Adjustments). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair values and significant assumptions or inputs.

During the third quarter 2024, the Company made certain adjustments to the Fresh Start Adjustments impacting Inventories, net, Other assets, Other intangibles, net, Property, plant and equipment, net, and Deferred income tax assets and liabilities included in this footnote, which were immaterial to the previously issued financial statements.

Supplemental disclosures of non-cash financing activities that occurred pursuant to the Plan are primarily addressed in tick mark (16) below.

The following table reflects the reorganization and application of ASC 852 on our Condensed Consolidated Balance Sheet as of April 23, 2024 (in thousands):

	Predecessor	Reorganization Adjustments	(1)	Fresh Start Adjustments		Successor
ASSETS						
CURRENT ASSETS:						
Cash and cash equivalents	$ 716,594	$ (495,987)	(2)	$ —		$ 220,607
Restricted cash and cash equivalents	211,224	(34,827)	(3)	—		176,397
Accounts receivable, net	400,519	—		—		400,519
Inventories, net	252,677	—		620,396	(18)	873,073
Prepaid expenses and other current assets	105,858	(20,730)	(4)	—		85,128
Income taxes receivable	7,305	(7,182)	(5)	—		123
Total current assets	$ 1,694,177	$ (558,726)		$ 620,396		$ 1,755,847
PROPERTY, PLANT AND EQUIPMENT, NET	472,290	—		75,820	(19)	548,110
OPERATING LEASE ASSETS	20,476	—		897	(20)	21,373
GOODWILL	1,352,011	—		(1,352,011)	(21)	—
OTHER INTANGIBLES, NET	1,399,755	—		825,736	(22)	2,225,491
DEFERRED INCOME TAXES	—	171,075	(5)	(132,735)	(23)	38,340
OTHER ASSETS	56,567	6,264	(6)	435,406	(24)	498,237
TOTAL ASSETS	$ 4,995,276	$ (381,387)		$ 473,509		$ 5,087,398
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY						
CURRENT LIABILITIES:						
Accounts payable and accrued expenses	$ 506,979	$ (4,258)	(7)	$ 2,516	(25)	$ 505,237
Current portion of legal settlement accrual	—	1,234	(8)	—		1,234
Current portion of operating lease liabilities	1,036	3,518	(9)	(298)	(20)	4,256
Current portion of long-term debt	—	7,500	(10)	—		7,500
Income taxes payable	3,393	(3,393)	(5)	—		—
Total current liabilities	$ 511,408	$ 4,601		$ 2,218		$ 518,227
DEFERRED INCOME TAXES	25,558	(25,558)	(5)	69,010	(23)	69,010
LONG-TERM DEBT, LESS CURRENT PORTION, NET	—	2,429,031	(11)	—		2,429,031
LONG-TERM LEGAL SETTLEMENT ACCRUAL, LESS CURRENT PORTION	—	5,624	(12)	—		5,624
OPERATING LEASE LIABILITIES, LESS CURRENT PORTION	3,755	13,749	(9)	(590)	(20)	16,914
OTHER LIABILITIES	108,421	(38,915)	(13)	(2,470)	(25)	67,036
LIABILITIES SUBJECT TO COMPROMISE	11,125,054	(11,125,054)	(14)	—		—
COMMITMENTS AND CONTINGENCIES (NOTE 17)						
SHAREHOLDERS' (DEFICIT) EQUITY:						
Euro deferred shares (Predecessor)	43	(43)	(15)	—		—
Ordinary shares (Predecessor)	24	(24)	(15)	—		—
Common stock (Successor)	—	76	(16)	—		76
Additional paid-in capital (Predecessor)	8,980,561	(8,980,561)	(15)	—		—
Additional paid-in capital (Successor)	—	1,981,480	(16)	—		1,981,480
(Accumulated deficit) retained earnings	(15,531,502)	15,354,207	(17)	177,295	(26)	—
Accumulated other comprehensive (loss) income	(228,046)	—		228,046	(26)	—
Total shareholders' (deficit) equity	$ (6,778,920)	$ 8,355,135		$ 405,341		$ 1,981,556
TOTAL LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY	$ 4,995,276	$ (381,387)		$ 473,509		$ 5,087,398

Reorganization Adjustments

(1) Represents amounts recorded as of the Fresh Start Reporting Date for the implementation of the Plan, including among other items, settlement of the Predecessor's liabilities subject to compromise, distributions of cash, execution of the Exit Financing Debt and the issuance of the Successor common stock.

(2) Changes in cash and cash equivalents include the following (in thousands):

Proceeds from the issuance of Exit Financing Debt (see tick mark 14 below)	$	2,485,000
Proceeds from the equity First Lien Rights Offering (a)		340,219
Proceeds from the GUC Rights Offering (a)		160,102
Transfers from restricted cash		135
Distribution of Exit Financing Debt proceeds to holders of first lien claims		(2,449,679)
Payments to fund trusts for settlement of claims		(441,377)
Payment of cash in excess of Exit Cash to holders of first lien claims		(141,930)
Payment for settlement of U.S. Government Economic Settlement		(200,075)
Payment of professional fees, including success fees		(53,389)
Payment of plan administration fees and expenses related to the wind-down of Remaining Debtors		(39,113)
Payment of First Lien Backstop Premium		(25,540)
Payment for cure and other amounts related to the assumption of executory contracts		(36,069)
Payment of debt issuance costs associated with Exit Financing Debt		(43,485)
Payment of other costs		(6,992)
Payment to fund other trusts at the Effective Date for settlement of claims classified as restricted cash due to certain reversionary interest rights		(1,400)
Payment of adequate protection to holders of first lien claims		(41,394)
Transfer of cash to restricted cash to fund escrow to pay non-retained professionals		(1,000)
Net change in cash and cash equivalents	$	(495,987)

_____

(a) Excess proceeds of $0.3 million related to the Equity Rights Offering represents rounding of fractional shares issued.

(3) Changes in restricted cash and cash equivalents include the following (in thousands):

Payment to fund other trusts at the Effective Date for settlement of claims classified as restricted cash due to certain reversionary interest rights	$	1,400
Restricted cash of Qualified Settlement Funds, (QSFs) for mesh-related matters classified as liabilities subject to compromise to stay with Remaining Debtors		(37,092)
Transfer of cash to restricted cash to fund escrow to pay non-retained professionals		1,000
Transfer of restricted cash to cash for release of utility deposit		(135)
Net change in restricted cash and cash equivalents	$	(34,827)

(4) Changes in prepaid expenses and other current assets include the following (in thousands):

Reclassification of prepaid debt issuance costs to capitalized debt issuance costs	$	(20,977)
Capitalization of debt issuance costs classified as short-term related to the New Revolving Credit Facility		1,566
Transfer of recovery insurance asset to fund GUC Trust		(1,319)
Net change in prepaid expenses and other current assets	$	(20,730)

(5) Reflects the change in deferred tax assets and liabilities and elimination of a tax receivable as a result of implementation of the Plan. Refer to Note 22. Income Taxes for additional information about the deferred tax assets and liabilities of the Successor. Certain tax obligations were generated pursuant to the Plan and treated as an excluded liability, as further explained in the Plan and purchase and sale agreement. These liabilities will be settled by the plan administrator with wind-down funding provided pursuant to the Plan.

(6)   Reflects changes in other assets as a result of capitalized debt issuance costs classified as long-term related to the New Revolving Credit Facility.

(7)   Changes in accounts payable and accrued expenses include the following (in thousands):

Reinstatement of short-term finance lease liabilities	$	5,337
Payment of other Plan related amounts		(13,710)
Payment of professional fees, including hold-backs		(19,664)
Reinstatement of short-term contingent consideration liabilities related to executory contracts		4,125
Reinstatement of certain contracts		1,173
Accrual of derivative classified liability related to the Escrowed Equity as a result of the implementation of the Plan		6,382
Accrual for future payment of excess cash to holders of first lien claims		12,099
Net change in accounts payable and accrued expenses	$	(4,258)

(8)   Reflects the accrual for funding of certain trusts for settlements of claims expected to be paid within one year.

(9)   Reflects the reinstatement of operating lease liabilities.

(10)   Reflects the short-term obligations (undiscounted) related to the New Term Facility due over the twelve-month period from the Effective Date.

(11)   Reflects the proceeds from the issuance of the Exit Financing Debt net of original issuance discounts and capitalized debt issuance costs, as set forth below (in thousands). No borrowings were made under the New Revolving Credit Facility at the Effective Date.

Proceeds from issuance of the New Term Facility (net of stated 1% unamortized original issue discount)	$	1,477,500
Proceeds from issuance of the New Senior Secured Notes		1,000,000
Capitalized debt issuance costs for the New Term Facility and New Senior Secured Notes		(48,469)
Net change in long-term debt	$	2,429,031

(12)   Reflects the accrual for funding of certain trusts for settlements of claims expected to be funded beyond one year ($4.2 million) and liabilities related to the funding of other trusts at the Effective Date for the settlement of claims where Endo, Inc. has certain reversionary interest rights ($1.4 million).

(13)   Change in other liabilities include the following (in thousands):

Reinstatement of finance lease liabilities	$	2,202
Settlement of tax liabilities in connection with resolution of the U.S. Government Economic Settlement		(46,707)
Reinstatement of long-term contingent consideration liabilities related to executory contracts		5,590
Net change in other liabilities	$	(38,915)

(14) Liabilities subject to compromise settled in accordance with the Plan and the resulting gain were determined as follows (in thousands):

Liabilities subject to compromise	$ 11,125,054
Distribution of Exit Financing Debt proceeds to holders of first lien claims	(2,449,679)
Issuance of Endo, Inc. common stock to creditors	(857,968)
Excess implied value of Endo, Inc. common stock ascribed to creditors participating in the First Lien Rights Offering and GUC Rights Offering (a)	(517,643)
Issuance of Endo, Inc. common stock for the First Lien and GUC BCA	(105,624)
Payment of cash in excess of Exit Cash to holders of first lien claims	(141,930)
Accrual for future payment of excess cash to holders of first lien claims	(12,100)
Payment of adequate protection to holders of first lien claims	(41,394)
Payment for settlement of U.S. Government Economic Settlement	(200,075)
Payments and other considerations to fund trusts for settlement of claims	(444,089)
Reinstatement of liabilities subject to compromise to accrued liabilities (b)	(35,693)
Payment of restricted cash of QSFs for mesh-related matters classified as liabilities subject to compromise	(37,092)
Payment for cure and other amounts related to the assumption of executory contracts	(23,591)
Accrual of derivative classified liability related to the Escrowed Equity as a result of the implementation of the Plan	(6,382)
Accrual for funding of certain trusts for settlement of claims	(5,458)
Gain on settlement of liabilities subject to compromise (c)	$ 6,246,336

_____

(a) Difference between implied value of Endo, Inc. common stock sold, amounting to approximately $1,018.0 million, and proceeds received under the terms of the First Lien Rights Offering and GUC Rights Offering, amounting to approximately $500.3 million.

(b) Primarily includes lease liabilities, contingent obligations and certain tax liabilities.

(c) See tick mark (17).

(15) Reflects the cancellation of Endo International plc's ordinary shares, Euro deferred shares and additional paid-in capital.

(16) Reflects the issuance of 76.2 million shares of Endo, Inc. common stock at a par value of $0.001, and additional paid-in capital (in thousands):

Issuance of Endo, Inc. common stock, at par, to holders of first lien claims, second lien claims and unsecured notes claims	$ 33
Issuance of Endo, Inc. common stock, at par, in connection with the First Lien Rights Offering and GUC Rights Offering	39
Issuance of Endo, Inc. common stock, at par, for the First Lien and GUC Backstop Commitments	4
Net change in Endo, Inc. common stock	$ 76

Issuance of Endo, Inc. common stock to holders of claims	$ 857,935
Issuance of Endo, Inc. common stock in connection with the First Lien Rights Offering and GUC Rights Offering	1,017,925
Issuance of Endo, Inc. common stock for the First Lien and GUC Backstop Commitments	105,620
Net change in Endo, Inc. additional paid-in capital	$ 1,981,480

(17)   The decrease in accumulated deficit resulted from the items in the below table (in thousands):

Cancellation of Endo International plc ordinary shares and additional paid-in capital (direct charge to equity)	$	8,980,628
Net deferred tax impacts and the elimination of a tax receivable on the effectiveness of the Plan	$	192,844
Reorganization items, net:		
Gain on settlement of liabilities subject to compromise (a)	$	6,246,336
Gain on settlement of U.S. tax liabilities as part of the resolution of U.S. Government Claims		46,707
Payment of success fees		(46,113)
Payment of First Lien Backstop Premium		(25,540)
Payment of other costs		(2,775)
Payment for plan administration fees and expense related to the wind-down of remaining debtor entities (net of sales & use and franchise tax liabilities)		(37,880)
Total reorganization items, net	$	6,180,735
Net change in accumulated deficit	$	15,354,207

_____

(a) $184.6 million represents the reorganization items expense classified as discontinued operations related to the Company's Astora business. Refer to Note 5. Discontinued Operations and Asset Sales for additional information.

Fresh Start Accounting Adjustments

Amounts presented for "Predecessor Historical Value" represents the carrying value of the asset/liability prior to the implementation of the Plan.

(18)   Reflects adjustments to inventory as its estimated fair value to the adoption of fresh start accounting. The following table summarizes the components of current inventory (in thousands):

	Successor Fair Value		Predecessor Historical Value	
Raw materials	$	100,082	$	100,082
Work in process		143,906		40,185
Finished goods		629,085		112,410
Total current inventory	$	873,073	$	252,677

(19)   Reflects the fair value adjustment to property, plant and equipment, net due to the adoption of fresh start accounting. The following table summarizes the components of property, plant and equipment, net (in thousands):

	Successor Fair Value		Predecessor Historical Value	
Land and buildings	$	141,460	$	245,428
Machinery and equipment		159,190		253,298
Leasehold improvements		18,524		41,286
Computer equipment and software		21,915		99,266
Furniture and fixtures		2,160		7,928
Assets under construction		204,861		204,622
Total property, plant and equipment, at cost	$	548,110	$	851,828
Less accumulated depreciation		—		(379,538)
Total property, plant and equipment, net	$	548,110	$	472,290

(20)   Reflects changes in the fair value of operating lease assets and liabilities due to the adoption of fresh start accounting.

(21)   Reflects the elimination of Predecessor goodwill due to the adoption of fresh start accounting. The Successor's reorganization value has been assigned to the estimated fair value of identifiable tangible and intangible assets with no excess recorded as goodwill.

(22)   Reflects the fair value adjustments to other intangibles, net due to the adoption of fresh start accounting. The following table summarizes the components of identified intangible assets (in thousands):

	Successor Fair Value		Predecessor Historical Value	
In-process research and development	$	298,334	$	—
Marketed products (a)		1,857,400		6,355,961
Licenses		69,757		—
Total other intangibles, at cost	$	2,225,491	$	6,355,961
Less accumulated amortization		—		(4,956,206)
Total other intangibles, net	$	2,225,491	$	1,399,755

_____

(a)   In the Predecessor period, Endo International plc identified the components of identified intangible assets as either developed technology or license rights. For comparability, the Company has recharacterized the prior period balances as marketed products. There were no capitalized intangibles in the Predecessor period classified as Licenses consistent with the policy applied by Endo, Inc. and discussed in more detail in Note 4. Summary of Significant Accounting Policies.

(23)   Reflects the adjustment to deferred tax assets and liabilities as a result of the adoption of fresh start accounting.

(24)   Reflects fair value adjustments to noncurrent inventory and equity method investments ($1.7 million increase) within other assets due to the adoption of fresh start accounting. The following table summarizes the components of noncurrent inventory (in thousands):

	Successor Fair Value		Predecessor Historical Value	
Raw materials	$	1,008	$	1,008
Work in process		439,571		32,902
Finished goods		27,036		—
Total noncurrent inventory	$	467,615	$	33,910

(25)   Reflects, on a combined net basis between short term and long term liabilities, changes in the fair value of finance leases ($0.4 million decrease) and contingent consideration liabilities ($0.5 million increase) due to the adoption of fresh start accounting.

(26)   Reflects the cumulative impact of Fresh Start Adjustments discussed above and the elimination of Endo International plc accumulated other comprehensive loss. The following table summarizes the aforementioned activity (in thousands):

Inventory	$	1,054,101
Other intangibles		825,736
Property, plant and equipment		75,820
Goodwill		(1,352,011)
Other assets fair value adjustments		2,598
Other liabilities fair value adjustments		842
Fresh start valuation gain	$	607,086
Deferred income taxes		(201,745)
Elimination of Predecessor accumulated other comprehensive (loss) (a)		(228,046)
Net change in accumulated deficit	$	177,295

_____

(a) $0.9 million represents the reorganization items expense as a result of the elimination of Predecessor other comprehensive loss classified as discontinued operations related to the Company's Astora business. Refer to Note 5. Discontinued Operations and Asset Sales for additional information.

NOTE 4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

Predecessor/Successor Accounting Policies. There were no significant policy changes as a result of the adoption of fresh start accounting. Unless otherwise noted, Endo, Inc. has adopted the existing policies of Endo International plc.

References in this section to "Endo," the "Company," "we," or "our" policy therefore represent the accounting policy in place for all periods presented.

Consolidation and Basis of Presentation. The Consolidated Financial Statements include the accounts of subsidiaries and affiliates over which control is maintained after the elimination of intercompany accounts and transactions.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current period presentation for comparability purposes. The reclassification adjustments primarily relate to, among others: (i) while maintaining the same segment profitability measure as the Predecessor, the Company has updated the categories presented to reconcile to segment adjusted income from continuing operations in Note 7. Segment Results and aligned the 2023 and 2022 categories for comparability; and (ii) while maintaining the same historical balances of the Predecessor, the Company has updated the previously disclosed categories of intangible assets to align with Endo, Inc.'s naming convention in Note 3. Fresh Start Accounting and Note 12. Goodwill and Other Intangibles.

Bankruptcy Accounting. Refer to Note 2. Effectiveness of the Plan of Reorganization for a discussion of accounting considerations during the Debtor's bankruptcy proceedings.

Fresh Start Accounting. Refer to Note 3. Fresh Start Accounting for a discussion of accounting considerations related to the adoption of Fresh Start Accounting.

Use of Estimates. The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts and disclosures in our Consolidated Financial Statements, including the Notes thereto, and elsewhere in this report. For example, we are required, or were required in the predecessor period, to make significant estimates and assumptions related to revenue recognition, including sales deductions, long-lived assets, goodwill, intangible assets, income taxes, contingencies, financial instruments, share-based compensation, estimated allowed claim amounts, liabilities subject to compromise and reorganization items, net, among others. Some of these estimates can be subjective and complex. Uncertainties related to the magnitude and duration of potential public health crises, like the COVID-19 pandemic, and epidemics, the extent to which it may impact our estimated future financial results, worldwide macroeconomic conditions including interest rates, employment rates, consumer spending and health insurance coverage, among others, have increased the complexity of developing these estimates, including the allowance for expected credit losses and the carrying amounts of long-lived assets and intangible assets. Additionally, we may sell or otherwise dispose of or liquidate assets or settle liabilities for amounts other than those reflected in the accompanying Consolidated Financial Statements. The possibility or occurrence of any such actions could materially impact the amounts and classifications of such assets and liabilities reported in our Consolidated Balance Sheets. Although we believe that our estimates and assumptions are reasonable, there may be other reasonable estimates or assumptions that differ significantly from ours. Further, our estimates and assumptions are based upon information available at the time they were made. Actual results may differ significantly from our estimates, including as a result of the uncertainties described in this report, those described in our other reports filed with the SEC or other uncertainties.

We regularly evaluate our estimates and assumptions using historical experience and other factors, including the economic environment. As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturns, can increase the uncertainty already inherent in our estimates and assumptions. We also are subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our Consolidated Financial Statements on a prospective basis.

Customer, Product and Supplier Concentration. We primarily sell our products to wholesalers, retail drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, hospitals and/or government agencies. Our wholesalers and/or distributors purchase products from us and, in turn, supply products to retail drug store chains, independent pharmacies, hospitals, long-term care facilities, clinics, home infusion pharmacies, government facilities and MCOs. Net revenues from direct customers that accounted for 10% or more of our total consolidated net revenues are as follows:

| | Successor | Predecessor | | |
| | | Period From January 1, 2024 through April 23, | | |
	2024	2024	2023	2022
Cencora, Inc. (1)	31 %	30 %	29 %	35 %
McKesson Corporation	25 %	26 %	25 %	26 %
Cardinal Health, Inc.	14 %	16 %	17 %	20 %
CVS Health Corporation (1)	17 %	16 %	16 %	4 %

———————

(1) During the second quarter of 2022, CVS Health Corporation finalized the acquisition of US Bioservices from Cencora, Inc. (known as AmerisourceBergen Corporation at the time).

Net revenues from these customers are generally included within each of our segments.

XIAFLEX® accounted for 31%, 26%, 24% and 19% of net revenues for the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively. Varenicline tablets accounted for 13% of net revenues for the year ended December 31, 2022 (Predecessor). VASOSTRICT® accounted for 11% of net revenues for the year ended December 31, 2022 (Predecessor). No other products accounted for 10% or more of net revenues during any of the years/periods presented in this report.

We have agreements with certain third parties for the manufacture, supply and processing of certain of our existing pharmaceutical products. See Note 17. Commitments and Contingencies for information on any material manufacturing, supply and other service agreements.

We are subject to risks and uncertainties associated with these concentrations that could have a material adverse effect on our business, financial condition, results of operations and cash flows in future periods, including in the near term.

Revenue Recognition and Sales Deductions. With respect to contracts with commercial substance that establish payment terms and each party's rights regarding goods or services to be transferred, we recognize revenue when (or as) we satisfy our performance obligations for such contracts by transferring control of the underlying promised goods or services to our customers, to the extent collection of substantially all of the related consideration is probable. The amount of revenue we recognize reflects our estimate of the consideration we expect to be entitled to receive, subject to certain constraints, in exchange for such goods or services. This amount is referred to as the transaction price.

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. For contracts such as these, revenue is recognized when our contractual performance obligations have been fulfilled and control has been transferred to the customer pursuant to the contract's terms, which is generally upon delivery to the customer. The amount of revenue we recognize is equal to the fixed amount of the transaction price, adjusted for our estimates of a number of significant variable components including, but not limited to, estimates for chargebacks, rebates, sales incentives and allowances, DSAs and other fees for services, returns and allowances (collectively "sales deductions").

The Company utilizes the expected value method when estimating the amount of variable consideration to include in the transaction price with respect to each of the foregoing variable components and the most likely amount method when estimating the amount of variable consideration to include in the transaction price with respect to future potential milestone payments that do not qualify for the sales- and usage-based royalty exception. Variable consideration is included in the transaction price only to the extent it is probable that a significant revenue reversal will not occur when the uncertainty associated with the variable consideration is resolved. Payment terms for these types of contracts generally fall within 30 to 120 days of invoicing.

At December 31, 2024 and December 31, 2023, reserves for sales deductions totaled $417.9 million and $434.0 million, respectively. Reserves for sales deductions relate primarily to estimates of unsettled obligations for returns and allowances, rebates and chargebacks. The most significant sales deduction reserves relate to returns, wholesaler chargebacks and rebates for the Sterile Injectables and Generic Pharmaceuticals segments. These estimates are based on factors such as our direct and indirect customers' buying patterns and the estimated resulting contractual deduction rates, historical experience, specific known market events and estimated future trends, current contractual and statutory requirements, industry data, estimated customer inventory levels, current contract sales terms with our direct and indirect customers and other competitive factors. Significant judgment and estimation is required in developing the foregoing and other relevant assumptions. The most significant sales deductions are further described below.

Returns and Allowances—Consistent with industry practice, we maintain a return policy that generally allows customers to receive credit for expired products six months prior to expiration and between six months and one year after expiration.

Rebates—Our provision for rebates, sales incentives and other allowances can generally be categorized into the following four types:

- direct rebates;
- indirect rebates;
- governmental rebates, including those for Medicaid, Medicare Part B and Part D, and TRICARE, among others; and
- managed-care rebates.

We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer's purchases from us, including fees paid to wholesalers under our DSAs, as described above. Indirect rebates are rebates paid to indirect customers that have purchased our products from a wholesaler or distributor under a contract with us.

We are subject to rebates on sales made under governmental and managed-care pricing programs based on relevant statutes with respect to governmental pricing programs and contractual sales terms with respect to managed-care providers and GPOs. For example, for qualifying sales made through December 31, 2024 we were required to provide a discount on certain of our products to patients who fell within the Medicare Part D coverage gap, also referred to as the donut hole. The Medicare Part D coverage gap program sunset on December 31, 2024 and was replaced by the Manufacturer Discount Program, effective January 1, 2025, which extends discounts beyond the coverage gap. Under the Manufacturer Discount Program, coverage begins after a covered individual meets their Medicare Part D deductible, and imposes a $2,000 annual cap on covered drugs.

We participate in various federal and state government-managed programs whereby discounts and rebates are provided to participating government entities. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant.

Chargebacks—We market and sell products to both: (i) direct customers including wholesalers, distributors, warehousing pharmacy chains and other direct purchasing entities and (ii) indirect customers including independent pharmacies, non-warehousing chains, MCOs, GPOs, hospitals and other healthcare institutions and government entities. We enter into agreements with certain of our indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler's invoice price. Such credit is called a chargeback.

Contract Assets and Contract Liabilities. Contract assets represent our right to consideration in exchange for goods or services that we have transferred when that right is conditioned on something other than the passage of time. We record income and a corresponding contract asset when we fulfill a contractual performance obligation, but must also fulfill one or more additional performance obligations before being entitled to payment. Once our right to consideration becomes unconditional, the contract asset amount is reclassified as Accounts receivable.

Contract liabilities represent our obligation to transfer goods or services to a customer. We record a contract liability generally upon receipt of consideration in advance of fulfilling one or more of our contractual performance obligations. Upon completing each performance obligation, the corresponding contract liability amount is reversed and income is recognized.

Contract assets and liabilities related to rights and obligations arising from a single contract, or a series of contracts combined and accounted for as a single contract, are generally presented on a net basis. Contract assets and liabilities are further described in Note 14. Contract Assets and Liabilities.

Acquisitions. We evaluate acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If so, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether or not we have acquired inputs and processes that have the ability to create outputs, which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

Acquisitions meeting the definition of business combinations are accounted for using the acquisition method of accounting, which requires that the purchase price be allocated to the net assets acquired at their respective fair values. In a business combination, any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

For asset acquisitions, a cost accumulation model is used to determine the cost of an asset acquisition. Direct transaction costs are recognized as part of the cost of an asset acquisition. We also evaluate which elements of a transaction should be accounted for as a part of an asset acquisition and which should be accounted for separately. The cost of an asset acquisition, including transaction costs, is allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. Any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values.

The accounting for costs associated with acquiring in-process research and development assets, including contractual upfront and milestone payments to third parties, is further discussed below.

R&D. Expenditures for R&D are expensed as incurred and included as Research and development in the Consolidated Statements of Operations. Such expenses include, among other things, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, materials and medical support of marketed products. R&D spending also includes enterprise-wide costs which support our overall R&D infrastructure. Property, plant and equipment that are acquired or constructed for R&D activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis. The accounting for costs associated with acquiring in-process research and development assets, including contractual upfront and milestone payments to third parties, is further discussed below.

Cash and Cash Equivalents. Highly liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. At December 31, 2024 and December 31 2023, cash equivalents were deposited in financial institutions and consisted almost entirely of immediately available fund balances. The Company maintains its cash deposits and cash equivalents with financial institutions it believes to be well-known and stable.

Restricted Cash and Cash Equivalents. Cash and cash equivalents that are legally restricted as to withdrawal or use are excluded from Cash and cash equivalents and reported separately as Restricted cash and cash equivalents in the Consolidated Balance Sheets. For additional information see Note 8. Fair Value Measurements.

Accounts Receivable. Our accounts receivable balance is stated at amortized cost less an allowance determined using the expected credit loss model. In addition, our accounts receivable balance is reduced by certain sales deduction reserves where we have the right of offset with the customer. We generally do not require collateral.

Concentrations of Credit Risk and Credit Losses. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash equivalents, restricted cash equivalents and accounts receivable. From time to time, we invest our excess cash in high-quality, liquid money market instruments maintained by major banks and financial institutions. We have not experienced any losses on our cash equivalents.

With respect to our accounts receivable, we have no history of significant losses. Approximately 83% and 81% of our gross trade accounts receivable balances represent amounts due from three customers (Cardinal Health, Inc., McKesson Corporation and Cencora, Inc.) at December 31, 2024 and December 31, 2023, respectively. We perform ongoing credit evaluations of these and our other customers based on information available to us. We consider these and other factors, including changes in the composition and aging of our accounts receivable, in developing our allowance for expected credit losses. The estimated allowance was not material to the Consolidated Financial Statements at December 31, 2024 or December 31, 2023, nor were the changes to the allowance during any of the periods presented.

We do not currently expect our current or future exposures to credit losses to have a significant impact on us. However, our customers' ability to pay us on a timely basis, or at all, could be affected by factors specific to their respective businesses and/or by economic conditions, the extent of which cannot be fully predicted.

Inventories. Inventories consist of raw materials, work-in-process and finished goods. Inventory that is in excess of the amount expected to be sold within one year is classified as long-term inventory and is recorded in Other assets in the Consolidated Balance Sheets. The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch when it is reasonably certain, based on management's judgment of future commercial use and net realizable value, that the pre-launch inventories will be saleable. The determination to capitalize is made on a product-by-product basis. The Company could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, a denial or delay of approval by regulatory bodies, a delay in commercialization or other potential factors. Our inventories are stated at the lower of cost or net realizable value.

Cost is determined by the first-in, first-out method. It includes materials, direct labor and an allocation of overhead, but excludes certain period charges and unallocated overheads that are charged to expense in the period in which they are incurred. Unallocated overheads can occur as a consequence of abnormally low production or idle facilities.

Net realizable value is determined by the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When necessary, we write-down inventories to net realizable value based on forecasted demand and market and regulatory conditions, which may differ from actual results.

Refer to Note 3. Fresh Start Accounting for discussion of the fair value adjustments to inventory on the Effective Date. The amortization of the fair value adjustment will be recognized as Cost of revenues in future periods as the inventory is sold.

Property, Plant and Equipment. Property, plant and equipment is generally stated at cost less accumulated depreciation. Major improvements are capitalized, while routine maintenance and repairs are expensed as incurred. Costs incurred during the construction or development of property, plant and equipment are capitalized as assets under construction. Once an asset has been placed into service, depreciation expense is taken on a straight-line basis over the estimated useful life of the related assets or, in the case of leasehold improvements and finance lease assets, over the shorter of the estimated useful life and the lease term. As of December 31, 2024, the useful lives of our property, plant and equipment range from 1 year to up to 30 years for buildings, 10 years for machinery and equipment, 5 years for computer equipment and software and 10 years for furniture and fixtures. As of December 31, 2023, the useful lives of Endo International plc property, plant and equipment ranged from 1 year to up to 30 years for buildings, 15 years for machinery and equipment, 10 years for computer equipment and software and 10 years for furniture and fixtures. Depreciation expense is not recorded on assets held for sale. Gains and losses on disposals are included in Other expense (income), net in the Consolidated Statements of Operations. As further described below under the heading "Long-Lived Asset Impairment Testing," our property plant and equipment assets are also subject to impairment reviews.

Computer Software. The Company capitalizes certain costs incurred in connection with obtaining or developing internal-use software, including external direct costs of material and services, and payroll costs for employees directly involved with the software development. Capitalized software costs are included in Property, plant and equipment, net in the Consolidated Balance Sheets and depreciated beginning when the software project is substantially complete and the asset is ready for its intended use. Costs incurred during the preliminary project stage and post-implementation stage, as well as maintenance and training costs, are expensed as incurred.

Lease Accounting. Whenever the Company enters into a new arrangement, it must determine, at the inception date, whether the arrangement is or contains a lease. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

If a lease exists, the Company must then determine the separate lease and nonlease components of the arrangement. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. Aspects of a lease arrangement that transfer other goods or services to the Company but do not meet the definition of lease components are considered nonlease components. The consideration owed by the Company pursuant to a lease arrangement is generally allocated to each lease and nonlease component for accounting purposes. However, the Company has elected, for all of its leases, to not separate lease and nonlease components. Each lease component is accounted for separately from other lease components, but together with the associated nonlease components.

For each lease, the Company must then determine the lease term, the present value of lease payments and the classification of the lease as either an operating or finance lease.

The lease term is the period of the lease not cancellable by the Company, together with periods covered by: (i) renewal options the Company is reasonably certain to exercise; (ii) termination options the Company is reasonably certain not to exercise; and (iii) renewal or termination options that are controlled by the lessor.

The present value of lease payments is calculated based on:
- Lease payments—Lease payments include fixed and certain variable payments, less lease incentives, together with amounts probable of being owed by the Company under residual value guarantees and, if reasonably certain of being paid, the cost of certain renewal options and early termination penalties set forth in the lease arrangement. Lease payments exclude consideration that is not related to the transfer of goods and services to the Company.
- Discount rate—The discount rate must be determined based on information available to the Company upon the commencement of a lease. Lessees are required to use the rate implicit in the lease whenever such rate is readily available; however, as the implicit rate in the Company's leases is generally not readily determinable, the Company generally uses the hypothetical incremental borrowing rate it would have to pay to borrow an amount equal to the lease payments, on a collateralized basis, over a timeframe similar to the lease term.

In making the determination of whether a lease is an operating lease or a finance lease, the Company considers the lease term in relation to the economic life of the leased asset, the present value of lease payments in relation to the fair value of the leased asset and certain other factors, including the lessee's and lessor's rights, obligations and economic incentives over the term of the lease.

Generally, upon the commencement of a lease, the Company will record a lease liability and a right-of-use asset. However, the Company has elected, for all underlying assets with initial lease terms of twelve months or less (known as short-term leases), to not recognize a lease liability or right-of-use asset. In connection with fresh start accounting, lease liabilities and right-of-use assets were recorded for lease assets that had an initial lease term greater than twelve months at commencement but had a remaining lease term of twelve months or less as of the Effective Date. Lease liabilities are initially recorded at lease commencement as the present value of future lease payments. Right-of-use assets are initially recorded at lease commencement as the initial amount of the lease liability, together with the following, if applicable: (i) initial direct costs incurred by the lessee and (ii) lease payments made by the lessor, net of lease incentives received, prior to lease commencement.

Over the lease term, the Company generally increases its lease liabilities using the effective interest method and decreases its lease liabilities for lease payments made. For finance leases, amortization expense and interest expense are recognized separately in the Consolidated Statements of Operations, with amortization expense generally recorded on a straight-line basis over the lease term and interest expense recorded using the effective interest method. For operating leases, a single lease cost is generally recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term unless an impairment has been recorded with respect to a leased asset. Lease costs for short-term leases not recognized in the Consolidated Balance Sheets are recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term. Variable lease costs not initially included in the lease liability and right-of-use asset impairment charges are expensed as incurred. Right-of-use assets are assessed for impairment, similar to other long-lived assets.

Cloud Computing Arrangements. The Company may from time to time incur costs in connection with the implementation of hosting arrangements that are service contracts. The Company capitalizes any such implementation costs, expenses them over the terms of the respective hosting arrangements and subjects them to impairment testing consistent with other long-lived assets.

Finite-Lived Intangible Assets. Our finite-lived intangible assets consist of marketed products and licenses. Intangible assets are generally initially recorded at fair value if acquired in a business combination, or at cost if acquired in an asset acquisition. There are several methods that can be used to determine fair value. For intangible assets, we typically use an income approach. This approach starts with our projections of the expected future net cash flows. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and, if applicable, the life of any estimated period of marketing exclusivity, such as that granted by a patent. The pricing, margins and expense levels of similar products are considered if available. For certain licensed assets, our estimates of future cash flows consider periods covered by renewal options. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

To the extent an intangible asset is deemed to have a finite life and to be held and used, it is amortized over its estimated useful life using either the straight-line method or, in the case of certain assets in certain situations, an accelerated amortization model if such model better reflects the consumption of benefits of the asset. The values of these various assets are subject to continuing scientific, medical and marketplace uncertainty. Factors giving rise to our initial estimate of useful lives are subject to change. Significant changes to any of these factors may result in adjustments to the useful life of the asset and an acceleration of related amortization expense, which could cause our Net (loss) income and Net (loss) income per share to (increase) decrease. Amortization expense is not recorded on assets held for sale.

As further described under the heading "Long-Lived Asset Impairment Testing," our finite-lived intangible assets are also subject to impairment reviews.

Marketed Products. Intellectual property that generates operating profit through sales of products to customers is presented herein as marketed product intangible assets. We determine amortization periods and methods of amortization for marketed product assets based on our assessment of various factors impacting estimated useful lives and the timing and extent of estimated cash flows of the acquired assets, including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive and regulatory issues. Refer to Note 12. Goodwill and Other Intangibles, for additional information about the range of useful lives of certain marketed product assets.

Licenses. Contracts with other parties that generate operating profit, other than through sales of products to customers, are presented herein as licensed intangible assets. We determine amortization periods for licenses based on our assessment of various factors including the strength of the intellectual property protection of the product (if applicable), contractual terms and various other competitive, developmental and regulatory issues. Refer to Note 12. Goodwill and Other Intangibles, for additional information about the range of useful lives of certain licensed assets.

Long-Lived Asset Impairment Testing. Long-lived assets, including property, plant and equipment and finite-lived intangible assets, are assessed for impairment whenever events or changes in circumstances indicate the assets may not be recoverable. Recoverability of an asset that will continue to be used in our operations is measured by comparing the carrying amount of the asset to the forecasted undiscounted future cash flows related to the asset. In the event the carrying amount of the asset exceeds its undiscounted future cash flows and the carrying amount is not considered recoverable, impairment may exist. An impairment loss, if any, is measured as the excess of the asset's carrying amount over its fair value, generally determined using an income approach based on a discounted future cash flow method, independent appraisals or binding offers from prospective buyers. An impairment loss would be recognized in the Consolidated Statements of Operations in the period that the impairment occurs.

In the case of long-lived assets to be disposed of by sale or otherwise, including assets held for sale, the assets and the associated liabilities to be disposed of together as a group in a single transaction (the disposal group) are measured at the lower of their carrying amount or fair value less cost to sell. Prior to disposal, losses are recognized for any initial or subsequent write-down to fair value less cost to sell, while gains are recognized for any subsequent increase in fair value less cost to sell, but not in excess of any cumulative losses previously recognized. Any gains or losses not previously recognized that result from the sale of a disposal group shall be recognized at the date of sale.

Acquired in-Process Research and Development Assets. Costs incurred to acquire in-process research and development in an asset acquisition are expensed in the period incurred, which may be at the time of acquisition or when applicable future milestone payments prior to regulatory approval are made. In-process research and development assets acquired in a business combination are generally recognized as indefinite-lived intangible assets at fair value. Indefinite-lived intangible assets are not subject to amortization. Instead, they are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired. If the fair value of the intangible assets is less than its carrying amount, an impairment loss is recognized for the difference. Assets that receive regulatory approval are reclassified and accounted for as finite-lived intangible assets.

Refer to the section captioned "Intangible Assets" in Note 3. Fresh Start Accounting for additional information about the methodology for recognizing the acquired in-process research and development assets pursuant to the Plan.

Contingencies. The Company could be subject to various loss contingencies, including those arising from litigation claims, contractual disputes, government investigations or other matters arising in the ordinary course of business. Liabilities for loss contingencies are recorded in the Consolidated Statements of Operations when the Company determines that a loss is both probable and reasonably estimable. Legal fees and other expenses related to litigation are expensed as incurred and are generally included in Selling, general and administrative expenses in the Consolidated Statements of Operations, as applicable.

Due to the fact that loss contingencies are inherently unpredictable, our determination of the probability of loss and the estimated amount of any such loss involve significant judgment.

The Company recognizes loss recoveries and records related receivables only when the realization of the potential claim for recovery is considered probable.

Contingent Consideration. Certain prior acquisitions involved the potential for future payment of consideration that is contingent upon the occurrence of a future event, such as: (i) the achievement of specified regulatory, operational and/or commercial milestones or (ii) royalty payments, such as those relating to future product sales. Contingent consideration liabilities related to an asset acquisition are initially recorded when considered probable and reasonably estimable, which may occur subsequent to the acquisition date. Subsequent changes in the recorded amounts are generally recorded as adjustments to the cost of the acquired assets. Contingent consideration liabilities related to a business combination are initially recorded at fair value on the acquisition date using unobservable inputs. These inputs include the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Pre-existing contingent consideration liabilities of Endo International plc were recognized and measured at fair value on the Effective Date. Subsequent to the Effective Date, at each reporting period, the Company remeasures its contingent consideration liabilities to their current estimated fair values, with changes recorded in earnings. Changes to any of the inputs used in determining fair value may result in fair value adjustments that differ significantly from the actual remeasurement adjustments recognized.

Advertising Costs. Advertising costs are expensed as incurred and included in Selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising costs amounted to $73.1 million, $28.9 million, $98.2 million and $130.4 million for the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively.

Cost of Revenues. Cost of revenues includes all costs directly related to bringing both purchased and manufactured products to their final selling destination. Amounts include purchasing and receiving costs, direct and indirect costs to manufacture products including direct materials, direct labor and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods, royalties paid or owed by Endo on certain in-licensed products, inspection costs, depreciation of certain property, plant and equipment, amortization of intangible assets, amortization of inventory step up, lease costs, warehousing costs, freight charges, costs to operate our equipment and other shipping and handling costs, among others.

Restructuring. Restructuring charges related to nonretirement postemployment benefits that fall under *Accounting Standards Codification Topic 712, Compensation—Nonretirement Postemployment Benefits* are recognized when the severance liability is determined to be probable of being paid and reasonably estimable. One-time benefits related to restructurings, if any, are recognized in accordance with *Accounting Standards Codification Topic 420, Exit or Disposal Cost Obligations* when the programs are approved, the affected employees are identified, the terms of the arrangement are established, it is determined changes to the plan are unlikely to occur and the arrangements are communicated to employees. Other restructuring costs are generally expensed as incurred.

Share-Based Compensation. From time to time, the Company grants share-based compensation awards to certain employees and non-employee directors. Generally, the grant-date fair value of each award is recognized as expense over the requisite service period. Share-based compensation expense is not reduced for estimated future forfeitures. Expense is trued up in future periods for actual forfeitures. New shares of common stock are generally issued upon the vesting of stock awards held by employees and non-employee directors. Refer to Note 20. Share-based Compensation for additional discussion.

Foreign Currency. The Company operates in various jurisdictions both inside and outside of the U.S. While the Company's reporting currency is the U.S. dollar, the Company has concluded that certain of its distinct and separable foreign operations have functional currencies other than the U.S. dollar. Further, certain of the Company's foreign operations hold assets and liabilities and recognize income and expenses denominated in various local currencies, which may differ from their functional currencies.

Assets and liabilities are first remeasured from local currency to functional currency, generally using end-of-period exchange rates. Foreign currency income and expenses are generally remeasured using average exchange rates in effect during the year. In the case of nonmonetary assets and liabilities such as inventories, prepaid expenses, property, plant and equipment, goodwill and other intangible assets, and related income statement amounts, such as depreciation expense, historical exchange rates are used for remeasurement. The net effect of remeasurement is included in Other expense (income), net in the Consolidated Statements of Operations.

As part of the Company's consolidation process, assets and liabilities of entities with functional currencies other than the U.S. dollar are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated using average exchange rates in effect during the year. The net effect of translation, as well as any foreign currency gains or losses on intercompany transactions considered to be of a long-term investment nature, are recognized as foreign currency translation, a component of Other comprehensive (loss) income. Upon the sale or liquidation of an investment in a foreign operation, the Company records a reclassification adjustment out of Accumulated other comprehensive loss for the corresponding accumulated amount of foreign currency translation gain or loss.

Income Taxes. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company initially records deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including projected future taxable income, tax-planning strategies and results of recent operations. The Company routinely evaluates whether the recognized deferred tax assets will more likely than not be realized. A valuation allowance is established for deferred tax assets when it is more likely than not that they will not be realized. If the Company were to later determine that it would be able to realize a portion or all of its deferred tax assets in the future in excess of their net recorded amount, the Company would release a portion or all of the valuation allowance.

The Company records UTPs on the basis of a two-step process whereby the Company first determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and then measures those tax positions that meet the more-likely-than-not recognition threshold. The Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the tax authority. The Company generally recognizes changes in UTPs, interest and penalties in the Income tax (benefit) expense line in the Consolidated Statements of Operations.

Comprehensive Income. Comprehensive income or loss includes all changes in equity during a period except those that resulted from investments by or distributions to a company's shareholders. Other comprehensive income or loss refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity.

Government Assistance Transactions. We are party to the U.S. Government Cooperative Agreement (as defined and discussed in more detail below). Under the terms of the U.S. Government Cooperative Agreement, our Rochester facility will establish new sterile fill-finish manufacturing assets capable of processing liquid or lyophilized products requiring Biosafety Level (BSL) 2 containment in order to establish and sustain BSL 2 sterile fill-finish production capacity to create and maintain industrial base capabilities for the national defense.

The Company has concluded that reimbursements it receives pursuant to the U.S. Government Cooperative Agreement, which are further described below, are not within the scope of *Accounting Standards Codification Topic 606, Revenue from Contracts with Customers* (ASC 606) because the U.S. government does not meet the definition of a "customer" as defined by ASC 606. We are instead accounting for the U.S. Government Cooperative Agreement under other guidance including, for elements of the contract for which there is no authoritative guidance under U.S. GAAP, by applying the relevant accounting principles contained in *International Accounting Standards (IAS) 20—Accounting for Government Grants and Disclosure of Government Assistance (IAS 20)* by analogy.

Under this model, reimbursements we receive from the U.S. government for qualifying capital expenditures meet the definition of grants related to assets as the primary purpose for the reimbursements is to fund the purchase and construction of capital assets to increase production capacity. Under IAS 20, government grants related to assets are presented in the Consolidated Balance Sheets either by presenting the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. Either of these two methods of presentation of grants related to assets in the Consolidated Balance Sheets are regarded as acceptable alternatives under IAS 20. Reimbursements received prior to the asset being placed into service are recognized as deferred income in the Consolidated Balance Sheets as either Accounts payable and accrued expenses (for any current portion) or Other liabilities (for any noncurrent portion) when there is reasonable assurance the conditions of the grant will be met and the grant will be received. When the constructed capital assets are placed into service we deduct the grant reimbursement from Property, plant and equipment and the grant income is recognized over the useful life of the asset as a reduction to depreciation expense.

Refer to Note 15. Commitments and Contingencies for additional discussion of this agreement.

Share Repurchases (Predecessor only). Endo International plc accounted for the repurchase of ordinary shares, if any, at par value. Under applicable Irish law, ordinary shares repurchased are retired and not displayed separately as treasury stock. Upon retirement of the ordinary shares, Endo International plc recorded the difference between the weighted average cost of such ordinary shares and the par value of the ordinary shares as an adjustment to Accumulated deficit in the Consolidated Balance Sheets.

Goodwill (Predecessor only). While amortization expense is not recorded on goodwill, goodwill is subject to impairment reviews. An impairment assessment was conducted as of October 1, or more frequently whenever events or changes in circumstances indicated that the asset might be impaired.

Endo International plc performed the goodwill impairment test by estimating the fair value of the reporting units using an income approach that utilizes a discounted cash flow model or, where appropriate, a market approach. Any goodwill impairment charge recognized for a reporting unit is equal to the lesser of: (i) the total goodwill allocated to that reporting unit and (ii) the amount by which that reporting unit's carrying amount exceeds its fair value.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Not Yet Adopted at December 31, 2024

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvement to Income Tax Disclosures* (ASU 2023-09) to enhance the transparency and decision usefulness of income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses (Subtopic 220-40)* (ASU 2024-03), which responds to longstanding investor requests for more detailed information about an entity's expenses. ASU 2024-03 requires disclosures about specified categories of expenses—including purchases of inventory, employee compensation, and depreciation and amortization—within certain expense captions presented on the face of the income statement. Additional disclosures about selling expenses will also be required. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued after the effective date or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this accounting standards update on its consolidated financial statements and related disclosures.

Recent Accounting Pronouncements Adopted as of December 31, 2024

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 14, 2024, on a retrospective basis. Endo, Inc. adopted ASU 2023-07 on a retrospective basis in this report. Endo International plc, the predecessor entity for accounting and financial reporting purposes prior to and including the consummation of the Plan on the Effective Date, did not adopt ASU 2023-07. Refer to Note 7. Segment Results for additional information.

NOTE 5. DISCONTINUED OPERATIONS AND ASSET SALES

The operating results of Endo International plc's legacy Astora business, which was resolved to be wound down in 2016, are reported as Discontinued operations, net of tax in the Predecessor Consolidated Statements of Operations for all periods presented, if applicable. The following tables provide the operating results of Astora Discontinued operations, net of tax (in thousands):

	Predecessor		
	Period From January 1, 2024 through April 23, 2024	2023	2022
Litigation-related and other contingencies, net	$ —	$ 495	$ —
Income (loss) from discontinued operations before income taxes	$ 182,696	$ (2,329)	$ (15,543)
Income tax benefit	$ (142)	$ (308)	$ (2,056)
Discontinued operations, net of tax	$ 182,838	$ (2,021)	$ (13,487)

For the Predecessor period from January 1, 2024 through April 23, 2024, the income from discontinued operations before income taxes is primarily related to the impacts of the Plan. Refer to Note 3. Fresh Start Accounting for additional information about the impacts of the Plan. For 2023 and 2022, the loss from discontinued operations is primarily related to mesh-related legal defense costs and certain other items.

For the Predecessor period January 1, 2024 through April 23, 2024, the cash out flows from discontinued operating activities related to Astora included the impact of net loss, prior to the impacts of the Plan, of approximately $0.9 million as well as cash out flows in connection with the Plan of approximately $37.1 million. For 2023 (Predecessor) and 2022 (Predecessor), the cash flows from discontinued operating activities related to Astora included the impact of net loss of $2.0 million and $13.5 million, respectively, and the impact of cash activity related to vaginal mesh cases. During the periods presented above, there were no material net cash flows related to Astora discontinued investing activities and there was no depreciation or amortization expense related to Astora.

There are no discontinued operations in the Successor period. Refer to Note 3. Fresh Start Accounting and Note 17. Commitments and Contingencies for amounts and additional information relating to vaginal mesh-related matters and the impacts of the Plan.

Certain Assets and Liabilities of Endo's Retail Generics Business

In 2022, Endo International plc entered into a definitive agreement to sell certain additional assets located in Chestnut Ridge, New York to Ram Ridge Partners BH LLC. The assets primarily consisted of property, plant and equipment. In October 2022, the Bankruptcy Court approved the sale of the assets. The sale closed during the fourth quarter of 2022. As a result of this sale, Endo International plc became entitled to aggregate cash consideration of approximately $18.5 million, substantially all of which was received by December 31, 2022. In connection with this sale, Endo International plc recognized a pre-tax disposal gain of approximately $8.4 million in 2022, which it recorded in Other expense (income), net in the Consolidated Statements of Operations.

The assets described in this section, which primarily related to Endo International plc's Generic Pharmaceuticals segment, did not meet the requirements for treatment as a discontinued operation. The amounts described in this section that were recognized in the Consolidated Statements of Operations are included in the quantitative disclosures of the 2020 Restructuring Initiative included in Note 6. Restructuring.

NOTE 6. RESTRUCTURING

2020 Restructuring Initiative

As noted above, in November 2020, Endo International plc announced the initiation of several strategic actions to optimize its operations and increase overall efficiency. These actions were initiated with the expectation of, among other things, generating significant cost savings to be reinvested, among other things, to support Endo International plc's key strategic priority to expand and enhance its product portfolio. These actions included the following:

- Optimizing Endo International plc's retail generics business cost structure by exiting manufacturing and other sites in Irvine, California; Chestnut Ridge, New York and India.
- Improving operating flexibility and reducing general and administrative costs by transferring certain transaction processing activities to third-party global business process service providers.
- Increasing organizational effectiveness by further integrating the Company's commercial, operations and research and development functions, respectively, to support the Company's key strategic priorities.

As a result of the 2020 Restructuring Initiative, Endo International plc's global workforce was reduced by approximately 300 net full-time positions. Future costs associated with the 2020 Restructuring Initiative are not expected to be material.

There have been no material charges or cash payments associated with the 2020 Restructuring Initiative in 2024 or 2023.

The following pre-tax net amounts related to the 2020 Restructuring Initiative are included in the Consolidated Statements of Operations during the year ended December 31, 2022 (Predecessor) (in thousands):

	Predecessor
	2022
Net restructuring charges related to:	
Accelerated depreciation	$ 3,773
Inventory adjustments	1,494
Employee separation, continuity and other benefit-related costs	1,216
Certain other restructuring costs	795
Total	$ 7,278

These pre-tax net amounts were primarily attributable to Endo International plc's Generic Pharmaceuticals segment, which incurred $5.4 million of pre-tax net charges during the year ended December 31, 2022 (Predecessor). The remaining amounts related to Endo International plc's other segments and certain corporate unallocated costs.

As of December 31, 2022, cumulative amounts incurred to date included charges related to accelerated depreciation of $51.0 million, asset impairments related to certain identifiable intangible assets, operating lease assets and disposal groups totaling $49.5 million, inventory adjustments of $11.6 million, employee separation, continuity and other benefit-related costs, net of $53.9 million and certain other restructuring costs of $3.5 million. Of these amounts, $134.3 million was attributable to the Generic Pharmaceuticals segment, with the remaining amounts relating to our other segments and certain corporate unallocated costs.

The following pre-tax net amounts related to the 2020 Restructuring Initiative are included in the Consolidated Statements of Operations during the year ended December 31, 2022 (Predecessor) (in thousands):

	Predecessor
	2022
Net restructuring charges related to:	
Cost of revenues	$ 3,966
Selling, general and administrative	208
Research and development	3,104
Total	$ 7,278

In addition to the pre-tax net amounts summarized above, as part of the 2020 Restructuring Initiative, Endo International plc recognized a pre-tax disposal gain of approximately $8.4 million during the fourth quarter of 2022 as a result of the Chestnut Ridge, New York sale transaction, which is further described in Note 5. Discontinued Operations and Asset Sales. The assets sold primarily related to Endo International plc's Generic Pharmaceuticals segment.

Changes to the liability for the 2020 Restructuring Initiative during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Employee Separation, Continuity and Other Benefit-Related Costs	Certain Other Restructuring Costs	Total
Liability balance as of December 31, 2021 (Predecessor)	$ 10,979	$ 205	$ 11,184
Net charges	1,216	796	2,012
Cash payments	(11,926)	(1,001)	(12,927)
Liability balance as of December 31, 2022 (Predecessor)	$ 269	$ —	$ 269
Net (charge reversals) charges	(198)	—	(198)
Cash payments	(71)	—	(71)
Liability balance as of December 31, 2023 (Predecessor)	$ —	$ —	$ —

2022 Restructuring Initiative

In April 2022, Endo International plc communicated the initiation of actions to streamline and simplify certain functions, including its commercial organization, to increase its overall organizational effectiveness and better align with then-current and future needs. In December 2022, Endo International plc announced it would be taking certain additional actions to cease the production and sale of QWO® in light of market concerns about the extent and variability of bruising following initial treatment as well as the potential for prolonged skin discoloration. These actions, which are collectively referred to herein as the 2022 Restructuring Initiative, were initiated with the expectation of, among other things, generating cost savings, with a portion to be reinvested to support Endo International plc's key strategic priority to expand and enhance its product portfolio. In December 2022, the Bankruptcy Court approved an order authorizing Endo International plc to cease the production and commercialization of QWO® and granting related relief.

As a result of the 2022 Restructuring Initiative, Endo International plc's global workforce was reduced by approximately 175 net full-time positions. Future costs associated with the 2022 Restructuring Initiative are not expected to be material.

There have been no material charges or cash payments associated with the 2022 Restructuring Initiative in 2024.

The following pre-tax net amounts related to the 2022 Restructuring Initiative are included in the Consolidated Statements of Operations during the year ended December 31, 2022 (Predecessor) (in thousands):

	Predecessor
	2022
Net restructuring charges related to:	
Asset impairments	$ 180,248
Inventory adjustments	34,870
Employee separation, continuity and other benefit-related costs	28,345
Certain other restructuring costs	8,656
Total	$ 252,119

These pre-tax net amounts were primarily attributable to Endo International plc's Branded Pharmaceuticals segment, which incurred $238.6 million of pre-tax net charges during the year ended December 31, 2022 (Predecessor). The remaining amounts related to Endo International plc's Generic Pharmaceuticals segment and certain corporate unallocated costs.

As of December 31, 2024, cumulative amounts incurred to date included charges related to asset impairments related to certain identifiable intangible assets of $180.2 million, inventory adjustments of $34.9 million, employee separation, continuity and other benefit-related costs, net of $28.3 million and certain other restructuring costs of $8.7 million. Of these amounts, $238.6 million was attributable to the Branded Pharmaceuticals segment, with the remaining amounts related to our Generic Pharmaceuticals segment and certain corporate unallocated costs.

The following pre-tax net amounts related to the 2022 Restructuring Initiative are included in the Consolidated Statements of Operations during the year ended December 31, 2022 (Predecessor) (in thousands):

	Predecessor
	2022
Net restructuring charges included in:	
Cost of revenues	$ 49,078
Selling, general and administrative	18,692
Research and development	4,101
Asset impairment charges	180,248
Total	$ 252,119

Changes to the liability for the 2022 Restructuring Initiative were as follows (in thousands):

	Employee Separation, Continuity and Other Benefit-Related Costs
Liability balance as of December 31, 2022 (Predecessor)	$ 14,997
Net (charge reversals) charges	(248)
Cash payments	(13,376)
Liability balance as of December 31, 2023 (Predecessor)	$ 1,373
Net (charge reversals) charges	(282)
Cash payments	(1,091)
Liability balance as of April 23, 2024 (Predecessor)	$ —

NOTE 7. SEGMENT RESULTS

The Company's four reportable business segments are Branded Pharmaceuticals, Sterile Injectables, Generic Pharmaceuticals and International Pharmaceuticals. These reportable segments represent our strategic business units. Each segment derives revenue from the sales or licensing of its respective products. They are managed separately because the segments contain different types of products with different target end-consumers, differing sales and marketing requirements, differing distribution channels and differing pricing strategies, among other reasons. We have not aggregated operating segments.

Branded Pharmaceuticals

Our Branded Pharmaceuticals segment includes a variety of branded products in the therapeutic areas of urology, orthopedics, endocrinology and bariatrics, among others. Products in this segment include XIAFLEX®, SUPPRELIN® LA, AVEED®, PERCOCET®, TESTOPEL® and EDEX®, among others.

Sterile Injectables

Our Sterile Injectables segment consists primarily of branded sterile injectable products such as ADRENALIN®, VASOSTRICT® and APLISOL®, among others, and certain generic sterile injectable products.

Generic Pharmaceuticals

The Generic Pharmaceuticals segment includes a product portfolio including patches, solid oral extended-release products, solid oral immediate-release products, liquids, semi-solids, powders, ophthalmics and sprays and includes products that treat and manage a wide variety of medical conditions.

International Pharmaceuticals

Our International Pharmaceuticals segment includes a variety of specialty pharmaceutical products, including OTC products, sold outside the U.S., primarily in Canada through our operating company Paladin.

The CODM is the Company's Interim Chief Executive Officer. The CODM uses Segment adjusted income from operations before income tax to evaluate segment performance and to allocate resources, including as it relates to employees and capital resources, among others predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances, as well as period over period variances, on a quarterly basis when making decisions about allocation of capital and personnel to segments. The CODM is not provided, nor does he review, asset information at the segment level. Therefore, the Company has not disclosed asset information for each reportable segment.

The accounting policies of the segments are the same as those applied to the consolidated financial statements as described in Note 4. Summary of Significant Accounting Policies. Segment results exclude the impact of certain income and expenses that are not reflective of the underlying operations of the business and are therefore not considered by the CODM in evaluating the performance of the segments.

Segment adjusted income from operations before income tax is defined as Loss from continuing operations before income tax, excluding: acquired in-process research and development charges; acquisition-related and integration items, including transaction costs and changes in the fair value of contingent consideration; cost reduction and integration-related initiatives such as separation benefits, continuity payments, other exit costs and certain costs associated with integrating an acquired company's operations; certain amounts related to strategic review initiatives; asset impairment charges; amortization of intangible assets; inventory step-up recorded as part of our acquisitions; litigation-related and other contingent matters; certain legal costs; gains or losses from early termination of debt; debt modification costs; gains or losses from the sales of businesses and other assets; foreign currency gains or losses on intercompany financing arrangements; reorganization items, net (in the Predecessor periods); and certain other items. For the year ended December 31, 2024, the Successor does not have operating results classified as Discontinued operations, net of tax.

Interest income and expense and certain other corporate expenses incurred by the Company are not directly attributable to any specific segment. Accordingly, these costs are not reflected in any of the Company's segments and are included in the results below as "Corporate unallocated costs." The Company's Total segment adjusted income from continuing operations before income tax is equal to the combined results of each of its segments.

The Company disaggregated its revenue from contracts with customers into the categories included in the tables below (in thousands). The Company believes these categories depict how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Successor		Predecessor					
	2024		Period From January 1, 2024 through April 23, 2024		2023		2022	
Branded Pharmaceuticals:								
Specialty Products:								
XIAFLEX®	$	362,985	$	152,638	$	475,014	$	438,680
SUPPRELIN® LA		59,307		26,213		96,849		113,011
Other Specialty (1)		36,147		21,120		73,797		70,009
Total Specialty Products	$	458,439	$	199,971	$	645,660	$	621,700
Established Products:								
PERCOCET®	$	63,486	$	33,892	$	106,375	$	103,943
TESTOPEL®		27,872		13,225		42,464		38,727
Other Established (2)		60,413		32,626		64,588		86,772
Total Established Products	$	151,771	$	79,743	$	213,427	$	229,442
Total Branded Pharmaceuticals (3)	$	610,210	$	279,714	$	859,087	$	851,142
Sterile Injectables:								
ADRENALIN®	$	60,207	$	38,601	$	99,910	$	114,304
VASOSTRICT®		36,354		34,309		93,180		253,696
Other Sterile Injectables (4)		132,307		59,621		236,473		221,633
Total Sterile Injectables (3)	$	228,868	$	132,531	$	429,563	$	589,633
Total Generic Pharmaceuticals (5)	$	291,430	$	143,677	$	650,352	$	795,457
Total International Pharmaceuticals (6)	$	47,658	$	26,052	$	72,516	$	82,643
Total revenues, net	$	1,178,166	$	581,974	$	2,011,518	$	2,318,875

_____

(1) Products included within Other Specialty include, but are not limited to, AVEED®.

(2) Products included within Other Established include, but are not limited to, EDEX®.

(3) Individual products presented above represent the top two performing products in each product category for either the Successor year ended December 31, 2024, the Predecessor period from January 1, 2024 through April 23, 2024 and/or any product having revenues in excess of $25 million during any quarter presented for 2024 or 2023.

(4) Products included within Other Sterile Injectables include, but are not limited to, APLISOL®. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

(5) The Generic Pharmaceuticals segment is comprised of a portfolio of products that are generic versions of branded products, are distributed primarily through the same wholesalers, generally have limited or no intellectual property protection and are sold within the U.S. During the Successor year ended December 31, 2024 Lidocaine patch 5% made up 9% of consolidated revenues. Varenicline tablets, which launched in September 2021, made up 8% and 13% for the Predecessor years ended December 31, 2023 and 2022, respectively, of consolidated total revenues. Dexlansoprazole delayed release capsules, which launched in November 2022, made up 6% for the Predecessor year ended December 31 2023 of consolidated total revenues. No other individual product within the segment has exceeded 5% of consolidated total revenues for the periods presented.

(6) No individual product within the International Pharmaceuticals segment accounted for more than 5% of consolidated total revenues for any of the periods presented. The International Pharmaceuticals segment includes a variety of specialty pharmaceutical products sold outside the U.S. primarily in Canada.

There were no material revenues from external customers attributed to an individual country outside of the U.S. during any of the periods presented.

Successor period segment disclosure. The following tables represent the information, including significant segment expenses, regularly provided to and reviewed by the Company's CODM (in thousands):

	For the Successor year ended December 31, 2024 (4)				
	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Total revenues, net (1)	$ 610,210	$ 228,868	$ 291,430	$ 47,658	$ 1,178,166
Less: (2)					
Cost of revenues	38,990	138,405	200,234	22,223	
Selling and marketing	155,287	10,802	3,905	10,191	
General and administrative	26,339	11,997	12,905	10,139	
Research and development	38,711	24,919	6,707	378	
Segment adjusted income from operations before income tax	$ 350,883	$ 42,745	$ 67,679	$ 4,727	$ 466,034
Other segment disclosures:					
Depreciation (3)	$ 4,861	$ 17,530	$ 11,495	$ 601	

---

(1) Total revenues, net represent revenue from external customers and amounts align with the segment-level information that is regularly provided to the CODM. There are no intersegment revenues reflected in the information provided to or reviewed by the CODM.

(2) The significant expenses categories and amounts align with the segment-level information that is regularly provided to the CODM. There are no intersegment expenses reflected in the information provided to or reviewed by the CODM. Significant segment expense captions are adjusted to exclude: acquired in-process research and development charges; acquisition-related and integration items, including transaction costs and changes in the fair value of contingent consideration; cost reduction and integration-related initiatives such as separation benefits, continuity payments, other exit costs and certain costs associated with integrating an acquired company's operations; certain amounts related to strategic review initiatives; asset impairment charges; amortization of intangible assets; inventory step-up recorded as part of our acquisitions; litigation-related and other contingent matters; certain legal costs; and certain other items.

(3) Depreciation expense disclosed by reportable segment is included in segment expense captions, such as Cost of revenues, Selling, general and administrative, and Research and development.

(4) The Successor year ended December 31, 2024 reflects partial year of operating activity for the segments presented. The CODM is provided and reviews this information for the Successor year ended December 31, 2024 and the Predecessor period January 1, 2024 through April 23, 2024, on a combined basis.

Predecessor period segment disclosure. The following represents selected information for the Company's reportable segments (in thousands):

	Predecessor		
	Period From January 1, 2024 through April 23, 2024	2023	2022
Net revenues from external customers:			
Branded Pharmaceuticals	$ 279,714	$ 859,087	$ 851,142
Sterile Injectables	132,531	429,563	589,633
Generic Pharmaceuticals	143,677	650,352	795,457
International Pharmaceuticals (1)	26,052	72,516	82,643
Total net revenues from external customers	$ 581,974	$ 2,011,518	$ 2,318,875
Segment adjusted income from continuing operations before income tax:			
Branded Pharmaceuticals	$ 161,592	$ 459,309	$ 366,554
Sterile Injectables	51,977	157,179	349,424
Generic Pharmaceuticals	42,378	237,870	336,133
International Pharmaceuticals	7,735	16,733	19,920
Total segment adjusted income from continuing operations before income tax	$ 263,682	$ 871,091	$ 1,072,031

---

(1) Revenues generated by our International Pharmaceuticals segment are primarily attributable to external customers located in Canada.

Successor and Predecessor reconciliations. The tables below provide reconciliations of our Total segment adjusted income from continuing operations before income tax to our Total consolidated (loss) income from continuing operations before income tax (in thousands):

	Successor	Predecessor		
	2024	**January 1, 2024 through April 23, 2024**	**2023**	**2022**
Reconciliation of profit or loss (Segment adjusted income from operations before income tax):				
Segment adjusted income from operations before income tax	$ 466,034	$ 263,682	$ 871,091	$ 1,072,031
Interest expense, net	(164,051)	2	—	(349,776)
Unallocated amounts:				
Corporate unallocated costs (1)	(110,875)	(48,238)	(158,717)	(182,335)
Asset impairment charges	(243,635)	(2,103)	(503)	(2,142,746)
Acquisitions and divestitures (2)	(810,281)	(77,543)	(258,655)	(406,419)
Debt or equity financing activities	(2,126)	—	—	—
Restructuring or similar transactions (3)	(6,765)	(4,960)	(44,098)	(198,381)
Certain litigation-related and other contingencies, net (4)	—	—	(1,611,090)	(478,722)
Reorganization items, net	—	6,125,099	(1,169,961)	(202,978)
Other, net (5)	9,812	(6,948)	(19,991)	1,224
Total consolidated (loss) income from continuing operations before income tax	$ (861,887)	$ 6,248,991	$ (2,391,924)	$ (2,888,102)

————

(1) For all periods presented, amounts include certain corporate overhead costs, such as headcount, facility and corporate litigation expenses and certain other income and expenses.

(2) Amounts for the Successor year ended December 31, 2024, primarily relate to approximately $612.9 million of inventory step up amortization and approximately $173.6 million of intangible assets amortization, respectively. Refer to Note 3. Fresh Start Accounting for additional information about the fair value adjustments to the Company's inventory and intangible assets. Amounts for the Predecessor period from January 1, 2024 through April 23, 2024 as well as the year ended December 31, 2023 primarily relate to amortization of intangible assets.

(3) Amounts for the Successor year ended December 31, 2024 primarily relate to net separation charges associated with the former President and Chief Executive Officer departure, effective August 29, 2024. Amounts for the Predecessor period from January 1, 2024 through April 23, 2024 primarily relate to net employee separation charges. The amount for the Predecessor year ended December 31, 2023 included net employee separation, continuity and other benefit-related charges of $43.7 million and other net charges of $0.4 million.

(4) Amounts include adjustments to our accruals for litigation-related settlement charges. Endo International plc's, and as applicable Endo, Inc.'s, material legal proceedings and other contingent matters are described in more detail in Note 17. Commitments and Contingencies.

(5) Amounts for the Successor year ended December 31, 2024 primarily relate to gains from adjustments to contract assets associated with prior intellectual property sales and cancellation of shares released from escrow during the fourth quarter of 2024. Amounts for the Predecessor period from January 1, 2024 through April 23, 2024 primarily relate to a charge of approximately $6 million associated with the rejection of an executory contract, which was approved by the Bankruptcy Court in February 2024. Amounts for the Predecessor year ended December 31, 2023 includes a charge of approximately $9.2 million associated with the rejection of certain equity award agreements, which was approved by the Bankruptcy Court in March 2023.

The following represents depreciation expense by reportable segments (in thousands):

	Predecessor		
	January 1, 2024 through April 23, 2024	**2023**	**2022**
Branded Pharmaceuticals	$ 946	$ 9,252	$ 9,862
Sterile Injectables	$ 7,536	$ 22,652	$ 20,224
Generic Pharmaceuticals	$ 3,906	$ 11,829	$ 16,952
International Pharmaceuticals	$ 169	$ 3,561	$ 3,638

NOTE 8. FAIR VALUE MEASUREMENTS

Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Instruments

The financial instruments recorded in the Consolidated Balance Sheets include cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, acquisition-related contingent consideration and debt obligations. Included in cash and cash equivalents and restricted cash and cash equivalents are money market funds representing a type of mutual fund required by law to invest in low-risk securities (for example, U.S. government bonds, U.S. Treasury Bills and commercial paper). Money market funds pay dividends that generally reflect short-term interest rates. Due to their initial maturities, the carrying amounts of non-restricted and restricted cash and cash equivalents (including money market funds), accounts receivable, accounts payable and accrued expenses approximate their fair values.

Restricted Cash and Cash Equivalents

The following table presents current and noncurrent restricted cash and cash equivalent balances (in thousands):

	Balance Sheet Line Items	Successor December 31, 2024	Predecessor December 31, 2023
Restricted cash and cash equivalents—current (1)	Restricted cash and cash equivalents	$ 89,183	$ 167,702
Restricted cash and cash equivalents—noncurrent (2)	Other assets	—	85,000
Total restricted cash and cash equivalents		$ 89,183	$ 252,702

---

(1) The amount at December 31, 2024 primarily relates to certain self-insurance related matters of approximately $85.9 million. Amounts at December 31, 2023 primarily relate to: (i) restricted cash and cash equivalents associated with litigation-related matters, including $49.8 million held in Qualified Settlement Funds (QSFs) for mesh and/or opioid-related matters, and (ii) approximately $85.9 million of restricted cash and cash equivalents related to certain self-insurance related matters. These balances are classified as current assets in the Consolidated Balance Sheets as the potential for, and timing of, future claims and/or payment is unknown and could result in distributions within the next twelve months.

(2) The amount at December 31, 2023 relates to the Predecessor TLC Agreement. This balance, which was anticipated to be used to fund certain future contractual obligations or returned upon satisfaction of certain conditions, was classified as a noncurrent asset at December 31, 2023 and subsequently released to the Predecessor as part of the TLC Settlement discussed in more detail in see Note 13. License, Collaboration and Asset Acquisition Agreements.

Acquisition-Related Contingent Consideration

The fair value of contingent consideration liabilities is determined using unobservable inputs; hence, these instruments represent Level 3 measurements within the above-defined fair value hierarchy. These inputs include the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at current fair value with changes recorded in earnings. The estimates of fair value are uncertain and changes in any of the estimated inputs used as of the date of this report could have resulted in significant adjustments to fair value. See the "Recurring Fair Value Measurements" section below for additional information on acquisition-related contingent consideration.

Recurring Fair Value Measurements

The financial assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	Successor			
	Fair Value Measurements at December 31, 2024 using:			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:				
Money market funds	$ 141,315	$ —	$ —	$ 141,315
Liabilities:				
Acquisition-related contingent consideration—current	$ —	$ —	$ 3,303	$ 3,303
Acquisition-related contingent consideration—noncurrent	$ —	$ —	$ 4,041	$ 4,041

	Predecessor			
	Fair Value Measurements at December 31, 2023 using:			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:				
Money market funds (1)	$ 7,123	$ —	$ —	$ 7,123
Liabilities:				
Acquisition-related contingent consideration (2)	$ —	$ —	$ 12,447	$ 12,447

_____

(1) At December 31, 2023, money market funds include $7.1 million in QSFs. Amounts in QSFs were considered restricted cash equivalents. Pursuant to the Plan, on the Effective Date these funds were distributed to the applicable trusts in settlement of claims against the Debtors. See Note 3. Fresh Start Accounting and Note 17. Commitments and Contingencies for further discussion.

(2) At December 31, 2023, the Predecessor's liabilities for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, were classified within Liabilities subject to compromise in the Consolidated Balance Sheets. The relevant executory contracts were assumed and assigned to Endo, Inc. and recognized at fair value on the Effective Date and as of December 31, 2024 and classified as current or noncurrent as of December 31, 2024 based on the anticipated timing of payment of such obligations.

Fair Value Measurements Using Significant Unobservable Inputs

The following tables present changes to the liability for acquisition-related contingent consideration, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

	Successor	Predecessor	
	2024 (1)	Period From January 1, 2024 through April 23, 2024	2023
Beginning of period	$ —	$ 12,447	$ 16,571
Acquisition of contingent consideration from Predecessor	10,195	—	—
Amounts settled	(5,287)	(2,475)	(6,177)
Changes in fair value recorded in earnings	2,407	284	1,972
Effect of currency translation	29	(61)	81
End of period	$ 7,344	$ 10,195	$ 12,447

_____

(1) Prior to the Effective Date, the Successor entity had no liabilities for acquisition-related contingent consideration. The Successor entity assumed the liabilities for acquisition-related contingent consideration in connection with the Plan.

At December 31, 2024, the fair value measurements of the contingent consideration obligations were determined using risk-adjusted discount rates ranging from 8.9% to 19.0% (weighted average rate of approximately 18.0%, weighted based on relative fair value). Changes in fair value recorded in earnings related to acquisition-related contingent consideration are included in our Consolidated Statements of Operations as Acquisition-related and integration items, net.

The following tables present changes to the liability for acquisition-related contingent consideration by acquisition (in thousands):

	Successor				
	Balance as of December 31, 2023 (1)	Acquisition of Contingent Consideration from Predecessor	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of December 31, 2024
Auxilium acquisition	$ —	$ 8,262	$ 861	$ (2,476)	$ 6,647
Other	—	1,933	1,546	(2,782)	697
Total	$ —	$ 10,195	$ 2,407	$ (5,258)	$ 7,344

	Predecessor				
	Balance as of December 31, 2023 (2)	Acquisition of Contingent Consideration from Predecessor	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of April 23, 2024
Auxilium acquisition	$ 9,494	$ —	$ (85)	$ (1,147)	$ 8,262
Other	2,953	—	369	(1,389)	1,933
Total	$ 12,447	$ —	$ 284	$ (2,536)	$ 10,195

	Predecessor				
	Balance as of December 31, 2022 (2)	Acquisition of Contingent Consideration from Predecessor	Changes in Fair Value Recorded in Earnings	Amounts Settled and Other	Balance as of December 31, 2023 (2)
Auxilium acquisition	$ 10,618	$ —	$ 1,041	$ (2,165)	$ 9,494
Other	5,953	—	931	(3,931)	2,953
Total	$ 16,571	$ —	$ 1,972	$ (6,096)	$ 12,447

(1) Prior to the Effective Date, the Successor entity had no liabilities for acquisition-related contingent consideration. The Successor entity assumed the liabilities for acquisition-related contingent consideration in connection with the Plan.

(2) At December 31, 2023 and 2022, the Predecessor's liabilities for acquisition-related contingent consideration, which are governed by executory contracts and recorded at the expected amount of the total allowed claim, were classified within Liabilities subject to compromise in the Consolidated Balance Sheets.

Nonrecurring Fair Value Measurements

Property, plant and equipment, goodwill and other intangible assets have been and may in the future be subject to nonrecurring fair value measurement for the evaluation of potential impairment.

The Company's financial assets and liabilities measured at fair value on a nonrecurring basis were as follows (in thousands):

	Fair Value Measurements during the Successor Year Ended December 31, 2024 (1) using:			Total Expense for the Successor Year Ended December 31, 2024
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	
Intangible assets, excluding goodwill (2)	$ —	$ —	$ 54,700	$ 243,635
Total	$ —	$ —	$ 54,700	$ 243,635

(1) The fair value amounts are presented as of the date of the fair value measurement as these assets are not measured at fair value on a recurring basis. Such measurements generally occur in connection with our quarter-end financial reporting close procedures.

(2) These fair value measurements were determined using a risk-adjusted discount rates ranging from 25% to 28% (weighted average rate of approximately 27.0%, weighted based on relative fair value).

During the periods covered by this report, nonrecurring fair value measurements, which related to certain property, plant and equipment, were not material.

NOTE 9. INVENTORIES

Inventories, net of applicable reserves, consisted of the following (in thousands):

	Successor		Predecessor	
	December 31, 2024		December 31, 2023	
Raw materials	$	94,758	$	103,336
Work-in-process		274,321		29,827
Finished goods		158,657		112,854
Total	$	527,736	$	246,017

Inventory in excess of the amount expected to be sold within one year is classified as noncurrent inventory and is not included in the table above. At December 31, 2024 and December 31, 2023, $203.5 million and $29.7 million, respectively, of noncurrent inventory was included in Other assets in the Consolidated Balance Sheets. The December 31, 2024 noncurrent inventory balance reflects the impact of fresh start accounting, as discussed in more detail in Note 3. Fresh Start Accounting. As of December 31, 2024, the reported inventory balances include approximately $440.2 million of remaining unamortized step up in fair value, including $170.6 million classified as long term inventory and classified as Other assets in the Successor Consolidated Balance Sheet, which will be reflected as Cost of revenue in future periods as the inventory is sold.

As of December 31, 2024 and December 31, 2023, the Company's Consolidated Balance Sheets included approximately $0.1 million and $2.7 million, respectively, of capitalized pre-launch inventories related to products that were not yet available to be sold.

NOTE 10. LEASES

We have entered into contracts with third parties to lease a variety of assets, including certain real estate, machinery, equipment, automobiles and other assets.

Our leases frequently allow for lease payments that could vary based on factors such as inflation or the degree of utilization of the underlying asset and the incurrence of contractual charges such as those for common area maintenance or utilities.

Renewal and/or early termination options are common in our lease arrangements, particularly with respect to our real estate leases. Our right-of-use assets and lease liabilities generally exclude periods covered by renewal options and include periods covered by early termination options (based on our conclusion that it is not reasonably certain that we will exercise such options).

We were party to certain sublease arrangements, primarily related to our real estate leases, where we acted as the lessee and intermediate lessor. For example, we subleased portions of our Malvern, Pennsylvania facility through a sublease arrangement that ended in 2024.

The following table presents information about the Company's right-of-use assets and lease liabilities (in thousands):

| | Balance Sheet Line Items | Successor | Predecessor |
		December 31, 2024	December 31, 2023
Right-of-use assets:			
Operating lease right-of-use assets	Operating lease assets	$ 39,193	$ 23,033
Finance lease right-of-use assets	Property, plant and equipment, net	3,822	18,668
Total right-of-use assets		$ 43,015	$ 41,701
Operating lease liabilities, excluding amounts classified as Liabilities subject to compromise:			
Current operating lease liabilities	Current portion of operating lease liabilities	$ 3,994	$ 956
Noncurrent operating lease liabilities	Operating lease liabilities, less current portion	34,759	4,132
Total operating lease liabilities		$ 38,753	$ 5,088
Finance lease liabilities, excluding amounts classified as Liabilities subject to compromise:			
Current finance lease liabilities	Accounts payable and accrued expenses	$ 634	$ —
Noncurrent finance lease liabilities	Other liabilities	2,794	1,386
Total finance lease liabilities		$ 3,428	$ 1,386
Operating and finance leases, amounts classified as Liabilities subject to compromise:			
Operating lease liabilities	Liabilities subject to compromise	$ —	$ 20,635
Finance lease liabilities	Liabilities subject to compromise	—	9,981
Total operating and finance leases classified as Liabilities subject to compromise		$ —	$ 30,616

The following table presents information about lease costs and expenses and sublease income (in thousands):

	Statement of Operations Line Items	Successor 2024		Predecessor Period From January 1, 2024 through April 23, 2024		2023		2022	
Operating lease cost	Various (1)	$	4,090	$	550	$	6,811	$	10,959
Finance lease cost:									
Amortization of right-of-use assets	Various (1)	$	4,953	$	2,519	$	8,096	$	8,479
Interest on lease liabilities	Interest expense, net	$	270	$	169	$	781	$	1,127
Other lease costs and income:									
Variable lease costs (2)	Various (1)	$	7,676	$	3,588	$	10,913	$	11,707
Finance lease right-of-use asset impairment charges	Asset impairment charges	$	—	$	—	$	—	$	3,063
Sublease income	Various (1)	$	(1,605)	$	(1,129)	$	(5,616)	$	(6,436)

_____

(1) Amounts are included in the Consolidated Statements of Operations based on the function that the underlying leased asset supports. The following table presents the components of such aggregate amounts (in thousands):

	Successor 2024		Predecessor Period From January 1, 2024 through April 23, 2024		2023		2022	
Cost of revenues	$	4,153	$	2,130	$	6,150	$	6,189
Selling, general and administrative	$	10,961	$	3,398	$	13,952	$	18,305
Research and development	$	—	$	—	$	102	$	215

(2) Amounts represent variable lease costs incurred that were not included in the initial measurement of the lease liability such as common area maintenance and utilities costs associated with leased real estate and certain costs associated with our automobile leases.

The following table provides the undiscounted amount of future cash flows included in our lease liabilities at December 31, 2024 for each of the five years subsequent to December 31, 2024 and thereafter, as well as a reconciliation of such undiscounted cash flows to our lease liabilities at December 31, 2024 (in thousands):

	Operating Leases		Finance Leases	
2025	$	6,575	$	892
2026		7,033		892
2027		7,186		892
2028		6,233		296
2029		5,295		97
Thereafter		22,721		8,579
Total future lease payments	$	55,043	$	11,648
Less: amounts representing interest		16,290		8,220
Present value of future lease payments (lease liabilities)	$	38,753	$	3,428

The following table provides the weighted average remaining lease term and weighted average discount rates for our leases:

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Weighted average remaining lease term (years), weighted based on lease liability balances:		
Operating leases	8.5 years	4.7 years
Finance leases	33.5 years	13.4 years
Weighted average discount rate (percentages), weighted based on the remaining balance of lease payments:		
Operating leases	8.1 %	6.2 %
Finance leases	8.5 %	7.3 %

The following table provides certain additional information related to our leases (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash payments for operating leases	$ 4,886	$ 1,863	$ 10,476	$ 13,152
Operating cash payments for finance leases	$ 530	$ 366	$ 1,148	$ 1,673
Financing cash payments for finance leases	$ 4,761	$ 2,381	$ 6,733	$ 6,062
Lease liabilities arising from obtaining right-of-use assets:				
Operating leases (1)	$ 21,175	$ —	$ —	$ 1,296

_____

(1) The amount in 2024 (Successor) primarily relates to an increase of $11.9 million in lease liabilities and right-of-use assets related to lease modifications and an increase of $9.3 million for a new lease agreement. The amount in 2022 primarily relates to a new lease agreement.

NOTE 11. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consists of the following at December 31, 2024 and December 31, 2023 (in thousands):

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Land and buildings	$ 145,467	$ 243,679
Machinery and equipment	182,367	251,895
Leasehold improvements	19,229	41,074
Computer equipment and software	20,263	97,782
Furniture and fixtures	4,099	8,595
Assets under construction	211,045	197,670
Total property, plant and equipment, gross	$ 582,470	$ 840,695
Less: accumulated depreciation	(33,652)	(364,455)
Total property, plant and equipment, net	$ 548,818	$ 476,240

Depreciation expense was $46.2 million, $15.6 million, $50.5 million and $54.3 million for the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively. During the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), the Company recorded property, plant and equipment impairment charges totaling $2.1 million, $0.5 million and $9.0 million, respectively. These charges are included in the Asset impairment charges line item in our Consolidated Statements of Operations and primarily reflect the write-off of certain property, plant and equipment.

At December 31, 2024 and December 31, 2023, $247.9 million and $226.0 million of the Company's Property, plant and equipment, net, representing net book amounts, were located in India. At December 31, 2024 and December 31, 2023, there were no other material tangible long-lived assets located outside of the U.S., individually or in the aggregate.

NOTE 12. GOODWILL AND OTHER INTANGIBLES

Goodwill

The Successor has no goodwill balance as of December 31, 2024. Refer to Note 3. Fresh Start Accounting for additional information about the impact of fresh start accounting on the Predecessor goodwill balance.

The following table presents changes in the carrying amounts of Predecessor goodwill (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Goodwill as of December 31, 2022 (Predecessor)	$ 828,818	$ 523,193	$ —	$ —	$ 1,352,011
Goodwill as of December 31, 2023 (Predecessor)	$ 828,818	$ 523,193	$ —	$ —	$ 1,352,011
Impact of fresh start accounting	(828,818)	(523,193)	—	—	(1,352,011)
Goodwill as of April 23, 2024 (Predecessor)	$ —	$ —	$ —	$ —	$ —

The carrying amounts of goodwill are net of the following accumulated impairments, if applicable (in thousands):

	Branded Pharmaceuticals	Sterile Injectables	Generic Pharmaceuticals	International Pharmaceuticals	Total
Accumulated impairment losses as of December 31, 2023 (Predecessor)	$ 855,810	$ 2,208,000	$ 3,142,657	$ 525,244	$ 6,731,711
Impact of fresh start accounting	(855,810)	(2,208,000)	(3,142,657)	(525,244)	(6,731,711)
Accumulated impairment losses as of April 23, 2024 (Predecessor)	$ —	$ —	$ —	$ —	$ —

Other Intangible Assets

The Company's intangible assets consist of the following components (in thousands):

	Successor December 31, 2024		Predecessor December 31, 2023	
Cost basis:				
Indefinite-lived intangibles:				
In-process research and development	$	50,509	$	—
Total indefinite-lived intangibles	$	50,509	$	—
Finite-lived intangibles:				
Licenses (Predecessor)	$	—	$	432,107
Tradenames (Predecessor)		—		6,409
Developed technology (Predecessor)		—		5,925,662
Marketed products (weighted average life of 8 years) (Successor)		1,869,140		—
Licenses (weighted average life of 5 years) (Successor)		69,757		—
Total finite-lived intangibles (weighted average life of 8 years)	$	1,938,897	$	6,364,178
Total other intangibles	$	1,989,406	$	6,364,178
Accumulated amortization:				
Finite-lived intangibles:				
Licenses (Predecessor)	$	—	$	(419,084)
Tradenames (Predecessor)		—		(6,409)
Developed technology (Predecessor)		—		(4,460,802)
Marketed products (Successor)		(163,654)		—
Licenses (Successor)		(9,891)		—
Total other intangibles	$	(173,545)	$	(4,886,295)
Net other intangibles	$	1,815,861	$	1,477,883

As part of fresh start accounting, as of the Effective Date, the Company wrote-off the existing intangible assets and accumulated amortization of the Predecessor and recorded $2,225.5 million to reflect the fair value of intangible assets of the Successor, as discussed in Note 3. Fresh Start Accounting. The following table summarizes the components of the estimated fair value of identified intangible assets (dollars in thousands):

	Carrying Amount	Amortization Method	Useful Life Range			Discount Rate Range		
Intangible assets subject to amortization								
Marketed products	$1,857,400	Straight-line	3 years	to	11 years	12.3%	to	30.8%
Licenses	69,757	Straight-line		5 years			26.7%	
Intangible assets not subject to amortization								
In-process research and development	298,334	n/a		n/a		24.8%	to	27.7%
Total identified intangible assets	$2,225,491							

Amortization expense for the Successor in 2024 and the Predecessor during January 1, 2024 through April 23, 2024, 2023 and 2022, totaled approximately $173.5 million, $77.0 million, $255.9 million and $337.3 million, respectively. Amortization expense is included in Cost of revenues in the Consolidated Statements of Operations.

For intangible assets subject to amortization, estimated amortization expense for the five fiscal years subsequent to December 31, 2024 (Successor) is as follows (in thousands):

2025	$	251,898
2026	$	250,579
2027	$	235,581
2028	$	235,581
2029	$	222,946

Impairments

If applicable, goodwill and indefinite-lived intangible assets are tested for impairment annually, as of October 1, and when events or changes in circumstances indicate that the asset might be impaired.

We estimate the fair values of our reporting units and our intangible assets using an income approach that utilizes a discounted cash flow model.

The discounted cash flow models reflect our estimates of future cash flows and other factors including estimates of future operating performance, including future sales, long-term growth rates, gross margins, operating expenses, discount rates, and the probability of technical and regulatory success. These assumptions are based on significant inputs and judgments not observable in the market, and thus represent Level 3 measurements within the fair value hierarchy. The discount rates used in the determination of fair value reflect our judgments regarding the risks and uncertainties inherent in the estimated future cash flows and may differ over time depending on the risk profile of the particular assets and other market factors. We believe the discount rates and other inputs and assumptions are consistent with those a market participant would use. Any impairment charges resulting from annual or interim goodwill and intangible asset impairment assessments are recorded to Asset impairment charges in our Consolidated Statements of Operations.

Annual Indefinite-Lived Intangible Impairment Tests

The Company completed its annual long-term plan update during the fourth quarter 2024. The Company's long term plan is used to complete the Company's annual indefinite-lived intangible asset impairment tests as of October 1, 2024. In connection with the 2024 long-term plan update, the Company, at the request of its Board of Directors, commissioned a third-party to assess the Generic Pharmaceuticals and Sterile Injectable pipeline development programs and related operational capabilities. The long-term plan incorporated the output from this assessment which included, but was not limited to, updates in assumptions regarding probability of technical and regulatory success, the timing of future product launches and the competitive landscape that may exist at the time of launch and the estimated costs to develop and/or manufacture the pipeline products. In addition, the long-term plan reflects the Company's decision to terminate certain pipeline development programs in its Generic Pharmaceuticals and Sterile Injectable that were no longer considered viable. The discount rates used for these annual tests ranged from 25% and 28%. As a result of the test, the Company determined that the carrying amount of certain indefinite-lived assets exceeded their fair value; therefore, the Company recorded a pre-tax non-cash impairment charge of $243.6 million during the fourth quarter of 2024.

The discount rate is a key assumption when determining the estimated fair value of the Company's pipeline products. In evaluating the reasonableness of the assumed discount rates, the Company considers all available information, including but not limited to: (i) the proximity to recent valuations, such as those performed on the Effective Date; (ii) a market participants perception of risk related to pre-launch pharmaceutical assets; and (iii) the Company's current estimated market capitalization as compared to recent data points, such as its initial reorganization value. The Company believes the discount rates are reasonable and reflective of an internal rate of return that a market participant would expect to achieve in light of the inherent risk of these assets in development.

Annual Goodwill Impairment Tests

Endo International plc performed its annual goodwill impairment tests as of October 1, 2023 and 2022. For the purposes of these annual tests, Endo International plc had two reporting units with goodwill: Branded Pharmaceuticals and Sterile Injectables. The discount rates used for the Branded Pharmaceuticals reporting units in these annual tests were 14.5%, and 15.0%, respectively, and the discount rates used for the Sterile Injectables reporting units in these annual tests were 14.5% and 19.5%, respectively.

Endo International plc did not record any other goodwill impairment charges as a result of its October 1, 2023 and 2022 annual impairment tests.

Second-Quarter 2022 Interim Goodwill Impairment Tests

Beginning in May 2022, Endo International plc's share price and the aggregate estimated fair value of its debt experienced significant declines. Endo International plc believed these declines, which persisted through the end of the second quarter of 2022, were predominantly attributable to continuing and increasing investor and analyst uncertainty with respect to: (i) ongoing opioid and other litigation matters for which it had been unable to reach a broad-based resolution of outstanding claims and (ii) speculation surrounding the possibility of a bankruptcy filing. Further, rising inflation and interest rates unfavorably affected the cost of borrowing, which is one of several inputs used in the determination of the discount rates used in its discounted cash flow models. For example, the U.S. Federal Reserve raised its benchmark interest rate by 50 basis points in May 2022 and by an additional 75 basis points in June 2022. Taken together, Endo International plc determined that these factors represented triggering events that required the performance of interim goodwill impairments tests for both of its Sterile Injectables and Branded Pharmaceuticals reporting units as of June 30, 2022.

When performing these goodwill impairment tests, Endo International plc estimated the fair values of its reporting units taking into consideration management's continued commitment to Endo International plc's strategic plans and the corresponding projected cash flows, as well as the fact that management's views on litigation risk had not materially changed since its annual goodwill impairment tests performed on October 1, 2021. However, when analyzing its aggregated estimated internal valuation of its reporting units as of June 30, 2022 compared to its market capitalization and the aggregate estimated fair value of its debt, Endo International plc also considered the increased level of investor and analyst uncertainty described above, coupled with its belief that investors and analysts were unlikely to modify their projections or valuation models unless or until it could demonstrate significant progression on the resolution of outstanding litigation matters and/or demonstrate that the risks of potential future strategic alternatives, including the possibility of a future bankruptcy filing, were no longer applicable. After performing this analysis, Endo International plc made certain adjustments to incorporate these factors into the valuations of its reporting units, primarily through adjustments to the discount rate resulting from an increase in the CSRP, and determined that: (i) the estimated fair value of our Sterile Injectables reporting unit was less than its carrying amount, resulting in a pre-tax non-cash goodwill impairment charge of $1,748.0 million, and (ii) while the estimated fair value declined, there was no goodwill impairment for its Branded Pharmaceuticals reporting unit, for which the estimated fair value exceeded the carrying amount by more than 10%. The discount rates used in the June 30, 2022 goodwill tests were 13.5% and 18.5% for the Branded Pharmaceuticals and Sterile Injectables reporting units, respectively.

Third-Quarter 2022 Interim Goodwill Impairment Tests

As further updated and described in Note 2. Effectiveness of the Plan of Reorganization, during the third quarter of 2022, in connection with a planned sale transaction pursuant to section 363 of the Bankruptcy Code (the Sale), Endo International plc received a bid from an Ad Hoc First Lien Group (the Purchaser), referred to as a Stalking Horse Bid, subject to higher or otherwise better bids from other parties. The value of the bid, as well as its market capitalization and the aggregate estimated fair value of its debt, was considered when determining whether it was more likely than not that the carrying amounts of one or more of its reporting units exceeded their respective fair values. Further, rising inflation and interest rates unfavorably affected the cost of borrowing, which is one of several inputs used in the determination of the discount rates used in its discounted cash flow models. For example, the U.S. Federal Reserve raised its benchmark interest rate by 75 basis points in July 2022 and by an additional 75 basis points in September 2022. Taken together, Endo International plc determined that these factors represented triggering events that required the performance of interim goodwill impairments tests for both of its Sterile Injectables and Branded Pharmaceuticals reporting units as of September 30, 2022.

When performing these goodwill impairment tests, Endo International plc estimated the fair values of its reporting units taking into consideration management's continued commitment to Endo International plc's strategic plans and the corresponding projected cash flows. However, when analyzing its aggregated estimated internal valuation of its reporting units as of September 30, 2022 compared to its market capitalization and the aggregate estimated fair value of its debt, as well as the par value and fair value of the Stalking Horse Bid, Endo International plc made adjustments to reflect certain risks and uncertainties, including those related to the Chapter 11 Cases and the anticipated Sale, into the valuations of its reporting units, primarily through adjustments to the discount rate resulting from an increase in the CSRP, and determined that: (i) the estimated fair value of its Sterile Injectables reporting unit was less than its carrying amount, resulting in a pre-tax non-cash goodwill impairment charge of $97.0 million, and (ii) the estimated fair value of its Branded Pharmaceuticals reporting unit exceeded the carrying amount by more than 10%. The discount rates used in the September 30, 2022 goodwill tests were 15.0% and 19.5% for the Branded Pharmaceuticals and Sterile Injectables reporting units, respectively.

Fourth-Quarter 2022 Interim Goodwill Impairment Test

Beginning in late fourth-quarter 2022 and concluding in February 2023, the Endo International plc completed its annual enterprise-wide long-term strategic planning process, which resulted in updates to its projected future cash flows. Among other items, these updates primarily reflected the anticipated impacts on the Endo International plc's projected future cash flows resulting from: (i) the discontinuation of QWO®; (ii) the disruption to XIAFLEX® revenues that occurred in the second half of 2022; (iii) routine updates to its assumptions regarding anticipated competitive events for currently marketed products, as well as probabilities of success, launch timing and the anticipated competitive landscape surrounding new product launches, including with respect to TLC599 and certain product candidates in our Sterile Injectables reporting unit pipeline; (iv) expected changes in Endo International plc's future manufacturing expense profile, including delays related to construction, FDA inspections and product transfers to its Sterile Injectables facility in Indore, India; and (v) changes in Endo International plc's future operating expense profile. Due to the extent of the changes to the projected future cash flows, coupled with the fact that it had recorded impairments for its Sterile Injectables reporting unit during the second and third quarters of 2022, Endo International plc concluded that it was more likely than not that the carrying amount of its Sterile Injectables reporting unit may exceed its fair value. As a result, an interim impairment test was performed as of December 31, 2022. The updates to the projected future cash flows did not result in an interim goodwill impairment test for the Branded Pharmaceuticals reporting unit due to the significant headroom in this reporting unit.

When performing the goodwill impairment test, Endo International plc estimated the fair value of its Sterile Injectables reporting unit taking into consideration management's updated forecasts of projected cash flows, as further discussed above. The updated forecast of projected future cash flows was reduced in comparison to the prior 2022 tests. However, in reducing the cash flows, Endo International plc believed the level of risk and uncertainty of the cash flows also decreased resulting in a corresponding decrease in the CSRP and, in turn, the discount rate used in the determination of fair value of its Sterile Injectables reporting unit. The discount rate used in the December 31, 2022 goodwill impairment test was 14.5%. Endo International plc believed this discount rate and the other inputs and assumptions used to estimate fair value were consistent with those that a market participant would have used in light of the degree of risk associated with the most recent estimated future cash flows. Consistent with the goodwill impairment tests performed earlier in 2022, Endo International plc compared its aggregated estimated internal valuation of its reporting units as of December 31, 2022 to its market capitalization and the aggregate estimated fair value of its debt, as well as the par value and fair value of the Stalking Horse Bid. As a result of the December 31, 2022 test, Endo International plc determined that there was no impairment of goodwill.

Other Intangible Asset Impairments

With respect to other intangible assets, we did not record an asset impairment charge during the Successor year ended December 31, 2024 and Endo International plc did not record an asset impairment charge during the Predecessor period January 1, 2024 through April 23, 2024 or the year ended December 31, 2023. Endo International plc recorded asset impairment charges of $288.7 million during the year ended December 31, 2022. These pre-tax non-cash asset impairment charges related primarily to certain developed technology intangible assets that were tested for impairment following changes in market conditions and certain other factors impacting recoverability. The amount recorded in 2022 included charges related to the 2022 Restructuring Initiative, as further discussed in Note 6. Restructuring.

NOTE 13. LICENSE, COLLABORATION AND ASSET ACQUISITION AGREEMENTS

We have entered into certain license, collaboration and asset acquisition agreements with third parties. Generally, these agreements require us to share in the costs of developing, manufacturing, commercializing and/or selling product candidates and/or products with third parties, who in turn grant us marketing rights for such product candidates and/or products. Under these agreements we are generally required to: (i) make upfront payments and/or other payments upon successful completion of regulatory, sales and/or other milestones and/or (ii) pay royalties on sales and/or other costs arising from these agreements. We have also, from time to time, entered into agreements to directly acquire certain assets from third parties.

Nevakar Agreements

In May 2022, Endo International plc announced that it had entered into an agreement to acquire six development-stage RTU injectable product candidates from Nevakar Injectables, Inc., a subsidiary of Nevakar, Inc., for an upfront cash payment of $35.0 million (the 2022 Nevakar Agreement). The acquisition closed during the second quarter of 2022. The acquired set of assets and activities did not meet the definition of a business. As a result, Endo International plc accounted for the transaction as an asset acquisition. Upon closing, the upfront payment was recorded as Acquired in-process research and development in the Consolidated Statements of Operations.

The product candidates, which relate to the Sterile Injectables segment, are in various stages of development. The first commercial launch is expected in 2025; however, there can be no assurance this will occur within this timeframe or at all. With this acquisition, Endo will control all remaining development, regulatory, manufacturing and commercialization activities for the acquired product candidates.

In August 2022, within the ongoing bankruptcy proceedings, Endo International plc and/or its subsidiaries filed an adversary proceeding (the Nevakar Litigation) against Nevakar, Inc. and Nevakar Injectables Inc. (collectively, Nevakar) to enforce: (i) a 2018 development, license and commercialization agreement (the 2018 Nevakar Agreement) and (ii) the 2022 Nevakar Agreement. In September 2022, Nevakar filed counterclaims against the Endo International plc and/or its subsidiaries. In December 2022, Endo International and/or its subsidiaries and Nevakar reached a settlement with respect to the Nevakar Litigation (the Nevakar Settlement) subject to Bankruptcy Court approval. The Nevakar Settlement provided for the amendment (the Nevakar Amendment) of the 2018 Nevakar Agreement to revoke the Endo International plc's and/or its subsidiaries license of two products covered by the 2018 Nevakar Agreement, modify Endo International plc's and/or its subsidiaries license to the remaining three products covered by the 2018 Nevakar Agreement to reduce the royalty owed to Nevakar, terminate any obligations of Endo International plc and/or its subsidiaries to make payments to Nevakar upon achievement of contingent milestones and eliminate Nevakar's ability to terminate the remaining licenses for Endo International plc's and/or its subsidiaries breach or material breach. The Nevakar Settlement also provided that Endo International plc and/or its subsidiaries and Nevakar would agree to a mutual release of certain claims under both the 2018 Nevakar Agreement and the 2022 Nevakar Agreement. The Nevakar Settlement was approved by the Bankruptcy Court in January 2023. The Nevakar Settlement had no effect on the Consolidated Financial Statements in 2022.

In the first quarter of 2023, Endo International plc concluded that the Nevakar Amendment met the definition of a nonmonetary exchange. The Nevakar Amendment did not result in the sale or acquisition of additional rights by Endo International plc and/or its subsidiaries. Endo International plc determined that the estimated value of the product rights revoked is approximately equal to the estimated reduction in the future royalty costs associated with the three products retained. There was no carrying value associated with the revoked product rights as the associated payments to Nevakar were previously expensed as Acquired in-process research and development. Based on these factors, the Nevakar Amendment had no effect on the Consolidated Financial Statements for the year ended December 31, 2023.

TLC Agreement

In June 2022, Endo International plc announced that it had entered into an agreement with Taiwan Liposome Company, Ltd. (TLC) to commercialize TLC599 (the TLC Agreement). Endo International plc accounted for the agreement as an asset acquisition. During the second quarter of 2022, Endo International plc made an upfront payment of $30.0 million to TLC and recorded a corresponding charge to Acquired in-process research and development in the Consolidated Statements of Operations. Pursuant to the terms of the TLC Agreement, Endo International plc deposited $85.0 million into an escrow account which was anticipated to be used to fund certain future obligations or returned to Endo International plc upon satisfaction of certain conditions.

On October 13, 2023, the Debtors commenced an adversary proceeding against TLC in the Bankruptcy Court. In March 2024, the parties to the adversary proceeding entered into a settlement agreement which was filed with the Bankruptcy Court and became effective upon Bankruptcy Court approval in April 2024 (TLC Settlement), prior to the Effective Date.

In connection with the TLC Settlement the Debtors agreed to settle all disputes arising out of or relating to, and terminate the TLC Agreement. Under the terms of the TLC Settlement, among other things, TLC relinquished any liens on, claims to, rights to payment from, or control over the $85.0 million restricted cash and returned the $85.0 million to the Debtors prior to the Effective Date.

NOTE 14. CONTRACT ASSETS AND LIABILITIES

Our revenue consists almost entirely of sales of our products to customers, whereby we ship products to a customer pursuant to a purchase order. Revenue contracts such as these do not generally give rise to contract assets or contract liabilities because: (i) the underlying contracts generally have only a single performance obligation and (ii) we do not generally receive consideration until the performance obligation is fully satisfied. At December 31, 2024, the unfulfilled performance obligations for these types of contracts relate to ordered but undelivered products. We generally expect to fulfill the performance obligations and recognize revenue within one week of entering into the underlying contract. Based on the short-term initial contract duration, additional disclosure about the remaining performance obligations is not required.

Certain of our other income-generating contracts, including license and collaboration agreements, may result in contract assets and/or contract liabilities. For example, we may recognize contract liabilities upon receipt of certain upfront and milestone payments from customers when there are remaining performance obligations.

The following table shows the opening and closing balances of contract assets and contract liabilities from contracts with customers (dollars in thousands):

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Contract assets (1)	$ 11,728	$ 11,387
Contract liabilities (2)	$ 2,969	$ 3,534

(1) At December 31, 2024 and December 31, 2023, approximately $2.4 million and $2.1 million, respectively, of these contract asset amounts are classified as current and are included in Prepaid expenses and other current assets in the Company's Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other assets.

(2) At both December 31, 2024 and December 31, 2023, approximately $0.6 million of these contract liability amounts are classified as current and are included in Accounts payable and accrued expenses in the Company's Consolidated Balance Sheets. The remaining amounts are classified as noncurrent and are included in Other liabilities. During the Successor year ended December 31, 2024 and Predecessor period January 1, 2024 through April 23, 2024, approximately $0.4 million and $0.2 million, respectively, of revenue was recognized that was included in the contract liability balance at December 31, 2023.

During the Successor year ended December 31, 2024 and Predecessor period January 1, 2024 through April 23, 2024, we recognized revenue of $8.9 million and $7.2 million, respectively, relating to performance obligations satisfied, or partially satisfied, in prior periods. Such revenue generally relates to changes in estimates with respect to our variable consideration.

NOTE 15. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses included the following at December 31, 2024 and December 31, 2023 (in thousands):

	Successor December 31, 2024	Predecessor December 31, 2023
Trade accounts payable	$ 107,635	$ 94,735
Returns and allowances	99,425	119,577
Rebates	108,831	105,428
Other sales deductions	3,367	3,212
Accrued interest	17,772	—
Accrued payroll and related benefits	68,808	81,145
Accrued royalties and other distribution partner payables	20,281	35,856
Acquisition-related contingent consideration—current	3,303	—
Other (1)	46,063	97,783
Total	$ 475,485	$ 537,736

_____

(1) Amounts include a wide variety of accrued expenses, the most significant of which, at December 31, 2023, relate to accrued legal and other professional fees incurred prior to the Effective Date. Approximately $80.5 million was placed into escrow prior to or on the Effective Date for the settlement of certain of these liabilities. At December 31, 2024, all funds included in these escrow accounts have been disbursed in full satisfaction of the corresponding accrued legal and other professional fee liabilities.

The decrease in the Returns and allowances and Rebates accruals are primarily due to changes in gross sales and customer mix, as well as other factors. The increase in accrued interest expense is directly related to Exit Financing Debt, described in more detail in Note 16. Debt. The decrease in the Other accrued expense category, inclusive of accrued legal and other professional fee accruals, is primarily a result of timing of payments.

The amounts in the table above at December 31, 2023 do not include amounts classified as Liabilities subject to compromise in the Predecessor Consolidated Balance Sheets. Refer to Note 2. Effectiveness of the Plan of Reorganization for additional information about Liabilities subject to compromise.

NOTE 16. DEBT

The following table presents information about the Company's total indebtedness at December 31, 2024 and December 31, 2023 (dollars in thousands):

| | Successor | | | Predecessor | | |
| | December 31, 2024 | | | December 31, 2023 | | |
	Effective Interest Rate	Principal Amount (2)	Carrying Amount (4)	Effective Interest Rate (1)	Principal Amount (2)	Carrying Amount (3)
5.375% Senior Notes due 2023	$ —	$ —		5.38 %	$ 6,127	$ 6,127
6.00% Senior Notes due 2023	—	—		6.00 %	56,436	56,436
5.875% Senior Secured Notes due 2024	—	—		6.88 %	300,000	300,000
6.00% Senior Notes due 2025	—	—		6.00 %	21,578	21,578
7.50% Senior Secured Notes due 2027	—	—		8.50 %	2,015,479	2,015,479
9.50% Senior Secured Second Lien Notes due 2027	—	—		9.50 %	940,590	940,590
6.00% Senior Notes due 2028	—	—		6.00 %	1,260,416	1,260,416
6.125% Senior Secured Notes due 2029	—	—		7.13 %	1,295,000	1,295,000
8.50% Senior Notes Due 2031	8.87 %	1,000,000	982,291		—	—
Term Loan Facility (Successor)	9.16 %	1,496,250	1,455,430		—	—
Term Loan Facility (Predecessor)		—	—	14.50 %	1,975,000	1,975,000
Revolving Credit Facility (Predecessor)		—	—	12.00 %	277,200	277,200
Total		$ 2,496,250	$ 2,437,721		$ 8,147,826	$ 8,147,826
Less: current portion, net		15,000	15,000		—	—
Total long-term debt, less current portion, net		$ 2,481,250	$ 2,422,721		$ 8,147,826	$ 8,147,826

_____

(1) Beginning on the Petition Date, the Predecessor ceased recognition of interest expense related to all debt instruments and began to incur "adequate protection payments" related to First Lien Debt Instruments (representing all debt instruments except for the senior unsecured notes and the 9.50% Senior Secured Second Lien Notes due 2027). The December 31, 2023 "effective interest rates" included in the table above represent the rates in effect on such dates used to calculate: (i) future adequate protection payments related Predecessor First Lien Debt Instruments and (ii) future contractual interest related to the Predecessor's other debt instruments, notwithstanding the fact that such interest is not currently being recognized. These rates are expressed as a percentage of the contractual principal amounts outstanding as of such date.
(2) The December 31, 2024 and December 31, 2023 principal amounts represent the amount of unpaid contractual principal owed on the respective instruments.
(3) As of December 31, 2023, the entire carrying amount of the Predecessor debt, as well as any related remaining accrued and unpaid interest that existed as of the Petition Date, was included in the Liabilities subject to compromise line in the Predecessor Consolidated Balance Sheets.
(4) As of December 31, 2024, the carrying amount of the respective debt instruments represents the unpaid contractual principal amounts owed less applicable deferred financing fees and original issue discounts.

General Information

The aggregate estimated fair value of long-term debt, which was determined based on Level 2 quoted market price inputs for the same or similar debt issuances, was approximately $2.6 billion at December 31, 2024 and $4.1 billion at December 31, 2023.

Exit Financing Debt

New Credit Facilities

On the Effective Date, as contemplated in the Plan, Endo Finance Holdings, Inc., a wholly owned subsidiary of Endo, Inc., also referred to herein as the Issuer, entered into the New Credit Agreement by and among the Issuer, as borrower, Endo, Inc., as parent guarantor, the lenders from time to time party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender, which provides for, among other things: (i) the New Revolving Credit Facility, and (ii) the New Term Facility, presented in the table above as Term Loan Facility (Successor) (the New Term Facility and, together with the New Revolving Credit Facility, the New Credit Facilities). The New Credit Agreement provides the Issuer with the option to raise certain incremental credit facilities, subject to certain limitations and conditions specified in the New Credit Agreement. The New Revolving Credit Facility has a maturity date of April 23, 2029 and the New Term Facility has a maturity date of April 23, 2031. At December 31, 2024, approximately $396 million of capacity under the New Revolving Credit Facility is undrawn and available to the Company, net of outstanding standby letters of credit.

The New Credit Agreement contains affirmative and negative covenants that the Company believes to be customary for a senior secured credit facility of this type. The negative covenants include, among other things, indebtedness, fundamental changes, dispositions of property and assets (including sale-leaseback transactions), investments, restricted payments, restrictive agreements, transactions with affiliates, swap arrangements, amending subordinated debt documents, changes in fiscal year and changes in the nature of business. If we draw more than 40% of total available credit under our New Revolving Credit Facility (other than (a) undrawn letters of credit in an amount not to exceed $20.0 million and (b) cash collateralized or backstopped letters of credit), we will be required to comply with a maximum first lien net leverage ratio not to exceed 6.10 to 1.00. As of December 31, 2024, we were in compliance with all such covenants.

Borrowings under the New Revolving Credit Facility bear interest, at the borrower's election, based on: (i) the alternate base rate; (ii) the Canadian prime rate; (iii) Term SOFR (as defined in the New Credit Agreement); or (iv) adjusted Term CORRA (which includes a credit spread adjustment based on the interest period, and as defined in the New Credit Agreement), in each case, plus the applicable margin; provided that Term SOFR and adjusted Term CORRA shall not be less than, with respect to loans under the New Revolving Credit Facility, 0.00% per annum, and with respect to loans under the New Term Facility, 0.50%. The applicable margins are based upon a first lien net leverage ratio as set forth in the New Credit Agreement, which range from: (i) for loans under the New Revolving Credit Facility based on (x) Term SOFR or adjusted Term CORRA, 3.00% to 3.50% and (y) alternate base rate or Canadian prime rate, 2.00% to 2.50%; and (ii) for loans under the New Term Facility based on (x) Term SOFR, 4.25% to 4.50% and (y) alternate base rate, 3.25% to 3.50%.

The obligations under the New Credit Agreement are guaranteed by Endo, Inc. and certain subsidiaries of the borrower from time to time, or the guarantors, and secured by a lien on substantially all the assets (with certain exceptions) of the borrower and the guarantors in accordance with the terms of the New Credit Agreement and the other related security documents and that certain first-lien intercreditor agreement, dated as of the Effective Date, among the New Senior Secured Notes collateral agent, the New Credit Agreement collateral agent, the Issuer, the guarantors and the other agents from time to time party thereto (the Intercreditor Agreement).

Pursuant to the Intercreditor Agreement, with respect to any Shared Collateral (as defined in the Intercreditor Agreement) proceeds received after the occurrence, and during the continuance, of an event of default under the applicable secured debt documents, holders of the obligations under the New Revolving Credit Facility and certain specified cash management and hedging obligations secured in connection therewith (the Revolving Facility Obligations), shall be paid prior to the lenders under the New Term Facility and the noteholders. Moreover, the New Credit Agreement collateral agent is the controlling agent under the Intercreditor Agreement and, prior to the discharge of the Revolving Facility Obligations, will take direction from lenders holding a majority of the commitments under the New Revolving Credit Facility in respect of the exercise of rights and remedies including in any insolvency proceeding, consent to debtor-in-possession (DIP) financing, sale of collateral, use of cash collateral, adequate protection and other customary bankruptcy provisions.

October 2024 New Credit Agreement Repricing

On October 29, 2024, the Company entered into the First Amendment (the "Amendment") to the New Credit Agreement, and as amended by the Amendment, the "Amended Credit Agreement," among Endo, Endo Finance Holdings, Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, collateral agent, issuing bank and swingline lender. The Amendment provides for, among other things, the refinancing of all outstanding initial term loans with a new tranche of term loans that bears interest at a rate per annum equal to, at our option, (x) Term SOFR plus a range of 3.75% to 4.00% or (y) an alternate base rate plus a range of 2.75% to 3.00%, in each case based upon our First Lien Net Leverage Ratio (as defined in the Amended Credit Agreement). The Amendment resulted in a 0.50% reduction in our term loan interest rate margins.

New Senior Secured Notes

On the Effective Date, the Issuer issued the New Senior Secured Notes (presented in the table above as 8.50% Senior Notes Due 2031) at an issue price of 100%. The New Senior Secured Notes were issued in a private offering to qualified institutional buyers pursuant to Rule 144A and outside the United States to non-U.S. persons pursuant to Regulation S. The New Senior Secured Notes are the Issuer's senior secured obligations and are guaranteed on a senior secured basis by Endo, Inc. and the subsidiaries that guarantee the New Credit Agreement. The New Senior Secured Notes are secured on a pari passu basis by first-priority liens, subject to permitted liens and certain other exceptions, and the prior payment of the Revolving Facility Obligations from proceeds of the collateral, on the same collateral that secures the New Credit Agreement. The New Senior Secured Notes will mature on April 15, 2031, subject to earlier repurchase or redemption in accordance with the terms of the Indenture (as defined below), and bear interest at 8.50% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, commencing on October 15, 2024.

Before April 15, 2027, the New Senior Secured Notes are redeemable by the Issuer, in whole or in part, at a redemption price equal to 100.00% of the principal amount of the New Senior Secured Notes redeemed, plus a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to April 15, 2027, the Issuer may redeem up to 10.00% of the original aggregate principal amount of the New Senior Secured Notes during each twelve-month period commencing with the Effective Date at a redemption price equal to 103.00% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, at any time prior to April 15, 2027, the Issuer may redeem up to 40.00% of the aggregate principal amount of the New Senior Secured Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.50% of the aggregate principal amount of the New Senior Secured Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. If Endo, Inc. experiences certain change of control events, the Issuer must offer to repurchase the New Senior Secured Notes at 101.00% of their aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

The New Senior Secured Notes are redeemable by the Issuer, in whole or in part, at any time on or after April 15, 2027 at a redemption price expressed as a percentage of the principal amount thereof, which percentage is 104.25%, approximately 102.13% and 100.00% during the twelve-month period beginning on April 15 of 2027, 2028 and 2029 and thereafter, respectively, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

The New Senior Secured Notes and guarantees were issued pursuant to an indenture by and among the Issuer, Endo, Inc., the subsidiary guarantors and Computershare Trust Company, National Association, as trustee and notes collateral agent (the Indenture). The Indenture contains covenants that, among other things, restrict Endo, Inc.'s ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock, make certain dividend payments, distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of restricted subsidiaries to make payments to the Issuer, create certain liens, merge, consolidate, or sell all or substantially all of Endo, Inc.'s or any restricted subsidiary's assets, or enter into certain transactions with affiliates. These covenants are subject to a number of important exceptions and qualifications, including the suspension of certain of these covenants upon the New Senior Secured Notes receiving investment grade credit ratings. As of December 31, 2024, we were in compliance with all such covenants.

Maturities

For each of the five fiscal years subsequent to December 31, 2024, the maturities on our Exit Financing Debt are as follows (in thousands):

	Maturities (1)
2025	$ 15,000
2026	$ 15,000
2027	$ 15,000
2028	$ 15,000
2029	$ 15,000

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(1)   The amounts in this maturities table do not reflect any potential early repayments or refinancings.

Endo International plc Events of Default and Bankruptcy-Related Matters

Endo International plc and certain of its subsidiaries were party to the Legacy Credit Agreement (as amended from time to time, the Legacy Credit Agreement), including: (i) a $1,000.0 million senior secured revolving credit facility (the Legacy Revolving Credit Facility) and (ii) a $2,000.0 million senior secured term loan facility (the Legacy Term Loan Facility and, together with the Legacy Revolving Credit Facility, the Legacy Credit Facilities).

On the Petition Date, the Debtors filed voluntary petitions for relief under the Bankruptcy Code, which constituted an event of default that accelerated Endo International plc's obligations under substantially all of its then-outstanding debt instruments. Section 362 of the Bankruptcy Code stayed creditors from taking any action to enforce the related financial obligations and creditors' rights of enforcement in respect of the debt instruments were subject to the applicable provisions of the Bankruptcy Code until the Effective Date.

As a result of the Chapter 11 Cases, from the Petition Date through the Effective Date, Endo International plc did not make any scheduled principal or interest payments on the Legacy Credit Facilities or its various then-outstanding senior notes and senior secured notes but was required to make certain adequate protection payments as further discussed below.

As a result of uncertainties regarding the ultimate allowance of claims in connection with the Chapter 11 Cases, all secured and unsecured debt instruments were classified as Liabilities subject to compromise in the Predecessor Consolidated Balance Sheets, and Endo International plc ceased the recognition of interest expense related to these instruments as of the Petition Date through the Effective Date. During the Predecessor period January 1, 2024 through April 23, 2024, Endo International plc did not recognize approximately $204 million, respectively, of contractual interest expense that would have been recognized if not for the Chapter 11 Cases. Endo International plc was, among other things, obligated to make certain adequate protection payments during the bankruptcy proceedings on each of certain debt instruments. On a cumulative basis through April 23, 2024, Endo International plc made the following adequate protection payments:

- $54.1 million with respect to the Legacy Revolving Credit Facility;
- $471.2 million with respect to the Legacy Term Loan Facility; and
- $572.0 million with respect to the applicable senior secured notes.

During the period January 1, 2024 through April 23, 2024, adequate protection payments of $192.3 million were recorded as a reduction of the carrying amount of the respective first lien debt instruments. The respective debt instruments were then adjusted to the estimated allowed claim amount resulted in a charge within Reorganization items, net in the Predecessor Consolidated Statements of Operations.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Manufacturing, Supply and Other Service Agreements

Our subsidiaries contract with various third-party manufacturers, suppliers and service providers to provide raw materials used in our subsidiaries' products and semi-finished and finished goods, as well as certain packaging, labeling services, customer service support, warehouse and distribution services. If, for any reason, we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products or services needed to conduct our business, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to the manufacturing and supply agreements described above, we have agreements with various companies for clinical development and certain other services. Although we have no reason to believe that the parties to these agreements will not meet their obligations, failure by any of these third parties to honor their contractual obligations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

U.S. Government Cooperative Agreement

In November 2021, Endo International plc and/or certain subsidiaries entered into a cooperative agreement with the U.S. Department of Defense (DoD), pursuant to an interagency agreement with HHS whereby the DoD provided contracting support to HHS during the COVID-19 pandemic. The cooperative agreement with the DoD concluded in the third quarter of 2023 and a new cooperative agreement with HHS, containing substantially the same terms, was simultaneously executed (the U.S. Government Cooperative Agreement). The U.S. Government Cooperative Agreement and the relationship with HHS was transitioned to Endo, Inc. and/or certain of its subsidiaries. The purpose of the U.S. Government Cooperative Agreement, is to expand our Sterile Injectables segment's fill-finish manufacturing production capacity and capabilities at our Rochester, Michigan facility to support the U.S. government's national defense efforts regarding production of critical medicines advancing pandemic preparation. The U.S. Government Cooperative Agreement is part of the U.S. government's efforts, authorized under the Defense Production Act, to address potential vulnerabilities in critical product supply chains and strengthen the advancement of domestic manufacturing capabilities critical to the national defense, including essential medicines production.

Under the terms of the U.S. Government Cooperative Agreement, our Rochester facility will establish new sterile fill-finish manufacturing assets capable of processing liquid or lyophilized products requiring Biosafety Level (BSL) 2 containment in order to establish and sustain BSL 2 sterile fill-finish production capacity to create and maintain industrial base capabilities for the national defense. Certain qualifying costs are eligible for reimbursement by the U.S. government under a cost share arrangement, generally within 30 days of us submitting requests for reimbursement. The Company must generally incur the costs before subsequently seeking reimbursement of qualifying costs from the U.S. government. Amounts reimbursed are subject to audit and may be recaptured by the U.S. government in certain circumstances.

Construction is currently in progress. During the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024 and the year ended December 31, 2023 (Predecessor), we incurred costs of approximately $14.6 million, $6.1 million and $52.9 million, respectively, associated with the U.S. Government Cooperative Agreement. The following table summarizes certain information about the activity under the U.S. Government Cooperative Agreement at December 31, 2024 and December 31, 2023 (dollars in thousands):

| | Successor | Predecessor |
	2024	2023
Cumulative grant proceeds received to reimburse asset construction	$ 77,267	$ 58,032
Capex reimbursement receivable, included in Accounts receivable, net	289	5,514
Cumulative amounts applied against assets placed in service (1)	(20,482)	(18,922)
Total deferred grant income (2)	$ 57,074	$ 44,624
Assets under construction, gross	$ 74,396	$ 58,359
Assets placed in service, gross	26,950	24,898
Endo's portion of costs included in Property, plant and equipment, net	(23,790)	(19,711)
Cumulative amounts applied against assets placed in service (1)	(20,482)	(18,922)
Total deferred grant income (2)	$ 57,074	$ 44,624

_____

(1) Portions of the facility constructed under the U.S. Government Cooperative Agreement, including machinery and equipment, have been placed into service. Consistent with our policy election, discussed in Note 4. Summary of Significant Accounting Policies, we have deducted the corresponding grant reimbursement from Property, plant and equipment, net when the asset was placed in service.

(2) These balances represent the reimbursable portion of costs included in assets under construction included in Other liabilities in the Consolidated Balance Sheets.

Approximately $0.5 million, $0.6 million, $1.3 million and $1.0 million has been charged to expense, including depreciation for assets placed into service, during the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024 and the years ended December 31, 2023 (Predecessor) and 2022 (Predecessor), respectively, with the majority of such expense included within Selling, general and administrative expenses and Cost of revenues in our Consolidated Statements of Operations. During the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024 and the years ended December 31, 2023 (Predecessor) and 2022 (Predecessor), these amounts are net of reimbursements of approximately $1.4 million, $1.9 million, $4.1 million and $3.1 million, respectively.

Amounts included in the Consolidated Statements of Operations for the year ended December 31, 2022 (Predecessor) were not material.

We estimate that approximately ninety percent of our expected capital expenditures related to this agreement, as well as the corresponding reimbursements from the U.S. government, have occurred through December 31, 2024. We anticipate that facility readiness will occur in 2026, but there can be no assurance this will occur.

The new sterile fill-finish manufacturing assets will be available to support our future commercial operations, subject to the U.S. government's conditional priority access and certain preferred pricing obligations under the U.S. Government Cooperative Agreement. The U.S. government will have conditional priority access to the facility for an initial period of ten years from the completion of the expansion project, which could be extended in the future after good faith negotiation and on commercially reasonable terms and conditions. Specifically, the U.S. government (or a third-party U.S. government supporting entity) will have priority access to utilize the new sterile fill-finish manufacturing assets for the production of a medical countermeasure if a determination is made in writing by the Secretary of HHS that the priority access is needed to respond to a disease, health condition or other threat to the public health that causes a public health emergency or a credible risk of such an emergency. The U.S. Government Cooperative Agreement also contemplates the establishment of separate supply agreements to be negotiated in good faith on mutually-acceptable commercially reasonable terms. Refer to Note 4. Summary of Significant Accounting Policies for additional information about our accounting for the U.S. Government Cooperative Agreement.

Legal Proceedings and Investigations

Endo, Inc. and certain of its subsidiaries as well as Endo International plc and certain of its subsidiaries, including certain Debtors, are involved in various claims, legal proceedings and internal and governmental investigations (collectively, proceedings) arising from time to time, including, among others, those relating to product liability, intellectual property, regulatory compliance, consumer protection, tax and commercial matters. An adverse outcome in certain proceedings described herein could have a material adverse effect on our business, financial condition, results of operations and cash flows. Endo, Inc. and certain of its subsidiaries are also subject to a number of matters that are not being disclosed herein because, in the opinion of our management, these matters are immaterial both individually and in the aggregate with respect to our financial position, results of operations and cash flows.

As further discussed in Note 2. Effectiveness of the Plan of Reorganization, on the Petition Date, certain of the Debtors filed voluntary petitions for relief under the Bankruptcy Code. Certain additional Debtors filed voluntary petitions for relief under the Bankruptcy Code on May 25, 2023 and May 31, 2023. Under the Bankruptcy Code, third-party actions to collect prepetition indebtedness owed by the Debtors, as well as most litigation pending against the Debtors as of the Petition Date were generally subject to an automatic stay. Such automatic stay remained in place until the Effective Date, at which point claims against the Debtors were discharged and channeled to the applicable trusts in accordance with the Plan.

Endo, Inc. believes that certain settlements and judgments, as well as legal defense costs are or may be covered in whole or in part under our insurance policies with a number of insurance carriers. In certain circumstances, insurance carriers reserve their rights to contest or deny coverage. Amounts recovered under our insurance policies could be materially less than stated coverage limits and may not be adequate to cover damages, other relief and/or costs relating to claims. In addition, there is no guarantee that insurers will pay claims in the amounts we expect or that coverage will otherwise be available. Even where claims are submitted to insurers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. Accordingly, we will record receivables with respect to amounts due under these policies only when the realization of the potential claim for recovery is considered probable.

We may not have and may be unable to obtain or maintain insurance on acceptable terms or with adequate coverage against potential liabilities or other losses, including costs, judgments, settlements and other liabilities incurred in connection with current or future legal proceedings, regardless of the success or failure of the claim. Additionally, we may be limited by the surviving insurance policies of acquired entities, which may not be adequate to cover potential liabilities or other losses. Even where claims are submitted to insurance carriers for defense and indemnity, there can be no assurance that the claims will be covered by insurance or that the indemnitors or insurers will remain financially viable or will not challenge our right to reimbursement in whole or in part. The failure to generate sufficient cash flow or to obtain other financing could affect our ability to pay amounts due under those liabilities not covered by insurance. Additionally, the nature of our business, the legal proceedings to which we are exposed and any losses we suffer may increase the cost of insurance, which could impact our decisions regarding our insurance programs.

Pursuant to the Plan, on the Effective Date thereof, all persons (subject to limited exceptions) who had or may have had in the future claims based on, arising out of, attributable to or in any way connected with certain specified Debtor insurance policies (Specified Policies), including those that may provide coverage for the claims that were filed against the Debtors, were enjoined from taking any action to collect, recover or receive payment with respect to any such claims. The foregoing injunction does not preclude the General Unsecured Creditors Trust (GUC Trust) from pursuing any claim based on, arising under or attributable to the Specified Policies or any claim that may exist under any Specified Policy against the insurer(s) thereof. The rights under the Specified Policies were effectively transferred to the GUC Trust and we do not have the right to pursue claims against such policies.

As of December 31, 2024, our accrual for loss contingencies of approximately $7.4 million represents the unpaid portion of the settlement consideration payable under the Debtors' settlement with the FCR, which Endo, Inc. assumed on the Effective Date. As of December 31, 2023, Endo International plc had an accrual for loss contingencies of $2,431.5 million, the most significant components of which related to: (i) various opioid-related matters as further described herein and (ii) product liability and related matters associated with transvaginal surgical mesh products. Although there is a possibility that a loss in excess of the amount recognized exists, we are unable to estimate the possible loss or range of loss in excess of the amount recognized at the time. As of December 31, 2023, Endo International plc's entire accrual for loss contingencies was classified as Liabilities subject to compromise in the Consolidated Balance Sheets and recorded at the expected allowed claim amount, even if they were ultimately settled for different amounts. As noted above, pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and channeled to the applicable trusts.

As part of the Chapter 11 Cases, persons and entities believing that they have claims or causes of action against the Debtors, including litigants, were instructed to file proofs of claim evidencing such claims. On April 3, 2023, the Bankruptcy Court entered the Bar Date Order, as subsequently amended on June 23, 2023 and July 14, 2023, setting July 7, 2023 as the general bar date (deadline) for persons and non-governmental entities to file proofs of claim against the Debtors. The Bankruptcy Court also set May 31, 2023 as the bar date for governmental entities to file claims other than certain claims relating to opioids against the Debtors. Certain claims, including most governmental claims relating to opioids, were subject to separate bar date procedures as set forth in more detail in the Bar Date Order.

At the Debtors' request, the Bankruptcy Court appointed the FCR in the Chapter 11 Cases. As further described in the applicable Bankruptcy Court filings, the FCR represents the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors' businesses relating to the Debtors' opioid or transvaginal surgical mesh products, but who could not assert such claims in the Chapter 11 Cases because, among other reasons, such individuals were unaware of the alleged injury, had a latent manifestation of the alleged injury or were otherwise unable to assert or incapable of asserting claims based on the alleged injury. Although the FCR was initially appointed to represent the rights of individuals who may in the future assert one or more personal injury claims against the Debtors or a successor of the Debtors' businesses relating to the Debtors' ranitidine products, in August 2023 the Bankruptcy Court entered an order terminating the FCR's appointment with respect to claims relating to the Debtors' ranitidine products.

Vaginal Mesh Matters

Since 2008, certain Debtors, including American Medical Systems Holdings, Inc. (AMS) (which subsequently converted to Astora Women's Health Holdings, LLC and merged into Astora Women's Health LLC (Astora)), have been named as defendants in multiple lawsuits in various state and federal courts in the U.S., and in the United Kingdom, Australia and other countries, alleging personal injury resulting from the use of transvaginal surgical mesh products designed to treat pelvic organ prolapse (POP) and stress urinary incontinence (SUI). Endo International plc and its subsidiaries have not sold such products since March 2016. Plaintiffs claim a variety of personal injuries, including chronic pain, incontinence, inability to control bowel function and permanent deformities, and seek compensatory and punitive damages, where available.

At various times from June 2013 through the Petition Date, Endo International plc and/or certain of its subsidiaries entered into various Master Settlement Agreements (MSAs) and other agreements intended to resolve approximately 71,000 filed and unfiled U.S. mesh claims. These MSAs and other agreements were solely by way of compromise and settlement and were not an admission of liability or fault by Endo International plc or any of its subsidiaries. All MSAs were subject to a process that included guidelines and procedures for administering the settlements and the release of funds. In certain cases, the MSAs provided for the creation of QSFs into which settlement funds were deposited, established participation requirements and allowed for a reduction of the total settlement payment in the event participation thresholds were not met. In certain circumstances, participation requirements or other conditions for payment were not satisfied prior to the Petition Date. Prior to the Effective Date, funds deposited in QSFs were considered restricted cash and/or restricted cash equivalents. Distribution of funds to any individual claimant was conditioned upon the receipt of documentation substantiating product use, the dismissal of any lawsuit and the release of the claim as to us and all affiliates. Prior to receiving funds, an individual claimant was required to represent and warrant that liens, assignment rights or other claims identified in the claims administration process have been or will be satisfied by the individual claimant. Confidentiality provisions applied to the settlement funds, amounts allocated to individual claimants and other terms of the agreements.

The following table presents the changes in the mesh-related QSFs and liability accrual balances during the period from December 31, 2023 through the Effective Date (in thousands):

	Predecessor	
	Mesh Qualified Settlement Funds	Mesh Liability Accrual (1)
Balance as of December 31, 2023	$ 49,464	$ 222,592
Cash received for reversionary interests	(11,048)	—
Cash distributions to settle disputes from Qualified Settlement Funds	(1,523)	(1,523)
Other	199	199
Impacts of the Plan (2)	(37,092)	(221,268)
Balance as of April 23, 2024	$ —	$ —

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(1) As of December 31, 2023, the entire accrual is classified as Liabilities subject to compromise in the Consolidated Balance Sheets.
(2) Pursuant to the Plan, on the Effective Date thereof, all mesh claims against the Debtors were discharged and channeled to the applicable trusts. Additionally, the QSFs were not transferred to Endo, Inc. Refer to Note 3. Fresh Start Accounting for additional information about the impacts of the Plan.

Charges related to vaginal mesh associated legal fees and other expenses for all predecessor periods presented are reported in Discontinued operations, net of tax in our Consolidated Statements of Operations.

As of the Effective Date, Endo International and/or its subsidiaries made total cumulative mesh liability payments of approximately $3.6 billion. Pursuant to the Plan, on the Effective Date thereof, all mesh claims against the Debtors were discharged and channeled to the applicable trusts, and as such, we do not expect to make new payments under previously executed MSAs.

In June 2023, the Debtors filed a motion in the Bankruptcy Court seeking: (i) confirmation that the automatic stay does not apply to certain distributions to mesh claimants under the QSFs and (ii) authorization to request the return of the QSF funds to relevant parties (the QSF Motion). In July 2023, the Bankruptcy Court entered an order confirming that the automatic stay does not apply to certain distributions from QSFs for mesh claimants for whom the Debtors do not have a reversionary interest, as scheduled in the QSF Motion, and authorizing the Debtors to request the return of the QSF funds for the mesh claimants who did not object to the QSF Motion (the QSF Order). Objecting mesh claimants had until April 11, 2024 to file a formal objection to the QSF Motion, unless otherwise agreed by the Debtors and such claimants. No such objections were filed, and in April 2024, the Debtors filed amended schedules to the QSF Order, which became immediately subject to terms of the QSF Order upon filing. The amended schedules to the QSF Order fully resolved each mesh claim subject to the QSF Motion. During the period December 31, 2023 through the Effective Date, approximately $11.0 million of the undisputed reversionary QSF funds were returned to the Debtors.

As of the Petition Date, mesh personal injury claims against AMS and Astora, in the U.S., became subject to the automatic stay applicable under the Bankruptcy Code, and stays of mesh litigation have been obtained in the United Kingdom and Australia, and recognized as to claims in other jurisdictions as well. Pursuant to the Plan, on the Effective Date thereof, all mesh claims against the Debtors were discharged and channeled to the applicable trusts.

Certain of Endo International plc's subsidiaries were contacted in October 2012 regarding a civil investigation initiated by various U.S. state attorneys general into mesh products, including transvaginal surgical mesh products designed to treat POP and SUI. In November 2013, certain of Endo International plc's subsidiaries received a subpoena relating to this investigation from the state of California, and subsequently received additional subpoenas from California and other states. Following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

The resolution reached with the unsecured creditors' committee (the UCC), as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain mesh claimants. Additionally, on April 13, 2023, an ad hoc group (the Ad Hoc First Lien Group) of certain creditors and the FCR filed a resolution with the Bankruptcy Court, which is also embodied in the Plan, that contemplated that the Future PI Trust allocate an aggregate amount of approximately $0.5 million to eligible future mesh claimants in exchange for certain releases provided to (among others) the Ad Hoc First Lien Group (Purchaser) and Endo International plc, its subsidiaries and affiliated entities and persons. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the GUC Trust (and the sub-trusts thereunder) contemplated under the Plan occurred. In connection therewith, all mesh claims against the Debtors were discharged and channeled to such trusts.

Opioid-Related Matters

Since 2014, multiple U.S. states as well as other governmental persons or entities and private plaintiffs in the U.S. and Canada have filed suit against Endo International plc and/or certain of its subsidiaries, including EHSI, Endo Pharmaceuticals Inc. (EPI), Par Pharmaceutical, Inc. (PPI), Par Pharmaceutical Companies, Inc. (PPCI), Endo Generics Holdings, Inc. (EGHI), Vintage Pharmaceuticals, LLC, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, Par Sterile Products, LLC (PSP LLC) and in Canada, Paladin Labs Inc. (PLI) and Endo Ventures Unlimited (EVU), as well as various other manufacturers, distributors, pharmacies and/or others, asserting claims relating to the defendants' alleged sales, marketing and/or distribution practices with respect to prescription opioid medications, including certain of Endo International plc's subsidiaries products. Prior to the Effective Date of the Plan, pending cases against the Debtors in the U.S. of which the Debtors were aware included, but are not limited to, approximately 15 cases filed by or on behalf of states; approximately 2,570 cases filed by counties, cities, Native American tribes and/or other government-related persons or entities; approximately 310 cases filed by hospitals, health systems, unions, health and welfare funds or other third-party payers and approximately 220 cases filed by individuals, including, but not limited, to legal guardians of children born with neonatal abstinence syndrome. Certain of the U.S. cases were putative class actions. The Canadian cases included an action filed by British Columbia on behalf of a proposed class of all federal, provincial and territorial governments and agencies in Canada that paid healthcare, pharmaceutical and treatment costs related to opioids; an action filed in Alberta on behalf of a proposed class of all local or municipal governments in Canada; an action filed in Saskatchewan on behalf of a proposed class of all First Nations communities and local or municipal governments in Canada; and three additional putative class actions, filed in British Columbia, Ontario and Quebec, seeking relief on behalf of Canadian residents who were prescribed and/or consumed opioid medications. Pursuant to the Plan, on the Effective Date thereof, all such cases against the Debtors were discharged and channeled to the applicable trusts.

The complaints in the cases that were pending as against the Debtors prior to the Effective Date of the Plan asserted a variety of claims, including but not limited to statutory claims asserting violations of public nuisance, consumer protection, unfair trade practices, racketeering, Medicaid fraud and/or drug dealer liability laws and/or common law claims for public nuisance, fraud/ misrepresentation, strict liability, negligence and/or unjust enrichment. The claims were generally based on alleged misrepresentations and/or omissions in connection with the sale and marketing of prescription opioid medications and/or alleged failures to take adequate steps to identify and report suspicious orders and to prevent abuse and diversion. Plaintiffs sought various remedies including, without limitation, declaratory and/or injunctive relief; compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys' fees, costs and/or other relief. The damages sought exceeded Endo International plc's applicable insurance.

Many of the U.S. cases were coordinated in a federal multidistrict litigation (MDL) pending in the U.S. District Court for the Northern District of Ohio; however, in April 2022, the Judicial Panel on Multidistrict Litigation issued an order suggesting that, based on the progress of the MDL, it would no longer transfer new cases filed in or removed to federal court to the MDL. Other cases were pending in various federal or state courts. Following the Petition Date, litigation activity against Endo International plc and its subsidiaries ceased in nearly all pending cases as a result of the automatic stay and a November 2022 preliminary injunction order issued by the Bankruptcy Court. In February 2024, the Bankruptcy Court extended the preliminary injunction through and including June 30, 2024. A similar cessation of litigation activity was in place in Canada. Pursuant to the Plan, on the Effective Date thereof, such litigation activity as against the Debtors was discharged and channeled to the applicable trusts.

In June 2020, the New York State Department of Financial Services (DFS) commenced an administrative action against Endo International plc, EPI, EHSI, PPI and PPCI alleging violations of the New York Insurance Law and New York Financial Services Law. In July 2021, DFS filed an amended statement of charges. The amended statement of charges alleged that fraudulent or otherwise wrongful conduct in the marketing, sale and/or distribution of opioid medications caused false claims to be submitted to insurers. DFS sought civil penalties for each allegedly fraudulent prescription as well as injunctive relief. In July 2021, EPI, EHSI, PPI and PPCI, among others, filed a petition in New York state court seeking to prohibit DFS from proceeding with its administrative enforcement action. In December 2021, DFS filed a motion to dismiss that petition, which the court granted in June 2022. Endo International's subsidiaries, among others, appealed that ruling in July 2022. Both the appeal and the DFS administrative matter were stayed following commencement of the Chapter 11 Cases and have since been discharged and channeled following the Effective Date of the Plan.

Between 2019 and the Petition Date, Endo International plc and/or certain of its subsidiaries executed a number of settlement agreements to resolve governmental opioid claims brought by certain states, counties, cities and/or other governmental entities. Certain related developments include but are not limited to the following:

- In September 2019, EPI, EHSI, PPI and PPCI executed a settlement agreement with two Ohio counties providing for payments totaling $10 million and up to $1 million of VASOSTRICT® and/or ADRENALIN®. The settlement amount was paid during the third quarter of 2019.

- In January 2020, EPI and PPI executed a settlement agreement with the state of Oklahoma providing for a payment of $8.75 million. The settlement amount was paid during the first quarter of 2020.

- In August 2021, EPI, EHSI, nine counties in eastern Tennessee, eighteen municipalities within those counties and a minor individual executed a settlement agreement providing for a payment of $35 million. The settlement amount was paid during the third quarter of 2021.

- In September 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the state of New York and two of its counties providing for a payment of $50 million. The settlement amount was paid during the third quarter of 2021.

- In October 2021, EPI and EHSI executed a settlement agreement with the Alabama Attorney General's office intended to resolve opioid-related cases and claims of the state and other Alabama governmental persons and entities in exchange for a total payment of $25 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

- In December 2021, Endo International plc, EPI, EHSI, PPI and PPCI executed a settlement agreement with the Texas Attorney General's office and four Texas counties intended to resolve opioid-related cases and claims of the state and other Texas governmental persons and entities in exchange for a total payment of $63 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the first quarter of 2022.

- In January 2022, EPI and EHSI executed a settlement agreement with the Florida Attorney General's office intended to resolve opioid-related cases and claims of the state and other Florida governmental persons and entities in exchange for a total payment of up to $65 million, subject to certain participation thresholds. The settlement amount was deposited into a QSF during the second quarter of 2022. The State of Florida elected to return a portion of the settlement amount in accordance with the Plan and in resolution of any claims the Company or the Debtors may have for the return of the settlement amount pursuant to the Bankruptcy Code. The resolution was approved by the Bankruptcy Court in August 2024.

- In February 2022, EPI and EHSI executed a settlement agreement with the Louisiana Attorney General's office intended to resolve opioid-related cases and claims of the state and other Louisiana governmental persons and entities in exchange for a total payment of $7.5 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

- In March 2022, EPI, EHSI and PPI executed a settlement agreement with the West Virginia Attorney General's office intended to resolve opioid-related cases and claims of the state and other West Virginia governmental persons and entities in exchange for a total payment of $26 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

- In June 2022, EPI and EHSI executed a settlement agreement with the Arkansas Attorney General's office and certain Arkansas local governments intended to resolve opioid-related cases and claims of the state and other Arkansas governmental persons and entities in exchange for a total payment of $9.75 million, subject to certain participation thresholds. With the exception of certain amounts held back pursuant to an MDL common benefit fund order, the settlement amount was paid during the third quarter of 2022. The State of Arkansas elected to return a portion of the settlement amount in accordance with the Plan and in resolution of any claims the Company or the Debtors may have for the return of the settlement amount pursuant to the Bankruptcy Code. The resolution was approved by the Bankruptcy Court in May 2024.

- In July 2022, EPI and EHSI executed a settlement agreement with the Mississippi Attorney General's office intended to resolve opioid-related cases and claims of the state and other Mississippi governmental persons and entities in exchange for a total payment of $9 million, subject to certain participation thresholds. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.
- In July 2022, EPI, EHSI, PPI and PPCI executed a settlement agreement with the City and County of San Francisco providing for an initial payment of $5 million and subsequent payments of $500,000 a year over ten years. The settlement amount was not paid as of the Petition Date and such claims were resolved pursuant to the Plan.

While the specific terms of the agreements vary, each agreement was solely by way of compromise and settlement and was not in any way an admission of wrongdoing, fault or liability of any kind by Endo International or any of its subsidiaries. Certain settlement agreements provided for the creation of QSFs, the repayment of some or all of the settlement amount under certain conditions and/or additional payments in the event certain conditions were met. Depending on the terms of the respective agreements, funds deposited in QSFs may have been considered restricted cash and/or restricted cash equivalents for a period of time subsequent to the initial funding. Distribution of funds from the QSFs was conditioned upon certain criteria that vary by agreement.

Certain of the settlement agreements described above provided for injunctive relief. The RSA also provided for certain voluntary injunctive terms that bound the Debtors during the course of the bankruptcy proceedings and were intended to apply to any purchaser of our opioid business in conjunction with the bankruptcy proceedings. The Bankruptcy Court also approved certain injunctive terms in connection with its November 2022 preliminary injunction against the continued litigation of opioid actions brought by public plaintiffs. These voluntary injunctive terms were updated and amended in the Plan and binds Endo, Inc. and certain of its subsidiaries' business following the Effective Date.

The Plan provided for the establishment by the Debtors of opioid trusts, and other forms of funding, for the benefit of certain public, tribal and private present and future opioid claimants in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc, its subsidiaries and affiliated entities and persons. In particular, under the Plan, the opioid trusts would be funded over a period of ten years (subject to prepayment mechanics), with up to a total of approximately $613 million to be distributed to eligible claimants, and the opioid school district recovery trust would be funded, over a period of two years, with up to $3 million to be distributed to public school districts that elect to participate in such initiative. As previously noted, on the Effective Date, where a prepayment option was available, the various opioid trusts were funded in an aggregate amount equal to approximately $446 million. Under the public claimant opioid trust, states which previously entered into settlement agreements and received payments from us may elect to participate in the trust. In doing so, those states would agree to return the amounts previously received under the prior settlement agreement(s), net of the amounts allocated to them by the trust, and would receive in return a release from any claim for the return of settlement funds under the applicable section of the Bankruptcy Code. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the opioid trusts and the opioid school district recovery trust (including the trusts for certain future opioid claimants) contemplated under the Plan occurred. In connection therewith, the applicable opioid claims against the Debtors were discharged and channeled to such trusts and/or otherwise administered in accordance with the Plan.

Although the opioid trusts and opioid school district recovery trust were initially contemplated to be funded by the Purchaser in connection with the standalone Sale, and not by the Company or any of its subsidiaries, we previously concluded that these funding amounts, which are now reflected in the Plan, represent Endo International plc's best estimate of the allowed claims related to the contingencies associated with various opioid claims against Endo International plc and its subsidiaries. As such, during the third quarter of 2022, certain subsidiaries of Endo International plc recorded charges of approximately $419 million to adjust the aggregate opioid liability accrual to approximately $550 million based on the terms set forth in the public opioid trust term sheet attached to the original RSA. In March 2023, the Ad Hoc First Lien Group (and Purchaser) reached certain resolutions in principle with both the UCC and opioid claimants' committee (the OCC) appointed in the Chapter 11 Cases and certain ad hoc groups of debtholders. These resolutions, documented in the stipulation filed with the Bankruptcy Court on March 24, 2023, were supported by the Debtors. The resolutions include, among other things, a $34 million increase to the funding amount for the voluntary private opioid trust. In addition, the Ad Hoc First Lien Group agreed to a $15 million increase to the funding amount for the voluntary public opioid trust. As a result of the agreement to increase the funding amount for the voluntary private opioid trust certain subsidiaries of Endo International plc recorded an additional charge of $34 million in the fourth quarter of 2022 to increase its aggregate opioid liability accrual to approximately $584 million. In the first quarter of 2023, certain subsidiaries of Endo International plc recorded an additional charge of $15 million to increase its aggregate opioid liability accrual to approximately $599 million. On July 13, 2023, the Purchaser and the FCR filed with the Bankruptcy Court both a term sheet for a resolution among such parties (the FCR Term Sheet) and an amended term sheet for the voluntary private opioid trust. The resolution with the FCR provides that, in exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc and its affiliates, the Purchaser will agree to fund a trust of $11.5 million to be established for the benefit of certain future opioid claimants. The amended term sheet for the voluntary private opioid trust provides for a $0.5 million increase to the funding amount for the voluntary private opioid trust. Accordingly, certain subsidiaries of Endo International plc recorded an additional charge of $12 million in the second quarter of 2023 to increase its aggregate opioid liability to approximately $611 million. In August 2023, the Purchaser and an ad hoc group of public school district creditors (the Public School District Creditors) filed with the Bankruptcy Court a term sheet for a resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc and its affiliates, the

Purchaser will agree to fund an opioid school district recovery trust up to $3 million for the purpose of funding opioid abuse/misuse abatement or remediation programs to be implemented by the Public School District Creditors. In September 2023, the Purchaser and the Canadian Provinces filed with the Bankruptcy Court a term sheet for a resolution among such parties. In exchange for certain releases to be provided to (among others) the Purchaser and Endo International plc and its affiliates, the Purchaser will agree to fund a voluntary trust of approximately $7 million to be established for the benefit of the Canadian Provinces. Accordingly, we recorded an additional charge of approximately $10 million in the third quarter of 2023 to increase our aggregate opioid liability to approximately $621 million. In December 2023, in connection with the Plan, state opioid claimants agreed to decrease the gross amount of the initial public opioid trust settlement by approximately $5 million in exchange for certain prepayment rights. In February 2024, the resolutions reached with the DOJ with respect to claims filed in the Chapter 11 Cases by the U.S. Government provides that the U.S. Government will have in connection with its opioid-related criminal and civil investigations of certain of the Debtors: (i) an allowed, general unsecured claim in the amount of $1,086 million in connection with a criminal fine arising from a plea agreement entered into by EHSI and; (ii) an allowed, general unsecured claim in the amount of approximately $476 million in connection with a civil settlement agreement entered into by EHSI. Accordingly, certain subsidiaries of Endo International plc recorded an additional charge of approximately $1,557 million in the fourth quarter of 2023 to increase aggregate opioid liability to approximately $2,178 million. These liabilities represent Endo International plc's best estimate of the allowed claims related to the contingencies associated with various opioid claims against Endo International plc and its subsidiaries for the applicable periods covered by this Quarterly Report. Pursuant to the Plan, on the Effective Date thereof, all opioid claims against the Debtors were discharged and channeled to the applicable trusts or otherwise administered in accordance with the Plan.

In addition to the lawsuits and administrative matters described above, Endo International plc and/or its subsidiaries have received certain subpoenas, civil investigative demands (CIDs) and informal requests for information concerning the sale, marketing and/or distribution of prescription opioid medications, including, but not limited to, the following:

- Various state attorneys general have served subpoenas and/or CIDs on EHSI and/or EPI. Some of these state attorneys general subsequently filed lawsuits against Endo International plc and/or its subsidiaries and/or have indicated their support for the opioid trusts described above. Prior to the Effective Date of the Plan, Endo International plc cooperated with any ongoing state attorney general investigations.
- In January 2018, EPI received a federal grand jury subpoena from the U.S. District Court for the Southern District of Florida (S.D. Florida) seeking documents and information related to OPANA® ER, other oxymorphone products and marketing of opioid medications. S.D. Florida's investigation was resolved in accordance with Endo International plc's resolution with the DOJ as embodied in the Plan, including that in April 2024, EHSI entered a guilty plea to a single count of misdemeanor misbranding pursuant to the terms of the resolutions with the U.S. Government. The judgment and conviction were entered in May 2024 against EHSI. Given the payments on the Effective Date, EHSI has satisfied the criminal fine, forfeiture judgment and civil settlement amount.
- In December 2020, Endo International plc received a subpoena issued by the U.S. Attorney's Office for the Western District of Virginia seeking documents related to McKinsey & Company. Endo International plc received a related subpoena in May 2021, also issued by the U.S. Attorney's Office for the Western District of Virginia. Prior to the Effective Date of the Plan, Endo International plc cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

Ranitidine Matters

In June 2020, an MDL pending in the U.S. District Court for the Southern District of Florida, *In re Zantac (Ranitidine) Products Liability Litigation*, was expanded to add PPI and numerous other manufacturers and distributors of generic ranitidine as defendants. The claims are generally based on allegations that under certain conditions the active ingredient in ranitidine medications can break down to form an alleged carcinogen known as N-Nitrosodimethylamine (NDMA). The complaints assert a variety of claims, including, but not limited to, various product liability, breach of warranty, fraud, negligence, statutory and unjust enrichment claims. Plaintiffs generally seek various remedies including, without limitation, compensatory, punitive and/or treble damages; restitution, disgorgement, civil penalties, abatement, attorneys' fees and costs as well as injunctive and/or other relief. Similar complaints against various defendants, in some instances including PPI, have also been filed in certain state courts, including, but not limited to, California, Illinois and Pennsylvania. Neither PPI nor its subsidiaries have manufactured or sold ranitidine since 2016.

The MDL court has issued various case management orders, including orders directing the filing of "master" and short-form complaints, establishing a census registry process for potential claimants and addressing various discovery issues. In December 2020, the court dismissed the master complaints as to PPI and other defendants with leave to amend certain claims. Certain plaintiffs, including a third-party payer pursuing class action claims, appealed the dismissal orders. PPI was dismissed from the third-party payer appeal in September 2022. In November 2022, the U.S. Court of Appeals for the Eleventh Circuit (Eleventh Circuit) affirmed the dismissal of the third-party payer complaint and dismissed the other appeals on procedural grounds.

In February 2021, various other plaintiffs filed an amended master personal injury complaint, a consolidated amended consumer economic loss class action complaint and a consolidated medical monitoring class action complaint. PPI was not named as a defendant in the consumer economic loss complaint or the medical monitoring complaint. In July 2021, the MDL court dismissed all claims in the master complaints as to PPI and other generic defendants with prejudice on federal preemption grounds. In November 2021, the MDL court issued a final judgment as to PPI and other generic defendants.

In December 2022, the MDL court granted summary judgment in favor of certain remaining defendants with respect to five "designated cancers" (bladder, esophageal, gastric, liver and pancreatic), holding that plaintiffs had failed to provide sufficient evidence of causation.

In May 2023, the MDL court issued orders extending its December 2022 summary judgment ruling to all MDL defendants. In July 2023, the MDL court entered an order dismissing plaintiffs' non-designated cancer claims for failure to produce expert reports. To facilitate entry of these final judgments notwithstanding the automatic stay applicable to PPI, the MDL court entered orders severing PPI in thousands of pending cases on September 26, 2023.

At various times, certain MDL plaintiffs appealed the MDL court's various orders and judgments, with PPI dismissed from certain of them, and the appeals stayed as to PPI due to the PPI bankruptcy in the remainder. Pursuant to the Plan, on the Effective Date thereof, all ranitidine claims against PPI were discharged and channeled to the applicable trusts. In connection therewith, any potential claims against PPI relating to the prepetition conduct at issue in these remaining appeals were also discharged.

In July 2022, claimants alleging non-designated cancer claims were "exited" from the MDL census registry. Some of these claimants subsequently filed lawsuits in various courts. Following the MDL court's December 2022 summary judgment order, the MDL court closed the census registry, and the registry-related tolling of the statute of limitations for registry participants remaining in the census registry at the time of its closure expired in April 2023.

As of the Petition Date, the claims against PPI (including new complaints and related appeals) became subject to the automatic stay; PPI was subsequently voluntarily dismissed from several pending matters, including the appeal from the MDL court's dismissal of the third-party payer class action complaint.

The resolution reached with the UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain ranitidine claimants. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the ranitidine claims-related sub-trust contemplated under the Plan occurred. In connection therewith, all ranitidine claims against PPI were discharged and channeled to such trust.

Generic Drug Pricing Matters

Since March 2016, various private plaintiffs, state attorneys general and other governmental entities have filed cases against Endo International plc's subsidiary PPI and/or, in some instances, Endo International plc, Generics Bidco I, LLC, DAVA Pharmaceuticals, LLC, DAVA International, LLC, EPI, EHSI and/or PPCI, as well as other pharmaceutical manufacturers and, in some instances, other corporate and/or individual defendants, alleging price-fixing and other anticompetitive conduct with respect to generic pharmaceutical products. These cases, which include proposed class actions filed on behalf of direct purchasers, end-payers and indirect purchaser resellers, as well as non-class action suits, have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Eastern District of Pennsylvania; three cases commenced by writ of summons in Pennsylvania state court are in deferred status. There is also a proposed class action filed in the Federal Court of Canada on behalf of a proposed class of Canadian purchasers.

The various complaints and amended complaints generally assert claims under federal and/or state antitrust law, state consumer protection statutes and/or state common law, and generally seek damages, treble damages, civil penalties, disgorgement, declaratory and injunctive relief, costs and attorneys' fees. Some claims are based on alleged product-specific conspiracies; other claims allege broader, multiple-product conspiracies. Under their overarching conspiracy theories, plaintiffs generally seek to hold all alleged participants in a particular conspiracy jointly and severally liable for all harms caused by the alleged conspiracy, not just harms related to the products manufactured and/or sold by a particular defendant.

The MDL court has issued various case management and substantive orders, including orders denying certain motions to dismiss in whole or in part, and discovery is ongoing.

As of the Petition Date, the claims against Endo International plc and its subsidiaries in the U.S. became subject to the automatic stay. A similar cessation of litigation activity is in place in Canada. Pursuant to the Plan, on the Effective Date thereof, all such claims against the Debtors were discharged and channeled to the applicable trusts.

In December 2014, Endo International plc's subsidiary PPI received from the Antitrust Division of the DOJ a federal grand jury subpoena issued by the U.S. District Court for the Eastern District of Pennsylvania addressed to "Par Pharmaceuticals." The subpoena requested documents and information focused primarily on product and pricing information relating to the authorized generic version of Lanoxin® (digoxin) oral tablets and generic doxycycline products, and on communications with competitors and others regarding those products. Following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

In May 2018, Endo International plc and its subsidiary PPCI each received a CID from the DOJ in relation to an FCA investigation concerning whether generic pharmaceutical manufacturers engaged in price-fixing and market allocation agreements, paid illegal remuneration and caused the submission of false claims. Following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

The resolution reached with the UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain holders of generic drug pricing claims. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the generic drug pricing claims-related sub-trust contemplated under the Plan occurred. In connection therewith, all such claims against the Debtors were discharged and channeled to such trust.

Other Antitrust Matters

Beginning in June 2014, multiple alleged purchasers of OPANA® ER sued Endo International plc's subsidiaries EHSI and EPI; Penwest Pharmaceuticals Co. (Penwest), which Endo International plc's subsidiary EPI had acquired; and Impax Laboratories, LLC (formerly Impax Laboratories, Inc. and referred to herein as Impax), alleging among other things violations of antitrust law arising out of an agreement between EPI and Impax to settle certain patent infringement litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others were non-class action suits. The cases were consolidated and/or coordinated in a federal MDL pending in the U.S. District Court for the Northern District of Illinois. The various complaints asserted claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally sought damages, treble damages, disgorgement of profits, restitution, injunctive relief and attorneys' fees. In June 2021, the court certified a direct purchaser class and an end-payer class; in August 2021, following an appeal, the district court amended its class certification order to certify a narrower end-payer class. Trial on all plaintiffs' claims began in June 2022. In July 2022, the jury returned a verdict in favor of EHSI, EPI and Penwest (Impax settled during trial). Later that month, plaintiffs filed a motion for judgment as a matter of law or in the alternative for a new trial. As of the Petition Date, the matter became subject to the automatic stay.

Beginning in February 2009, the FTC and certain private plaintiffs sued Endo International plc's subsidiaries PPCI (since June 2016, EGHI) and/or PPI as well as other pharmaceutical companies alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of AndroGel® and seeking damages, treble damages, equitable relief and attorneys' fees and costs. The cases were consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of Georgia. In May 2016, plaintiffs representing a putative class of indirect purchasers voluntarily dismissed their claims with prejudice. In February 2017, the FTC voluntarily dismissed its claims against EGHI with prejudice. In June 2018, the MDL court granted in part and denied in part various summary judgment and evidentiary motions filed by defendants. In particular, among other things, the court rejected two of the remaining plaintiffs' causation theories and rejected damages claims related to AndroGel® 1.62%. In July 2018, the court denied certain plaintiffs' motion for certification of a direct purchaser class. Between November 2019 and April 2021, PPI and PPCI entered into settlement agreements with all of the plaintiffs remaining in the MDL. The settlement agreements were solely by way of compromise and settlement and were not in any way an admission of wrongdoing, fault or liability of any kind. Separately, in August 2019, several alleged direct purchasers filed suit against PPI and other pharmaceutical companies in the U.S. District Court for the Eastern District of Pennsylvania asserting claims substantially similar to those asserted in the MDL, as well as additional claims against other defendants relating to other alleged conduct. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in May 2018, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI, EPI and/or Endo International plc, as well as other pharmaceutical companies, alleging violations of antitrust law arising out of the settlement of certain patent litigation concerning the generic version of Exforge® (amlodipine/valsartan). Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys' fees and costs. In September 2018, the putative class plaintiffs stipulated to the dismissal without prejudice of their claims against EPI and Endo International plc; the retailer plaintiffs later did the same. PPI filed a partial motion to dismiss certain claims in September 2018; the court granted the motion in August 2019. In March 2022, the putative class plaintiffs filed motions for class certification. In May 2022, defendants filed motions for summary judgment. As of the Petition Date, the claims against PPI became subject to the automatic stay. In January 2023, certain direct purchaser plaintiffs dismissed their claims against PPI, EPI and Endo International plc with prejudice and, in February 2023, certain indirect purchaser plaintiffs agreed to do the same. In July 2023, the court dismissed the remaining claims filed against PPI, EPI and Endo International plc.

Beginning in August 2019, multiple complaints were filed in the U.S. District Court for the Southern District of New York against PPI and other pharmaceutical companies alleging violations of antitrust law arising out the settlement of certain patent litigation concerning generic versions of Seroquel XR® (extended-release quetiapine fumarate). The claims against PPI are based on allegations that PPI entered into an exclusive acquisition and license agreement with Handa Pharmaceuticals, LLC (Handa) in 2012 pursuant to which Handa assigned to PPI certain rights under a prior settlement agreement between Handa and AstraZeneca resolving certain patent litigation. Some cases were filed on behalf of putative classes of direct and indirect purchasers; others are non-class action suits. The various complaints assert claims under Sections 1 and 2 of the Sherman Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys' fees and costs. In August 2020, the litigation was transferred to the U.S. District Court for the District of Delaware. In July 2022, the court dismissed certain claims asserted under state law but otherwise denied defendants' motions to dismiss. As of the Petition Date, the claims against PPI became subject to the automatic stay.

Beginning in June 2020, multiple complaints were filed against Jazz and other pharmaceutical companies, including PPI, alleging violations of state and/or federal antitrust laws in connection with the settlement of certain patent litigation concerning generic versions of Xyrem® (sodium oxybate). Some cases were filed on behalf of putative classes of indirect purchasers; others are non-class action suits. The cases have generally been consolidated and/or coordinated for pretrial proceedings in a federal MDL pending in the U.S. District Court for the Northern District of California; Aetna Inc. (Aetna) filed a similar case in May 2022 in California state court. The various complaints allege that Jazz entered into a series of "reverse-payment" settlements, including with PPI, to delay generic competition for Xyrem® and assert claims under Sections 1 and 2 of the Sherman Act, Section 16 of the Clayton Act, state antitrust and consumer protection statutes and/or state common law. Plaintiffs generally seek damages, treble damages, equitable relief and attorneys' fees and costs. In April 2021, the defendants moved to dismiss the MDL complaints that had been filed as of that time. In August 2021, the MDL court issued an order dismissing certain aspects of the plaintiffs' claims but otherwise denying the motions to dismiss. In July 2022, PPI, among others, filed a motion to quash the Aetna action for lack of personal jurisdiction; the defendants also filed a demurrer, motion to strike and motion to stay Aetna's action. As of the Petition Date, the claims against PPI became subject to the automatic stay. In December 2022, the California state court overseeing the Aetna action granted the motion to quash for lack of personal jurisdiction and, in January 2023, Aetna filed an amended complaint that did not name PPI as a defendant.

In August 2021, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Pennsylvania against Takeda Pharmaceuticals USA Inc., EPI, PPI and others, alleging violations of federal antitrust law in connection with the settlement of certain patent litigation related to generic versions of Colcrys® (colchicine). In particular, the complaint alleged, among other things, that a distribution agreement between Takeda Pharmaceuticals USA Inc. and PPI, with respect to an authorized generic, was in effect an output restriction conspiracy; the plaintiffs asserted claims under Section 1 and Section 2 of the Sherman Act and sought damages, treble damages and attorneys' fees and costs. In November 2021, the plaintiffs dismissed all claims against EPI and in December 2021, the court dismissed the complaint for failure to state a claim. In January 2022, the plaintiffs filed an amended complaint. In February 2022, the defendants filed a motion to dismiss the amended complaint, which the court granted in part and denied in part in March 2022. As of the Petition Date, the claims against PPI became subject to the automatic stay. In September 2022, the plaintiffs voluntarily dismissed all claims against PPI with prejudice, and PPI agreed to provide certain limited discovery as a non-party. In March 2023, the court denied the plaintiffs' motion for class certification. In April 2023, the court authorized the filing of an amended complaint adding certain additional plaintiffs and combining the litigation with the proceedings from which PPI was dismissed; the amended complaint named PPI as a defendant. In September 2023, the court entered an order dismissing the case.

In January 2021, the FTC filed a lawsuit in the U.S. District Court for the District of Columbia against us, EPI, Impax Laboratories, LLC and Amneal Pharmaceuticals, Inc., generally alleging that the 2017 settlement of a contract dispute between EPI and Impax (now Amneal) constituted unfair competition in violation of Section 5(a) of the FTC Act. The complaint generally sought injunctive and equitable monetary relief. In April 2021, the defendants filed motions to dismiss, which the court granted in March 2022. The FTC filed a notice of appeal in May 2022. Briefing on the appeal has concluded and oral argument took place in May 2023. The dismissal was affirmed on appeal in September 2023.

The resolution reached with UCC, as embodied in the Plan, contemplated the creation and funding of a trust for the benefit of certain unsecured creditors and sub-trusts established thereunder, one of which was established for the benefit of certain antitrust claimants. As previously noted, prior to or on the Effective Date of the Plan, the establishment and funding of the antitrust claims-related sub-trust contemplated under the Plan occurred. In connection therewith, all these other antitrust claims against the Debtors were discharged and channeled to such trust.

Securities Litigation

In June 2020, a putative class action entitled *Benoit Albiges v. Endo International plc, Paul V. Campanelli, Blaise Coleman, and Mark T. Bradley* was filed in the U.S. District Court for the District of New Jersey by an individual shareholder on behalf of himself and all similarly situated shareholders. The lawsuit alleged violations of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder relating to the marketing and sale of opioid medications and DFS's administrative action against Endo International plc, EPI, EHSI, PPI and PPCI. In September 2020, the court appointed Curtis Laakso lead plaintiff in the action. In November 2020, the plaintiffs filed an amended complaint that among other things added Matthew J. Maletta as a defendant. In January 2021, the defendants filed a motion to dismiss, which the court granted in August 2021. In November 2021, the plaintiffs filed a second amended complaint, which among other things added allegations about discovery issues in certain opioid-related lawsuits. In January 2022, the defendants moved to dismiss the second amended complaint. As of the Petition Date, the claims against Endo International plc became subject to the automatic stay. In August 2022, the court granted the motion and dismissed the case with prejudice. Due to the automatic stay, the plaintiffs' time to appeal the dismissal as to Endo International plc was tolled. Pursuant to the Plan, on the Effective Date thereof, all prepetition claims against the Debtors, including any claims or rights to appeal relating to this action, were discharged and channeled to the applicable trusts or otherwise administered in accordance with the Plan. The automatic stay did not apply to the individual defendants, and the plaintiffs' time to appeal the ruling as to those defendants has run.

Miscellaneous Government Investigations

In March 2022, EPI received a CID from the Texas Attorney General's office seeking documents and information related to hormone blocker products. This followed the Texas Attorney General's December 2021 announcement of an investigation into whether EPI and AbbVie Inc. had advertised or promoted such products, including SUPPRELIN® LA and VANTAS®, for unapproved uses. Prior to the Effective Date of the Plan, Endo International plc cooperated with the investigation, and following the occurrence of the Effective Date, any potential claims relating to the prepetition conduct at issue in this investigation were discharged.

In March 2025, Endo USA, Inc. received a subpoena issued by the U.S. Attorney's Office for the Western District of Virginia requesting documents and information from 1996 through the present related to any interactions by Endo USA, Inc., its affiliates, predecessors or other related parties with pharmacy benefit managers, including (i) renumeration provided, (ii) negotiation of rebates, (iii) communications regarding the prescription, administration or payment for opioid medications, and (iv) communications regarding the safety or efficacy of opioid medications. We plan to provide the requested documents and information, including to the extent that Endo USA, Inc. serves as custodian of records for Debtors Endo Health Solutions Inc. and Endo Pharmaceuticals Inc. with respect to the period from 1996 through the April 2024 Effective Date.

Patent Matters

Endo Operations Limited exclusively licenses several patents that relate to Endo USA Inc.'s ADRENALIN® (epinephrine in sodium chloride injection) product. On March 5, 2025, Endo USA, Inc. and Endo Operations Limited filed an action against Baxter Healthcare Corporate in the U.S. District Court for the Northern District of Illinois for infringement of the licensed patents (Endo USA, Inc. & Endo Operations Ltd. v. Baxter Healthcare Corp., C.A. No. 25-2365 (N.D. III.)).

Other Proceedings and Investigations

Proceedings similar to those described above may also be brought in the future. Additionally, the Debtors have been involved in, arbitrations or various other proceedings that arise in the normal course of business. We cannot predict the timing or outcome of these other proceedings. Currently, neither we nor our subsidiaries are involved in any other proceedings that we expect to have a material effect on our business, financial condition, results of operations and cash flows.

NOTE 18. OTHER COMPREHENSIVE (LOSS) INCOME

During the periods covered by this report, substantially all of the Accumulated other comprehensive loss balances at December 31, 2024 and December 31, 2023 consist of Foreign currency translation loss. There were no tax effects in Other comprehensive (loss) income and there were no reclassifications out of Accumulated other comprehensive loss.

In connection with the adoption of fresh start accounting, Accumulated other comprehensive loss of the Predecessor was eliminated as part of the Fresh Start Adjustments, as discussed in more detail in Note 3. Fresh Start Accounting.

NOTE 19. SHAREHOLDERS' (DEFICIT) EQUITY

Equity holders of Endo, Inc.'s common stock and Endo International plc's ordinary shares are referenced throughout as "shareholders" and/or "stockholders."

Endo International plc issued 4,000,000 euro deferred shares of $0.01 each at par. The euro deferred shares were held by nominees in order to satisfy an Irish legislative requirement to maintain a minimum level of issued share capital denominated in euro and to have at least seven registered shareholders. The euro deferred shares carried no voting rights and were not entitled to receive any dividend or distribution. Pursuant to the Plan, on the Effective Date thereof, the euro deferred shares were cancelled.

Share Repurchase Program

Pursuant to Article 11 of the Endo International plc's Articles of Association, Endo International plc had broad shareholder authority to conduct ordinary share repurchases by way of redemptions. Endo International plc's authority to repurchase ordinary shares was subject to legal limitations, including restrictions imposed by the Bankruptcy Code and related rules and guidelines during the pendency of the Chapter 11 Cases, and the existence of sufficient distributable reserves. For example, the Companies Act requires Irish companies to have distributable reserves equal to or greater than the amount of any proposed ordinary share repurchase amount.

Endo International plc's board of directors approved a share buyback program (the 2015 Share Buyback Program) that authorized the Company to redeem, in the aggregate, $2.5 billion of its outstanding ordinary shares. As of the Effective Date, the Company redeemed and cancelled approximately 4.4 million of its ordinary shares under the 2015 Share Buyback Program for $250.0 million, not including related fees. Pursuant to the Plan, on the Effective Date thereof, the 2015 Share Buyback Program was terminated.

NOTE 20. SHARE-BASED COMPENSATION

Endo, Inc. (Successor) Stock Incentive Plan

As contemplated by the Plan and approved on July 23, 2024, Endo, Inc. adopted a long-term incentive plan (the 2024 Stock Incentive Plan). Under the 2024 Stock Incentive Plan, stock options, stock appreciation rights, restricted stock awards, performance awards and other share- or cash-based awards may be issued at the discretion of the Compensation & Human Capital Committee of the Board from time to time.

At December 31, 2024, approximately 2.3 million common stock were reserved for future grants under the 2024 Stock Incentive Plan. As of December 31, 2024, PSUs and RSUs have been granted under the stock incentive plan.

Generally, the grant-date fair value of each award is recognized as expense over the requisite service period. Presented below are the components of total share-based compensation as recorded in the Successor's Consolidated Statements of Operations (in thousands):

	Successor
	2024
Selling, general and administrative expenses	$ 2,687
Research and development expenses	322
Cost of revenues	277
Total share-based compensation expense	$ 3,286

Restricted Stock Units and Performance Share Units

From time to time, the Company grants RSUs and PSUs to its employees as part of their annual share compensation awards and, in certain circumstances, on an ad hoc basis or upon their commencement of service with the Company.

RSUs vest ratably, in equal amounts, over an approximately three-year service period. PSUs cliff vest after an approximately three-year service period subject to the degree of achievement relative to specified absolute total shareholder return (TSR) thresholds, which is measured as the compound annual growth rate of Endo, Inc.'s stock over a three-year performance period beginning April 23, 2024 and ending April 23, 2027.

PSUs awarded in 2024 were based upon a single measure: absolute TSR. TSR performance is measured against the approximately three-year TSR of Endo, Inc. Upon the completion of the approximately three-year performance period, the actual number of shares awarded is adjusted to between zero and 150% of the target award amount based upon the actual TSR compared to the target TSR, subject to continued employment by the award recipient. TSR is considered a market condition under applicable authoritative guidance.

RSUs are valued based on the closing price of Endo's common shares on the date of grant. PSUs are valued using a Monte-Carlo variant valuation model. The Monte-Carlo variant valuation model used considers a variety of potential future share prices for Endo, Inc.

A summary of Endo, Inc.'s non-vested RSUs and PSUs is presented below:

	Number of Shares	Aggregate Intrinsic Value (1)
Non-vested as of December 31, 2023 (Successor)	—	
Granted	1,308,657	
Non-vested as of December 31, 2024 (Successor)	1,308,657	$ 32,062,097
Vested and expected to vest as of December 31, 2024 (Successor)	1,308,657	$ 32,062,097

_____

(1) The aggregate intrinsic value presented in the table above were calculated by multiplying the closing price of the Company's common shares on the last trading day of the fiscal year by the corresponding quantities above.

As of December 31, 2024, the weighted average remaining requisite service period of the units presented in the table above was 2.3 years and the corresponding total remaining unrecognized compensation cost amounted to $11.4 million for RSUs and $11.4 million for PSUs. The weighted average grant date fair value of the units granted during the year ended December 31, 2024 was $19.97 per unit.

Endo International plc Stock Incentive Plans

In June 2015, the Endo International plc's shareholders approved the 2015 Stock Incentive Plan (the 2015 Plan), which was subsequently amended, as approved by Endo International plc's shareholders, on multiple occasions. Under the 2015 Plan, stock options (including incentive stock options), stock appreciation rights, restricted stock awards, performance awards and other share- or cash-based awards were issued at the discretion of Endo International plc's Compensation & Human Capital Committee of the Endo International plc Board of Directors (Predecessor's Board) from time to time. No ordinary shares were to be granted under previously approved plans, including Endo International plc's 2000, 2004, 2007, 2010 and Assumed Stock Incentive Plans. Any awards previously granted and outstanding under these prior plans remain subject to the terms of those prior plans.

In February 2023, the Endo International plc filed post-effective amendments to its Registration Statements on Form S-8 with respect to the 2015 Plan in order to deregister all remaining unissued securities.

In March 2023, in connection with the Debtor's ongoing bankruptcy proceedings, the Debtor's took action to reject all outstanding award agreements associated with stock options and stock awards. In connection with the rejection of these agreements, Endo International plc recorded a charge of approximately $9.2 million during the first quarter of 2023 to recognize all remaining unrecognized compensation cost associated with these agreements.

Generally, Endo International plc recognized the grant-date fair value of each award as expense over the requisite service period. However, expense recognition differed in the case of certain PSUs where the ultimate payout was performance-based. For these awards, at each reporting period, Endo International plc generally estimated the ultimate payout and adjusted the cumulative expense based on its estimate and the percent of the requisite service period that elapsed.

Presented below are the components of total share-based compensation as recorded in the Predecessor's Consolidated Statements of Operations (in thousands):

	Predecessor		
	Period From January 1, 2024 through April 23, 2024	2023	2022
Selling, general and administrative expenses	$ —	$ 10,593	$ 16,019
Research and development expenses	—	107	1,059
Cost of revenues	—	540	1,136
Total share-based compensation expense	$ —	$ 11,240	$ 18,214

As of the December 31, 2023, there was no unrecognized compensation cost related to non-vested share-based compensation awards for which a grant date has been established as of the December 31, 2023.

Stock Options

From time to time, Endo International plc granted stock options to its employees as part of their annual share compensation awards and, in certain circumstances, on an ad hoc basis or upon their commencement of service with the Endo International plc.

Although Endo International plc had not granted employee stock options since 2018, previous grants have generally vested ratably, in equal amounts, over a three or four-year service period. As of the end of the Effective Date, there are no remaining stock options outstanding.

Endo International plc estimated the fair value of stock option grants at the date of grant using the Black-Scholes option-pricing model. This model utilized assumptions related to volatility, the risk-free interest rate, the dividend yield (which was assumed to be zero as Endo International plc had not paid cash dividends) and the expected term of the option. Expected volatilities utilized in the model were based mainly on the historical volatility of Endo International plc's share price over a period commensurate with the expected life of the share option as well as other factors. The risk-free interest rate was derived from the U.S. Treasury yield curve in effect at the time of grant. Endo International plc estimated the expected term of options granted based on its historical experience with its employees' exercise of stock options and other factors.

A summary of Endo International plc activity is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2021 (Predecessor)	6,383,914	$ 16.70		
Expired	(1,304,602)	$ 20.04		
Outstanding as of December 31, 2022 (Predecessor)	5,079,312	$ 15.84		
Forfeited (1)	(2,854,056)	$ 14.73		
Expired	(2,225,256)	$ 17.27		
Outstanding as of December 31, 2023 (Predecessor) (1)	—	$ —		
Outstanding as of the Effective Date (Predecessor) (1)	—	$ —	0 years	$ —
Vested and expected to vest as of the Effective Date (Predecessor) (1)	—	$ —	0 years	$ —
Exercisable as of the Effective Date (Predecessor) (1)	—	$ —	0 years	$ —

_____

(1) In March 2023, the Bankruptcy Court entered orders authorizing the Company to reject outstanding stock option agreements, restricted stock award agreements and performance award agreements.

Restricted Stock Units and Performance Share Units

From time to time, Endo International plc granted RSUs and PSUs to its employees as part of their annual share compensation awards and, in certain circumstances, on an ad hoc basis or upon their commencement of service with Endo International plc.

As of December 31, 2023, there are no unvested RSUs or PSUs. Previous unvested RSUs were subject to three-year vesting periods, with ratable vesting on the first, second and third anniversaries of the respective grant dates, and unvested PSUs were subject to three-year service periods, after which the awards would vest in full (conditioned upon the achievement of performance and/or market conditions established by Endo International plc's Compensation & Human Capital Committee of the Predecessor's Board and certain continued employment conditions), with the actual number of shares awarded adjusted to between zero and 200% of the target award amount based upon the level of achievement of the performance criteria described below.

No PSUs were awarded from the period January 1, 2024 through April 23, 2024, 2023 or 2022.

RSUs were valued based on the closing price of Endo International plc's ordinary shares on the date of grant. PSUs with TSR conditions were valued using a Monte-Carlo variant valuation model, while those with FCF conditions were valued taking into consideration the probability of achieving the specified performance goal. The Monte-Carlo variant valuation model used considered a variety of potential future share prices for Endo International plc as well as our peer companies in a selected market index.

A summary of Endo International plc's non-vested RSUs and PSUs is presented below:

	Number of Shares		Aggregate Intrinsic Value
Non-vested as of December 31, 2021 (Predecessor)	8,141,110		
Granted	280,373		
Forfeited	(1,116,960)		
Vested	(2,324,696)		
Non-vested as of December 31, 2022 (Predecessor)	4,979,827		
Forfeited (1)	(4,960,249)		
Vested	(19,578)		
Non-vested as of December 31, 2023 (Predecessor) (1)	—		
Non-vested as of the Effective Date (Predecessor) (1)	—	$	—
Vested and expected to vest as of the Effective Date (Predecessor) (1)	—	$	—

_____

(1) In March 2023, the Bankruptcy Court entered orders authorizing the Company to reject outstanding stock option agreements, restricted stock award agreements and performance award agreements. In connection with the rejection of these agreements, the Company recognized the remaining unrecognized compensation cost associated with these agreements in 2023.

As of December 31, 2023, there was no weighted average remaining requisite service period of the units presented in the table above or remaining unrecognized compensation costs.

The weighted average grant-date fair value of the units granted during the year ended December 31, 2022 was $3.21 per unit.

NOTE 21. OTHER (INCOME) EXPENSE, NET

The components of Other (income) expense, net are as follows (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Net gain on sale of business and other assets (1)	$ (6,630)	$ (115)	$ (10,392)	$ (26,183)
Foreign currency (gain) loss, net (2)	(2,614)	(376)	1,779	(2,087)
Net loss (gain) from our investments in the equity of other companies (3)	163	5	(199)	378
Other miscellaneous, net (4)	(688)	5,748	(876)	(6,162)
Other (income) expense, net	$ (9,769)	$ 5,262	$ (9,688)	$ (34,054)

_____

(1) Amounts primarily relate to the sales of certain intellectual property rights and certain other assets including, in 2022, assets associated with the sale transactions that are further discussed in Note 5. Discontinued Operations and Asset Sales.
(2) Amounts relate to the remeasurement of foreign currency denominated assets and liabilities.
(3) Amounts relate to the income statement impacts of our investments in the equity of other companies, including investments accounted for under the equity method.
(4) The amount for the Predecessor period January 1, 2024 through April 23, 2024 primarily relates to a charge of approximately $6 million associated with the rejection of an executory contract, which was approved by the Bankruptcy Court in February 2024.

NOTE 22. INCOME TAXES

Loss from Continuing Operations before Income Tax

Our operations are conducted through our various subsidiaries in numerous jurisdictions throughout the world. We have provided for income taxes based upon the tax laws and rates in the jurisdictions in which our operations are conducted.

The components of our Loss from continuing operations before income tax by geography are as follows (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
U.S.	$ (35,127)	$ 6,208,817	$ (1,609,064)	$ (2,429,315)
International	(826,760)	40,174	(782,860)	(458,787)
Total loss from continuing operations before income tax	$ (861,887)	$ 6,248,991	$ (2,391,924)	$ (2,888,102)

Income tax from continuing operations consists of the following (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Current:				
U.S. Federal	$ 70,038	$ 28,549	$ 44,304	$ 21,057
U.S. State	16,077	4,598	2,900	1,731
International	15,645	1,178	3,956	6,031
Total current income tax	$ 101,760	$ 34,325	$ 51,160	$ 28,819
Deferred:				
U.S. Federal	$ (138,918)	$ 62,648	$ 5,126	$ (622)
U.S. State	(17,786)	5,592	451	1,065
International	(76,079)	(44,054)	(875)	(7,746)
Total deferred income tax	$ (232,783)	$ 24,186	$ 4,702	$ (7,303)
Total income tax	$ (131,023)	$ 58,511	$ 55,862	$ 21,516

Tax Rate

A reconciliation of income tax from continuing operations at the U.S. federal statutory income tax rate to the total income tax provision from continuing operations is as follows (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Notional U.S. federal income tax provision at the statutory rate	$ (180,996)	$ (28,689)	$ (502,304)	$ (606,502)
State income tax, net of federal benefit	3,408	2,075	3,283	(9,517)
Uncertain tax positions	166	1,787	32,191	21,930
Residual tax on non-U.S. net earnings	64,858	(5,427)	(610,200)	(32,257)
Non-deductible goodwill impairment	—	—	—	385,459
Change in valuation allowance	342	44,508	6,449,891	306,497
Capital gains tax	—	4,234	—	—
Non-deductible expenses	—	75,172	109,629	47,221
Executive compensation limitation	1,559	104	7,254	5,580
Equity based compensation	—	—	4,522	3,247
Financing activities (1)	8,787	(54,995)	(3,035,598)	73,629
Investment activities (2)	—	—	(2,681,806)	(178,018)
Non-deductible legal settlement	—	—	279,216	—
Intra-entity transfers of assets	(32,033)	—	—	—
Emergence (3)	—	18,982	—	—
Other	2,886	760	(216)	4,247
Income tax	$ (131,023)	$ 58,511	$ 55,862	$ 21,516

_____

(1) The amount in the Successor period ended December 31, 2024 primarily relates to the tax impact of forgiveness of OUS intercompany trading receivables. The amount in 2023 (Predecessor) primarily relates to tax deductible losses associated with receivables in consolidated subsidiaries, which is fully offset by an increase to the valuation allowance. The 2022 (Predecessor) amount primarily relates to nondeductible foreign currency gains and losses on intercompany debt.

(2) The amounts in Predecessor years ended December 31, 2023 and 2022 primarily relate to tax deductible losses associated with the investment in consolidated subsidiaries. The tax benefit is fully offset by an increase to the valuation allowance.

(3) Relates to impacts from plan effects and fresh start accounting.

The income tax benefit of $131 million for the Successor period ended December 31, 2024 primarily related to a $96.5 million tax benefit on pre-tax losses outside of the United States (OUS). Additionally, there was a $32.2 million tax benefit associated with a deferred tax benefit on a post-emergence intra-entity transfer.

The income tax expense of $58.5 million for the Predecessor period from January 1, 2024 through April 23, 2024 includes income tax expense of $19 million related to the impact of the Plan and Fresh Start Adjustments. Related to the impact of the Plan, Endo International plc recorded an income tax benefit of $171.1 million for a release to the historical valuation allowances associated with certain deferred tax assets, $25.6 million for the reduction of certain net deferred tax liabilities and an income tax expense of $3.8 million for the reduction in income tax payable/receivables. These benefits are partially offset by $211.4 million of income tax expense for the deferred tax impact from Fresh Start Adjustments. The Company also recorded income tax expenses of $30.1 million related to increases in accrued interest on uncertain tax position, $4.2 million Indian capital gain tax on the intercompany transfer of shares, and $9.3 million related to changes in valuation allowances. This was offset by an income tax benefit of $10.3 million associated with a reduction to our net UTP liability related to a Canadian statute lapse.

The income tax expense for the Predecessor years ended December 31, 2023 and 2022 primarily relates to accrued interest on uncertain tax positions.

The change in income tax benefit for the Successor period ending December 31, 2024 versus the Predecessor period ending April 23, 2024 primarily relates to the tax benefit on the Successor period pre-tax loss with no valuation allowance coupled with a deferred tax benefit on a post-emergence intra-entity transfer and the lack of impact related to the Plan and Fresh Start Adjustments. The change in income tax expense for the Predecessor period ending April 23, 2024 versus the Predecessor period ending December 31, 2023 primarily relates to the income tax expense resulting from the impact of the Plan and Fresh Start Adjustments offset by a decrease in the accrued interest on uncertain tax positions. The change in 2023 (Predecessor) income tax expense compared to 2022 (Predecessor) primarily relates to an increase in accrued interest on uncertain tax positions.

Deferred Tax Assets and Liabilities

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The significant components of the net deferred income tax asset (liability) shown on the balance sheets are as follows (in thousands):

	Successor	Predecessor
	December 31, 2024	December 31, 2023
Deferred tax assets:		
Accrued expenses and reserves	$ 45,183	$ 274,424
Deferred interest deduction	26,826	492,394
Fixed assets, intangible assets and deferred amortization	101,967	549,715
Loss on capital assets	—	4,755
Investments	20	—
Net operating loss carryforward	160	15,478,840
Other	23,558	59,145
Research and development and other tax credit carryforwards	—	7,402
Total gross deferred income tax assets	$ 197,714	$ 16,866,675
Deferred tax liabilities:		
Other	$ (3,569)	$ (9,148)
Investments	—	(136)
Total gross deferred income tax liabilities	$ (3,569)	$ (9,284)
Valuation allowance	(342)	(16,873,639)
Net deferred income tax asset (liability)	$ 193,803	$ (16,248)

A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company assesses the available positive and negative evidence to estimate whether the existing deferred tax assets will be realized. It is possible in the future we may be required to establish a valuation allowance on a portion of a jurisdiction's deferred tax assets. Establishing these valuation allowances would result in a charge to income tax expense for the period the establishment is recorded, which could have a material impact on net earnings. The timing and amount of the potential valuation allowance establishment are subject to significant management judgment and prospective earnings. As of December 31, 2024, the total valuation allowance was $0.3 million.

Historically, Endo International plc, an Irish-domiciled entity, was the parent company and the reinvestment analysis was completed from an Irish parent perspective. Endo, Inc. is a U.S.-based parent company and therefore our reinvestment analysis has been completed from a U.S.-based parent perspective. Endo, Inc. has determined that the undistributed earnings of all of its foreign subsidiaries will be indefinitely reinvested. The additional income taxes related to indefinitely reinvested earnings for which a deferred tax liability is not recorded is expected to be immaterial.

Uncertain Tax Positions

The Company and its subsidiaries are subject to income taxes in the U.S., various states and numerous foreign jurisdictions with varying statutes as to which tax years are subject to examination by the tax authorities. The Company has taken positions on its tax returns that may be challenged by various tax authorities. The Company believes it has appropriately established reserves for tax-related uncertainties. The Company endeavors to resolve matters with a tax authority at the examination level and could reach agreement with a tax authority at any time. The accruals for tax-related uncertainties are based on the Company's best estimate of the potential tax exposures. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. The final outcome with a tax authority may result in a tax liability that is more or less than that reflected in our financial statements. Favorable resolution of such matters could be recognized as a reduction of the Company's effective tax rate in the year of resolution, while a resolution that is not favorable could increase the effective tax rate and may require the use of cash. Uncertain tax positions are reviewed quarterly and adjusted as necessary when events occur that affect potential tax liabilities, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, identification of new issues and issuance of new legislation, regulations or case law.

As of December 31, 2024, the Company had total UTPs, including accrued interest and penalties, of $4.3 million. If recognized in future years, $4.3 million of such amounts would impact the income tax provision and effective tax rate. As of December 31, 2023, the Predecessor had total UTPs, including accrued interest and penalties, of $680.2 million. If recognized in future years, $295.9 million of such amounts would have impacted the income tax provision and effective tax rate. The following table summarizes the activity related to UTPs (in thousands):

	Unrecognized Tax Positions Federal, State and Foreign Tax
UTP Balance at December 31, 2021 (Predecessor)	$ 566,439
Gross additions for current year positions	20,061
Decrease due to lapse of statute of limitations	(4,451)
Currency translation adjustment	(2,419)
UTP Balance at December 31, 2022 (Predecessor)	$ 579,630
Gross additions for current year positions	12,457
Decrease due to lapse of statute of limitations	(186)
Currency translation adjustment	(199)
UTP Balance at December 31, 2023 (Predecessor)	$ 591,702
Gross additions for current year positions	3,764
Gross reductions for prior period positions	(10,214)
Currency translation adjustments	(1,329)
Adjustments related to plan effects	(581,073)
UTP Balance at April 23, 2024 (Predecessor)	$ 2,850
Currency translation adjustment	(787)
UTP Balance at December 31, 2024 (Successor)	$ 2,063
Accrued interest and penalties	2,250
Total UTP balance including accrued interest and penalties	$ 4,313

The Company records accrued interest and penalties, where applicable, related to uncertain tax positions as part of the provision for income taxes. The cumulative accrued interest and penalties related to uncertain tax positions were $2.3 million and $88.5 million as of December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024, the Successor recognized net expense of $0.2 million associated with UTPs primarily related to interest. During the year ended December 31, 2023, the Predecessor recognized net expense of $43.8 million associated with UTPs, primarily related to interest. During the year ended December 31, 2022, the Predecessor recognized net expense of $16.2 million associated with UTPs, primarily related to interest and penalties. At December 31, 2024, the UTP liability is included in the Consolidated Balance Sheets within Other liabilities. At December 31, 2023, the UTP liability is included in the Consolidated Balance Sheets within Liabilities subject to compromise, Other liabilities and, where appropriate, as a reduction to Deferred tax assets.

As of December 31, 2024, we may be subject to examination in the following major tax jurisdictions:

Jurisdiction	Open Years
Canada	2024
India	2012 through 2024
Ireland	2022 through 2024
U.S. - federal, state and local	2024

NOTE 23. NET (LOSS) INCOME PER SHARE

The following is a reconciliation of the numerator and denominator of basic and diluted net (loss) income per share (in thousands):

	Successor	Predecessor		
	2024	Period From January 1, 2024 through April 23, 2024	2023	2022
Numerator:				
(Loss) income from continuing operations	$ (730,864)	$ 6,190,480	$ (2,447,786)	$ (2,909,618)
Income (loss) from discontinued operations	—	182,838	(2,021)	(13,487)
Net (loss) income	$ (730,864)	$ 6,373,318	$ (2,449,807)	$ (2,923,105)
Denominator:				
For basic per share data—weighted average shares	76,156	235,220	235,219	234,840
Dilutive effect of common stock/ordinary share equivalents	—	—	—	—
For diluted per share data—weighted average shares	76,156	235,220	235,219	234,840

Basic per share amounts are computed based on the weighted average number of common stock or ordinary shares outstanding, as applicable, during the period. Diluted per share amounts are computed based on the weighted average number of common stock or ordinary shares, as applicable, outstanding and, if there is net income from continuing operations during the period, the dilutive effect of common stock/ordinary share equivalents outstanding during the period.

The dilutive effect of common stock/ordinary share equivalents, if any, is measured using the treasury stock method.

Endo, Inc. issued approximately 244 thousand shares of Escrowed Equity, with such Escrowed Equity to be distributed to holders of second lien deficiency claims and unsecured notes claims in accordance with the "Net Debt Equity Split Adjustment" defined under the Plan, which is excluded for purposes of calculating basic net income (loss) per share in the Consolidated Statements of Operations for the Successor year ended December 31, 2024. Escrowed Equity to be distributed were determined on the Fallback Date, which was 210 days after emergence, or November 19, 2024. Effective December 31, 2024, approximately 189 thousand shares were returned to the Company and cancelled and the remaining shares were released from the escrow account to holders of second lien deficiency claims and unsecured notes claims. The non-cash impact of the distribution of equity to holders of second lien deficiency claims and unsecured notes claims was approximately $1.4 million, recorded as an adjustment to Endo Inc.'s additional paid-in capital.

As contemplated by the Plan and approved on July 23, 2024, Endo, Inc. adopted a long-term incentive plan and authorized and reserved 3.6 million shares for issuance pursuant to equity incentive awards to be granted under such plan. On September 30, 2024, Endo, Inc. granted 1.3 million awards under the Endo, Inc. 2024 Stock Incentive Plan. As of March 4, 2025, up to approximately 2.3 million shares are issuable subject to the terms of equity awards granted under Endo, Inc.'s 2024 Stock Incentive Plan.

Diluted shares used in the calculation of the diluted loss per share for the year ended December 31, 2024 represented basic shares. Due to the net loss experienced by the Company for the year ended December 31, 2024, the inclusion of the potentially dilutive effect of approximately 1.3 million equity awards in the calculation of actual diluted shares would have resulted in anti-dilution.

On March 3, 2023, in connection with its bankruptcy proceedings, Endo International plc took action to reject all outstanding award agreements associated with its stock options and stock awards.

NOTE 24. SAVINGS AND INVESTMENT PLAN AND DEFERRED COMPENSATION PLANS

Savings and Investment Plan

The Company maintains a defined contribution Savings and Investment Plan (the Endo 401(k) Plan) covering all U.S.-based eligible employees. The Company matches 100% of the first 3% of eligible cash compensation that a participant contributes to the Endo 401(k) Plan plus 50% of the next 2% for a total of up to 4%, subject to statutory limitations. The Company's matching contributions generally vest ratably over a two-year period.

Costs incurred for contributions made to the Endo 401(k) Plan amounted to $3.8 million, $2.2 million, $5.7 million and $6.5 million for the Successor year ended December 31, 2024, the Predecessor period January 1, 2024 through April 23, 2024, the year ended December 31, 2023 (Predecessor) and the year ended December 31, 2022 (Predecessor), respectively.

NOTE 25. SUBSEQUENT EVENTS

Divestiture of International Pharmaceutical Business

On March 10, 2025, the Company entered into a definitive agreement to divest its International Pharmaceuticals business to Knight Therapeutics Inc. The total consideration for the transaction is up to $99 million, which includes an upfront cash payment of $84 million and up to an additional $15 million in potential future payments contingent upon the achievement of certain milestones. The transaction is expected to close in mid-2025, pending customary regulatory approvals and satisfaction of other customary closing conditions. The assets subject to sale are classified as held and used as of December 31, 2024 as the criteria for classification as held for sale were not met as of that date. Such assets are expected to be classified as held for sale as of March 31, 2025 in the Company's first quarter Form 10-Q. Among other potential accounting considerations, the Company is in the process of assessing whether the transaction represents a strategic shift to the Company's overall business.

Combination of Mallinckrodt and Endo

On March 13, 2025, Endo Inc. and Mallinckrodt plc ("Mallinckrodt") entered the Transaction Agreement. Under the terms of the agreement, upon completion of the combination transaction, Endo's shareholders will receive shares of Mallinckrodt stock and their pro rata share of cash, totaling $80 million (subject to an adjustment of up to an additional $20 million) in the aggregate, for each share of Endo stock owned as of the specified record date, such that upon completion of the combination transaction, Mallinckrodt will be the parent entity of the combined group and Mallinckrodt shareholders will own 50.1% and Endo shareholders will own 49.9% of the combined company. Mallinckrodt will continue as the holding company for the combined business, and Endo will become a wholly owned subsidiary of Mallinckrodt, with all of Mallinckrodt's operating assets being contributed to Endo or its subsidiaries.

The transaction is expected to close in the second half of 2025, subject to approval by shareholders of both companies, regulatory approvals and customary closing conditions.